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TABLE OF CONTENTS 2

Submitted Confidentially to Division of Corporation Finance on August 26, 2014
As filed with the Securities and Exchange Commission on                             , 2014

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Confidential Draft
Submission

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PRA HEALTH SCIENCES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	8731 (Primary Standard Industrial Classification Code Number)	46-3640387 (I.R.S. Employer Identification No.)

PRA Health Sciences, Inc.
4130 ParkLake Avenue
Suite 400
Raleigh, NC 27612
(919) 786-8200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Colin Shannon
President and Chief Executive Officer
PRA Health Sciences, Inc.
4130 ParkLake Avenue
Suite 400
Raleigh, NC 27612
(919) 786-8200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Richard Fenyes, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 Telephone: (212) 455-2000 Telecopy: (212) 455-2502	Marc Jaffe, Esq. Rachel Sheridan, Esq. Latham & Watkins LLP 885 3rd Avenue New York, NY 10022 Telephone: (212) 906-1200 Telecopy: (212) 751-4864

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock, $0.01 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and neither we nor the selling stockholder is soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                        , 2014

Preliminary Prospectus

                             Shares

PRA Health Sciences, Inc.

Common Stock

PRA Health Sciences, Inc. is offering                             shares of its common stock and the selling stockholder is offering                             shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholder. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $               and $               per share. We intend to apply to have our common stock listed on the NASDAQ Global Market under the symbol "PRAH".

We are an "emerging growth company" as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 15 to read about factors you should consider before purchasing our common stock.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions
Proceeds to PRA Health Sciences, Inc., before expenses
Proceeds to Selling Stockholder, before expenses

Delivery of the shares of common stock is expected to be made on or about                             , 2014. The selling stockholder identified elsewhere in this prospectus has granted the underwriters an option for a period of 30 days to purchase up to an additional                             shares of common stock to cover over-allotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by the selling stockholder will be $               and the total proceeds to the selling stockholder, before expenses will be $               .

Joint Book-Running Managers

Jefferies	Citigroup	KKR	UBS Investment Bank
Credit Suisse			Wells Fargo Securities

Co-Managers

Baird	William Blair

The date of this prospectus is                             , 2014.

Neither we, the selling stockholder nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus or in any free writing prospectus that we may authorize to be delivered or made available to you. Neither the delivery of this prospectus nor the sale of our common stock means that the information contained in this prospectus or any free writing prospectus is correct after the date of this prospectus or such free writing prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy the shares of common stock in any circumstances under which the offer or solicitation is unlawful.

 INDUSTRY AND OTHER DATA

In addition to the industry, market and competitive position data referenced throughout this prospectus from our own internal estimates and research, some market data and other statistical information used throughout this prospectus are based in part upon information provided by independent research and advisory firms, none of which have been commissioned by us, but for which we have paid a subscription fee. Third-party industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such

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information. We are responsible for all of the disclosure in this prospectus and while we believe that each of the publications, studies and surveys used throughout this prospectus are prepared by reputable sources, neither we nor the underwriters have independently verified market and industry data from third-party sources. While we believe our internal company research and estimates are reliable, such research and estimates have not been verified by any independent source. In addition, assumptions and estimates of our and our industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors." These and other factors could cause our future performance to differ materially from our assumptions and estimates. See "Special Note Regarding Forward Looking Statements."

 GLOSSARY

"Phase I".    Phase I trials are typically conducted in healthy individuals or, on occasion, in patients, and typically involve 20 to 80 subjects and typically range from a few months to several years. These trials are designed to establish the basic safety, dose tolerance, absorption, metabolism, distribution and excretion of the clinical product candidate, the side effects associated with increasing doses, and if possible, early evidence of effectiveness. If the trial establishes the basic safety and metabolism of the clinical product candidate, Phase II trials are generally initiated.

"Phase II".    Phase II trials are conducted in a limited population of patients with the disease or condition that the clinical product candidate is intended to treat. These trials typically test a few hundred patients and last on average 12 to 18 months. Phase II trials are typically designed to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the clinical product candidate for specific targeted diseases or conditions, and to determine dose tolerance, optimal dosage and dosing schedule. Phase II trials are sometimes divided into two phases: Phase IIa trials typically evaluate the dose response of the clinical product candidate and Phase IIb trials typically evaluate the efficacy of the clinical product candidate at the prescribed doses. If the Phase II trials indicate that the clinical product candidate may be safe and effective, Phase III trials are generally initiated.

"Phase III".    Phase III trials evaluate the clinical product candidate in significantly larger and more diverse patient populations than Phase I and II trials and are conducted at multiple, geographically dispersed sites. On average, this phase lasts from one to three years. Depending on the size and complexity, Phase III CRO contracts can exceed $10 million in some cases and may include multiple sequential trials. During this phase, the clinical product candidate's overall benefit/risk ratio and the basis for product approval are established. If the clinical product candidate successfully completes Phase III, then the sponsor may submit a New Drug Application, or NDA, for approval by the FDA or a similar marketing authorization application for approval by non-U.S. regulatory agencies.

"Phase IV".    Phase IV or "post-approval" trials are intended to monitor the drug's long-term risks and benefits, to analyze different dosage levels, to evaluate different safety and efficacy parameters in target populations or to substantiate marketing claims. Phase IV trials typically enroll thousands of patients and last from six months to several years. The FDA may require Phase IV testing and surveillance programs to monitor the effect of approved drugs which have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of post-marketing programs.

PRA® and our logo are two of our trademarks that are used in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of third parties. Trademarks, tradenames and service marks referred to in this prospectus may or may not appear with the ® and ™ symbols, but those references (or the lack thereof) are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable trademark law, our rights or that the applicable owner will not assert its rights to any such trademarks, tradenames and service marks.

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 PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the matters discussed under the captions "Risk Factors," "Unaudited Pro Forma Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes thereto appearing at the end of this prospectus, before making an investment decision.

As used in this prospectus, unless the context otherwise requires, references to "PRA Health Sciences," "PRA," "the Company," "our company," "we," "us," and "our" refer to PRA Health Sciences, Inc. and its consolidated subsidiaries.

Overview

We are one of the world's leading global contract research organizations, or CROs, by revenue, providing outsourced clinical development services to the biotechnology and pharmaceutical industries. We believe we are one of a select group of CROs with the expertise and capability to conduct clinical trials across all major therapeutic areas on a global basis. We have therapeutic expertise in areas that are among the largest in pharmaceutical development, including oncology, central nervous system, inflammation and infectious diseases. We believe we provide our clients with one of the most flexible clinical development service offerings, which includes both traditional, project-based Phase I through Phase IV services as well as embedded and functional outsourcing services. We believe we further differentiate ourselves from our competitors through our investments in medical informatics and clinical technologies designed to enhance efficiencies, improve study predictability and provide better transparency for our clients throughout their clinical development processes.

We are one of the largest CROs in the world by revenue, focused on executing clinical trials on a global basis. Our global clinical development platform includes more than 75 offices across North America, Europe, Asia, Latin America, South Africa, Australia and the Middle East and more than 10,000 employees worldwide. Since 2000, we have performed approximately 2,300 clinical trials worldwide. We have worked on more than 100 marketed drugs across several therapeutic areas and conducted the pivotal or supportive trials that led to U.S. Food and Drug Administration, or FDA, or international regulatory approval of more than 45 drugs. We are focused on further expansion into high growth, emerging markets, which is demonstrated by the formation of our 2012 joint venture with WuXi AppTec (Shanghai) Co. Ltd., or WuXi, a CRO managing clinical trials in Asia, and our 2013 acquisition of ClinStar, LLC, or ClinStar, a CRO managing clinical research trials in Eastern Europe.

We believe we are a leader in the transformation of the CRO engagement model via our flexible clinical development service offerings, which include embedded and functional outsourcing services in addition to traditional, project-based clinical trial services. In September 2013, we completed the acquisition of ReSearch Pharmaceutical Services, or RPS, a global CRO providing clinical development services primarily to large pharmaceutical companies, which provides a highly complementary fit with our historical focus on biotechnology and small- to mid-sized pharmaceutical companies. RPS, now known as our Strategic Solutions offerings, provides Embedded Solutions™ and functional outsourcing services in which our teams are fully integrated within the client's internal clinical development operations and are responsible for managing functions across the entire breadth of the client's drug development pipeline. We believe that our Strategic Solutions offerings represent an innovative alternative to the traditional, project-based approach and allow our clients to maintain greater control over their clinical development processes. Our flexible clinical development service offerings expand our addressable market beyond the traditional outsourced clinical development market to include the clinical development spending that biopharmaceutical companies historically have retained in-house.

Over the past 30 years, we have developed strong client relationships and have performed services for more than 300 biotechnology and pharmaceutical clients. In the first six months of 2014, we derived 20% of our service revenue from small- to mid-sized pharmaceutical companies, 26% of our service revenue from large biotechnology companies and 14% of our service revenue from emerging biotechnology companies. We believe that we have built a reputation as a strategic partner of choice for biotechnology and small- to mid-sized pharmaceutical companies as a result of our competitively differentiated platform and our long-term track record of serving these companies. We expect to benefit from growth in clinical development investment from these customers given the favorable capital raising environment in recent years. Our acquisition of RPS significantly expanded our relationships with large pharmaceutical companies, which represented 40% of our service revenue for the six months ended June 30, 2014 and include all of the top 20 largest pharmaceutical companies. We believe we are well positioned to broaden our relationships and pursue strategic alliances with these large pharmaceutical companies due to our global presence, broad therapeutic expertise and flexible clinical development service offerings.

Our Industry

Industry Standard Research, or ISR, a market research firm, estimated in its "2014 CRO Market Size Projections" report that the size of the worldwide CRO market was approximately $22 billion in 2013 and will grow at an 8% compound annual growth rate, or CAGR, to $32 billion over the next five years. This growth will be driven by an increase in the amount of research and development, or R&D, expenditures and higher levels of clinical development outsourcing by biopharmaceutical companies.

Increased R&D spending

ISR estimates that R&D expenditures by biopharmaceutical companies was approximately $240 billion in 2013 and will grow at more than 2% per year over the next five years. Of this amount, approximately $99 billion was spent on development, including $70 billion on Phase I through IV clinical development. Growth drivers of R&D spending among biopharmaceutical companies include the need to replenish approximately $84 billion in lost revenues since 2012 resulting from the patent expirations of a large number of high-profile drugs and a robust capital raising environment among biotechnology companies in which over $18 billion has been raised in the first six months of 2014.

Higher outsourcing penetration

ISR estimates that approximately 31% of Phase I through IV clinical development spend is outsourced to CROs, and that the level of penetration is expected to increase to approximately 43% by 2018. We believe this increase in outsourcing penetration is due to several factors, including the need to maximize R&D productivity, the increasing burden of clinical trial complexity, the desire to pursue simultaneous registration in multiple countries and strong growth in Phase II through Phase IV trials.

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  Maximizing Productivity and Reducing Cost — Productivity within the biopharmaceutical industry has declined over the past several years, while the cost of developing new drugs has increased significantly. We believe that the need for biopharmaceutical companies to maximize productivity and lower costs will cause them to look to CROs as partners that can improve efficiency and clinical success rates, and increase flexibility and speed across their clinical operations.

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  Increasing Clinical Trial Complexity — Over the last decade, the burden of clinical trial complexity has been increasingly difficult to manage due to requirements from regulatory authorities worldwide for greater amounts of clinical trial and safety data to support the approval of new drugs, and requirements for adherence to increasingly complex and diverse regulations and guidelines. To balance the conflicting demands of a growing market with the need to control R&D expenses, biopharmaceutical companies engage CROs to provide services designed to generate high quality and timely data in support of regulatory approvals of new drugs or the reformulations of existing drugs as well as support of post-approval regulatory requirements.

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  Simultaneous Multi-Country Registration — Given their desire to maximize efficiency and global market penetration to achieve higher potential returns on their R&D expenditures, biopharmaceutical companies are increasingly pursuing simultaneous, rather than sequential, regulatory new drug submissions and approvals in multiple countries. However, most biotechnology and small- to mid-sized pharmaceutical companies do not possess the capability or capacity to simultaneously conduct large-scale clinical trials in more than one country.

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  Growth in Phase II through Phase IV Trials — Biopharmaceutical companies are also devoting an increasing amount of resources to Phase II through IV trials. Complex late-stage trials, especially those in which sponsors seek to recruit patients with specific conditions on a global basis, are ideally suited for outsourcing to the select group of global CROs with expertise to execute these studies and access to industry leading investigators and trial sites globally. We believe the increase in the quantity and complexity of clinical trials exceeds the capacity and expertise of many biopharmaceutical companies, and is causing them to increasingly seek outsourced solutions.

Our Competitive Strengths

Global CRO platform

We are one of the largest CROs in the world by revenue, focused on executing clinical trials on a global basis. We are dedicated to the seamless execution of integrated clinical trials on multiple continents concurrently. We believe our global presence and scale are important differentiators as biopharmaceutical companies are increasingly focused on greater patient access for increasingly complex clinical trials and gaining regulatory approval for new products in multiple jurisdictions simultaneously.

Broad and flexible service offering

We believe that we are one of a select group of CROs capable of providing both traditional, project-based CRO services as well as embedded and functional outsourcing services. Our broad and flexible service offering allows us to meet the clinical research needs of a wide range of clients, from small biotechnology companies to large pharmaceutical companies. Through more than 30 years of experience, we have developed significant expertise executing complex drug development projects that span Phase I through Phase IV clinical trials.

Therapeutic expertise in large segments of drug development

Our therapeutic expertise encompasses areas that are among the largest in pharmaceutical development, including oncology, central nervous system, inflammation and infectious diseases. We have participated in more than 950 clinical trials in these key areas since 2005, accounting for a substantial majority of our total clinical trials during this period.

Innovative approach to clinical trials using medical informatics

We are committed to being an industry leader in developing global, scalable and sustainable solutions for our clients. We have invested in and acquired large databases of aggregated patient medical data, which we refer to as medical informatics, to better understand patient distribution and location. Our medical informatics suite includes physician, hospital and pharmacy databases that cover more than 280 million patient lives and approximately 10 billion patient and pharmacy claims in the United States. We believe our proprietary analysis and application of this data are key differentiators and allow us to identify more productive investigative sites and speed up overall patient enrollment, thereby decreasing drug development timelines.

Attractive and diversified client base

Over the past 30 years, we have performed services for more than 300 biotechnology and pharmaceutical clients. We believe we are one of a select group of global, large scale CROs with a long-term track record serving biotechnology and small- to mid-sized pharmaceutical companies, and believe that these companies represent an attractive growth opportunity. In addition, our acquisition of RPS significantly expanded our relationships with large pharmaceutical companies, which currently include all of the top 20 largest pharmaceutical companies.

Innovative management team

We are led by a dedicated and experienced executive management team that has an average of 20 years of experience across the global clinical research, pharmaceutical and life sciences industries. This team has been responsible for building our global platform, developing our advanced IT-enabled infrastructure and realizing our significant growth in revenue and earnings over the past five years. In addition, this team has been responsible for successfully integrating the RPS, CRI Lifetree and ClinStar acquisitions, as well as structuring and successfully executing our WuXi joint venture.

Our Growth Strategy

Leverage our strong market position within the biotechnology and small- to mid-sized pharmaceutical market

We believe our long-term track record serving biotechnology and small- to mid-sized pharmaceutical companies has resulted in our earning a reputation as a strategic partner of choice for these companies. We intend to leverage our strong relationships with biotechnology and small- to mid-sized pharmaceutical companies to capture additional business from these companies. In particular we believe the CRO strategic alliances that have become prevalent with large pharmaceutical companies over the past several years will increasingly be utilized by biotechnology and small- to mid-sized pharmaceutical companies. We believe we are well positioned to take advantage of these opportunities.

Build deeper and broader relationships with large pharmaceutical companies

Large pharmaceutical companies have increasingly focused on partnering with multinational CROs that offer a wide array of global therapeutic and service capabilities. Our acquisition of RPS significantly increased the depth of our relationships with large pharmaceutical companies. We intend to expand these relationships beyond the Embedded Solutions provided through our Strategic Solutions offerings to include additional traditional, project-based clinical trial services.

Expand our leading therapeutic expertise in existing and new areas

We believe that our therapeutic expertise in all clinical phases of drug development is critical to the proper design and management of clinical trials and we intend to continue to capitalize on our strong market positions in several large therapeutic categories. We have established and will continue to refine our scientific and therapeutic business development initiatives, which link our organization to key clinical opinion leaders and medical informatics data to more effectively leverage therapeutic expertise throughout our client engagement. Specifically, we believe that oncology, central nervous system, inflammation and infectious diseases, which together represent the majority of all drug candidates currently in clinical development by biotechnology and pharmaceutical companies, will be significant drivers of our growth.

Continue to realize financial synergies and strategic benefits from recent acquisitions

We believe we will continue to realize financial synergies and strategic benefits from the acquisitions we have completed over the past two years, resulting in additional revenue growth and margin improvements. We have substantially completed the operational integration of these acquisitions, and are in the process of executing our strategy to eliminate redundancies in corporate and overhead functions and achieve cost efficiencies resulting from the scale of the combined business. We are also in the early stages of benefitting from revenue opportunities gained by cross-selling our full set of services to our existing and new customers.

Pursue selective and complementary acquisition strategy

We are a selectively acquisitive company focused on growing our core service offerings, therapeutic capabilities and geographic reach into areas of high market growth. We have acquired 16 companies since 1997 and have established programs to help us identify acquisition targets and integrate them successfully. Our acquisition strategy is driven by our comprehensive commitment to serve client needs and we are continuously assessing the market for potential opportunities.

Risk Factors

Our business is subject to numerous risks, including the following:

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  Most of our contracts may be terminated on short notice, and we may be unable to maintain large client contracts or to enter into new contracts.

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  The historical conversion rate of our backlog to service revenue may not be indicative of our future conversion rate.

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  The market for our services may not grow as we expect.

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  We may underprice our fixed-fee contracts or overrun our cost estimates.

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  We may be unable to maintain our IT systems or effectively update them.

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  Client concentration or concentration in therapeutic classes in which we conduct clinical trials could harm our business.

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  Our business is subject to risks associated with international operations, including economic, political and other risks, such as compliance with a myriad of non-U.S. laws and regulations, complications from conducting clinical trials in multiple countries simultaneously and changes in exchange rates.

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  We may be unable to successfully develop and market new services or enter new markets.

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  We may be unable to effectively integrate our acquisitions or manage our growth.

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  Our failure to perform services in accordance with contractual requirements, government regulations and ethical considerations may subject us to significant costs or liability, which could also damage our reputation and cause us to lose existing business or not receive new business.

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  Our services are related to treatment of human patients, and we could face liability if a patient is harmed.

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  We had approximately $1,258.3 million of total indebtedness as of June 30, 2014, of which $883.3 million is variable rate secured debt with a weighted average interest rate of 4.5%, and may incur further indebtedness.

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  Our current majority stockholder will retain significant influence over us and key decisions about our business following the offering that could limit other stockholders' ability to influence the outcome of matters submitted to stockholders for a vote.

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  Upon the listing of our shares on the NASDAQ Global Market, we intend to be a "controlled company" within the meaning of the NASDAQ rules. As a result, our stockholders will not have certain corporate governance protections concerning the independence of our board that would otherwise apply to us.

These and other risks are more fully described in the section entitled "Risk Factors" beginning on page 14. We urge you to carefully consider all the information presented in "Risk Factors" and elsewhere in this prospectus before purchasing our common stock.

Affiliates of KKR beneficially own in excess of 10% of our issued and outstanding common stock. Because KKR Capital Markets LLC is an Underwriter in this offering and its affiliates own in excess of 10% of our issued and outstanding common stock, KKR Capital Markets LLC is deemed to have a "conflict of interest" under Rule 5121, or Rule 5121, of the Financial Industry Regulatory Authority, Inc., or FINRA. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a "qualified independent underwriter" is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of Rule 5121. See "Conflicts of Interest."

Our History and Corporate Information

PRA Health Sciences, Inc. was incorporated in Delaware in June 2013 under the name Pinnacle Holdco Parent, Inc. On December 19, 2013, Pinnacle Holdco Parent, Inc. changed its name to PRA Global

Holdings, Inc. and on July 10, 2014, PRA Global Holdings, Inc. changed its name to PRA Health Sciences, Inc. Our wholly-owned subsidiary, PRA Holdings, Inc., or PRA Holdings, was incorporated in Delaware in July 2007 and its predecessors date back to 1982. Our qualified and experienced clinical and scientific staff has been delivering clinical drug development services to our clients for more than 30 years and our service offerings now encompass the spectrum of the clinical drug development process.

On February 28, 2013, PRA Holdings acquired ClinStar, LLC, or ClinStar, a CRO and logistics provider organized in the United States with operations in Eastern Europe, for $45.0 million in cash and contingent consideration in the form of a potential earn-out payment of up to $5.0 million.

On September 23, 2013, affiliates of Kohlberg Kravis Roberts & Co. L.P., or KKR, a private equity firm, acquired PRA Holdings for $1.4 billion pursuant to a plan of merger among Pinnacle Holdco Parent, Inc. (now known as PRA Health Sciences, Inc.), Pinnacle Merger Sub, Inc., or merger sub, and Genstar Capital Partners V, L.P, or Genstar, or the PRA Acquisition. Also on September 23, 2013, we acquired RPS Parent Holding Corp., a global CRO, for $274.3 million, or the RPS Acquisition. In this prospectus, we refer to the PRA Acquisition, RPS Acquisition, related debt financing transactions and the extinguishment of PRA's and RPS's existing debt as the KKR Transaction.

On December 2, 2013, we acquired CRI Holding Company, LLC, or CRI Lifetree, a specialized, early stage CRO, for $77.1 million in cash.

We are now a subsidiary of KKR PRA Investors L.P., a Delaware limited partnership controlled by KKR, or KKR PRA Investors. Following the completion of this offering, KKR PRA Investors will beneficially own approximately          % of our outstanding common stock (or approximately          % if the underwriters exercise their option to purchase additional shares in full). KKR PRA Investors is the selling stockholder in this offering.

Our principal executive offices are located at 4130 ParkLake Avenue, Suite 400, Raleigh, North Carolina 27612 and our telephone number is (919) 786-8200. Our website address is www.prahs.com. The information contained in, or accessible through, our website does not constitute part of this prospectus.

 OWNERSHIP AND ORGANIZATIONAL STRUCTURE

The following diagram illustrates our organizational structure after giving effect to the consummation of this offering and the repayment with proceeds of this offering of a portion of our Senior Notes and our Senior Secured Revolving Credit Facility as described under "Use of Proceeds," assuming (i) an initial public offering price of $               per share, the midpoint of the initial public offering range indicated on the cover of this prospectus, and (ii) no exercise by the underwriters of their over-allotment option.

(1)
Our Senior Secured Credit Facilities consist of a $125.0 million revolving credit facility with a five-year maturity, or the Senior Secured Revolving Credit Facility, and a term loan facility with a seven-year maturity, or the Senior Secured Term Loan Facility. As of June 30, 2014, we had no borrowings outstanding under the Senior Secured Revolving Credit Facility (excluding $2.5 million of outstanding letters of credit) and the aggregate outstanding principal amount of the Senior Secured Term Loan Facility was $883.3 million. See "Management's Discussion and Analysis of Financial Condition and Results from Operations — Liquidity and Capital Resources — Senior Secured Credit Facilities." We intend to use approximately $                million of the net proceeds of this offering to repay outstanding borrowings under the Senior Secured Term Loan Facility, plus accrued and unpaid interest. See "Use of Proceeds."

(2)
As of June 30, 2014, we had $375.0 million principal amount of 9.5% senior notes due 2023, or the Senior Notes, outstanding. See "Management's Discussion and Analysis of Financial Condition and Results from Operations — Liquidity and Capital Resources — Senior Notes." We intend to use a portion of the proceeds of this offering to redeem $150.0 million aggregate principal amount of our Senior Notes for an amount equal to 109.5% of their face value, plus accrued and unpaid interest to, but not including, the redemption date. See "Use of Proceeds."

 IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.0 billion in gross revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. An "emerging growth company" may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

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  being permitted to present only two years of audited financial statements and only two years of related results of operations in the Management's Discussion and Analysis of Financial Condition and Results of Operations section in this prospectus;

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  not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act of 2002, or the Sarbanes Oxley Act;

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  reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

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  exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act, which such fifth anniversary will occur in 2019. However, if specified events occur prior to the end of such five-year period, including if we become a "large accelerated filer," our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of some of the reduced disclosure obligations listed above in this prospectus, and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

 THE OFFERING

Common stock offered by us	shares
Common stock offered by the selling stockholder	shares
Total shares offered	shares
Option to purchase additional shares

The selling stockholder has granted the underwriters a 30-day option from the date of this prospectus to purchase up to additional shares of common stock at the initial public offering price, less underwriting discounts and commissions.

Common stock to be outstanding after this offering	shares
Use of proceeds

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $                million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the proceeds of this offering to redeem $150.0 million aggregate principal amount of our Senior Notes for an amount equal to 109.5% of their face value, plus accrued and unpaid interest to, but not including, the redemption date, and to repay approximately $                million of borrowings under the Senior Secured Term Loan Facility. We will not receive any proceeds from the sale of shares by the selling stockholder. See "Use of Proceeds" for more information.

Proposed NASDAQ Global Market symbol	"PRAH"
Risk factors	See "Risk Factors" beginning on page 14 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares of our common stock to be outstanding after this offering is based on the number of shares of our common stock outstanding as of                    , 2014 and excludes:

  •
  shares of common stock issuable upon exercise of stock options outstanding as of                    , 2014 at a weighted average exercise price of $               per share under our equity incentive plans; and

  •
  shares of common stock reserved as of                    , 2014 for future issuance under our equity incentive plans.

Unless otherwise indicated, this prospectus reflects and assumes the following:

  •
  the filing of our amended restated certificate of incorporation and the adoption of our amended and restated by-laws immediately prior to the closing of this offering;

  •
  an initial public offering price of $               per share, which is the midpoint of the range listed on the cover page of this prospectus;

  •
  our       -for-one reverse split of our common stock, which will occur prior to this offering; and

  •
  no exercise by the underwriters of their over-allotment option.

 SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following tables set forth, for the periods and at the dates indicated, our summary historical and pro forma consolidated financial data.

We have derived the summary consolidated financial data for the year ended December 31, 2012, for the period from January 1 through September 22, 2013 and for the period from September 23 through December 31, 2013 from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the summary historical consolidated financial data as of June 30, 2014 and for each of the six month periods ended June 30, 2013 and 2014 from our unaudited consolidated financial statements appearing elsewhere in this prospectus, which have been prepared on the same basis as our audited consolidated financial statements. In the opinion of our management, such unaudited financial data contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such unaudited consolidated financial data.

We have derived the summary unaudited pro forma consolidated financial data for the year ended December 31, 2013 from our unaudited pro forma consolidated financial statements appearing elsewhere in this prospectus. See "Unaudited Pro Forma Consolidated Financial Statements."

The pro forma financial data for the year ended December 31, 2013 gives effect to the following transactions as if they had occurred on January 1, 2013:

  •
  the ClinStar Acquisition on February 28, 2013;

  •
  the acquisition of PRA by KKR on September 23, 2013;

  •
  the acquisition of RPS by PRA on September 23, 2013; and

  •
  our acquisition of CRI Lifetree on December 2, 2013 and the modification of our Senior Secured Term Loan Facility in connection therewith, or the CRI Lifetree Acquisition.

We refer to the foregoing collectively as the Transactions.

The summary unaudited pro forma consolidated financial data is for informational purposes only and does not purport to represent what our results of operations would have been if the Transactions had occurred as of those dates or what those results will be for future periods. We cannot assure you that the assumptions used by our management, which they believe are reasonable, for preparation of the summary unaudited pro forma consolidated financial data will prove to be correct.

The accompanying consolidated statements of operations, cash flows and stockholder's equity are presented for two periods: Predecessor and Successor, which relate to the period preceding the KKR Transaction and the period succeeding the KKR Transaction, respectively. The Company refers to the operations of PRA Health Sciences, Inc. and subsidiaries for both the Predecessor and Successor periods.

Historical results are not indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year. You should read the following data together with the more detailed information contained in "Unaudited Pro Forma Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

	Historical					Pro Forma
	Predecessor		Successor	Predecessor	Successor
	December 31, 2012	January 1, 2013 – September 22, 2013	September 23, 2013 – December 31, 2013	Six Months Ended June 30, 2013	Six Months Ended June 30, 2014	Year Ended December 31, 2013
(In thousands, except per share data)
Consolidated statement of operations data:
Revenue:
Service revenue	$597,072	$508,539	$324,362	$345,971	$622,774	$1,198,292
Reimbursement revenue	102,664	103,531	54,854	67,881	89,511	191,869

Total revenue	699,736	612,070	379,216	413,852	712,285	1,390,161
Operating expenses:
Direct costs	358,572	304,102	222,776	206,253	428,529	815,405
Reimbursable out-of-pocket costs	102,664	103,531	54,854	67,881	89,511	191,869
Selling, general and administrative	160,643	142,880	69,730	97,504	116,849	270,703
Transaction-related costs	—	47,486	29,180	—	—	—
Depreciation and amortization	30,687	25,144	25,333	16,910	49,236	99,459
Loss on disposal of fixed assets	1,560	225	—	225	—	226

Income (loss) from operations	45,610	(11,298)	(22,657)	25,079	28,160	12,499
Interest expense, net	(32,823)	(32,719)	(23,703)	(22,069)	(42,584)	(86,136)
Loss on modification or extinguishment of long-term debt	(9,683)	(21,678)	(7,211)	(1,641)	(1,384)	(1,641)
Foreign currency transaction (losses) gains, net	(7,841)	(3,641)	(4,117)	4,259	(9,099)	(7,926)
Other income (expense), net	183	(530)	1,180	(295)	(175)	174

(Loss) income before income taxes and equity in losses of unconsolidated joint ventures	(4,554)	(69,866)	(56,508)	5,333	(25,082)	(83,030)
(Benefit from) provision for income taxes	(1,847)	(22,079)	(17,186)	654	(11,519)	(22,041)

(Loss) income before equity in losses of unconsolidated joint ventures	(2,707)	(47,787)	(39,322)	4,679	(13,563)	(60,989)
Equity in losses of unconsolidated joint ventures, net of tax	—	(603)	(621)	(208)	(534)	(1,245)

Net (loss) income	$(2,707)	$(48,390)	$(39,943)	$4,471	$(14,097)	$(62,234)

Net (loss) income per share:
Basic	$(0.07)	$(1.22)	$(0.43)	$0.11	$(0.15)	$(0.66)
Diluted	(0.07)	(1.22)	(0.43)	0.11	(0.15)	(0.66)
Cash dividends declared per common share	$2.31	$2.83	—	$2.83	—
Weighted average common shares outstanding:
Basic	39,641	39,643	92,260	39,641	94,445	94,444
Diluted	39,641	39,643	92,260	40,597	94,445	94,444
Cash flow data:
Net cash provided by (used in) operating activities	$99,259	$49,208	$(23,939)	$33,365	$(3,260)
Net cash (used in) provided by investing activities	(18,058)	(60,179)	(1,018,959)	(56,269)	3,188
Net cash (used in) provided by financing activities	(42,157)	(37,267)	1,115,041	(37,280)	(14,417)

	Historical					Pro Forma
	Predecessor		Successor	Predecessor	Successor
	Year Ended December 31, 2012	January 1, 2013 – September 22, 2013	September 23, 2013 – December 31, 2013	Six Months Ended June 30, 2013	Six Months Ended June 30, 2014	Year Ended December 31, 2013
(In thousands, except per share data)
Other financial data:
EBITDA(1)	$58,956	$(12,606)	$(8,093)	$44,104	$66,204	$101,320
Adjusted EBITDA(1)	96,183	91,985	38,590	62,309	85,194	152,516
Adjusted net income(1)	31,898	24,301	1,119	21,667	22,604	19,524
Adjusted net income per diluted share(1)	$0.78	$0.59	$0.01	$0.53	$0.24	$0.21
Backlog (at period end)(2)	1,382,826	—	1,939,666	1,444,210	2,044,832
Net new business(3)	653,529	462,046	312,298	386,340	723,246

As of June 30, 2014
(unaudited) (In thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$57,646
Accounts receivable and unbilled services, net	339,956
Working capital	(3,700)
Total assets	2,363,462
Total long-term debt, net	1,242,276
Total liabilities	1,901,401
Total stockholders' equity	462,061
Total liabilities and stockholders' equity	2,363,462

(1)
We report our financial results in accordance with GAAP. To supplement this information, we also use the following non-GAAP financial measures in this prospectus: "EBITDA," "Adjusted EBITDA" and "Adjusted net income" (including diluted adjusted net income per share) which should not be considered as alternatives to (loss) income from operations, net (loss) income, net (loss) income per share, or any other performance measures derived in accordance with GAAP.

EBITDA represents net (loss) income before interest, taxes, depreciation and amortization. Adjusted EBITDA and Adjusted net income (including diluted adjusted net income per share) represent EBITDA and net income (including diluted net income per share), respectively, adjusted to exclude loss on disposal of fixed assets, loss on modification or extinguishment of debt, foreign currency transaction losses and gains, other (expense) income, management fees, stock-based compensation expense, relocation costs, severance costs, debt refinancing costs, acquisition-related costs, and other one-time charges. Management believes that these measures are more indicative of our operating results as they exclude certain items whose fluctuation from period-to-period do not necessarily correspond to changes in the operating results of our business. In addition, management believes that EBITDA, Adjusted EBITDA and Adjusted net income (including diluted adjusted net income per share) facilitate company-to-company comparisons by backing out potential differences caused by variations in capital structures (affecting interest expense), taxation, and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Because not all companies use identical calculations, these presentations of EBITDA, Adjusted EBITDA and Adjusted net income (including diluted adjusted net income per share) may not be comparable to similarly titled measures of other companies. We further believe that EBITDA, Adjusted EBITDA and Adjusted net income (including diluted adjusted net income per share) are frequently used by securities analysts, investors, and other interested parties in the evaluation of issuers, many of which present EBITDA, Adjusted EBITDA and Adjusted net income (including diluted adjusted net income per share) when reporting their results. These non-GAAP financial measures have limitations as analytical tools, and you should not consider these measures and Adjusted net income (including diluted adjusted net income per share) in isolation, or as a substitute for analysis of our results as reported under GAAP.

EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net (loss) income or other performance measures derived in accordance with GAAP, or as alternatives to cash flow from operating activities as measures of our liquidity. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under GAAP. Some of these limitations are:

•
EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•
EBITDA and Adjusted EBITDA do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•
EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;

•
EBITDA and Adjusted EBITDA do not reflect historical capital expenditures or future requirements for capital expenditures or contractual commitments;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•
other companies in our industry may calculate EBITDA and Adjusted EBITDA differently, limiting their usefulness as comparative measures.

  Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as a measure of cash that will be available to us to meet our obligations

Set forth below are the reconciliations of EBITDA and Adjusted EBITDA to net loss and Adjusted net income to net loss.

	Historical					Pro Forma
	Predecessor		Successor	Predecessor	Successor
	Year Ended December 31, 2012	January 1, 2013 — September 22, 2013	September 23, 2013 — December 31, 2013	Six Months Ended June 30, 2013	Six Months Ended June 30, 2014	Year Ended December 31, 2013
(In thousands)
Net (loss) income	$(2,707)	$(48,390)	$(39,943)	$4,471	$(14,097)	$(62,234)
Depreciation and amortization	30,687	25,144	25,333	16,910	49,236	99,459
Interest expense, net	32,823	32,719	23,703	22,069	42,584	86,136
(Benefit from) provision for income taxes	(1,847)	(22,079)	(17,186)	654	(11,519)	(22,041)

EBITDA	58,956	(12,606)	(8,093)	44,104	66,204	101,320
Management fees	2,000	1,467	560	1,000	1,050	1,572
Stock-based compensation expense	11,610	24,609	132	15,682	1,760	18,232
Loss on disposal of fixed assets	1,560	225	—	225	—	226
Loss on modification or extinguishment of debt	9,683	21,678	7,211	1,641	1,384	1,641
Foreign currency transaction loss (gain), net	7,841	3,641	4,117	(4,259)	9,099	7,926
Other (income) expense, net	(183)	530	(1,180)	295	175	(174)
Equity in losses of unconsolidated joint ventures	—	603	621	208	534	1,245
Transaction-related costs(a)	—	47,486	29,180	—	—	—
Acquisition-related costs(b)	448	3,673	1,346	3,175	867	10,318
Relocation costs	1,265	(18)	—	(18)	—	(18)
Severance and restructuring charges(c)	2,412	235	2,353	—	1,988	6,722
Debt refinancing costs	294	—	—	—	—
Integration costs(d)	—	250	1,523	64	1,304	2,734
Non-cash rent adjustment(e)	—	—	500	—	801	500
Other one-time charges(f)	297	212	320	192	28	272

Adjusted EBITDA	$96,183	$91,985	$38,590	$62,309	$85,194	$152,516

Net (loss) income	$(2,707)	$(48,390)	$(39,943)	4,471	(14,097)	$(62,234)
Amortization of intangible assets	15,647	13,250	19,174	8,789	38,431	77,011
Amortization of deferred financing costs	4,324	1,916	1,608	1,294	2,893	6,117
Management fees	2,000	1,467	560	1,000	1,050	1,572
Stock-based compensation expense	11,610	24,609	132	15,682	1,760	18,232
Loss on disposal of fixed assets	1,560	225	—	225	—	226
Loss on extinguishment of long-term debt	9,683	21,678	7,211	1,641	1,384	1,641
Foreign currency transaction loss (gain), net	7,841	3,641	4,117	(4,259)	9,099	7,926
Other (income) expense, net	(183)	530	(1,180)	295	175	(174)
Equity in losses of unconsolidated joint ventures	—	603	621	208	534	1,245
Transaction-related costs(a)	—	47,486	29,180	—	—	—
Acquisition-related costs(b)	448	3,673	1,346	3,175	867	10,318
Relocation costs	1,265	(18)	—	(18)	—	(18)
Severance and restructuring charges(c)	2,412	235	2,353	—	1,988	6,722
Debt refinancing costs	294	—	—	—	—	—
Integration costs(d)	—	250	1,523	64	1,304	2,734
Non-cash rent adjustment(e)	—	—	500	—	801	500
Other one-time charges(f)	297	212	320	192	28	272

Total Adjustments	57,198	119,757	67,465	28,288	60,314	134,324
Tax effect of total adjustments(g)	22,593	47,066	26,403	11,092	23,613	52,566

Adjusted net income	$31,898	$24,301	$1,119	$21,667	$22,604	$19,524

  (a)
  Transaction-related costs primarily relate to costs incurred in connection with the closing of the KKR Transaction, the CRI Lifetree Acquisition and the ClinStar Acquisition.

  (b)
  Acquisition-related costs primarily related to costs incurred in connection with the due diligence performed on our acquisitions. In addition, acquisition-related costs include costs incurred by PRA related to its 2013 withdrawn IPO.

  (c)
  Represents amounts incurred in connection with the elimination of redundant positions within the organization.

  (d)
  Integration costs represent costs incurred by the Company directly related to the integration our ClinStar, RPS and CRI LifeTree acquisitions. These costs primarily consist of professional fees, rebranding costs, the elimination of redundant facilities and any other costs incurred directly related to the integration of these acquisitions.

  (e)
  The Company has escalating leases that require the amortization of rent expense on a straight-line basis over the life of the lease. The non-cash rent adjustment represents the difference between rent expense recorded in the Company's consolidated statement of operations and the amount of cash actually paid.

  (f)
  Represents charges incurred that are not considered part of our core operating results.

  (g)
  Represents the tax effect of the total adjustments at our estimated statutory rate of 39.5%.

(2)
Our backlog consists of anticipated service revenue from new business awards that either have not started or are but have not been completed. Backlog varies from period to period depending upon new business awards and contract increases, cancellations and the amount of service revenue recognized under existing contracts.

(3)
For our Strategic Solutions offering, the value of new business awards is the anticipated service revenue to be recognized in the corresponding quarter of the next fiscal year. For the remainder of our business, net new business is the value of services awarded during the period from projects under signed contracts, letters of intent and, in some cases, pre-contract commitments that are supported by written communications, adjusted for contracts that were modified or canceled during the period. For the fiscal years 2012 and 2013, net new business excludes the RPS Acquisition.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below together with the other information included in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to purchase our common stock. The occurrence of any of the following risks may materially and adversely affect our business, financial condition, results of operations and future prospects. In this event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Relating to Our Business

The potential loss, delay or non-renewal of our contracts, or the non-payment by our clients for services that we have performed, could adversely affect our results.

We routinely experience termination, cancellation and non-renewals of contracts by our clients in the ordinary course of business, and the number of cancellations can vary significantly from year to year.

Most of our clients for traditional, project-based clinical trial services can terminate our contracts without cause upon 30 to 60 days' notice. For example, our cancellation percentage for traditional, project-based Phase I through IV trials was 21% for the six months ended June 30, 2014 and 22% for the year ended December 31, 2013. Our traditional, project-based clients may delay, terminate or reduce the scope of our contracts for a variety of reasons beyond our control, including but not limited to:

  •
  decisions to forego or terminate a particular clinical trial;

  •
  lack of available financing, budgetary limits or changing priorities;

  •
  actions by regulatory authorities;

  •
  production problems resulting in shortages of the drug being tested;

  •
  failure of the drug being tested to satisfy safety requirements or efficacy criteria;

  •
  unexpected or undesired clinical results;

  •
  insufficient patient enrollment in a trial;

  •
  insufficient investigator recruitment;

  •
  decisions to downsize product development portfolios;

  •
  dissatisfaction with our performance, including the quality of data provided and our ability to meet agreed upon schedules;

  •
  shift of business to another CRO or internal resources;

  •
  product withdrawal following market launch; or

  •
  shut down of our clients' manufacturing facilities.

In addition, our clients for our Strategic Solutions offerings may elect not to renew our contracts for a variety of reasons beyond our control, including in the event that we are unable to provide staff sufficient in number or experience as required for a project.

In the event of termination, our contracts often provide for fees for winding down the study, but these fees may not be sufficient for us to maintain our profit margins, and termination or non-renewal may result in lower resource utilization rates, including with respect to personnel who we are not able to place on another client engagement.

Clinical trials can be costly and a material portion of our revenue is derived from emerging biotechnology and small to mid-sized pharmaceutical companies, which may have limited access to capital. In addition, we provide services to such companies before they pay us for some of our services. There is a risk that we may initiate a clinical trial for a client, and the client subsequently becomes unwilling or unable to fund the completion of the trial. In such a situation, notwithstanding the client's ability or willingness to pay for or otherwise facilitate the completion of the trial, we may be legally or ethically bound to complete or wind down the trial at our own expense.

Because the contracts included in our backlog are generally terminable without cause, we do not believe that our backlog as of any date is necessarily a meaningful predictor of future results. In addition, we may not realize the full benefits of our backlog of contractually committed services if our clients cancel, delay or reduce their commitments under our contracts with them. Thus, the loss or delay of a large contract or the loss or delay of multiple contracts could adversely affect our service revenue and profitability. In addition, the terminability of our contracts puts increased pressure on our quality control efforts, since not only can our contracts be terminated by clients as a result of poor performance, but any such termination may also affect our ability to obtain future contracts from the client involved and others. We believe the risk of loss or delay of multiple contracts is even greater in those cases where we are party to broader partnering arrangements with global biopharmaceutical companies.

We bear financial risk if we underprice our fixed-fee contracts or overrun cost estimates, and our financial results can also be adversely affected by failure to receive approval for change orders or delays in documenting change orders.

Most of our traditional, project-based Phase I through IV contracts are fixed-fee contracts. We bear the financial risk if we initially underprice our contracts or otherwise overrun our cost estimates. In addition, contracts with our clients are subject to change orders, which we commonly experience and which occur when the scope of work we perform needs to be modified from that originally contemplated by our contract with the client. Modifications can occur, for example, when there is a change in a key trial assumption or parameter, a significant change in timing or a change in staffing needs. Furthermore, if we are not successful in converting out-of-scope work into change orders under our current contracts, we bear the cost of the additional work. Such underpricing, significant cost overruns or delay in documentation of change orders could have a material adverse effect on our business, results of operations, financial condition or cash flows.

Our backlog may not convert to service revenue at the historical conversion rate.

Backlog represents anticipated service revenue from contracted new business awards for traditional, project-based clinical trial services that either have not started or are in process but have not been completed and was $2.0 billion at June 30, 2014. Our revenue conversion rate is based on a financial and operational analysis performed by our project management teams and represents the level of effort expected to be expended at a specific point in time. Our backlog at December 31, 2013 and 2012 was $1.9 billion and $1.4 billion, respectively. Once work begins on a project, revenue is recognized over the duration of the project. Projects may be terminated or delayed by the client or delayed by regulatory authorities for reasons beyond our control. To the extent projects are delayed, the timing of our revenue could be affected. In the event that a client cancels a contract, we typically would be entitled to receive payment for all services performed up to the cancellation date and subsequent client authorized services related to terminating the canceled project. Typically, however, we have no contractual right to the full amount of the revenue reflected in our backlog in the event of a contract cancellation. The duration of the projects included in our backlog, and the related revenue recognition, range from a few months to many years. Our backlog may not be indicative of our future results, and we may not realize all the anticipated future revenue reflected in our backlog. A number of factors may affect the realization of our revenue from backlog, including:

  •
  the size, complexity and duration of the projects;

  •
  the cancellation or delay of projects; and

  •
  change in the scope of work during the course of a project.

Fluctuations in our reported backlog levels also result from the fact that we may receive a small number of relatively large orders in any given reporting period that may be included in our backlog. Because of these large orders, our backlog in that reporting period may reach levels that may not be sustained in subsequent reporting periods.

As we increasingly compete for and enter into large contracts that are more global in nature, there can be no assurance about the rate at which our backlog will convert into revenue. A decrease in this conversion rate would mean that the rate of revenue recognized on contracts may be slower than what we have experienced in the past, which could impact our service revenue and results of operations on a quarterly and annual basis. The revenue recognition on larger, more global projects could be slower than on smaller, less global projects for a variety of reasons, including but not limited to, an extended period of negotiation between the time the project is awarded to us and the actual execution of the contract, as well as an increased timeframe for obtaining the necessary regulatory approvals. Additionally, delayed projects will remain in backlog and will not generate revenue at the rate originally expected. Thus, the relationship of backlog to realized revenues is indirect and may vary over time.

Our operating margins and profitability will be adversely affected if we are unable to either achieve efficiencies in our operating expenses or grow revenues at a rate faster than expenses.

We operate in a highly competitive environment and experience competitive pricing pressure. To achieve our operating margins over the last three years, we have implemented initiatives to control the rate of growth of our operating expenses. We will continue to utilize these initiatives in the future with a view to offsetting these pricing pressures; however, we cannot be certain that we will be able to achieve the efficiency gains necessary to maintain or grow our operating margins or that the magnitude of our growth in service revenue will be faster than the growth in our operating costs. If we are unable to grow our service revenue at a faster rate than our operating costs, our operating margins will be adversely affected. Our initiatives and any future cost initiatives may also adversely affect us, as they may decrease employee morale or make it more difficult for us to meet operational requirements.

If we are unable to attract suitable investigators and patients for our clinical trials, our clinical development business may suffer.

The recruitment of investigators and patients for clinical trials is essential to our business. Patients typically include people from the communities in which the clinical trials are conducted. Our clinical development business could be adversely affected if we are unable to attract suitable and willing investigators or patients for clinical trials on a consistent basis. For example, if we are unable to engage investigators to conduct clinical trials as planned or enroll sufficient patients in clinical trials, we may need to expend additional funds to obtain access to resources or else be compelled to delay or modify the clinical trial plans, which may result in additional costs to us. These considerations might result in our being unable to successfully achieve our projected development timelines, or potentially even lead us to consider the termination of ongoing clinical trials or development of a product.

Our embedded and functional outsourcing solutions could subject us to significant employment liability.

With our embedded and functional outsourcing services, we place employees at the physical workplaces of our clients. The risks of this activity include claims of errors and omissions, misuse or misappropriation of client proprietary information, theft of client property and torts or other claims under employment liability, co-employment liability or joint employment liability. We have policies and guidelines in place to reduce our exposure to such risks, but if we fail to follow these policies and guidelines we may suffer reputational damage, loss of client relationships and business, and monetary damages.

If we lose the services of key personnel or are unable to recruit experienced personnel, our business could be adversely affected.

Our success substantially depends on the collective performance, contributions and expertise of our senior management team and other key personnel including qualified management, professional, scientific and technical operating staff and qualified sales representatives for our contract sales services. There is significant competition for qualified personnel in the biopharmaceutical services industry, particularly those with higher educational degrees, such as a medical degree, a Ph.D or an equivalent degree. The departure of any key executive, the payment of increased compensation to attract and retain qualified personnel, or our inability to continue to identify, attract and retain qualified personnel or replace any departed personnel in a timely fashion, may impact our ability to grow our business and compete effectively in our industry and may negatively affect our ability to meet financial and operational goals.

Our effective income tax rate may fluctuate, which may adversely affect our operations, earnings and earnings per share.

Our effective income tax rate is influenced by our projected profitability in the various taxing jurisdictions in which we operate. The global nature of our business increases our tax risks. In addition, as a result of increased funding needs by governments resulting from fiscal stimulus measures, revenue authorities in many of the jurisdictions in which we operate are known to have become more active in their tax collection activities. Changes in the distribution of profits and losses among taxing jurisdictions may have a significant impact on our effective income tax rate, which in turn could have an adverse effect on our net income and earnings per share. The application of tax laws in various taxing jurisdictions, including the United States, is subject to interpretation, and tax authorities in various jurisdictions may have diverging and sometimes conflicting interpretations of the application of tax laws. Changes in tax laws or tax rulings, such as tax reform proposals currently under consideration in the United States or other tax jurisdictions in which we operate, could materially impact our effective tax rate.

Factors that may affect our effective income tax rate include, but are not limited to:

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  the requirement to exclude from our quarterly worldwide effective income tax calculations losses in jurisdictions where no income tax benefit can be recognized;

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  actual and projected full year pre-tax income, including differences between actual and anticipated income before taxes in various jurisdictions;

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  changes in tax laws, or in the interpretation or application of tax laws, in various taxing jurisdictions;

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  audits or other challenges by taxing authorities; and

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  the establishment of valuation allowances against a portion or all of certain deferred income tax assets if we determined that it is more likely than not that future income tax benefits will not be realized.

These changes may cause fluctuations in our effective income tax rate that could adversely affect our results of operations and cause fluctuations in our earnings and earnings per share.

Our business depends on the continued effectiveness and availability of our information systems, including the information systems we use to provide our services to our clients, and failures of these systems may materially limit our operations.

Due to the global nature of our business and our reliance on information systems to provide our services, we intend to increase our use of web-enabled and other integrated information systems in delivering our services. We also provide access to similar information systems to certain of our clients in connection with the services we provide them. As the breadth and complexity of our information systems continue to grow, we will increasingly be exposed to the risks inherent in the development, integration and ongoing operation of evolving information systems, including:

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  disruption, impairment or failure of data centers, telecommunications facilities or other key infrastructure platforms;

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  security breaches of, cyberattacks on and other failures or malfunctions in our critical application systems or their associated hardware; and

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  excessive costs, excessive delays or other deficiencies in systems development and deployment.

The materialization of any of these risks may impede the processing of data, the delivery of databases and services, and the day-to-day management of our business and could result in the corruption, loss or unauthorized disclosure of proprietary, confidential or other data. While we have disaster recovery plans in place, they might not adequately protect us in the event of a system failure. Despite any precautions we take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, information system security breaches and similar events at our various computer facilities could result in interruptions in the flow of data to our servers and from our servers to our clients. Corruption or loss of data may result in the need to repeat a trial at no cost to the client, but at significant cost to us, or result in the termination of a contract or damage to our reputation. Additionally, significant delays in system enhancements or inadequate performance of new or upgraded systems once completed could damage our reputation and harm our business. Finally, long-term disruptions in the infrastructure caused by events such as natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism, particularly involving cities in which we have offices, could adversely affect our business. Although we carry property and business interruption insurance, our coverage might not be adequate to compensate us for all losses that may occur.

Unauthorized disclosure of sensitive or confidential data, whether through system failure or employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. Similarly, unauthorized access to or through our information systems or those we develop for our clients, whether by our employees or third parties, including a cyberattack by computer programmers and hackers who may develop and deploy viruses, worms or other malicious software programs could result in negative publicity, significant remediation costs, legal liability and damage to our reputation and could have a material adverse effect on our results of operations. In addition, our liability insurance might not be sufficient in type or amount to adequately cover us against claims related to security breaches, cyberattacks and other related breaches.

Upgrading the information systems that support our operating processes and evolving the technology platform for our services pose risks to our business.

Continued efficient operation of our business requires that we implement standardized global business processes and evolve our information systems to enable this implementation. We have continued to undertake significant programs to optimize business processes with respect to our services. Our inability to effectively manage the implementation and adapt to new processes designed into these new or upgraded systems in a timely and cost-effective manner may result in disruption to our business and negatively affect our operations.

We have entered into agreements with certain vendors to provide systems development and integration services that develop or license to us the IT platform for programs to optimize our business processes. If such vendors fail to perform as required or if there are substantial delays in developing, implementing and updating the IT platform, our client delivery may be impaired, and we may have to make substantial further investments, internally or with third parties, to achieve our objectives. Additionally, our progress may be limited by parties with existing or claimed patents who seek to enjoin us from using preferred technology or seek license payments from us.

Meeting our objectives is dependent on a number of factors which may not take place as we anticipate, including obtaining adequate technology enabled services, creating IT-enabled services that our clients will find desirable and implementing our business model with respect to these services. Also, increased IT-related expenditures may negatively impact our profitability.

Our operations might be affected by the occurrence of a natural disaster or other catastrophic event.

We depend on our clients, investigators, laboratories and other facilities for the continued operation of our business. Although we have contingency plans in place for natural disasters or other catastrophic events, these events, including terrorist attacks, pandemic flu, hurricanes and ice storms, could nevertheless disrupt our operations or those of our clients, investigators and collaboration partners, which could also affect us. In particular, our headquarters are in Raleigh, North Carolina where hurricanes might occur. Even though we carry business interruption insurance policies and typically have provisions in our contracts that protect us in certain events, we might suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies or for which we do not have coverage. Any natural disaster or catastrophic event affecting us or our clients, investigators or collaboration partners could have a significant negative impact on our operations and financial performance.

We may be adversely affected by client concentration or concentration in therapeutic classes in which we conduct clinical trials.

We derive the majority of our revenues from a limited number of large clients. In 2013 and 2012, we derived 30% and 33%, respectively, of our service revenue from our top five clients. In addition, almost 46% of our backlog, as of June 30, 2014, is concentrated among five clients. If any large client decreases or terminates its relationship with us, our business, results of operations or financial condition could be materially adversely affected.

Additionally, we conduct multiple clinical trials for different clients in single therapeutic classes, particularly in the areas of oncology and central nervous system. For example, clinical trials in oncology and central nervous system represented, 34% of our backlog as of June 30, 2014 and 35% of our backlog as of December 31, 2013, respectively. Conducting multiple clinical trials for different clients in a single therapeutic class involving drugs with the same or similar chemical action has in the past, and may in the future, adversely affect our business if some or all of the trials are canceled because of new scientific information or regulatory judgments that affect the drugs as a class or if industry consolidation results in the rationalization of drug development pipelines.

Our business is subject to international economic, political and other risks that could negatively affect our results of operations and financial condition.

We have significant operations in non-U.S. countries that may require complex arrangements to deliver services on global contracts for our clients. Additionally, we have established operations in locations remote from our most developed business centers. As a result, we are subject to heightened risks inherent in conducting business internationally, including the following:

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  conducting a single trial across multiple countries is complex, and issues in one country, such as a failure to comply with local regulations or restrictions, may affect the progress of the trial in the other countries, for example, by limiting the amount of data necessary for a trial to proceed, resulting in delays or potential cancellation of contracts, which in turn may result in loss of revenue;

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  non-U.S. countries could enact legislation or impose regulations or other restrictions, including unfavorable labor regulations or tax policies, which could have an adverse effect on our ability to conduct business in or expatriate profits from those countries;

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  tax rates in certain non-U.S. countries may exceed those in the United States and non-U.S. earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions, including restrictions on repatriation;

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  certain non-U.S. countries are expanding or may expand their regulatory framework with respect to patient informed consent, protection and compensation in clinical trials, which could delay or inhibit our ability to conduct trials in such jurisdictions or which could materially increase the risks associated with performing trials in such jurisdictions;

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  the regulatory or judicial authorities of non-U.S. countries may not enforce legal rights and recognize business procedures in a manner to which we are accustomed or would reasonably expect;

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  we may have difficulty complying with a variety of laws and regulations in non-U.S. countries, some of which may conflict with laws in the United States;

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  changes in political and economic conditions may lead to changes in the business environment in which we operate, as well as changes in non-U.S. currency exchange rates;

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  clients in non-U.S. jurisdictions may have longer payment cycles, and it may be more difficult to collect receivables in non-U.S. jurisdictions; and

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  natural disasters, pandemics or international conflict, including terrorist acts, could interrupt our services, endanger our personnel or cause project delays or loss of trial materials or results.

These risks and uncertainties could negatively impact our ability to, among other things, perform large, global projects for our clients. Furthermore, our ability to deal with these issues could be affected by applicable U.S. laws and the need to protect our assets. In addition, we may be more susceptible to these risks as we enter and continue to target growth in emerging countries and regions, including India, China, Eastern Europe and Latin America, which may be subject to a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest, all of which are exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced. The materialization of any such risks could have an adverse impact on our financial condition and results of operations.

Due to the global nature of our business, we may be exposed to liabilities under the Foreign Corrupt Practices Act and various non-U.S. anti-corruption laws, and any allegation or determination that we violated these laws could have a material adverse effect on our business.

We are required to comply with the U.S. Foreign Corrupt Practices Act, or the FCPA, and other U.S. and non-U.S. anti-corruption laws, which prohibit companies from engaging in bribery including corruptly or improperly offering, promising, or providing money or anything else of value to non-U.S. officials and certain other recipients. In addition, the FCPA imposes certain books, records, and accounting control obligations on public companies and other issuers. We operate in parts of the world in which corruption can be common and compliance with anti-bribery laws may conflict with local customs and practices. Our global operations face the risk of unauthorized payments or offers being made by employees, consultants, sales agents, and other business partners outside of our control or without our authorization. It is our policy to implement safeguards to prohibit these practices by our employees and business partners with respect to our operations. However, irrespective of these safeguards, or as a result of monitoring compliance with such safeguards, it is possible that we or certain other parties may discover or receive information at some point that certain employees, consultants, sales agents, or other business partners may have engaged in corrupt conduct for which we might be held responsible. Violations of the FCPA or other non-U.S. anti-corruption laws may result in restatements of, or irregularities in, our financial statements as well as severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In some cases, companies that violate the FCPA may be debarred by the U.S. government and/or lose their U.S. export privileges. Changes in anti-corruption laws or enforcement priorities could also result in increased compliance requirements and related costs which could adversely affect our business, financial condition and results of operations. In addition, the U.S. or other governments may seek to hold us liable for successor liability FCPA violations or violations of other anti-corruption laws committed by companies in which we invest or that we acquired or will acquire.

If we are unable to successfully develop and market new services or enter new markets, our growth, results of operations or financial condition could be adversely affected.

A key element of our growth strategy is the successful development and marketing of new services and entering new markets that complement or expand our existing business. As we develop new services or enter new markets, including services targeted at participants in the broader healthcare industry, we may not have or adequately build the competencies necessary to perform such services satisfactorily, may not receive market acceptance for such services or may face increased competition. If we are unable to succeed in developing new services, entering new markets or attracting a client base for our new services or in new markets, we will be unable to implement this element of our growth strategy, and our future business, reputation, results of operations and financial condition could be adversely affected.

If we fail to perform our services in accordance with contractual requirements, government regulations and ethical considerations, we could be subject to significant costs or liability and our reputation could be adversely affected.

We contract with biotechnology and pharmaceutical companies to perform a wide range of services to assist them in bringing new drugs to market. Our services include monitoring clinical trials, data and laboratory analysis, electronic data capture, patient recruitment and other related services. Such services are complex and subject to contractual requirements, government regulations, and ethical considerations. For example, we are subject to regulation by the FDA and comparable non-U.S. regulatory authorities relating to our activities in conducting pre-clinical and clinical trials. The clinical trial process must be conducted in accordance with regulations promulgated by the FDA under the Federal Food, Drug and Cosmetic Act, which requires the drug to be tested and studied in certain ways. In the United States, before human clinical testing may begin, a manufacturer must file an investigational new drug application, or IND, with the FDA. Further, an independent institutional review board, or IRB, for each medical center proposing to participate in the clinical trial must review and approve the protocol for the clinical trial before the medical center's investigators participate. Once initiated, clinical trials must be conducted pursuant to and in accordance with the applicable IND, the requirements of the relevant IRBs, and Good Clinical Practice, or GCP, regulations. Similarly, before clinical trials begin, a drug is tested in pre-clinical studies that are expected to comply with Good Laboratory Practice requirements. We are also subject to regulation by the Drug Enforcement Administration, or DEA, which regulates the distribution, recordkeeping, handling, security, and disposal of controlled substances. If we fail to perform our services in accordance with these requirements, regulatory authorities may take action against us. Such actions may include injunctions or failure to grant marketing approval of products, imposition of clinical holds or delays, suspension or withdrawal of approvals, rejection of data collected in our studies, license revocation, product seizures or recalls, operational restrictions, civil or criminal penalties or prosecutions, damages or fines. Clients may also bring claims against us for breach of our contractual obligations and patients in the clinical trials and patients taking drugs approved on the basis of those trials may bring personal injury claims against us. Any such action could have a material adverse effect on our results of operations, financial condition and reputation.

Such consequences could arise if, among other things, the following occur:

Improper performance of our services.    The performance of clinical development services is complex and time-consuming. For example, we may make mistakes in conducting a clinical trial that could negatively impact or obviate the usefulness of the trial or cause the results of the trial to be reported improperly. If the trial results are compromised, we could be subject to significant costs or liability, which could have an adverse impact on our ability to perform our services and our reputation would be harmed. As examples:

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  non-compliance generally could result in the termination of ongoing clinical trials or the disqualification of data for submission to regulatory authorities;

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  compromise of data from a particular trial, such as failure to verify that adequate informed consent was obtained from patients, could require us to repeat the trial under the terms of our contract at no further cost to our client, but at a potentially substantial cost to us; and

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  breach of a contractual term could result in liability for damages or termination of the contract.

Large clinical trials can cost tens of millions of dollars, and while we endeavor to contractually limit our exposure to such risks, improper performance of our services could have a material adverse effect on our financial condition, damage our reputation and result in the cancellation of current contracts by the affected client or other current clients or failure to obtain future contracts from the affected client or other current or potential clients.

Investigation of clients. From time to time, one or more of our clients are investigated by regulatory authorities or enforcement agencies with respect to regulatory compliance of their clinical trials, programs or the marketing and sale of their drugs. In these situations, we have often provided services to our clients with respect to the clinical trials, programs or activities being investigated, and we are called upon to respond to requests for information by the authorities and agencies. There is a risk that either our clients or regulatory authorities could claim that we performed our services improperly or that we are responsible for clinical trial or program compliance. If our clients or regulatory authorities make such claims against us and prove them, we could be subject to damages, fines or penalties. In addition, negative publicity regarding regulatory compliance of our clients' clinical trials, programs or drugs could have an adverse effect on our business and reputation.

If we fail to comply with federal, state, and non-U.S. healthcare laws, including fraud and abuse laws, we could face substantial penalties and our business, results of operations, financial condition and prospects could be adversely affected.

Even though we do not order healthcare services or bill directly to Medicare, Medicaid or other third party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse are and will be applicable to our business. We could be subject to healthcare fraud and abuse laws of both the federal government and the states in which we conduct our business. Because of the breadth of these laws and the narrowness of available statutory and regulatory exceptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If we or our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, imprisonment and the curtailment or restructuring of our operations, any of which could materially adversely affect our ability to operate our business and our financial results.

Our services could subject us to potential liability that may adversely affect our results of operations and financial condition.

Our business involves the testing of new drugs on patients in clinical trials. Our involvement in the clinical trial and development process creates a risk of liability for personal injury to or death of patients, particularly those with life-threatening illnesses, resulting from adverse reactions to the drugs administered during testing or after regulatory approval. For example, we may be sued in the future by individuals alleging personal injury due to their participation in clinical trials and seeking damages from us under a variety of legal theories. If we are required to pay damages or incur defense costs in connection with any personal injury claim that is outside the scope of indemnification agreements we have with our clients, if any indemnification agreement is not performed in accordance with its terms or if our liability exceeds the amount of any applicable indemnification limits or available insurance coverage, our financial condition, results of operations and reputation could be materially and adversely affected. We might also not be able to obtain adequate insurance or indemnification for these types of risks at reasonable rates in the future.

We also contract with physicians to serve as investigators in conducting clinical trials. Investigators are typically located at hospitals, clinics or other sites and supervise the administration of the investigational drug to patients during the course of a clinical trial. If the investigators commit errors or make omissions during a clinical trial that result in harm to trial patients or after a clinical trial to a patient using the drug after it has received regulatory approval, claims for personal injury or products liability damages may result. Additionally, if the investigators engage in fraudulent or negligent behavior, trial data may be compromised, which may require us to repeat the clinical trial or subject us to liability or regulatory action. We do not believe we are legally responsible for the medical care rendered by such third party investigators, and we would vigorously defend any claims brought against us. However, it is possible we could be found liable for claims with respect to the actions of third party investigators.

Some of our services involve direct interaction with clinical trial patients and operation of Phase I and IIa clinical facilities, which could create potential liability that may adversely affect our results of operations and financial condition.

We operate facilities where Phase I to IIa clinical trials are conducted, which ordinarily involve testing an investigational drug on a limited number of individuals to evaluate its safety, determine a safe dosage range and identify side effects. Failure to operate such a facility in accordance with applicable regulations could result in disruptions to our operations. Additionally, we face risks associated with adverse events resulting from the administration of such drugs and the professional malpractice of medical care providers. We also directly employ nurses and other trained employees who assist in implementing the testing involved in our clinical trials, such as drawing blood from subjects. Any professional malpractice or negligence by such investigators, nurses or other employees could potentially result in liability to us in the event of personal injury to or death of a subject in clinical trials. This liability, particularly if it were to exceed the limits of any indemnification agreements and insurance coverage we may have, may adversely affect our financial condition, results of operations and reputation.

Our insurance may not cover all of our indemnification obligations and other liabilities associated with our operations.

We maintain insurance designed to provide coverage for ordinary risks associated with our operations and our ordinary indemnification obligations. The coverage provided by such insurance may not be adequate for all claims we may make or may be contested by our insurance carriers. If our insurance is not adequate or available to pay liabilities associated with our operations, or if we are unable to purchase adequate insurance at reasonable rates in the future, our profitability may be adversely impacted.

We do not currently maintain key person life insurance policies on any of our employees. If any of our key employees were to join a competitor or to form a competing company, some of our clients might choose to use the services of that competitor or new company instead of our own. Furthermore, clients or other companies seeking to develop in-house capabilities may hire some of our senior management or key employees. We cannot assure you that a court would enforce the non-competition provisions in our employment agreements.

Exchange rate fluctuations may affect our results of operations and financial condition.

During 2013, approximately 22% of our service revenue was denominated in currencies other than the U.S. dollar, particularly the Euro and the Pound Sterling. Because a large portion of our service revenue and expenses are denominated in currencies other than the U.S. dollar and our financial statements are reported in U.S. dollars, changes in non-U.S. currency exchange rates could significantly affect our results of operations and financial condition.

The revenue and expenses of our non-U.S. operations are generally denominated in local currencies and translated into U.S. dollars for financial reporting purposes. Accordingly, exchange rate fluctuations will affect the translation of non-U.S. results into U.S. dollars for purposes of reporting our consolidated results.

We are subject to non-U.S. currency transaction risk for fluctuations in exchange rates during the period of time between the consummation and cash settlement of a transaction. We earn revenue from our service contracts over a period of several months and, in some cases, over several years. Accordingly, exchange rate fluctuations during this period may affect our profitability with respect to such contracts.

We may limit these risks through exchange rate fluctuation provisions stated in our service contracts, or we may hedge our transaction risk with non-U.S. currency exchange contracts or options. We have not, however, hedged all of our non-U.S. currency transaction risk, and we may experience fluctuations in financial results from our operations outside the United States and non-U.S. currency transaction risk associated with our service contracts.

If we do not keep pace with rapid technological changes, our services may become less competitive or obsolete.

The biopharmaceutical industry generally, and drug development and clinical research more specifically, are subject to rapid technological changes. Our current competitors or other businesses might develop technologies or services that are more effective or commercially attractive than, or render obsolete, our current or future technologies and services. If our competitors introduce superior technologies or services and if we cannot make enhancements to remain competitive, our competitive position would be harmed. If we are unable to compete successfully, we may lose clients or be unable to attract new clients, which could lead to a decrease in our revenue and financial condition.

Our relationships with existing or potential clients who are in competition with each other may adversely impact the degree to which other clients or potential clients use our services, which may adversely affect our results of operations.

The biopharmaceutical industry is highly competitive, with companies each seeking to persuade payors, providers and patients that their drug therapies are more cost-effective than competing therapies marketed or being developed by competing firms. In addition to the adverse competitive interests that biopharmaceutical companies have with each other, these companies also have adverse interests with respect to drug selection and reimbursement with other participants in the healthcare industry, including payors and providers. Biopharmaceutical companies also compete to be first to the market with new drug therapies. We regularly provide services to biopharmaceutical companies who compete with each other, and we sometimes provide services to such clients regarding competing drugs in development. Our existing or future relationships with our biopharmaceutical clients have in the past and may continue to deter other biopharmaceutical clients from using our services or in certain instances has resulted in our clients seeking to place limits on our ability to serve their competitors and other industry participants. In addition, our further expansion into the broader healthcare market may adversely impact our relationships with biopharmaceutical clients, and such clients may elect not to use our services, reduce the scope of services that we provide to them or seek to place restrictions on our ability to serve clients in the broader healthcare market with interests that are adverse to theirs. Any loss of clients or reductions in the level of revenues from a client could have a material adverse effect on our results of operations, business and prospects.

If we are unable to successfully integrate our recent acquisitions, manage our joint ventures and identify, acquire and integrate future acquisitions and joint ventures with our existing business, services and technologies, our business, results of operations and financial condition could be adversely impacted.

We have historically grown our business both organically and through acquisitions, and we anticipate that a portion of our future growth may come from acquiring existing businesses, services or technologies and entering into strategic alliances and joint ventures. The success of any acquisition will depend upon, among other things, our ability to effectively integrate acquired personnel, operations, products and technologies into our business, to obtain regulatory approvals, and to retain the key personnel and clients of our acquired businesses. Failure to successfully integrate any acquired business may result in reduced levels of revenue, earnings or operating efficiency than might have been achieved if we had not acquired such businesses. In addition, any future acquisitions could result in the incurrence of additional debt and related interest expense, contingent liabilities and amortization expenses related to intangible assets, which could have a material adverse effect on our business, financial condition, operating results and cash flow.

The success of any joint venture, including our joint venture with WuXi, will involve, among other things, learning about new markets and regulations, ensuring quality controls are adequate and not inadvertently creating competitors. In addition, we may be unable to identify suitable acquisition opportunities, properly evaluate the price of such acquisitions or obtain any necessary financing on commercially acceptable terms.

We may also spend time and money investigating and negotiating with potential acquisition targets and strategic alliance partners but not complete the transaction. Acquisitions involve other risks, including, among others, the assumption of additional liabilities and expenses, difficulties and expenses in connection with integrating the acquired companies and achieving the expected benefits, issuances of potentially dilutive securities or debt, loss of key employees of the acquired companies, transaction costs, diversion of management's attention from other business concerns and, with respect to the acquisition of non-U.S. companies, the inability to overcome differences in non-U.S. business practices, language and customs. Our failure to identify potential acquisitions, complete targeted acquisitions and integrate completed acquisitions or identify and manage strategic alliances or joint ventures could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to achieve the estimated future cost savings expected to be realized as a result of the RPS Acquisition, the CRI Acquisition or future acquisitions. Failure to achieve such estimated future cost savings could have an adverse effect on our financial condition and result of operations.

We may not be able to realize anticipated cost savings, revenue enhancements or other synergies from the RPS Acquisition, the CRI Acquisition or other future acquisitions, either in the amount or within the time frame that we expect. In addition, the costs of achieving these benefits may be higher than, and the timing may differ from, what we expect. Our ability to realize anticipated cost savings, revenue enhancements or other synergies may be affected by a number of factors, including, but not limited to, the following:

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  the use of more cash or other financial resources on integration and implementation activities than we expect;

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  increases in other expenses unrelated to the acquisition, which may offset the cost savings, revenue enhancements and other synergies from the acquisition;

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  our ability to eliminate duplicative back office overhead and redundant selling, general and administrative functions, obtain procurement-related savings, rationalize our distribution and warehousing networks, rationalize manufacturing capacity and shift production to more economical facilities; and

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  our ability to avoid labor disruptions in connection with any integration, particularly in connection with any headcount reduction.

Anticipated cost savings reflect estimates and assumptions made by our management as to the benefits and associated expenses and capital spending with respect to our cost savings initiatives, and it is possible that these estimates and assumptions may not ultimately reflect actual results. In addition, these estimated cost savings may not actually be achieved in the timeframe anticipated or at all.

If we fail to realize anticipated cost savings, revenue enhancements or other synergies, our financial results may be adversely affected, and we may not generate the cash flow from operations that we anticipate.

We have a significant amount of goodwill and intangible assets on our balance sheet, and our results of operations may be adversely affected if we fail to realize the full value of our goodwill and intangible assets.

Our balance sheet reflects goodwill and intangibles assets of $1.1 billion and $0.7 billion, respectively, as of June 30, 2014. Collectively, goodwill and intangibles assets represented 74% of our total assets as of June 30, 2014. In accordance with GAAP, goodwill and indefinite lived intangible assets are not amortized, but are subject to a periodic impairment evaluation. We assess the realizability of our indefinite lived intangible assets and goodwill annually and conduct an interim evaluation whenever events or changes in circumstances, such as operating losses or a significant decline in earnings associated with the acquired business or asset, indicate that these assets may be impaired. In addition, we review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. If indicators of impairment are present, we evaluate the carrying value in relation to estimates of future undiscounted cash flows. Our ability to realize the value of the goodwill and intangible assets will depend on the future cash flows of the businesses we have acquired, which in turn depend in part on how well we have integrated these businesses into our own business. The carrying amount of the goodwill could be impaired if there is a downturn in our business or our industry or other factors that affect the fair value of our business, in which case a charge to earnings would become necessary. If we are not able to realize the value of the goodwill and intangible assets, we may be required to incur material charges relating to the impairment of those assets. Such impairment charges could materially and adversely affect our operating results and financial condition.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Under Sections 382 and 383 of the U.S. Internal Revenue Code, if a corporation undergoes an "ownership change" (generally defined as a greater than 50 percentage point change, by value, in the aggregate stock ownership of certain stockholders over a three-year period), the corporation's ability to use its pre-change net operating loss carryforwards to offset its future taxable income and other pre-change tax attributes may be limited. We have experienced at least one ownership change in the past. We may experience additional ownership changes in the future (including in connection with this offering). In addition, future changes in our stock ownership (including future sales by KKR) could result in additional ownership changes. Any such ownership changes could limit our ability to use our net operating loss carryforwards to offset any future taxable income and other tax attributes. State and non-U.S. tax laws may also impose limitations on our ability to utilize net operating loss carryforwards and other tax attributes.

Our business could be harmed if we are unable to manage our growth effectively.

We believe that sustained growth places a strain on operational, human and financial resources. To manage our growth, we must continue to improve our operating and administrative systems and to attract and retain qualified management, professional, scientific and technical operating personnel. We believe that maintaining and enhancing both our systems and personnel at reasonable cost are instrumental to our success. We cannot assure you that we will be able to enhance our current technology or obtain new technology that will enable our systems to keep pace with developments and the sophisticated needs of our clients. The nature and pace of our growth introduces risks associated with quality control and client dissatisfaction due to delays in performance or other problems. In addition, non-U.S. operations involve the additional risks of assimilating differences in non-U.S. business practices, hiring and retaining qualified personnel and overcoming language barriers. Failure to manage growth effectively could have an adverse effect on our business.

Our operations involve the use and disposal of hazardous substances and waste which can give rise to liability that could adversely impact our financial condition.

We conduct activities that have involved, and may continue to involve, the controlled use of hazardous materials and the creation of hazardous substances, including medical waste and other highly regulated substances. Although we believe that our safety procedures for handling the disposal of such materials generally comply with the standards prescribed by non-U.S., state and federal laws and regulations, our operations nevertheless pose the risk of accidental contamination or injury caused by the release of these materials and/or the creation of hazardous substances, including medical waste and other highly regulated substances. In the event of such an accident, we could be held liable for damages and cleanup costs which, to the extent not covered by existing insurance or indemnification, could harm our business. In addition, other adverse effects could result from such liability, including reputational damage resulting in the loss of additional business from certain clients.

We rely on third parties for important products and services.

We depend on certain third parties to provide us with products and services critical to our business. Such services include, among others, suppliers of drugs for patients participating in trials, suppliers of kits for use in our laboratories, suppliers of reagents for use in our testing equipment and providers of maintenance services for our equipment. The failure of any of these third parties to adequately provide the required products or services, or to do so in compliance with applicable regulatory requirements, could have a material adverse effect on our business.

We have only a limited ability to protect our intellectual property rights, and these rights are important to our success.

Our success depends, in part, upon our ability to develop, use and protect our proprietary methodologies, analytics, systems, technologies and other intellectual property. Existing laws of the various countries in which we provide services or solutions offer only limited protection of our intellectual property rights, and the protection in some countries may be very limited. We rely upon a combination of trade secrets, confidentiality policies, nondisclosure, invention assignment and other contractual arrangements, and copyright, trademark and trade secret laws, to protect our intellectual property rights. These laws are subject to change at any time and certain agreements may not be fully enforceable, which could further restrict our ability to protect our innovations. Our intellectual property rights may not prevent competitors from independently developing services similar to or duplicative of ours. Further, the steps we take in this regard might not be adequate to prevent or deter infringement or other misappropriation of our intellectual property by competitors, former employees or other third parties, and we might not be able to detect unauthorized use of, or take appropriate and timely steps to enforce, our intellectual property rights. Enforcing our rights might also require considerable time, money and oversight, and we may not be successful in enforcing our rights.

Depending on the circumstances, we might need to grant a specific client greater rights in intellectual property developed in connection with a contract than we otherwise generally do. In certain situations, we might forego all rights to the use of intellectual property we create, which would limit our ability to reuse that intellectual property for other clients. Any limitation on our ability to provide a service or solution could cause us to lose revenue generating opportunities and require us to incur additional expenses to develop or license new or modified solutions for future projects.

Our business has experienced substantial expansion and contraction in the past and we might not properly manage any expansion or contraction in the future.

Rapid expansion or contraction, both of which we have experienced, could strain our operational, human and financial resources and facilities. If we fail to properly manage any changes, our expenses might grow more than revenue and our results of operations and financial condition might be negatively affected. In order to manage expansion or contraction, we must, among other things, do the following:

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  continue to improve our operating, administrative and information systems;

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  accurately predict our future personnel, resource and facility needs to meet our commitments;

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  track the progress of ongoing projects; and

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  attract and retain qualified management, sales, professional, scientific and technical operating personnel.

In addition, we have numerous business groups, subsidiaries and divisions. If we cannot properly manage these groups, subsidiaries or divisions, it will disrupt our operations. We also face additional risks in expanding our non-U.S. operations. Specifically, we might find it difficult to:

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  assimilate differences in non-U.S. business practices and regulations;

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  properly integrate systems and operating procedures;

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  hire and retain qualified personnel; and

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  overcome language and cultural barriers.

Risks Relating to Our Industry

The biopharmaceutical services industry is fragmented and highly competitive.

The biopharmaceutical services industry is fragmented and highly competitive and if we do not compete successfully, our business will suffer. We often compete for business with other biopharmaceutical services companies, universities, niche providers and discovery and development departments within our clients, some of which are large biopharmaceutical services companies in their own right with greater resources than ours. As part of our business model, we have formed preferred vendor relationships. These relationships generally are not contractual and are subject to change at any time. As a result of these relationships, we may find reduced access to certain potential clients due to preferred vendor arrangements with other competitors. There are few barriers to entry for smaller specialized companies considering entering the industry. Because of their size and focus, these companies might compete effectively against larger companies like us, which could have a material adverse impact on our business. Additionally, the industry is highly fragmented, with numerous smaller specialized companies and a handful of full-service companies with global capabilities similar to ours. Increased competition has led to price and other forms of competition, such as acceptance of less favorable contract terms, that could adversely affect our operating results. As a result of competitive pressures, in recent years our industry has experienced consolidation. This trend is likely to produce more competition from the resulting larger companies for both clients and acquisition candidates.

Outsourcing trends in the biopharmaceutical industry and changes in aggregate spending and R&D budgets could adversely affect our operating results and growth rate.

We provide services to the biopharmaceutical industry and our revenues depend on the outsourcing trends and R&D expenditures in the industry. Economic factors and industry trends that affect biopharmaceutical companies affect our business. Biopharmaceutical companies continue to seek long-term strategic collaborations with global CROs with favorable pricing terms. Competition for these collaborations is intense and we may decide to forego an opportunity or we may not be selected, in which case a competitor may enter into the collaboration and our business with the client, if any, may be limited. In addition, if the biopharmaceutical industry reduces its outsourcing of clinical trials or such outsourcing fails to grow at projected rates, our operations and financial condition could be materially and adversely affected. We may also be negatively affected by consolidation and other factors in the biopharmaceutical industry, which may slow decision making by our clients or result in the delay or cancellation of clinical trials. All of these events could adversely affect our business, results of operations or financial condition.

Recent consolidation in the biopharmaceutical industry could lead to a reduction in our revenues.

Several large biopharmaceutical companies have recently completed mergers and acquisitions that will consolidate the outsourcing trends and R&D expenditures into fewer companies. As a result of the RPS Acquisition and the expansion of our relationship with large pharmaceutical companies, pharmaceutical companies have become an increasing portion of our customer base. The pharmaceutical industry is currently undergoing a period of increased merger activity. As a result of this and future consolidations, our client diversity may decrease and our business may be adversely affected.

We may be affected by healthcare reform and potential additional reforms.

Numerous government bodies are considering or have adopted various healthcare reforms and may undertake, or are in the process of undertaking, efforts to control growing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and biopharmaceutical companies. By way of example, in March 2010, the the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, was signed into law, which, among other things, expanded, over time, health insurance coverage, imposed health industry cost containment measures, enhanced remedies against healthcare fraud and abuse, added new transparency requirements for healthcare and health insurance industries, imposed new taxes and fees on pharmaceutical and medical device manufacturers and imposed additional health policy reforms, any of which may significantly impact the biopharmaceutical industry, including many of our customers. We are uncertain as to the effects of these recent reforms on our business and are unable to predict what legislative proposals, if any, will be adopted in the future. If regulatory cost containment efforts limit the profitability of new drugs, our clients may reduce their R&D spending, which could reduce the business they outsource to us. Similarly, if regulatory requirements are relaxed or simplified drug approval procedures are adopted, the demand for our services could decrease.

Government bodies may also adopt healthcare legislation or regulations that are more burdensome than existing regulations. For example, product safety concerns and recommendations by the Drug Safety Oversight Board could change the regulatory environment for drug products, and new or heightened regulatory requirements may increase our expenses or limit our ability to offer some of our services. Additionally, new or heightened regulatory requirements may have a negative impact on the ability of our clients to conduct industry sponsored clinical trials, which could reduce the need for our services. Furthermore, a relaxation of the scope of regulatory requirements, such as the introduction of simplified marketing applications for pharmaceuticals and biologics, could decrease the business opportunities available to us.

Actions by regulatory authorities or clients to limit the scope of or withdraw an approved drug from the market could result in a loss of revenue.

Government regulators have the authority, after approving a drug, to limit its indication for use by requiring additional labeled warnings or to withdraw the drug's approval for its approved indication based on safety concerns. Similarly, clients may act to voluntarily limit the availability of approved drugs or withdraw them from the market after we begin our work. If we are providing services to clients for drugs that are limited or withdrawn, we may be required to narrow the scope of or terminate our services with respect to such drugs, which would prevent us from earning the full amount of service revenue anticipated under the related service contracts.

Current and proposed laws and regulations regarding the protection of personal data could result in increased risks of liability or increased cost to us or could limit our service offerings.

The confidentiality, collection, use and disclosure of personal data, including clinical trial patient-specific information, are subject to governmental regulation generally in the country in which the personal data was collected or used. For example, U.S. federal regulations under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HIPAA, generally require individuals' written authorization, in addition to any required informed consent, before protected health information may be used for research and such regulations specify standards for de-identifications and for limited data sets. We may also be subject to applicable state privacy and security laws and regulations in states in which we operate. We are both directly and indirectly affected by the privacy provisions surrounding individual authorizations because many investigators with whom we are involved in clinical trials are directly subject to them as a HIPAA "covered entity" and because we obtain identifiable health information from third parties that are subject to such regulations. Because of recent amendments to the HIPAA data security and privacy rules that were promulgated on January 25, 2013, some of which went into effect on March 26, 2013, there are some instances where we may be a HIPAA "business associate" of a "covered entity," meaning that we may be directly liable for any breaches in protected health information and other HIPAA violations. These amendments may subject us to HIPAA's enforcement scheme, which, as amended, can result in up to $1.5 million in annual civil penalties for each HIPAA violation.

In the European Union, or the EU, personal data includes any information that relates to an identified or identifiable natural person with health information carrying additional obligations, including obtaining the explicit consent from the individual for collection, use or disclosure of the information. In addition, we are subject to EU rules with respect to cross-border transfers of such data out of the EU. The United States, the EU and its member states, and other countries where we have operations, such as Japan, continue to issue new privacy and data protection rules and regulations that relate to personal data and health information. Failure to comply with certain certification/registration and annual re-certification/registration provisions associated with these data protection and privacy regulations and rules in various jurisdictions, or to resolve any serious privacy or security complaints, could subject us to regulatory sanctions, criminal prosecution or civil liability. Federal, state and non-U.S. governments may propose or have adopted additional legislation governing the collection, possession, use or dissemination of personal data, such as personal health information, and personal financial data as well as security breach notification rules for loss or theft of such data. Additional legislation or regulation of this type might, among other things, require us to implement new security measures and processes or bring within the legislation or regulation de-identified health or other personal data, each of which may require substantial expenditures or limit our ability to offer some of our services. Additionally, if we violate applicable laws, regulations or duties relating to the use, privacy or security of personal data, we could be subject to civil liability or criminal prosecution, be forced to alter our business practices and suffer reputational harm. In the next few years, the European data protection framework may be revised as a generally applicable data regulation. The text has not yet been finalized, but it contains new provisions specifically directed at the processing of health information, sanctions of up to 2% of worldwide gross revenue and extra-territoriality measures intended to bring non-EU companies under the proposed regulation.

The biopharmaceutical industry has a history of patent and other intellectual property litigation, and we might be involved in costly intellectual property lawsuits.

The biopharmaceutical industry has a history of intellectual property litigation, and these lawsuits will likely continue in the future. Accordingly, we may face patent infringement suits by companies that have patents for similar business processes or other suits alleging infringement of their intellectual property rights. Legal proceedings relating to intellectual property could be expensive, take significant time and divert management's attention from other business concerns, regardless of the outcome of the litigation. If we do not prevail in an infringement lawsuit brought against us, we might have to pay substantial damages, and we could be required to stop the infringing activity or obtain a license to use technology on unfavorable terms.

Circumstances beyond our control could cause the CRO industry to suffer reputational or other harm that could result in an industry-wide reduction in demand for CRO services, which could harm our business.

Demand for our services may be affected by perceptions of our clients regarding the CRO industry as a whole. For example, other CROs could engage in conduct that could render our clients less willing to do business with us or any CRO. Although to date no event has occurred causing material industry-wide reputational harm, one or more CROs could engage in or fail to detect malfeasance, such as inadequately monitoring sites, producing inaccurate databases or analysis, falsifying patient records, and performing incomplete lab work, or take other actions that would reduce the confidence of our clients in the CRO industry. As a result, the willingness of biopharmaceutical companies to outsource R&D services to CROs could diminish and our business could thus be harmed materially by events outside our control.

Risks Relating to Our Indebtedness

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our debt obligations and may otherwise restrict our activities.

As of June 30, 2014, we had total indebtedness of $1.3 billion, including the Senior Notes and the Senior Secured Credit Facilities.

Specifically, our high level of debt could have important consequences to the holders of the Senior Notes, including:

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  making it more difficult for us to satisfy our obligations with respect to the Senior Notes and our other debt;

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  limiting our ability to obtain additional financing to fund future working capital, capital expenditures, investments or acquisitions or other general corporate requirements;

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  requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flow available for working capital, capital expenditures, investments or acquisitions and other general corporate purposes;

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  increasing our vulnerability to adverse changes in general economic, industry and competitive conditions;

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  exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under the Senior Secured Credit Facilities, are at variable rates of interest;

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  limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

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  placing us at a disadvantage compared to other, less leveraged competitors; and

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  increasing our cost of borrowing.

Despite our level of indebtedness, we may incur more debt and undertake additional obligations. Incurring such debt or undertaking such additional obligations could further exacerbate the risks to our financial condition.

Although the credit agreement governing the Senior Secured Credit Facilities and the indenture governing the Senior Notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could increase. To the extent new debt is added to our current debt levels, the risks to our financial condition would increase.

While the credit agreement governing the Senior Secured Credit Facilities and the indenture governing the Senior Notes also contain restrictions on our ability to make loans and investments, these restrictions are subject to a number of qualifications and exceptions, and the investments incurred in compliance with these restrictions could be substantial.

If we do not comply with the covenants in the credit agreement governing the Senior Secured Credit Facilities and the indenture governing the Senior Notes, we may not have the funds necessary to pay all of our indebtedness that could become due.

The credit agreement governing the Senior Secured Credit Facilities and the indenture governing the Senior Notes require us to comply with certain covenants. In particular, our credit agreement and indenture prohibit us from incurring any additional indebtedness, except in specified circumstances, or amending the terms of agreements relating to certain existing junior indebtedness, if any, in a manner materially adverse to the lenders under our credit agreement and holders of our Senior Notes, without their respective approval. Further, our credit agreement and indenture contain customary covenants, including covenants that restrict our ability to acquire and dispose of assets, engage in mergers or reorganizations, pay dividends or make investments. A violation of any of these covenants could cause an event of default under our credit agreement.

If we default on our credit agreement as a result of our failure to pay principal or interest when due, our material breach of any representation, warranty or covenant, or any other reason, all outstanding amounts could become immediately due and payable. In such case, we may not have sufficient funds to repay all the outstanding amounts. In addition, or in the alternative, the lenders under our credit agreement could exercise their rights under the security documents entered into in connection with the credit agreement. If any of the holders of our indebtedness accelerate the repayment of such indebtedness, there can be no assurance that we will have sufficient assets to repay our indebtedness. If we were unable to repay those amounts, the holders of our secured indebtedness could proceed against the collateral granted to them to secure that indebtedness. Any acceleration of amounts due under the credit agreement governing our outstanding Senior Secured Credit Facilities and the indenture governing the Senior Notes or the substantial exercise by the lenders of their rights under the security documents would likely have a material adverse effect on us.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

Our ability to satisfy our debt obligations will depend upon, among other things:

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  our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control; and

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  the future availability of borrowings under our Senior Secured Credit Facilities, which depends on, among other things, our complying with the covenants in those facilities.

It cannot be assured that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our Senior Secured Credit Facilities or otherwise, in an amount sufficient to fund our liquidity needs.

If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt agreements, may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all, and any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due.

Interest rate fluctuations may affect our results of operations and financial condition.

Because a substantial portion of our debt is variable-rate debt, fluctuations in interest rates could have a material effect on our business. We currently utilize derivative financial instruments such as interest rate swaps to hedge our exposure to interest rate fluctuations, but such instruments may not be effective in reducing our exposure to interest fluctuations, and we may discontinuing utilizing them at any time. As a result, we may incur higher interest costs if interest rates increase. These higher interest costs could have a material adverse impact on our financial condition and the levels of cash we maintain for working capital.

Risks Relating to Our Common Stock and This Offering

KKR will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

Upon the completion of this offering, KKR will own approximately          % of the outstanding shares of our common stock (or          % if the underwriters exercise their over-allotment option in full). As long as KKR owns or controls a significant amount of our outstanding voting power, it has the ability to exercise substantial control over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including:

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  the election and removal of directors and the size of our board of directors;

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  any amendment of our articles of incorporation or bylaws; or

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  the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets.

Moreover, KKR's share ownership may also adversely affect the trading price for our common stock to the extent investors perceive disadvantages in owning shares of a company with a controlling shareholder. In addition, we have historically paid KKR an annual fee for certain advisory and consulting services pursuant to a monitoring agreement. See "Certain Relationships and Related Person Transactions — Arrangements with KKR — Monitoring Agreement." We will pay KKR a fee to terminate the monitoring agreement in connection with the consummation of this offering. In addition, KKR is in the business of making investments in companies and may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. KKR may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue, and as a result, the interests of KKR may not coincide with the interests of our other stockholders.

Upon the listing of our shares on the NASDAQ Global Market, we will be a "controlled company" within the meaning of the rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, KKR will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a "controlled company" within the meaning of the corporate governance standards of the NASDAQ Global Market. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

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  we have a board of directors that is composed of a majority of "independent directors," as defined under the rules of such exchange; and

  •
  director nominations be made, or recommended to the full board, by our independent directors.

Following this offering, we intend to utilize certain of these exemptions. As a result, we will not have a majority of independent directors on our board of directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NASDAQ Global Market.

Provisions of our corporate governance documents and Delaware law could make any change in our board of directors or in control of our company more difficult.

Our amended and restated certificate of incorporation and our amended and restated bylaws, each of which will be effective immediately prior to the closing of this offering, and Delaware law contain provisions, such as provisions authorizing, without a vote of stockholders, the issuance of one or more series of preferred stock, that could make it difficult or expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors even if such a transaction would be beneficial to our stockholders. We will also have a staggered board of directors that could make it more difficult for stockholders to change the composition of our board of directors in any one year. These anti-takeover provisions could substantially impede the ability of public stockholders to change our management or board of directors.

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed initial public offering price of $               per share, which is the

midpoint of the range listed on the cover page of this prospectus, you will experience immediate dilution of $               per share, representing the difference between our as adjusted net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed           % of the aggregate price paid by all purchasers of our stock but will own only approximately          % of our common stock outstanding after this offering. We also have a large number of outstanding stock options to purchase common stock with exercise prices that may be below the estimated initial public offering price of our common stock. To the extent that these options are exercised, you will experience further dilution. See "Dilution" for more detail.

An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there has been no public market for our common stock. Although we intend to apply to list our common stock on the NASDAQ Global Market under the symbol "PRAH," an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our operating results and share price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price, or at all. Our operating results and the trading price of our shares may fluctuate in response to various factors, including:

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  market conditions in the broader stock market;

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  actual or anticipated fluctuations in our quarterly financial and operating results;

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  introduction of new products or services by us or our competitors;

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  the public's reaction to our press releases, our other public announcements and our filings with the SEC;

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  changes in, or failure to meet, earnings estimates or recommendations by research analysts who track our common stock or the stock of other companies in our industries;

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  strategic actions by us, our customers or our competitors, such as acquisitions or restructurings;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

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  issuance of new or changed securities analysts' reports or recommendations or termination of coverage of our common stock by securities analysts;

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  sales, or anticipated sales, of large blocks of our stock;

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  the granting or exercise of employee stock options;

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  volume of trading in our common stock;

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  additions or departures of key personnel;

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  regulatory or political developments;

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  litigation and governmental investigations;

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  changing economic conditions;

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  defaults on our indebtedness; and

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  exchange rate fluctuations.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. While we believe that operating results for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. After this offering, we will have                                              outstanding shares of common stock based on the number of shares outstanding as of June 30, 2014. This includes                                             shares that we are selling in this offering as well as the                                             shares that the selling stockholder is selling, which may be resold in the public market immediately, and assumes no exercises of outstanding options. Substantially all of the shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under agreements executed in connection with this offering. These shares will, however, be able to be resold after the expiration of the lock-up agreements as described in the "Shares Eligible for Future Sale" section of this prospectus. KKR and certain of our stockholders have demand registration rights and "piggyback" registration rights with respect to future registered offerings of our common stock. See "Certain Relationships and Related Person Transactions" for more detail. KKR and other stockholders, who collectively are expected to own          % of our common stock after this offering, may sell shares of our common stock after the expiration of the 180-day lock-up period. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the "Underwriting (Conflicts of Interest)" section of this prospectus. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Because we have no current plans to pay regular cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

Although we have previously declared dividends to our stockholders, we do not anticipate paying any regular cash dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur, including under our existing credit facilities. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See "Dividend Policy" for more detail.

Because a significant portion of our operations is conducted through our subsidiaries, we are largely dependent on our receipt of distributions or other payments from our subsidiaries for cash to fund all of our operations and expenses, including to make future dividend payments, if any.

A significant portion of our operations is conducted through our subsidiaries. As a result, our ability to service our debt or to make future dividend payments or other distributions, if any, is largely dependent on the earnings of our subsidiaries and the payment of those earnings to us in the form of dividends, loans or advances and through repayment of loans or advances from us. Payments to us by our subsidiaries will be contingent upon our subsidiaries' earnings and other business considerations and may be subject to statutory or contractual restrictions. We do not currently expect to declare or pay dividends and other distributions on our common stock for the foreseeable future; however, to the extent that we determine in the future to pay dividends or other distributions on our common stock, the credit agreement governing our Senior Secured Credit Facilities and the indenture governing the Senior Notes significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. Further, there may be significant tax and other legal restrictions on the ability of non-U.S. subsidiaries or associates to remit money to us.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our share price and trading volume could decline.

The trading market for our shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our share price could decline.

We are an "emerging growth company" and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an "emerging growth company" as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We could be an "emerging growth company" for up to five years. For additional information about the implications of qualifying as an emerging growth company, see "Prospectus Summary — Implications of Being an Emerging Growth Company."

Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes Oxley Act could have a material adverse effect on our business and share price.

As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes Oxley Act, or Section 404(a). We anticipate being required to meet these standards in the course of preparing our financial statements as of and for the year ended December 31, 2014, and our management will be required to report on the effectiveness of our internal control over financial reporting for such year. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation provided by our independent registered public accounting firm. In the event we are unable to receive a favorable attestation report in a timely manner, the market price of our common stock could decline and we could be subject to sanctions or investigations by the NASDAQ Global Market, the SEC or other regulatory agencies, which could require additional financial and management resources. Additionally, we will be unable to issue securities in the public markets through the use of a shelf registration statement if we are not in compliance with Section 404. Furthermore, failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and share price and could limit our ability to report our financial results accurately and timely.

We will incur significant costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives.

As a privately-held company, we were not required to comply with certain corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, we will incur significant legal, accounting and other expenses that we were not required to incur in the recent past, particularly after we are no longer an "emerging growth company" as defined under the JOBS Act. In addition, compliance with new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes Oxley Act, and the rules and regulations of the SEC, and the NASDAQ Global Market, will increase our legal and financial compliance costs and make some activities more difficult, time-consuming or costly. For example, the Securities Exchange Act of 1934, as amended, or the Exchange Act, will require us, among other things, to file annual, quarterly and current reports with respect to our business and operating results. We also expect that being a public company and being subject to new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors may therefore strain our resources, divert management's attention and affect our ability to attract and retain qualified members of our board of directors.

Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management's attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a publicly traded company. However, the measures we take may not be sufficient to satisfy our obligations as a publicly traded company.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains forward looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, timing and likelihood of success, plans and objectives of management for future operations, and future results of current and anticipated products are forward looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements.

In some cases, you can identify forward looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar expressions. The forward looking statements in this prospectus are only predictions. We have based these forward looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections in this prospectus entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus. Because forward looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward looking statements as predictions of future events. The events and circumstances reflected in our forward looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

 USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $                million, assuming an initial public offering price of $               per share, which is the midpoint of the range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $               per share would increase (decrease) the net proceeds to us from this offering by approximately $                million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We will not receive any of the net proceeds from the sale of shares by the selling stockholder.

We intend to use the proceeds of this offering to redeem $150.0 million aggregate principal amount of our Senior Notes for an amount equal to 109.5% of their face value, plus accrued and unpaid interest to, but not including, the redemption date, and to repay approximately $                million of borrowings under the Senior Secured Term Loan Facility.

As of June 30, 2014, the aggregate principal amount of the Senior Notes outstanding was $375.0 million, excluding accrued and unpaid interest of $8.9 million. The Senior Notes bear interest at a rate of 9.5% per annum and mature on October 1, 2023. On or prior to October 1, 2016, under certain circumstances, we may redeem up to 40% of the aggregate principal amount of the Senior Notes at a redemption price of 109.5% of their principal amount plus accrued and unpaid interest to, but not including, the redemption date using the proceeds of certain equity offerings, including this initial public offering of our common stock. On or prior to October 1, 2018, we may redeem the Senior Notes, in whole or in part, at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest to the redemption date plus a make-whole premium as set forth in the indenture governing the Senior Notes. Thereafter, we may redeem the Senior Notes, in whole or in part, at redemption prices specified in the indenture.

The Senior Secured Term Loan Facility under our Senior Secured Credit Facilities had $883.3 million outstanding as of June 30, 2014 with a maturity date on September 23, 2020. Borrowings under the Senior Secured Term Loan Facility and the Senior Secured Revolving Credit Facility bear interest at a rate equal to, at PRA Holdings' option, either (a) LIBOR for the relevant interest period, plus 3.50% per annum; provided that solely with respect to the Senior Secured Term Loan Facility LIBOR shall be deemed to be no less than 1.00% per annum or (b) a base rate, plus 2.50% per annum; provided that solely with respect to the Senior Secured Term Loan Facility the base rate shall be deemed to be no less than 2.00% per annum. We may voluntarily prepay outstanding loans under the Senior Secured Term Loan Facility without premium or penalty, subject to reimbursements of the lenders' redeployment costs in the case of a prepayment of LIBOR borrowings other than on the last day of the relevant interest period. As of June 30, 2014, the interest applicable on the Senior Secured Term Loan Facility was 4.5%.

Pending use of the proceeds as described above, we intend to invest the proceeds in short-term, interest bearing, investment grade securities.

 DIVIDEND POLICY

We have no current plans to pay any cash dividends on our common stock for the foreseeable future and instead intend to retain earnings, if any, for future operations, expansion and debt repayment. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is limited by covenants in the credit agreement governing our Senior Secured Credit Facilities and in the indenture governing our Senior Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources — Senior Secured Credit Facilities" and "— Senior Notes" for restrictions on our ability to pay dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2014, as follows:

  •
  on an actual basis; and

  •
  on an as adjusted basis to (i) reflect the filing of our amended and restated certificate of incorporation as of the closing date of this offering; (ii) give further effect to our issuance and sale of               shares of common stock in this offering at an assumed initial public offering price of $               per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; (iii) reflect the payment of the termination fee to KKR as specified in the monitoring agreement; and (iv) give further effect to the use of proceeds from the offering as described under the caption "Use of Proceeds."

You should read this information in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and other financial information contained in this prospectus.

	As of June 30, 2014
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$57,646	$

Long-term debt, including current portion:
Senior Secured Term Loan Facility	883,325
Senior Notes	375,000
Revolving facility	—

Total long-term debt	1,258,325

Stockholders' equity:
Common stock, par value $0.01 per share; 1,000,000,000 shares authorized, 94,470,878 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted	945
Additional paid-in capital	491,257
Accumulated other comprehensive income	23,899
Accumulated deficit	(54,040)

Total stockholders' equity	462,061

Total capitalization	$1,720,386	$

A $1.00 increase (decrease) in the assumed initial public offering price of $               per share, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, Senior Secured Term Loan Facility, additional paid-in capital, total stockholders' equity and total capitalization by approximately $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The table above does not include:

  •
  shares of common stock issuable upon exercise of stock options outstanding as of               , 2014 at a weighted average exercise price of $               per share under our equity incentive plans; and

  •
  shares of common stock reserved as of               , 2014 for future issuance under our equity incentive plans.

 DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of our common stock after this offering. Our net tangible book deficit as of June 30, 2014 was $1.28 billion, or $13.58 per share of our common stock. Net tangible book deficit per share represents our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of our common stock outstanding.

After giving effect to the sale of               shares of common stock that we are offering at an assumed initial public offering price of $               per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book deficit as of June 30, 2014 would have been approximately $                million, or approximately $               per share. This amount represents an immediate decrease in net tangible book deficit of $               per share to our existing stockholders and an immediate dilution in net tangible book value of approximately $               per share to new investors purchasing shares of common stock in this offering. We determine dilution by subtracting the as adjusted net tangible book deficit per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Net tangible book deficit per share as of June 30, 2014	(13.58)
Increase per share attributable to this offering

As adjusted net tangible book deficit per share after this offering		$(	)

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $               per share, which is the midpoint of the range listed on the cover page of this prospectus, would decrease (increase) the as adjusted net tangible book deficit per share after this offering by approximately $                million, and increase (decrease) dilution in net tangible book value per share to new investors by approximately $               , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The following table summarizes, as of June 30, 2014, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid. The calculation below is based on an assumed initial public offering price of $               per share, which is the midpoint of the range listed on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New Investors

Total			%	$		%	$

The foregoing table does not reflect sales by existing stockholders. Sales by the selling stockholder in this offering will reduce the number of shares held by existing stockholders to                shares, or          % of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to               shares, or          % of the total number of shares of our common stock outstanding after this offering. In addition, if the underwriters exercise their option to purchase additional shares in full, the number of shares held by the existing stockholders after this offering would be reduced to               , or          % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to               , or          % of the total number of shares of our common stock outstanding after this offering.

The foregoing tables and calculations are based on the number of shares of our common stock outstanding as of               , 2014 and excludes:

  •
  shares of common stock issuable upon exercise of stock options outstanding as of               , 2014 at a weighted average exercise price of $               per share under our equity incentive plans; and

  •
  shares of common stock reserved as of               , 2014 for future issuance under our equity incentive plans.

To the extent any of these outstanding options are exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of June 30, 2014, the as adjusted net tangible book value per share after this offering would be $               , and total dilution per share to new investors would be $               .

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial information has been developed by applying pro forma adjustments to the historical audited consolidated financial statements appearing elsewhere in this prospectus. The unaudited pro forma combined statement of operations information gives pro forma effect to the consummation of the following transactions as if they had occurred on January 1, 2013:

  •
  the ClinStar Acquisition on February 28, 2013;

  •
  the acquisition of PRA by KKR on September 23, 2013;

  •
  the acquisition of RPS by PRA on September 23, 2013; and

  •
  our acquisition of CRI Lifetree on December 2, 2013 and the modification of our Senior Secured Term Loan Facility in connection therewith.

The unaudited pro forma combined financial information gives effect to events that are (1) directly attributable to the Transactions (2) factually supportable and (3) with respect to the unaudited pro forma combined statements of operations, expected to have a continuing impact on the combined company.

Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma combined financial information.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma combined financial information is presented for informational purposes only. The unaudited pro forma combined financial information does not purport to represent what our results of operations or financial condition would have been had the Transactions actually occurred on the dates indicated, nor do they purport to project our results of operations or financial condition for any future period or as of any future date. The unaudited pro forma combined financial information should be read in conjunction with the information included under the headings "Prospectus Summary — Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements, together with the related notes included elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma consolidated financial statements.

The Transactions were accounted for using purchase accounting. The allocation of the purchase prices are preliminary and are therefore subject to change. Accordingly, adjustments may be made to the value of the assets acquired and liabilities assumed as additional information is obtained; however, the final valuations are expected to be completed by the end of August 2014.

Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2013

				RPS Historical For the Period January 1, 2013 through September 22, 2013
			ClinStar Historical For the Two Months Ended February 28, 2013		CRI LifeTree Historical For the Eleven Months Ended November 30, 2013
	PRA Historical
	Successor	Predecessor				This Offering	Adjustments		Pro Forma
(in thousands, except per share data)
Revenue:
Service revenue	$324,362	$508,539	$3,938	$324,393	$37,060	$	$—		$1,198,292
Reimbursement revenue	54,854	103,531	2,656	29,395	1,433		—		191,869

Total revenue	379,216	612,070	6,594	353,788	38,493		—		1,390,161
Operating expenses:
Direct costs	222,776	304,102	2,882	262,382	23,263		—		815,405
Reimbursable out-of-pocket costs	54,854	103,531	2,656	29,395	1,433		—		191,869
Selling, general and administrative	69,730	142,880	960	56,014	8,044		(6,925	)(a)	270,703
Transaction-related expenses	29,180	47,486	4,518	36,778	5,794		(123,756	)(b)	—
Depreciation and amortization	25,333	25,144	90	7,339	1,321		40,232	(c),(d)	99,459
Loss on disposal of fixed assets	—	225	1	—	—		—		226

(Loss) income from operations	(22,657)	(11,298)	(4,513)	(38,120)	(1,362)		90,449		12,499
Interest expense	(23,813)	(33,173)	—	(12,724)	(529)		(16,461	)(e),(f)	(86,700)
Interest income	110	454	—	—	—		—		564
Loss on extinguishment of long-term debt	(7,211)	(21,678)	—	—	—		27,248	(g)	(1,641)
Foreign exchange losses, net	(4,117)	(3,641)	(52)	(116)	—		—		(7,926)
Other (expense) income, net	1,180	(530)	43	149	(668)		—		174

(Loss) income before income taxes and equity in losses of unconsolidated joint ventures	(56,508)	(69,866)	(4,522)	(50,811)	(2,559)		101,236		(83,030)
(Benefit from) provision for income taxes	(17,186)	(22,079)	(6)	(19,969)	(31)		37,230	(h)	(22,041)

(Loss) income before equity in losses of unconsolidated joint ventures	(39,322)	(47,787)	(4,516)	(30,842)	(2,528)		64,006		(60,989)
Equity in losses of unconsolidated joint ventures, net of tax	(621)	(603)	—	(21)	—		—		(1,245)

Net (loss) income	$(39,943)	$(48,390)	$(4,516)	$(30,863)	$(2,528)		$64,006		$(62,234)

Net loss per share:
Basic	$(0.43)	$(1.22)							$(0.66)
Diluted	(0.43)	(1.22)							(0.66)
Weighted average common shares:
Basic	92,260	39,643							94,444
Diluted	92,260	39,643							94,444

Notes to Unaudited Pro Forma Consolidated Statements of Operations

(a)
Reflects an adjustment of $6.9 million to reverse the non-recurring stock-based compensation expense recognized from the acceleration of stock options awarded resulting from the PRA Acquisition.

(b)
Reflects an adjustment of $123.8 million to reverse the non-recurring transaction related expenses associated with the KKR Transaction, the CRI Lifetree Acquisition and the ClinStar Acquisition.

(c)
Reflects an adjustment of (i) $31.1 million of incremental amortization expense on definite-lived intangible assets established in connection with the PRA Acquisition, (ii) $2.6 million of incremental amortization expense on definite-lived intangible assets established in connection with the RPS Acquisition, (iii) $5.7 million of incremental amortization expense on definite-lived intangible assets established in connection with the CRI Lifetree Acquisition. Incremental amortization expense has been calculated as follows:

Amortization Expense
(dollars in thousands)
Backlog	$58,144
Customer relationships	10,009
Patient and employee recruiting databases	5,710
Tradenames	2,212
Non-Compete agreements	936

Subtotal	77,011
Less: Amortization expense included in PRA's, RPS's and CRI Lifetree's historical consolidated financial statements	(37,586)

Incremental amortization expense	$39,425

(d)
Reflects an adjustment of $0.8 million of incremental depreciation expense related to the fair market value increase in PRA's fixed assets. This adjustment was recorded in connection with the PRA Acquisition.

(e)
Reflects the incremental interest expense associated with the borrowing of $890.0 million under our Senior Secured Term Loan Facility, issuance of $375.0 million of Senior Notes and the commitment fee on our undrawn Senior Secured Revolving Facility. Incremental interest expense has been calculated as follows:

	Principal	Interest Rate	Annual Interest
(dollars in thousands)
Senior Secured Term Loan Facility	$890,000	5.0%	$44,333
Senior Notes	375,000	9.5%	35,625

	$1,265,000		79,958

0.5% Commitment Fee on Senior Secured Revolving Facility			625

Subtotal			80,583
Less: Interest expense included in PRA's, RPS's and CRI Lifetree's historical consolidated financial statements			(66,706)

Incremental interest expense from new borrowings			$13,877

(f)
Reflects the incremental deferred financing costs related to our $890.0 million Senior Secured Term Loan Facility, $125.0 million Senior Secured Revolving Facility, and our $375.0 million Senior Notes. Incremental deferred financing costs has been calculated as follows:

Deferred Financing Costs
(dollars in thousands)
Senior Secured Term Loan Facility	$4,436
Senior Secured Revolving Facility	759
Senior Notes	921

Subtotal	6,116
Less: Deferred financing costs included in PRA's, RPS's and CRI Lifetree's historical consolidated financial statements	(3,533)

Incremental deferred financing costs	$2,583

(g)
Reflects an adjustment of $27.2 million to reverse the non-recurring loss on extinguishment or modification of long-term debt incurred in connection with the PRA Acquisition and the CRI Lifetree Acquisition.

(h)
Reflects the adjustments for the benefit from income taxes calculated at an estimated statutory rate of 39.5%. In addition, since ClinStar and CRI Lifetree have historically been treated as pass-through entities for tax purposes we have included an adjustment to tax these entities losses at our statutory income tax rate. Because the tax rate used for these pro forma financial statements is an estimate, it may vary from actual effective tax rates in subsequent periods. A reconciliation of provision for income taxes is as follows:

(dollars in thousands)
Total Pro Forma adjustments	$101,236
Estimated statutory tax rate	39.5%

Provision for income taxes on Pro Forma Adjustments		$39,990
ClinStar historical loss before income taxes	$(4,522)
Estimated statutory tax rate	39.5%

Benefit from income taxes	$(1,786)
Benefit from income taxes included in ClinStar's historical consolidated financial statements	(6)

Incremental benefit from income taxes		$(1,780)
CRI LifeTree historical loss before income taxes	$(2,559)
Estimated statutory tax rate	39.5%

Benefit from income taxes	$(1,011)
Benefit from income taxes included in CRI LifeTree's historical consolidated financial statements	(31)

Incremental benefit from income taxes		$(980)

Total provision for income taxes on Pro Forma Adjustments		$37,230

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PRA

The following tables set forth, for the periods and at the dates indicated, our selected historical consolidated financial data. We have derived the selected consolidated financial data for the year ended December 31, 2012, for the period from January 1 through September 22, 2013 and for the period from September 23 through December 31, 2013 from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the selected consolidated financial data for the years ended 2009, 2010 and 2011 from our audited consolidated financial statements not appearing elsewhere in this prospectus. We have derived the selected historical consolidated financial data as of June 30, 2014 and for each of the six month periods ended June 30, 2013 and 2014 from our unaudited consolidated financial statements appearing elsewhere in this prospectus and we have derived the selected historical consolidated financial data as of June 30, 2013 from our unaudited consolidated financial statements appearing elsewhere in this prospectus, which in each case have been prepared on the same basis as our audited consolidated financial statements. In the opinion of our management, such unaudited financial data contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such unaudited consolidated financial data.

The accompanying consolidated statements of operations, cash flows and stockholders' equity are presented for two periods: Predecessor and Successor, which relate to the period preceding the KKR Transaction and the period succeeding the KKR Transaction, respectively. The Company refers to the operations of PRA Health Sciences, Inc. and subsidiaries for both the Predecessor and Successor periods.

Historical results are not indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year. You should read the following information together with the more detailed information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

	Predecessor					Successor	Predecessor	Successor
	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012	January 1, 2013- September 22, 2013	September 23, 2013- December 31, 2013	Six Months Ended June 30, 2013	Six Months Ended June 30, 2014
(in thousands, except per share data)
Consolidated statement of operations data:
Revenue:
Service revenue	$409,077	$451,223	$547,669	$597,072	$508,539	$324,362	$345,971	$622,774
Reimbursement revenue	46,848	68,554	87,143	102,664	103,531	54,854	67,881	89,511

Total revenue	455,925	519,777	634,812	699,736	612,070	379,216	413,852	712,285
Operating expenses:
Direct costs	222,291	248,446	321,240	358,572	304,102	222,776	206,253	428,529
Reimbursable out-of-pocket costs	46,848	68,554	87,143	102,664	103,531	54,854	67,881	89,511
Selling, general and administrative	117,448	119,839	138,323	160,643	142,880	69,730	97,504	116,849
Transaction-related costs	—	—	—	—	47,486	29,180	—	—
Depreciation and amortization	42,857	35,061	32,141	30,687	25,144	25,333	16,910	49,236
Loss on disposal of fixed, net assets	—	67	26	1,560	225	—	225	—
Impairment of intangible assets	4,284	—	—	—	—	—	—	—

Income (loss) from operations	22,197	47,810	55,939	45,610	(11,298)	(22,657)	25,079	28,160
Interest expense, net	(42,142)	(38,259)	(35,823)	(32,823)	(32,719)	(23,703)	(22,069)	(42,584)
Loss on modification or extinguishment of debt	—	—	—	(9,683)	(21,678)	(7,211)	(1,641)	(1,384)
Foreign currency transaction (losses) gains, net	(7,291)	(3,142)	3,320	(7,841)	(3,641)	(4,117)	4,259	(9,099)
Other (expense) income, net	169	(769)	(366)	183	(530)	1,180	(295)	(175)

(Loss) income before income taxes and equity in losses of unconsolidated joint ventures	(27,067)	5,640	23,070	(4,554)	(69,866)	(56,508)	5,333	(25,082)
(Benefit from) provision for income taxes	(12,523)	5,748	5,724	(1,847)	(22,079)	(17,186)	654	(11,519)

(Loss) income before equity in losses of unconsolidated joint ventures	(14,544)	(108)	17,346	(2,707)	(47,787)	(39,322)	4,679	(13,563)
Equity in losses of unconsolidated joint ventures, net of tax	—	—	—	—	(603)	(621)	(208)	(534)

Net (loss) income	$(14,544)	$(108)	$17,346	$(2,707)	$(48,390)	$(39,943)	$4,471	$(14,097)

Net (loss) income per share:
Basic	$(0.37)	$(0.00)	$0.44	$(0.07)	$(1.22)	$(0.43)	$0.11	$(0.15)
Diluted	(0.37)	(0.00)	0.43	(0.07)	(1.22)	(0.43)	0.11	(0.15)
Cash dividends declared per common share	—-	—	—	2.31	2.83	—	2.83	—
Weighted average common shares outstanding:
Basic	39,603	39,621	39,641	39,641	39,643	92,260	39,641	94,445
Diluted	39,603	39,621	40,607	39,641	39,643	92,260	40,597	94,445
Cash flow data:
Net cash provided by (used in) operating activities	$70,848	$31,410	$28,305	$99,259	$49,208	$(23,939)	$33,365	$(3,260)
Net cash (used in) provided by investing activities	(9,845)	(17,099)	(18,085)	(18,058)	(60,179)	(1,018,959)	(56,269)	3,188
Net cash (used in) provided by financing activities	(41,531)	(10,702)	(7,112)	(42,157)	(37,267)	1,115,041	(37,280)	(14,417)
Other financial data:
EBITDA(1)	$57,932	$78,960	$91,034	$58,956	$(12,606)	$(8,093)	$44,104	$66,204
Adjusted EBITDA(1)	77,969	91,156	95,076	96,183	91,985	38,590	62,309	85,194
Adjusted net income(1)	16,365	23,889	33,929	31,898	24,301	1,119	21,667	22,604
Adjusted net income per diluted share(1)	$0.41	$0.60	$0.84	$0.78	$0.59	$0.01	$0.53	$0.24
Backlog (at period end)	$998,168	$1,128,348	$1,314,208	$1,382,826	—	1,939,666	$1,444,210	$2,044,832
Net new business(3)	663,321	599,894	736,481	653,529	462,046	312,298	386,340	723,246

	Predecessor				Successor	Predecessor	Successor
	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011	As of December 31, 2012	As of December 31, 2013	As of June 30, 2013	As of June 30, 2014
Consolidated balance sheet data:
Cash and cash equivalents	$64,730	$66,405	$69,380	$109,211	$72,155	$47,883	$57,646
Accounts receivable and unbilled services, net	114,880	148,108	201,752	184,891	294,984	213,590	339,956
Working capital	(12,356)	8,359	26,269	18,317	(11,270)	(34,185)	(3,700)
Total assets	911,448	921,375	958,134	982,525	2,394,734	992,283	2,363,462
Total long-term debt, net	401,418	389,313	384,456	451,076	1,245,812	543,200	1,242,276
Total liabilities	660,357	670,670	693,450	806,568	1,927,399	934,087	1,901,401
Total stockholders' equity	251,091	250,705	264,684	175,957	467,335	58,196	462,061
Total liabilities and stockholders' equity	911,448	921,375	958,134	982,525	2,394,734	992,283	2,363,462

(1)
We report our financial results in accordance with GAAP. To supplement this information, we also use the following non-GAAP financial measures in this prospectus: "EBITDA," "Adjusted EBITDA" and "Adjusted net income" (including diluted adjusted net income per share) which should not be considered as alternatives to (loss) income from operations, net (loss) income, net (loss) income per share, or any other performance measures derived in accordance with GAAP.

EBITDA represents net (loss) income before interest, taxes, depreciation and amortization. Adjusted EBITDA and Adjusted net income (including diluted adjusted net income per share) represent EBITDA and net income (including diluted net income per share), respectively, adjusted to exclude loss on disposal of fixed assets, loss on modification or extinguishment of debt, foreign currency transaction losses and gains, other (expense) income, management fees, stock-based compensation expense, relocation costs, severance costs, debt refinancing costs, acquisition-related costs, and other one-time charges. Management believes that these measures are more indicative of our operating results as they exclude certain items whose fluctuation from period-to-period do not necessarily correspond to changes in the operating results of our business. In addition, management believes that EBITDA, Adjusted EBITDA and Adjusted net income (including diluted adjusted net income per share) facilitate company-to-company comparisons by backing out potential differences caused by variations in capital structures (affecting interest expense), taxation, and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Because not all companies use identical calculations, these presentations of EBITDA, Adjusted EBITDA and Adjusted net income (including diluted adjusted net income per share) may not be comparable to similarly titled measures of other companies. We further believe that EBITDA, Adjusted EBITDA and Adjusted net income (including diluted adjusted net income per share) are frequently used by securities analysts, investors, and other interested parties in the evaluation of issuers, many of which present EBITDA, Adjusted EBITDA and Adjusted net income (including diluted adjusted net income per share) when reporting their results. These non-GAAP financial measures have limitations as analytical tools, and you should not consider these measures and Adjusted net income (including diluted adjusted net income per share) in isolation, or as a substitute for analysis of our results as reported under GAAP.

  EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net (loss) income or other performance measures derived in accordance with GAAP, or as alternatives to cash flow from operating activities as measures of our liquidity. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under GAAP. Some of these limitations are:

  •
  EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;
  •
  EBITDA and Adjusted EBITDA do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
  •
  EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;
  •
  EBITDA and Adjusted EBITDA do not reflect historical capital expenditures or future requirements for capital expenditures or contractual commitments;
  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and
  •
  other companies in our industry may calculate EBITDA and Adjusted EBITDA differently, limiting their usefulness as comparative measures.

  Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as a measure of cash that will be available to us to meet our obligations

  Set forth below are the reconciliations of EBITDA and Adjusted EBITDA to net loss and Adjusted net income to net loss.

	Predecessor					Successor	Predecessor	Successor
	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012	January 1, 2013- September 22, 2013	September 23, 2013- December 31, 2013	Six Months Ended June 30, 2013	Six Months Ended June 30, 2014
(In thousands)
Net (loss) income	$(14,544)	$(108)	$17,346	$(2,707)	$(48,390)	$(39,943)	$4,471	$(14,097)
Depreciation and amortization	42,857	35,061	32,141	30,687	25,144	25,333	16,910	49,236
Interest expense, net	42,142	38,259	35,823	32,823	32,719	23,703	22,069	42,584
(Benefit from) provision for income taxes	(12,523)	5,748	5,724	(1,847)	(22,079)	(17,186)	654	(11,519)

EBITDA	57,932	78,960	91,034	58,956	(12,606)	(8,093)	44,104	66,204
Management fees	2,000	2,000	2,000	2,000	1,467	560	1,000	1,050
Stock-based compensation expense	4,108	4,775	3,511	11,610	24,609	132	15,682	1,760
Loss on disposal of fixed assets	—	67	26	1,560	225		225	—
Loss on modification or extinguishment of debt	—	—	—	9,683			1,641	1,384
Impairment of intangible assets	4,284	—	—	—	21,678	7,211	—	—
Foreign currency transaction loss (gain), net	7,291	3,142	(3,320)	7,841	3,641	4,117	(4,259)	9,099
Other (income) expense, net	(169)	769	366	(183)	530	(1,180)	295	175
Equity in losses of unconsolidated joint ventures	—	—	—	—	603	621	208	534
Transaction-related costs(a)	—	—	—	—	47,486	29,180	—	—
Acquisition-related costs(b)	—	—	—	448	3,673	1,346	3,175	867
Relocation costs	752	1,443	(175)	1,265	(18)	—	(18)	—
Severance and restructuring charges(c)	1,757	—	1,634	2,412	235	2,353	—	1,988
Debt refinancing costs	—	—	—	294	—	—	—	—
Integration costs(d)	—	—	—	—	250	1,523	64	1,304
Non-cash rent adjustments(e)	—	—	—	—	—	500	—	801
Other one-time charges(f)	14	—	—	297	212	320	192	28

Adjusted EBITDA	$77,969	$91,156	$95,076	$96,183	$91,985	$38,590	$62,309	$85,194

Net (loss) income	$(14,544)	$(108)	$17,346	$(2,707)	$(48,390)	$(39,943)	$4,471	$(14,097)
Amortization of intangible assets	30,873	23,021	18,904	15,647	13,250	19,174	8,789	$38,431
Amortization of deferred financing costs	4,464	4,448	4,464	4,324	1,916	1,608	1,294	2,893
Management fees	2,000	2,000	2,000	2,000	1,467	560	1,000	1,050
Stock-based compensation expense	4,108	4,775	3,511	11,610	24,609	132	15,682	1,760
Loss on disposal of fixed assets	—	67	26	1,560	225	—	225	—
Loss on extinguishment of long-term debt	—	—	—	9,683	21,678	7,211	1,641	1,384
Foreign currency transaction loss (gain), net	7,291	3,142	(3,320)	7,841	3,641	4,117	(4,259)	9,099
Other (income) expense, net	(169)	769	366	(183)	530	(1,180)	295	175
Equity in losses of unconsolidated joint ventures	—	—	—	—	603	621	208	534
Transaction-related costs(a)	—	—	—	—	47,486	29,180	—	—
Acquisition—related costs(b)	—	—	—	448	3,673	1,346	3,175	867
Relocation costs	752	1,443	(175)	1,265	(18)	—	(18)	—
Severance and restructuring charges(c)	1,757	—	1,634	2,412	235	2,353	—	1,988
Debt refinancing costs	—	—	—	294	—	—	—	—
Integration costs(d)	—	—	—	—	250	1,523	64	1,304
Non-cash rent adjustments(e)	—	—	—	—	—	500	—	801
Other one-time charges(f)	14	—	—	297	212	320	192	28

Total Adjustments	51,090	39,665	27,410	57,198	119,757	67,465	28,288	60,314
Tax effect of total adjustments(g)	20,181	15,668	10,827	22,593	47,066	26,403	11,092	23,613

Adjusted net income	$16,365	$23,889	$33,929	$31,898	$24,301	$1,119	$21,667	$22,604

    (a)
    Transaction-related costs primarily relate to costs incurred in connection with the closing of the KKR Transaction, the CRI Lifetree Acquisition and the ClinStar Acquisition.

    (b)
    Acquisition-related costs primarily related to costs incurred in connection with the due diligence performed on our acquisitions. In addition, acquisition-related costs include costs incurred by PRA related to its 2013 withdrawn IPO.

    (c)
    Represents amounts incurred in connection with the elimination of redundant positions within the organization.

    (d)
    Integration costs represent costs incurred by the Company directly related to the integration our ClinStar, RPS and CRI LifeTree acquisitions. These costs primarily consist of professional fees, rebranding costs, the elimination of redundant facilities and any other costs incurred directly related to the integration of these acquisitions.

    (e)
    The Company has escalating leases that require the amortization of rent expense on a straight-line basis over the life of the lease. The non-cash rent adjustment represents the difference between rent expense recorded in the Company's consolidated statement of operations and the amount of cash actually paid.

    (f)
    Represents charges incurred that are not considered part of our core operating results.

    (g)
    Represents the tax effect of the total adjustments at our estimated statutory rate of 39.5%.

(2)
Our backlog consists of anticipated service revenue from new business awards that either have not started or are but have not been completed. Backlog varies from period to period depending upon new business awards and contract increases, cancellations, and the amount of service revenue recognized under existing contracts.

(3)
For our Strategic Solutions offering, the value of new business awards is the anticipated service revenue to be recognized in the corresponding quarter of the next fiscal year. For the remainder of our business, net new business is the value of services awarded during the period from projects under signed contracts, letters of intent and, in some cases, pre-contract commitments that are supported by written communications, adjusted for contracts that were modified or canceled during the period. For the fiscal years 2012 and 2013, net new business excludes the RPS Acquisition.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with "Prospectus Summary — Selected Historical Consolidated Financial Data" and our consolidated financial statements and related notes included in this prospectus. The discussion in this prospectus contains forward looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in "Risk Factors," as well as those discussed elsewhere in this prospectus. You should also read "Risk Factors" and "Special Note Regarding Forward Looking Statements."

The following discussion and analysis presents operations, cash flows and stockholder's equity for two periods: Predecessor and Successor, which relate to the period preceding the KKR Transaction and the period succeeding the KKR Transaction, respectively. The Company refers to the operations of PRA Health Sciences, Inc. and subsidiaries for both the Predecessor and Successor periods. We present the combined information for the year ended December 31, 2013 to assist readers in understanding and assessing the trends and significant changes in our results of operations on a comparable basis. We believe this combined presentation is appropriate because it provides a more relevant analysis of our results of operations for the year ended December 31, 2013, than a presentation of separate historical results for the Predecessor and Successor periods would provide, although the combined presentation is not in accordance with GAAP.

Overview

We are one of the world's leading global CROs, by revenue, providing outsourced clinical development services to the biotechnology and pharmaceutical industries. We believe we are one of a select group of CROs with the expertise and capability to conduct clinical trials across major therapeutic areas on a global basis. Our therapeutic expertise includes areas that are among the largest in pharmaceutical development, and we focus in particular on oncology, central nervous system inflammation, respiratory, cardiometabolic and infectious diseases. We believe that we further differentiate ourselves from our competitors through our investments in medical informatics and clinical technologies designed to enhance efficiencies, improve study predictability and provide better transparency for our clients throughout their clinical development processes.

Contracts define the relationships with our clients and establish the way we earn revenue. Three types of relationships are most common: a fixed-price contract, a time and materials contract and fee-for-service arrangements. In cases where the contracts are fixed price, we may bear the cost of overruns for the contracted scope, or we benefit if the costs are lower than we anticipated for the contracted scope. In cases where our contracts are fee-for-service, the contracts contain an overall budget for contracted resources. If actual resources used are lower than anticipated, the client generally keeps the savings and we may be responsible for covering the cost of the unused resource if we are unable to redeploy the resource. For time and material contracts, we bill the client only for the actual hours we spend to complete the contracted scope based upon stated hourly rates by position. The duration of our contracts range from a few months to several years. Revenue for services is recognized only after persuasive evidence of an arrangement exists, the sales price is determinable, services have been rendered, and collectability is reasonably assured. Once these criteria have been met, we recognize revenue for the services provided on fixed-fee contracts based on the proportional performance methodology, which determines the proportion of outputs or performance obligations which have been completed or delivered compared to the total contractual outputs for performance obligations. To measure performance, we compare the contract costs incurred to estimated total contract costs through completion. As part of the client proposal and contract negotiation process, we develop a detailed project budget for the direct costs based on the scope of the work, the complexity of the study, the geographical location involved and our historical experience. We then establish the individual contract pricing based on our internal pricing guidelines, discount agreements, if any, and negotiations with the client. The estimated total contract costs are reviewed and revised periodically throughout the lives of the contracts, with adjustments to revenue resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are first identified. Our costs consist of expenses necessary to carry out the clinical development project undertaken by us on behalf of the client. These costs primarily include the expense of obtaining appropriately qualified labor to administer the project, which we refer to as direct cost headcount. Other costs we incur are attributable to the expense of operating our business generally, such as leases and maintenance of information technology and equipment. Revenue from time and materials contracts is recognized as hours are incurred. Revenues and the related costs of fee-for-service contracts are recognized in the period in which services are performed.

How We Assess the Performance of Our Business

In addition to our GAAP financial measures, we review various financial and operational metrics, including, new business awards, cancellations, backlog, EBITDA, Adjusted EBITDA and EBITDA and Adjusted EBITDA as a percentage of service revenue to evaluate our financial performance. Many of our current contracts include clinical trials covering multiple geographic locations. We utilize the same management systems and reporting tools to monitor and manage these activities on the same basis worldwide. For this reason, we consider our operations to be a single business segment, and we present our results of operations as a single reportable segment.

Our gross new business awards for the six months ended June 30, 2014 and 2013 were $846.6 million and $492.0 million, respectively. Our gross new business awards, excluding the RPS Acquisition, for the years ended December 31, 2013 and 2012 were $997.7 million and $947.8 million, respectively. New business awards arise when a client selects us to execute its trial and is documented by written or electronic correspondence or for our Strategic Solutions offering when the amount of revenue expected to be recognized is measurable. The number of new business awards can vary significantly from year to year, and awards can have terms ranging from several months to several years. For our Strategic Solutions offering the value of a new business award is the anticipated service revenue to be recognized in the corresponding quarter of the next fiscal year. For the remainder of our business, the value of a new award is the anticipated service revenue over the life of the contract, which does not include reimbursement activity or investigator fees.

In the normal course of business, we experience contract cancellations, which are reflected as cancellations when the client provides us with written or electronic correspondence that the work should cease. During the six months ended June 30, 2014 and 2013 we had $123.3 million and $105.6 million, respectively, of cancellations for which we received correspondence from clients. During the years ended December 31, 2013 and 2012 we had $223.3 million and $294.3 million, respectively, of cancellations for which we received correspondence from the client. The number of cancellations can vary significantly from year to year. The value of the cancellation is the remaining amount of unrecognized service revenue, less the estimated effort to transition the work back to the client.

Our backlog consists of anticipated service revenue from new business awards that either have not started or are in process but have not been completed. Backlog varies from period to period depending upon new business awards and contract increases, cancellations, and the amount of service revenue recognized under existing contracts. Our backlog at June 30, 2014 and 2013 was $2.0 billion and $1.4 billion, respectively. Our backlog at December 31, 2013 and 2012 was $1.9 billion and $1.4 billion, respectively. At June 30, 2014, from our backlog of $2.0 billion, we expect to generate $0.6 billion of service revenue during the remainder of 2014.

EBITDA represents net income (loss) before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude loss on disposal of fixed assets, loss on modification or extinguishment of long term debt, foreign currency transaction losses and gains, other income (expense), management fees, stock-based compensation expense, relocation costs, severance costs, debt refinancing costs, acquisition related costs, and other one-time charges that we do not view as part of our core operating results. Our EBITDA for the six months ended June 30, 2014 and 2013 was $66.2 million and $44.1 million, respectively, and our Adjusted EBITDA for those same periods was $85.2 million and $62.3 million, respectively. Our EBITDA for the Successor 2013 period, Predecessor 2013 period and for the year ended December 31, 2012 was $(8.1) million, $(12.6) million and $59.0 million, respectively, and our Adjusted EBITDA for those same periods was $38.6 million, $92.0 million and $96.2 million, respectively. Our EBITDA as a percentage of service revenue was 10.6% and 12.7% for the six months ended June 30, 2014 and 2013, respectively, and our Adjusted EBITDA as a percentage of service revenue was 13.7% and 18.0% for the same periods, respectively. Our EBITDA as a percentage of service revenue was (2.5)%, (2.5)% and 9.9% for the Successor 2013 period, Predecessor 2013 period, and for the year ended December 31, 2012, and our Adjusted EBITDA as a percentage of service revenue was 11.9%, 18.1% and 16.1% for the same periods, respectively. See "Prospectus Summary — Selected Historical Consolidated Financial Data" for a reconciliation of EBITDA to net income (loss) and EBITDA to Adjusted EBITDA.

Industry Trends

ISR estimated in its "2014 CRO Market Size Projections" report, which we refer to as the ISR 2014 Market Report, that the size of the worldwide CRO market was approximately $22 billion in 2013 and will grow at an 8% CAGR to $32 billion over the next five years. This growth will be driven by an increase in the amount of research and development expenditures and higher levels of clinical development outsourcing by biopharmaceutical companies.

Acquisition of PRA by Kohlberg Kravis Roberts & Co. L.P.

Effective September 23, 2013, we were acquired by KKR for $1.4 billion pursuant to a plan of merger by and among the Company, Merger Sub and Genstar. Upon completion of the KKR Transaction, Merger Sub was merged with and into the Predecessor Company, which became a subsidiary of the Parent. On December 19, 2013, Pinnacle Holdco Parent, Inc. changed its name to PRA Global Holdings, Inc. and on July 10, 2014, PRA Global Holdings, Inc. changed its name to PRA Health Sciences, Inc.

Business Combinations

Acquisition by KKR

Concurrent with the closing of the KKR Transaction, KKR contributed equity of $454.8 million and we entered into debt agreements totaling $1.3 billion. The debt agreements were comprised of a $825.0 million first lien term loan, a $125.0 million revolving line of credit that was undrawn at closing, and $375.0 million in Senior Notes. The proceeds were used to fund a portion of the total consideration paid, repay all outstanding debt of the Predecessor company and pay transaction fees associated with the PRA Acquisition.

The allocation of the purchase price is preliminary and subject to change. Accordingly, adjustments may be made to the values of the assets acquired and liabilities assumed as additional information is obtained about the facts and circumstances that existed at the PRA Acquisition date; however, the final valuations are expected to be completed by the end of August 2014. Measurement period adjustments that we determine to be material will be applied retrospectively to the PRA Acquisition date.

Upon consummation of the PRA Acquisition, stockholders received $17.37 in cash for each share of the stock owned. The transaction was accounted for as a business combination using the purchase method of accounting. As discussed above the purchase price allocation has not been finalized due to the jurisdictional allocation of intangibles and goodwill; however, the final valuation is expected to be completed by the end of August 2014, and in any case, no later than one year from the acquisition date in accordance with generally accepted accounting principles. In connection with the acquisition, we recorded approximately $852.8 million of goodwill, which is not deductible for income tax purposes. Factors that contributed to the recognition of goodwill for the acquisition included expected our growth rates and profitability. The increase in expected growth rates is primarily related to growth in our revenue due to an increase in our global footprint and expansion of service offerings. The increase in expected profitability is primarily related to corporate wide initiatives to streamline and improve the efficiency in which the Company conducts clinical trials as well as continued leveraging of selling, general and administrative costs.

Customer relationships, customer backlog and other intangibles, and definite-lived trade name intangibles are being amortized on an accelerated method over 23 years, five years and 10 years, respectively. We incurred approximately $46.7 million and $27.7 million of transaction-related costs, which were expensed as incurred and recorded in transaction-related cost in the consolidated statement of operations during the Predecessor 2013 period and Successor 2013 period, respectively.

Since December 31, 2013, goodwill decreased by $30.3 million as a result of the jurisdictional allocation of acquisition related intangibles, which also required an adjustment to the acquired income tax balances.

Acquisition of RPS

On September 23, 2013, immediately following the PRA Acquisition, and using the proceeds from the borrowings issued on the same day, we acquired all of the outstanding shares of RPS, a global contract research organization based in the United States, for $289.3 million, subject to a working capital adjustment of up to $15 million. The acquisition of RPS provides us with a more diverse client mix, including 16 of the 20 largest pharmaceutical companies in the world.

The acquisition of RPS was accounted for as a business combination and, accordingly, the assets acquired and the liabilities assumed have been recorded at their respective fair values as of the acquisition date. In connection with the acquisition, we recorded approximately $158.7 million of goodwill, which is not deductible for income tax purposes. Factors that contributed to the recognition of goodwill for the acquisition included expected growth rates and profitability of RPS and expected synergies with our existing operations. Anticipated synergies include procurement leverage and lower selling, general and administrative expenses, including reduced labor and facilities costs. Longer term, the Company expects to benefit from synergies related to service revenue expansion, as the acquisition serves to significantly increase the depth of relationships with large pharmaceutical companies.

The allocation of the purchase price is preliminary due to timing for obtaining fixed asset valuations and our ongoing assessment of fair values of certain contracts, assessment of certain foreign net loss carryforwards, and is therefore subject to change. Accordingly, adjustments may be made to the values of the assets acquired and liabilities assumed as additional information is obtained about the facts and circumstances that existed at the merger date; however, the final valuations are expected to be completed by the end of August 2014.

Customer relationships and trade name intangibles are being amortized on an accelerated method over 13 years and 10 years, and other intangibles are amortized on a straight-line basis over three years. Transaction costs related to the acquisition of RPS have been combined with those of the PRA Acquisition; these expenses were not separately allocated as both transactions closed on the same date. The results of operations for RPS are included in our consolidated financial statements from the date of acquisition.

Since December 31, 2013, goodwill increased by $1.1 million, primarily as a result of adjustments to the acquired income tax balances due to new information regarding the facts and circumstances that existed on the date of the acquisition.

At December 31, 2013, we had a $15.0 million acquisition-related receivable recorded for the working capital settlement.

Acquisition of CRI Lifetree

On December 2, 2013, we completed the acquisition of CRI Lifetree, a specialized research organization, for $77.1 million in cash. CRI Lifetree focuses on the conduct and design of early stage, patient population studies, and is therapeutically focused in human abuse liability, addiction, pain, psychiatry, neurology, pediatric and infectious disease services. CRI Lifetree has approximately 250 full-time employees and has three clinic locations: Marlton, NJ, Philadelphia, PA, and Salt Lake City, UT. In addition to inpatient and outpatient studies, CRI LifeTree provides highly-specialized early phase research support services such as data management, biostatistics, and study report writing.

In order to fund the acquisition of CRI Lifetree, KKR made an equity contribution of $13.5 million in cash and we increased our first lien term loan borrowings by $65.0 million. The acquisition of CRI Lifetree was accounted for as a business combination and, accordingly, the assets acquired and the liabilities assumed have been recorded at their respective fair values as of the acquisition date. In connection with the acquisition, we recorded approximately $49.8 million of goodwill, of which $15.4 million is tax deductible. Factors that contributed to the recognition of goodwill for the acquisition included expected growth rates and profitability of CRI Lifetree and expected synergies with our existing operations. Anticipated synergies include lower selling, general and administrative expenses, including reduced labor and facilities costs. Longer term, the Company expects to benefit from synergies related to service revenue expansion, as the acquisition serves to significantly expand the Company's Phase I to Phase II services.

Due to the timing of the acquisition, the valuation of net assets acquired has not been finalized and is expected to be completed by the end of August 2014, and in any case, no later than one year from the acquisition date in accordance with generally accepted accounting principles.

We incurred approximately $1.4 million of acquisition-related costs, which were expensed as incurred and are recorded in transaction-related costs in the consolidated statement of operations during the Successor 2013 period. The results of operations for CRI Lifetree are included in our consolidated financial statements from the date of acquisition.

Acquisition of ClinStar

On February 28, 2013, we acquired all of the outstanding member's interest of ClinStar, a contract research organization and logistics provider based in the United States with operations in Eastern Europe, for $45.0 million in cash and contingent consideration in the form of a potential earn-out payment of up to $5.0 million. The earn-out payment is contingent upon the achievement of certain revenue and earnings targets during the 24-month period following closing. We recognized a liability of approximately $3.7 million as the estimated acquisition date fair value of the earn-out; the fair value was based on significant inputs not observed in the market and thus represented a Level 3 measurement. Any change in the fair value of the earn-out subsequent to the acquisition date will be recognized in earnings in the period of the change. From the date of the acquisition through September 22, 2013, there was a $0.4 million increase in the fair value of the contingent consideration; there was a $1.1 million decrease in the fair value of the contingent consideration during the Successor 2013 period. The current portion of this liability at December 31, 2013, totaling $1.5 million, is recorded in accrued expenses and the remaining long-term portion, totaling $1.5 million, is recorded in other long-term liabilities in the accompanying consolidated balance sheet.

The acquisition of ClinStar was accounted for as a business combination and, accordingly, the assets acquired and the liabilities assumed have been recorded at their respective fair values as of the acquisition date. In connection with the acquisition, we recorded approximately $15.1 million of goodwill, which was not deductible for income tax purposes. Factors that contributed to the recognition of goodwill for the acquisition included expected growth rates and profitability of ClinStar and expected synergies with our existing operations. Anticipated synergies include lower selling, general and administrative expenses, including reduced labor and facilities costs. Longer term, the Company expects to benefit from synergies related to service revenue expansion, as the acquisition serves to significantly increase the Company's presence in Eastern Europe.

We incurred approximately $0.5 million of transaction-related costs, which were expensed as incurred and recorded in transaction-related cost in the consolidated statement of operations during the Predecessor 2013 period. The results of operations for ClinStar are included in our consolidated financial statements from the date of acquisition.

Joint Ventures

In December 2012, PRA and WuXi signed a joint venture agreement to offer a broad platform of Phase I-IV clinical trial services in China, Hong Kong and Macau. The joint venture provides services including clinical trial monitoring, project management, regulatory strategy and submissions, data management, biostatistics, drug safety reporting, and medical monitoring. The clinical operations of WuXi and PRA in China were combined to operate as an independent contract research organization and are jointly owned by PRA (49%) and WuXi (51%).

We contributed $4.6 million to the joint venture during March 2013 and recorded a $0.8 million and $0.7 million reduction to the investment balance during the Predecessor period from January 1, 2013 to September 22, 2013 and Successor period September 23, 2013 to December 31, 2013, respectively, for our equity in the venture's net loss for the period, which is recorded in the other (expenses) income, net in our consolidated statement of operations. The investment will be adjusted for our equity in the venture's net income (loss), cash contributions, distributions, and other adjustments required by the equity method of accounting.

In March 2013, RPS entered into a joint venture agreement with Asklep Inc., or Asklep. The joint venture provides research and development outsourcing solutions in Japan to the biopharmaceutical and medical device industries. This joint venture is based in Tokyo, Japan and is owned by RPS (49%) and AZ Healthcare (51%). On June 2, 2014, Asklep transferred its interest in the JV to AZ Healthcare, a subsidiary of Itociiu, a Japanese full service CRO.

The investment in Asklep totaled $0.3 million at December 31, 2013. The investment will be adjusted for RPS's equity in the venture's net income (loss), cash contributions, distributions, and other adjustments required by the equity method of accounting.

Sources of Revenue

Total revenues are comprised of service revenue and reimbursement revenue, each of which is described below.

Service Revenue

We generally enter into contracts with customers to provide services with payments based on either fixed-fee, time and materials, or fee-for-service arrangements. Revenue for services is recognized only after persuasive evidence of an arrangement exists, the sales price is determinable, services have been rendered, and collectability is reasonably assured.

Once these criteria have been met, we recognize revenue for the services provided on fixed-fee contracts based on the proportional performance methodology, which determines the proportion of outputs or performance obligations which have been completed or delivered compared to the total contractual outputs for performance obligations. To measure performance, we compare the contract costs incurred to estimated total contract costs through completion. As part of the client proposal and contract negotiation process, we develop a detailed project budget for the direct costs based on the scope of the work, the complexity of the study, the geographical location involved and our historical experience. We then establish the individual contract pricing based on our internal pricing guidelines, discount agreements, if any, and negotiations with the client. The estimated total contract costs are reviewed and revised periodically throughout the lives of the contracts, with adjustments to revenue resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are first identified. Revenue from time and materials contracts is recognized as hours are incurred. Revenues and the related costs of fee-for-service contracts are recognized in the period in which services are performed.

A majority of our contracts undergo modifications over the contract period and our contracts provide for these modifications. During the modification process, we recognize revenue to the extent it incurs costs, provided client acceptance and payment is deemed reasonably assured.

We often offer volume discounts to our large customers based on annual volume thresholds. We record an estimate of the annual volume rebate as a reduction of revenue throughout the period based on the estimated total rebate to be earned for the period.

Most of our contracts can be terminated by the client either immediately or after a specified period, typically 30 to 60 days, following notice. In the case of early termination, these typically contracts require payment to us of fees earned to date, the fees, and in some cases, a termination fee or some portion of the fees or profit that we could have earned under the contract if it had not been terminated early. Based on ethical, regulatory, and health considerations, this wind-down activity may continue for several quarters or years. Therefore, revenue recognized prior to cancellation generally does not require a significant adjustment upon cancellation.

Increases in the estimated total direct costs to complete a contract without a corresponding proportional increase to the total contract price result in a cumulative adjustment to the amount of revenue recognized in the period the change in estimate is determined.

Reimbursement Revenue and Reimbursable Out-of-Pocket Costs

We incur out-of-pocket costs, which are reimbursable by our customers. We include these out-of-pocket costs as reimbursement revenue and reimbursable out-of-pocket expenses in our consolidated statement of operations.

As is customary in our industry, we also routinely enter into separate agreements on behalf of our clients with independent physician investigators in connection with clinical trials. We also receive funds from our clients for investigator fees, which are netted against the related costs, since such fees are the obligation of our clients, without risk or reward to us. We are not obligated either to perform the service or to pay the investigator in the event of default by the client. In addition, we do not pay the independent physician investigator until funds are received from the client. Accordingly, unlike reimbursable out-of-pocket costs, we do not recognize these investigator fees in revenue.

Reimbursement costs and investigator fees are not included in our backlog because they are pass-through costs to our clients.

We believe that the fluctuations in reimbursement costs and reimbursement revenue from period to period are not meaningful to our underlying performance.

Costs and Expenses

Our costs and expenses are comprised primarily of our direct costs, selling, general and administrative costs, depreciation and amortization and income taxes. In addition, we incur reimbursable out-of-pocket expenses; however, as noted above, our reimbursable out-of-pocket expenses are directly offset by our reimbursement revenue. Since reimbursement revenue is offset by our out-of-pocket reimbursable expenses, we monitor and measure costs as a percentage of service revenue rather than total revenue as we believe this is a more meaningful comparison and better reflects the operations of our business.

Direct Costs

Our direct costs are primarily labor-related charges. They include elements such as salaries, benefits and incentive compensation for our employees. In addition, we utilize staffing agencies to procure primarily part time individuals to perform work on our contracts. For the Successor 2013 Period, the Predecessor 2013 period, and the year ended December 31, 2012, the labor-related charges were 96.5%, 93.3% and 92.0% of our total direct costs, respectively. The cost of labor procured through staffing agencies is included in these percentages and represented 2.1%, 3.4% and 4.8% of total direct costs for Successor 2013 period, the Predecessor 2013 period, and the year ended December 31, 2012, respectively. For the six months ended June 30, 2014 and the six months ended June 30, 2013, labor related charges were 95% and 93% of our total direct costs, respectively. Our remaining direct costs are items such as travel, meals, postage and freight, patient costs, medical waste and supplies. The total of all these items was 3.5%, 6.7%, and

8.0% of total direct costs for Successor 2013 Period, the Predecessor 2013 Period, and the year ended December 31, 2012, respectively.

Historically, direct costs have increased with an increase in net service revenues. The future relationship between direct costs and net service revenues may vary from historical relationships. In the Successor 2013 period, Predecessor 2013 period, and the year ended December 31, 2012, direct costs represent 68.7%, 59.8% and 60.1%, respectively, of service revenues. On a forward looking basis, as a result of the acquisition of RPS and CRI Lifetree, we expect our direct costs as a percent of service revenue to be in the 65% to 70% range. Several factors will cause direct costs to decrease as a percentage of net service revenues. Deployment of our billable staff in an optimally efficient manner has the most impact on our ratio of direct cost to service revenue. The most effective deployment of our staff is when they are fully engaged in billable work and are accomplishing contract related activities at a rate that meets or exceeds budgeted targets. We also seek to optimize our efficiency by performing work using the employee with the lowest cost. Generally, the following factors may cause direct costs to increase as a percentage of net service revenues: our staff are not fully deployed, as is the case when there are unforeseen cancellations or delays, or when our staff are accomplishing tasks at levels of effort that exceed budget, such as rework; as well as pricing pressure from increased competition.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of administration payroll and benefits, marketing expenditures, and overhead costs such as information technology and facilities costs. These expenses also include central overhead costs that are not directly attributable to our operating business and include certain costs related to insurance, professional fees and property.

Loss on Modification or Extinguishment of Debt

Loss on modification of debt consists of debt financing costs that were expensed due to the modification of Predecessor and Successor debt as a result of debt amendments.

Loss on extinguishment of debt consists of previously capitalized unamortized debt financing costs that were expensed as a result of the extinguishment of Predecessor debt as a result of the PRA Acquisition.

Transaction-Related Costs

Transaction-related costs consist of expenses incurred that relate directly to the Transactions. These expenses include attorney, accounting, advisory fees, and transaction-related bonuses.

Depreciation and Amortization

Depreciation represents the depreciation charged on our fixed assets. The charge is recorded on a straight-line method, based on estimated useful lives of three to seven years for computer hardware and software and five to seven years for furniture and equipment. Leasehold improvements are depreciated over the lesser of the life of the lease term or the useful life of the improvements. Amortization expense consists of amortization recorded on acquisition-related intangible assets. Customer relationships, backlog and finite-lived trade names are amortized on an accelerated basis, which coincides with the period of economic benefit we expect to receive. All other finite-lived intangibles are amortized on a straight-line basis. In accordance with generally accepted accounting principles, we do not amortize goodwill and indefinite-lived intangible assets.

Income Taxes

Because we conduct operations on a global basis, our effective tax rate has and will continue to depend upon the geographic distribution of our pre-tax earnings among several different taxing jurisdictions. Our effective tax rate can also vary based on changes in the tax rates of the different jurisdictions. Our effective tax rate is also impacted by tax credits and the establishment or release of deferred tax asset valuation allowances and tax reserves, as well as significant non-deductible items such as portions of transaction-related costs.

Foreign subsidiaries are taxed separately in their respective jurisdictions. We have foreign net operating loss carryforwards in some jurisdictions. The carryforward periods for these losses vary from five years to an indefinite carryforward period depending on the jurisdiction. Our ability to offset future taxable income with the net operating loss carryforwards may be limited in certain instances, including changes in ownership.

Exchange Rate Fluctuations

The majority of our foreign operations transact in the Euro or Pound Sterling. As a result, our revenue and expenses are subject to exchange rate fluctuations with respect to these currencies. We have translated these currencies into U.S. Dollars using the following average exchange rates:

	Successor	Predecessor	Successor	Predecessor
	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013	September 23, 2013- December 31, 2013	January 1, 2013- September 22, 2013	Year Ended December 31, 2012
U.S. Dollars per:
Euro	1.37	1.31	1.35	1.32	1.29
Pound Sterling	1.68	1.54	1.61	1.54	1.58

Results of Operations

Three Months Ended June 30, 2014 Compared to Three Months Ended June 30, 2013

	Three Months Ended June 30,
	Successor	Predecessor
(Dollars in thousands)	2014	2013	$ Change	% Change
Revenue:
Service revenue	$311,422	$179,463	$131,959	73.5%
Reimbursement revenue	46,123	40,166	5,957	14.8%

Total revenue	357,545	219,629	137,916	62.8%
Operating expenses:
Direct costs	213,378	106,072	107,306	101.2%
Reimbursable out-of-pocket costs	46,123	40,166	5,957	14.8%
Selling, general and administrative	56,010	44,798	11,212	25.0%
Depreciation and amortization	24,598	9,368	15,230	162.6%

Income from operations	17,436	19,225	(1,789)	(9.3%	)
Interest expense, net	(20,818)	(11,679)	(9,139)
Foreign currency transaction losses, net	(5,387)	(1,819)	(3,568)
Other expense, net	(116)	(296)	180

(Loss) income before income taxes and equity in losses of unconsolidated joint ventures	(8,885)	5,431	(14,316)
(Benefit from) provision for income taxes	(5,186)	416	(5,602)

(Loss) income before equity in losses of unconsolidated joint ventures	(3,699)	5,015	(8,714)
Equity in losses of unconsolidated joint ventures, net of tax	(357)	(208)	(149)

Net (loss) income	$(4,056)	$4,807	$(8,863)

Service revenue increased by $132.0 million, or 73.5%, from $179.5 million during the three months ended June 30, 2013 (the "Predecessor Second Quarter") to $311.4 million during the three months ended June 30, 2014 (the "Successor Second Quarter"). The acquisitions of RPS and CRI Lifetree resulted in a $117.9 million increase in revenue as compared to the prior year. The remainder of the change is attributable to an $8.0 million increase related to an increase in billable hours, a $0.2 million increase in the effective rate of the hours billed, and a favorable impact of $6.7 million from foreign currency. The growth in service fee revenue and the increase in billable hours were due largely to the increase in our backlog resulting from increased levels of new business awards as a result of more effective sales efforts and the growth in the overall CRO market. On a geographic basis, service revenue for the Successor Second Quarter was distributed as follows: North America $204.3 million, or 65.6%, Europe $100.8 million, or 32.4%, and rest of the world $6.3 million, or 2.0%. During the Predecessor Second Quarter, service revenue was distributed as follows: North America $96.7 million, or 53.9%, and Europe $82.8 million, or 46.1%. The increase in North America and rest of world revenue as a percentage of total revenue and the decrease in revenue in Europe were due to the change in geographic distribution of our backlog from studies awarded during the comparable periods and the acquisitions of RPS and CRI Lifetree.

Direct costs increased by $107.3 million, or 101.2%, from $106.0 million during the Predecessor Second Quarter to $213.4 million during the Successor Second Quarter. The increase is primarily attributable to an increase of $97.1 million related to increased internal labor and labor-related costs as we continue to hire billable staff to support our current projects and our growing portfolio of studies and the additional labor costs added as a result of our acquisitions, and an increase of $6.4 million related to increased levels of contract labor for the performance of clinical programming functions. The direct costs as a percentage of service revenue increased from 59.1% during the Predecessor Second Quarter to 68.5% during the Successor Second Quarter. This increase in direct costs as a percentage of revenue is primarily due to RPS which, because of the nature of its business, operates at a lower margin than we have historically experienced.

Selling, general and administrative expenses increased by $11.2 million, or 25.0%, from $44.8 million during the Predecessor Second Quarter to $56.0 million during the Successor Second Quarter. The increase in selling, general and administrative costs as compared to the prior year are primarily attributable to a $10.7 million increase in labor and facilities costs as we build infrastructure to support our growing business and as a result of our acquisitions, and an increase of $0.5 million in professional fees related to our acquisitions and their continued integration into our operations. Selling, general and administrative expenses, excluding stock-based compensation expense, as a percentage of service revenue were 24.3% during the Predecessor Second Quarter and 17.7% during the Successor Second Quarter.

Depreciation and amortization expense increased by approximately $15.2 million, or 162.6%, from $9.4 million during the Predecessor Second Quarter to $24.6 million during the Successor Second Quarter. This increase is primarily attributable to amortization of intangible assets associated with the Merger and the RPS, ClinStar, and CRI Lifetree acquisitions. Depreciation and amortization expense as a percentage of service revenue was 5.2% during the Predecessor Second Quarter and 7.9% during the Successor Second Quarter.

Income from operations decreased by $1.8 million from $19.2 million during the Predecessor Second Quarter to $17.4 million during the Successor Second Quarter. Increased service revenue was offset by increases in direct costs; selling, general and administrative expenses; and depreciation and amortization expense.

Interest expense, net increased by $9.1 million from $11.7 million during the Predecessor Second Quarter to $20.8 million during the Successor Second Quarter. The increase is due to the additional debt assumed in connection with the Merger and the acquisitions of RPS, ClinStar and CRI Lifetree.

Foreign currency transaction losses increased $3.6 million from $1.8 million during the Predecessor Second Quarter to $5.4 million during the Successor Second Quarter. The foreign exchange losses are due to fluctuations in the U.S. dollar and the settling and revaluation of accounts that are denominated in a currency other than the U.S. dollar.

Provision for income taxes decreased $5.6 million from $0.4 million of income tax expense during the Predecessor Second Quarter to an income tax benefit of $5.2 million during the Successor Second Quarter. The decrease was attributable to a decrease in pre-tax income of $14.3 million driven by factors discussed above. Our effective income tax rate was 7.7% in the Predecessor Second Quarter compared to 58.4% in the Successor Second Quarter. The significant increase in the effective income tax rate is primarily due to the overall projected loss in the Successor period, which has the effect of increasing the Company's effective tax rate when combined with the projected income from foreign subsidiaries, which is taxed at rates lower than the U.S. statutory rate, with the projected loss in the United States. For the Predecessor Second Quarter, the lower effective income tax rate was due to overall projected income, which had the effect of decreasing the Company's effective tax rate when combined with the projected income from foreign subsidiaries, which is taxed at rates lower than the U.S. statutory rate, with the projected loss in the United States.

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

	Six Months Ended June 30,
	Successor	Predecessor
(Dollars in thousands)	2014	2013	$ Change	% Change
Revenue:
Service revenue	$622,774	$345,971	$276,803	80.0%
Reimbursement revenue	89,511	67,881	21,630	31.9%

Total revenue	712,285	413,852	298,433	72.1%
Operating expenses:
Direct costs	428,529	206,253	222,276	107.8%
Reimbursable out-of-pocket costs	89,511	67,881	21,630	31.9%
Selling, general and administrative	116,849	97,504	19,345	19.8%
Depreciation and amortization	49,236	16,910	32,326	191.2%
Loss on disposal of fixed assets	—	225	(225)	(100.0%	)

Income from operations	28,160	25,079	3,081	12.3%
Interest expense, net	(42,584)	(22,069)	(20,515)
Loss on modification or extinguishment of debt	(1,384)	(1,641)	257
Foreign currency transaction (losses) gains, net	(9,099)	4,259	(13,358)
Other expense, net	(175)	(295)	120

(Loss) income before income taxes and equity in losses of unconsolidated joint ventures	(25,082)	5,333	(30,415)
(Benefit from) provision for income taxes	(11,519)	654	(12,173)

(Loss) income before equity in losses of unconsolidated joint ventures	(13,563)	4,679	(18,242)
Equity in losses of unconsolidated joint ventures, net of tax	(534)	(208)	(326)

Net (loss) income	$(14,097)	$4,471	$(18,568)

Service revenue increased by $276.8 million, or 80.0%, from $346.0 million during the six months ended June 30, 2013 (the "Predecessor YTD Period") to $622.8 million during the six months ended June 30, 2014 (the "Successor YTD Period"). The acquisitions of ClinStar, RPS and CRI Lifetree resulted in a

$239.1 million increase in revenue as compared to the prior year. The remainder of the change is attributable to a $43.6 million increase related to an increase in billable hours and a favorable impact of $10.9 million from foreign currency offset by a $19.9 million decrease in the effective rate of the hours billed. The growth in service fee revenue and the increase in billable hours were due largely to the increase in our backlog resulting from increased levels of new business awards as a result of more effective sales efforts and the growth in the overall CRO market. On a geographic basis, service revenue for the Successor YTD Period was distributed as follows: North America $405.6 million, or 65.1%, Europe $204.5 million, or 32.8%, and rest of the world $12.7 million, or 2.0%. During the Predecessor YTD Period, service revenue was distributed as follows: North America $187.2 million, or 54.1% and Europe $158.7 million, or 45.9%.

Direct costs increased by $222.3 million, or 107.8%, from $206.3 million during the Predecessor YTD Period to $428.5 million during the Successor YTD Period. The increase is primarily attributable to an increase of $201.5 million related to increased internal labor and labor-related costs as we continue to hire billable staff to support our current projects and our growing portfolio of studies and the additional labor costs added as a result of our acquisitions, and an increase of $11.1 million related to increased levels of contract labor for the performance of clinical programming functions. The direct costs as a percentage of service revenue increased from 59.6% during the Predecessor YTD Period to 68.8% during the Successor YTD Period. This increase in direct costs as a percentage of revenue is primarily due to RPS which, because of the nature of its business, operates at a lower margin than our Predecessor Company.

Selling, general and administrative expenses increased by $19.3 million, or 19.8%, from $97.5 million during the Predecessor YTD Period to $116.8 million during the Successor YTD Period. The increase in selling, general and administrative costs as compared to the prior year are primarily attributable to a $27.7 million increase in labor and facilities costs as we build infrastructure to support our growing business and as a result of our acquisitions, and an increase of $3.9 million in professional fees related to our acquisitions and their continued integration into our operations, offset by a $13.9 million decrease in stock-based compensation expense associated with the payment we made to holders of vested service-based stock options in connection with the February 2013 dividend to option holders and the accelerated vesting of unvested options in the Predecessor YTD 2013 period. Selling, general and administrative expenses, excluding stock-based compensation expense, as a percentage of service revenue were 23.6% during the Predecessor YTD Period and 18.5% during Successor YTD Period.

Depreciation and amortization expense increased by approximately $32.3 million, or 191.2%, from $16.9 million during the Predecessor YTD Period to $49.2 million during the Successor YTD Period. This increase is primarily attributable to amortization of intangible assets associated with the Merger and the RPS, ClinStar and CRI Lifetree acquisitions. Depreciation and amortization expense as a percentage of service revenue was 4.9% during the six months ended June 30, 2013 and 7.9% during the Successor YTD Period.

Income from operations increased by $3.1 million from $25.1 million during the Predecessor YTD Period to $28.2 million during the Successor YTD Period due to aforementioned items.

Interest expense, net increased by $20.5 million from $22.1 million during the Predecessor YTD Period to $42.6 million during the Successor YTD Period. The increase is due to the additional debt assumed in connection with the Merger and the acquisitions of RPS, ClinStar and CRI Lifetree.

Foreign currency transaction losses decreased $13.4 million from $4.3 million of income during the Predecessor YTD Period to $9.1 million of losses during the Successor YTD Period. The foreign exchange losses are due to fluctuations in the U.S. dollar and the settling and revaluation of accounts that are denominated in a currency other than the U.S. dollar.

Provision for income taxes decreased $12.2 million from $0.7 million of income tax expense during the Predecessor YTD Period to and income tax benefit of $11.5 million during the Successor YTD Period. The decrease was attributable to a decrease in pre-tax income of $30.4 million driven by factors discussed above. Our effective income tax rate was 12.3% in the six months ended June 30, 2013 compared to 45.9% in the Successor YTD Period. The significant increase in the effective income tax rate is primarily due to the overall projected loss in the Successor period, which has the effect of increasing the Company's effective tax rate when combined with the projected income from foreign subsidiaries, which is taxed at rates lower than the U.S. statutory rate, with the projected loss in the United States. For the Predecessor YTD Period, the lower effective income tax rate was due to overall projected income, which had the effect of decreasing the Company's effective tax rate when combined with the projected income from foreign subsidiaries, which is taxed at rates lower than the U.S. statutory rate, with the projected loss in the United States.

Successor 2013 Period and Predecessor 2013 Period Compared to Year Ended December 31, 2012

The tables presented below compare our results of operations for the Successor 2013 period and the Predecessor 2013 period and the year ended December 31, 2012.

	Successor	Predecessor
(Dollars in thousands)	September 23, 2013- December 31, 2013	January 1, 2013- September 22, 2013	Year Ended December 31, 2012
Consolidated statement of operations data:
Revenue:
Service revenue	$324,362	$508,539	$597,072
Reimbursement revenue	54,854	103,531	102,664

Total revenue	379,216	612,070	699,736
Operating expenses:
Direct costs	222,776	304,102	358,572
Reimbursable out-of-pocket costs	54,854	103,531	102,664
Selling, general and administrative	69,730	142,880	160,643
Transaction-related costs	29,180	47,486	—
Depreciation and amortization	25,333	25,144	30,687
Loss on disposal of fixed assets	—	225	1,560

(Loss) income from operations	(22,657)	(11,298)	45,610
Interest expense, net	(23,703)	(32,719)	(32,823)
Loss on modification or extinguishment of debt	(7,211)	(21,678)	(9,683)
Foreign currency transaction (losses) gains, net	(4,117)	(3,641)	(7,841)
Other income (expense), net	1,180	(530)	183

Loss before income taxes and equity in losses of unconsolidated joint ventures	(56,508)	(69,866)	(4,554)
Benefit from income taxes	(17,186)	(22,079)	(1,847)

Loss before equity in losses of unconsolidated joint ventures	(39,322)	(47,787)	(2,707)
Equity in losses of unconsolidated joint ventures, net of tax	(621)	(603)	—

Net loss	$(39,943)	$(48,390)	$(2,707)

Service revenue was $324.4 million during the Successor 2013 period and $508.5 million during the Predecessor 2013 period compared to $597.1 million during the year ended December 31, 2012. The increase in service revenue of $235.8 million, or 39.5%, is attributable to the acquisition of ClinStar, RPS and CRI Lifetree, which resulted in a $147.5 million increase in revenue during 2013; a $73.4 million increase in billable hours and a $5.8 million increase in the effective rate of the hours billed, offset by an unfavorable impact of $1.6 million from foreign currency. On a regional basis, service revenue for the Successor 2013 period was distributed as follows: $205.0 million, or 63.2%, in North America, $113.8 million, or 35.1%, in Europe, and $5.6 million, or 1.7%, in the rest of the world. On a regional basis, service revenue for the Predecessor 2013 period was distributed as follows: $270.9 million, or 53.3%, in the North America, and $237.6 million, or 46.7%, in Europe. During the year ended December 31, 2012 service revenue was distributed as follows: $328.4 million, or 55.0%, in North America, and $268.7 million, or 45.0%, in Europe. The slight increase in North America revenue as a percentage of total revenue and the slight decrease in Europe were attributable to the change in the geographic distribution of our backlog from studies awarded during the comparable periods.

Direct costs were $222.8 million during the Successor 2013 period and $304.1 million during the Predecessor 2013 period compared to $358.6 million during the year ended December 31, 2012. The increase in direct costs of $168.3 million, or 46.9%, is primarily attributable to an increase of $169.4 million related to increased internal labor and labor related costs as we continue to hire billable staff to support our current projects and our growing portfolio of studies and the additional labor costs added as a result of our acquisitions. The direct costs as a percentage of service revenue changed from 60.1% during the year ended December 31, 2012 to 68.7% and 59.8% during the Successor 2013 period and the Predecessor 2013 period, respectively. This increase in the Successor 2013 period is primarily due to the acquisition of RPS which operates at a lower margin than we have historically experienced.

Selling, general and administrative expenses were $69.7 million during the Successor 2013 period and $142.9 million during the Predecessor 2013 period compared to $160.6 million during the year ended December 31, 2012. The increase in selling, general and administrative expenses of $52.0 million, or 32.3%, is primarily attributable to a $13.1 million increase in stock-based compensation expense associated with the payment we made to holders of vested service-based stock options in connection with the February 2013 dividend to option holders and the accelerated vesting of unvested options in the Predecessor 2013 period, as well as an increase of $31.8 million related to increased labor and facilities costs as we build infrastructure to support our growing business and as a result of our acquisitions and an increase of $7.1 million in professional fees and other costs related to our acquisitions and their continued integration into our operations. Selling, general and administrative expenses as a percentage of service revenue were 26.9% during the year ended December 31, 2012 and 21.5% and 28.1% during the Successor 2013 period and the Predecessor 2013 period, respectively.

Transaction-related costs were $29.2 million during the Successor 2013 Period and $47.5 million during the Predecessor 2013 Period; an increase of $76.7 million from the year ended December 31, 2012. The Transactions resulted in the increase during 2013; there were no transactions during the year ended December 31, 2012.

Depreciation and amortization expense was $25.3 million during the Successor 2013 period and $25.1 million during the Predecessor 2013 period compared to $30.7 million during the year ended December 31, 2012. This $19.8 million, or 64.5%, increase is primarily attributable to amortization of intangible assets associated with the Transactions. Depreciation and amortization expense as a percentage of service revenue was 5.1% during the year ended December 31, 2012 and 7.8% and 4.9% during the Successor 2013 period and the Predecessor 2013 period, respectively.

Loss on modification or extinguishment of debt costs were $7.2 million during the Successor 2013 period and $21.7 million during the Predecessor 2013 period compared to $9.7 million during the year ended December 31, 2012. This $19.2 million, or 198.3%, increase is attributable to the write-off of

$15.2 million of previously recorded unamortized debt issuance costs, a prepayment penalty of $4.8 million, a bank financing fee of $5.6 million and the loss of $1.6 million of debt financing cost expensed as a result of the additional borrowings on December 2, 2013, as compared to $9.7 million of unamortized debt written-off as a result of the refinancing on December 10, 2012.

(Loss) income from operations was a loss of $22.7 million during the Successor 2013 period and a loss of $11.3 million during the Predecessor 2013 period compared to income of $45.6 million during the year ended December 31, 2012. The decrease in income from operations was $79.6 million, or 174.4%. Increased service revenue was offset by increases in direct costs, selling, general and administrative expenses, and transaction-related costs.

Interest expense, net was $23.7 million during Successor 2013 period and $32.7 million during the Predecessor 2013 period compared to $32.8 million during the year ended December 31, 2012. The increase is due to the additional debt assumed during the fourth quarter of 2012 and during 2013 due to the Transactions.

Foreign currency transaction losses were $4.1 million during the Successor 2013 period and $3.6 million during the Predecessor 2013 period compared to $7.8 million of losses during the year ended December 31, 2012. The foreign exchange losses are due to fluctuations in the U.S. dollar and the settling and revaluation of accounts that are denominated in a currency other than the U.S. dollar.

Benefit from income taxes was $17.2 million during the Successor 2013 period and $22.1 million during the Predecessor 2013 period compared to $1.8 million during the year ended December 31, 2012. The increase in benefit for income taxes of $37.4 million was driven by a decrease in pre-tax income due to the factors discussed above. Our effective income tax rate was 30.3% in the Successor 2013 period and 31.5% in the Predecessor 2013 period compared to 40.6% during the year ended December 31, 2012. The decrease in the effective tax rate is primarily attributable to transaction costs incurred in 2013, the impact of the foreign rate differential, foreign earnings currently taxed in the United States under Subpart F and deemed dividends under Internal Revenue Code Section 956. The change in the geographic distribution of earnings, largely due to the significant change in the U.S. pre-tax loss, changed the impact of these items on a percentage basis in 2013 thereby decreasing the effective tax rate compared to 2012. Further, in 2012 there was an increase in our liability for uncertain tax positions primarily related to state income taxes and an audit of our Canadian subsidiary.

Seasonality

Although our business is not generally seasonal, we typically experience a slight decrease in our revenue growth rate during the fourth quarter due to holiday vacations and a similar decrease in new business awards in the first quarter due to our clients' budgetary cycles and vacations during the year-end holiday period.

Liquidity and Capital Resources

We assess our liquidity in terms of our ability to generate cash to fund our operating, investing and financing activities. Our principal source of liquidity is operating cash flows. As of June 30, 2014, we had approximately $57.6 million of cash and cash equivalents of which $32.3 million is held by our foreign subsidiaries. Our expected primary cash needs on both a short and long-term basis are for capital expenditures, expansion of services, geographic expansion, and other general corporate purposes. We have historically funded our operations and growth, including acquisitions, with cash flow from operations, borrowings, and issuances of equity securities. We expect to continue expanding our operations through internal growth and strategic acquisitions and investments. We expect these activities will be funded from existing cash, cash flow from operations and, if necessary or appropriate, borrowings under our existing or future credit facilities. Our sources of liquidity could be affected by our dependence on a small number of industries and clients, compliance with regulations, international risks, and personal injury, environmental or other material litigation claims.

Cash Collections

Cash collections from accounts receivable were $764.9 million during Successor YTD period, as compared to $525.1 million during the Predecessor YTD period. Cash collections from accounts receivable were $1.3 billion during the year ended December 31, 2013, as compared to $934.5 million during the year ended December 31, 2012. The increase in cash collections was attributable to an increase in revenue and improved cash payment schedules contained in our master service agreements and our statements of work.

Discussion of Cash Flows

During the Successor YTD period, net cash used in operations was $3.3 million as compared to net cash provided by operations of $33.4 million for Predecessor YTD period. Cash used in operating activities decreased over the prior year due primarily to increased net working capital, driven by an increase in day's sales outstanding, or DSO and an increase in accounts payable. The increase in our DSO is primarily attributable to the change in customer composition as a result of our acquisition of ClinStar, RPS and CRI LifeTree and the terms that had been negotiated with those customers prior to their acquisition. The increase in accounts payable is primarily related to the timing of payments due third-party vendors, the implementation of a entity-wide corporate credit card and an increase in amounts due to investigators for services provided on our studies.

During the Successor 2013 period and the Predecessor 2013 period, net cash (used in)/provided by operations was ($23.9) million and $49.2 million, respectively, as compared to net cash provided by operations of $99.3 million for the year ended December 31, 2012. Cash used in operating activities decreased over the prior year due primarily to decreased net working capital, driven by an increase to our DSO and accounts payable and other liabilities as well as an increase in our loss from operations due to $76.7 million in transaction-related costs. The increase in our DSO is primarily attributable to an increase in our accounts receivable and unbilled services balances due to a change in customer composition as a result of our acquisition of ClinStar, RPS and CRI LifeTree and the terms that had been negotiated with those customers prior to their acquisition offset by an increase in advanced billings due to improved cash payment schedules contained in our master service agreements and our statements of work. The increase in accounts payable and other liabilities is primarily related to the timing of payments due third-party vendors and an increase in amounts due to investigators for services provided on our studies.

Net cash provided by investing activities was $3.2 million during the Successor YTD period, as compared to net cash used in investing activities of $56.3 million for Predecessor YTD period. The increase was attributable to the acquisitions of ClinStar as well as $4.6 million contributed to our joint venture with WuXi in the Predecessor YTD period, offset by $15 million in collections of an acquisition-related receivable by RPS in the Successor YTD period. Net cash used in investing activities was $1.0 billion and $0.1 million during the Successor 2013 period and the Predecessor 2013 period, respectively, as compared to $18.1 million for the year ended December 31, 2012. The increase was attributable to the Transactions, as well as the joint venture with WuXi.

Net cash used in financing activities during the Successor YTD period was $14.4 million as compared to $37.3 million used in the Predecessor YTD period. During the Successor YTD period, we made $10.0 million in net repayments on our line of credit and made a $4.5 million principal payment on our first lien term loan. During the Predecessor YTD period, we borrowed incremental funds under our existing credit agreement which resulted in an additional $93.2 million of net borrowings. The cash generated was offset by a $127.2 million use in the form of a dividend payment to our shareholders and the related payments to holders of vested service-based stock options in February 2013. Net cash provided by financing activities during the Successor 2013 period was $1.1 billion and net cash used in the Predecessor 2013 period $0.1 million, as compared to $42.2 million used in the year ended 2012. During the Predecessor 2013 Period, we borrowed $93.2 million of incremental funds for the February 2013 acquisition of ClinStar and a payment of a dividend. In addition, during 2013 we borrowed incremental funds under our new credit agreement and issued senior notes in September 2013, which resulted in an additional $1.2 billion of net borrowings. Finally in December 2013, we borrowed $65.0 million of incremental funds for the December 2013 acquisition of CRI Lifetree. We borrowed $50.0 million and repaid $40.0 million from our existing line of credit during the Successor 2013 period. In addition, we received $454.8 million of proceeds from the issuance of 90,960,000 shares of common stock in connection with the PRA Acquisition and $13.5 million from the issuance of 2,700,000 shares of common stock in connection with the CRI LifeTree Acquisition. In addition, former members of CRI LifeTree's management contributed $2.1 million to purchase 420,000 shares of our common stock. Finally, former members of RPS's management converted $1.8 million of RPS stock options and equity into 364,212 shares of our common stock. This conversion was accounted for as a non-cash transaction in our consolidated statement of cash flows. The cash generated was offset by a $131.6 million use in the form of a dividend payment to our shareholders and the related payments to holders of vested service-based stock options in February 2013.

Indebtedness

In September 2013, we entered into the Senior Secured Credit Facilities with a syndicate of banks led by UBS. We terminated our old credit facilities dated December 10, 2012. In September 2013, we also issued $375.0 million of our Senior Notes. The proceeds from our borrowings under the Senior Secured Credit Facilities and our issuance of the Senior Notes were used in conjunction with the acquisition by KKR, to fund the acquisition of RPS, repay existing debt, and pay for fees and expenses related to the aforementioned events. We paid $42.8 million of debt issuance costs in connection with the Senior Secured Credit Facilities and Senior Notes, which are recorded in deferred financing fees on the consolidated balance sheet.

In September 2013, PRA Holdings signed a commitment letter with certain lenders for a senior secured one year bridge loan, or the bridge loan, to ensure financing would be available for the RPS Acquisition in the event that the offering of the Senior Notes was not closed by the date of closing of the RPS Acquisition. Due to the closing of the issuance of the Senior Notes, the bridge loan was terminated. At the closing of the issuance of the Senior Notes and the RPS Acquisition, a commitment fee of $5.6 million was paid to the lenders who provided the bridge loan commitment; this amount is included in the Loss on modification or extinguishment of debt fee line on the consolidated statement of operations.

On December 2, 2013, we borrowed an incremental $65.0 million under our Senior Secured Term Loan Facility. The proceeds were used to fund the acquisition of CRI Lifetree.

Senior Secured Credit Facilities

UBS Securities LLC, Jefferies Finance LLC, Credit Suisse Securities (USA) LLC, KKR Capital Markets LLC and Citigroup Global Markets Inc. act as joint lead arrangers and bookrunners for the Senior Secured Credit Facilities.

The Senior Secured Credit Facilities provide senior secured financing of up to $1,015.0 million, consisting of:

  •
  the Senior Secured Term Loan Facility in an aggregate principal amount of up to $890.0 million; and

  •
  the Senior Secured Revolving Credit Facility in an aggregate principal amount of up to $125.0 million.

The borrower of the Senior Secured Term Loan Facility and the Senior Secured Revolving Credit Facility is PRA Holdings, Inc. The Senior Secured Revolving Credit Facility includes borrowing capacity available for letters of credit up to $40.0 million and for up to $20.0 million of borrowings on same-day notice, referred to as swingline loans.

On March 24, 2014, we entered into Amendment No. 1 to the Senior Secured Credit Agreement with UBS AG, Stamford Branch, as administrative agent, and other agents and lenders party thereto. Pursuant to this Amendment, among other terms contained therein, the principal amount of the Senior Secured Term Loan

Facility was increased from $825.0 million to $890.0 million and all lenders agreed to exchange Initial Term Loans under the Senior Secured Term Loan Facility for Tranche B-1 Loans with applicable margins of LIBOR plus 3.50% per annum. In addition, this Amendment established a 1.00% premium to prepayments to the Senior Secured Term Loan Facility made on or prior to September 24, 2014.

The Senior Secured Credit Facilities provides that we have the right at any time to request incremental term loans and/or revolving commitments in an aggregate principal amount of up to (a) $185.0 million, plus (b) all voluntary prepayments and corresponding voluntary commitment reductions of the Senior Secured Credit Facilities, other than from proceeds of refinancing indebtedness, prior to the date of any such incurrence, plus (c) an additional amount which, after giving effect to the incurrence of such amount, we would not exceed a consolidated net first lien leverage to consolidated EBITDA ratio of 4.5 to 1.0 pro forma for such incremental facilities, minus (d) the sum of (i) the aggregate principal amount of new term loan commitments and new revolving credit commitments incurred and (ii) the aggregate principal amount of certain other indebtedness incurred. The lenders under these facilities are not under any obligation to provide any such incremental commitments or loans, and any such addition of or increase in commitments or loans is subject to certain customary conditions precedent.

Interest Rate and Fees

Borrowings under the Senior Secured Term Loan Facility and the Senior Secured Revolving Credit Facility bear interest at a rate equal to, at our option, either (a) LIBOR for the relevant interest period, plus an applicable margin; provided that solely with respect to the Senior Secured Term Loan Facility LIBOR shall be deemed to be no less than 1.00% per annum or (b) a base rate, or the Base Rate, equal to the highest of (1) the rate of interest established by the administrative agent as its prime rate in effect at its principal office in Stamford, Connecticut, (2) the federal funds effective rate plus 0.50% and (3) LIBOR for an interest period of one month, plus 1.00%, in each case, plus an applicable margin; provided that solely with respect to the Senior Secured Term Loan Facility the Base Rate shall be deemed to be no less than 2.00% per annum.

The applicable margin for Base Rate borrowings under the Senior Secured Revolving Credit Facility is 3.00% per annum, for LIBOR borrowings under the Senior Secured Revolving Credit Facility is 4.00% per annum, for letter of credit loans under the Senior Secured Revolving Credit Facility is 4.00% per annum, for Base Rate borrowings under the Senior Secured Term Loan Facility is 2.50% per annum, for LIBOR borrowings under the Senior Secured Term Loan Facility is 3.50% per annum. The applicable margins under the Senior Secured Revolving Credit Facility will decrease, based upon PRA Holdings' achievement of certain specified consolidated net first lien leverage to consolidated EBITDA ratios.

In addition to paying interest on outstanding principal under the Senior Secured Credit Facilities, PRA Holdings is required to pay a commitment fee of 0.50% per annum to the lenders under the Senior Secured Revolving Credit Facility in respect of the unutilized commitments thereunder. The commitment fee rate will be reduced to 0.375% subject to our achieving a consolidated net first lien leverage to consolidated EBITDA ratio of 3.25 to 1.0 on a given date. We are also required to pay customary letter of credit fees.

Prepayments

The Senior Secured Credit Facilities require us to prepay outstanding term loans, subject to certain exceptions, with:

  •
  50% of our annual Excess Cash Flow (as defined in the Senior Secured Credit Agreement) commencing with the first full fiscal year of the borrower following the date of the closing of the PRA Acquisition and the RPS Acquisition (which percentage will be reduced to 25% and 0% if PRA Holdings achieves a consolidated net first lien leverage to consolidated EBITDA ratio of less than or equal to 3.75 to 1.0, but greater than 3.25 to 1.0 on the date of prepayment for the most recent test period);

  •
  100% of the net cash proceeds of insurance proceeds of proceeds of a condemnation award in respect of any casualty to any equipment, fixed assets or real property;

  •
  100% of the net cash proceeds of permitted sale leasebacks; and

  •
  100% of the net cash proceeds of certain non-ordinary course asset sales or other dispositions of property in excess of $20.0 million and subject to our right to reinvest the proceeds within 450 days following receipt of the net cash proceeds of such disposition.

The foregoing mandatory prepayments will be applied first to accrued interest and fees and second, to the scheduled installments of principal of the Senior Secured Credit Facilities in direct order of maturity.

We may voluntarily repay outstanding loans under the Senior Secured Credit Facilities at any time without premium or penalty (other than as set forth in the immediately succeeding paragraph), subject to reimbursements of the lenders' redeployment costs actually incurred in the case of a prepayment of LIBOR borrowings other than on the last day of the relevant interest period.

In addition, on or prior to September 24, 2014, if we prepay any term loans outstanding under our Senior Secured Credit Facilities, such prepayment will be subject to a 1.00% premium. Amortization and Final Maturity.

The Senior Secured Term Loan Facility amortizes in equal quarterly installments in aggregate annual amounts equal to 1.00% of the original principal amount of the Senior Secured Term Loan Facility, with the balance being payable on the date that is on or about September 23, 2020. Principal amounts outstanding under the Senior Secured Revolving Credit Facility are due and payable in full at maturity, on or about September 23, 2018.

Guarantee and Security

All obligations of the borrower under the Senior Secured Credit Facilities are unconditionally guaranteed by us and all our material, wholly-owned U.S. restricted subsidiaries, with customary exceptions including where providing such guarantees is not permitted by law, regulation or contract or would result in material adverse tax consequences.

All obligations of the borrower under the Senior Secured Credit Facilities, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by substantially all of the assets of the borrower and each guarantor, including but not limited to: (i) a perfected pledge of all of the capital stock issued by the borrower and each guarantor and (ii) perfected security interests in substantially all other tangible and intangible assets of the borrower and the guarantors (subject to certain exceptions and exclusions).

Certain Covenants and Events of Default

The Senior Secured Credit Facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

  •
  incur additional indebtedness and guarantee indebtedness;

  •
  enter into sale-leaseback transactions

  •
  create or incur liens;

  •
  engage in mergers or consolidations;

  •
  sell, transfer or otherwise dispose of assets;

  •
  restrict distributions to the borrower or restricted subsidiaries from their subsidiaries;

  •
  engage in certain transactions with affiliates;

  •
  pay certain dividends and distributions or repurchase our capital stock;

  •
  make investments, loans or advances, prepayments of junior financings or other restricted payments; and

  •
  change the conduct of business.

Our Senior Secured Credit Facilities contain customary events of default (subject to exceptions, thresholds and grace periods), including, without limitation: (i) nonpayment of principal or interest; (ii) failure to perform or observe covenants; (iii) inaccuracy or breaches of representations and warranties; (iv) cross-

defaults with certain other indebtedness; (v) certain bankruptcy related events; (vi) impairment of certain security interests in collateral, guarantees or invalidity or unenforceability of certain senior secured credit facility documents; (vii) monetary judgment defaults; (viii) certain ERISA matters; and (ix) certain change of control events.

In addition, the Senior Secured Revolving Credit Facility requires us to maintain a consolidated net first lien leverage to consolidated EBITDA ratio of 7.5 to 1.0 for any four consecutive fiscal quarters for which financial statements have been provided to the administrative agent as required by the Senior Secured Credit Agreement, when loans plus letters of credit under the Senior Secured Revolving Credit Facility (excluding (i) letters of credit existing on the date of the closing of the Senior Secured Credit Facilities and any extensions thereof, replacement letters of credit or letters of credit issued in lieu thereof, in each case, to the extent the face amount of such letters of credit is not increased above the face amount of the letter of credit being extended, replaced or substituted and (ii) other non-cash collateralized letters of credit in an aggregate amount not to exceed $15 million) are or would be outstanding in an amount exceeding 30.0% of the total facility amount under the Senior Secured Revolving Credit Facility.

The Senior Secured Credit Facilities also contain certain customary affirmative covenants and events of default, including a change of control.

Senior Notes

PRA Holdings has $375.0 million aggregate principal amount of 9.5% senior notes due 2023 outstanding, which mature on October 1, 2023, pursuant to the indenture. Interest on the notes is payable on April 1 and October 1 of each year. We intend to use a portion of the net proceeds of this offering to redeem $150.0 million aggregate principal amount of the Senior Notes at a redemption price equal to 109.5% of the face amount of such notes, plus accrued and unpaid interest.

Redemption

On or prior to October 1, 2016, under certain circumstances, we may redeem up to 40% of the aggregate principal amount of the Senior Notes at a redemption price of 109.5% plus accrued and unpaid interest to the redemption date using the proceeds of certain equity offerings, including this initial public offering of our common stock,

On or prior to October 1, 2018, we may redeem the Senior Notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest to the redemption date plus a make-whole premium as set forth in the indenture governing the Senior Notes.

After October 1, 2018, we may redeem the Senior Notes, in whole or in part, at redemption prices specified in the indenture governing the Senior Notes.

Change of Control

Upon the occurrence of a change of control, which is defined in the indenture, each holder of the notes has the right to require PRA Holdings to repurchase some or all of such holder's notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Covenants

The indenture contains covenants limiting, among other things, PRA Holdings' ability and the ability of its restricted subsidiaries to (subject to certain exceptions):

  •
  incur additional debt or issue certain preferred shares;

  •
  pay dividends on or make other distributions in respect of capital stock, purchase or redeem equity interests of the issuer, prepay or repurchase subordinated indebtedness, make certain investments;

  •
  sell or transfer certain assets;

  •
  create liens on certain assets to secure debt;

  •
  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

  •
  enter into certain transactions with affiliates; and

  •
  designate subsidiaries as unrestricted subsidiaries.

Events of Default

The indenture also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the notes to become or to be declared due and payable, including without limitation: (i) nonpayment of principal or interest; (ii) failure to perform or observe covenants; (iii) cross-defaults with certain other indebtedness; (iv) certain bankruptcy related events; (v) impairment of certain security interests in collateral, guarantees or invalidity or unenforceability of certain senior secured credit facility documents; and (vi) monetary judgment defaults.

Covenant Compliance EBITDA

We present Covenant Compliance EBITDA because we believe it is an important supplemental measure relating to our financial condition as it is used in certain covenants in the credit agreement governing our Senior Secured Credit Facilities and the indenture governing the Senior Notes. Covenant Compliance EBITDA, which is not a financial measure presented under GAAP, reflects adjustments to Adjusted EBITDA permitted under the credit agreement and the indenture. Under the terms of the credit agreement, we are required under certain circumstances to maintain a consolidated net first lien leverage ratio of 7.5 to 1.0. Additionally, under the terms of the credit agreement and the indenture, our ability to engage in certain transactions, such as incurring additional indebtedness, making investments and paying dividends, remains tied to a leverage or fixed charge ratio based on Covenant Compliance EBITDA. Our ability to satisfy the requirements of these covenants in future periods will depend on events that may be beyond our control, and we cannot assure you that we will be able to do so. A breach of any of these covenants in the future could result in a default under, or an inability to undertake certain activities in compliance with, the credit agreement and the indenture. We caution investors that Covenant Compliance EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers and analysts present Covenant Compliance EBITDA in the same manner.

Set forth below is a reconciliation of net loss to Covenant Compliance EBITDA.

Last Twelve Months Ended June 30, 2014
(unaudited)
Net loss	$(106,901)
Depreciation and amortization	82,803
Interest expense, net	76,937
Benefit from income taxes	(51,438)

EBITDA	1,401
Management fees	2,077
Stock-based compensation expense	10,818
Loss on modification or extinguishment of debt	28,632
Foreign currency transaction loss, net	21,116
Other income, net	(770)
Equity in losses of unconsolidated joint ventures	1,550
Transaction-related costs(a)	76,666
Acquisition-related costs(b)	2,711
Severance and restructuring charges(c)	4,576
Integration costs(d)	3,013
Non-cash rent adjustment(e)	1,301
Other one-time charges(f)	368

Adjusted EBITDA	$153,459
Cost Savings(g)	12,200
Pro forma Acquisition Adjustment(h)	5,218
Acquisition Synergies(i)	11,621

Covenant Compliance EBITDA	$182,498

(a)
Transaction-related costs primarily relate to costs incurred in connection with the closing of the KKR Transaction, the CRI Lifetree Acquisition and the ClinStar Acquisition.

(b)
Acquisition-related costs primarily related to costs incurred in connection with the due diligence performed on our acquisitions. In addition, acquisition-related costs include costs incurred by PRA related to its 2013 withdrawn IPO.

(c)
Represents amounts incurred in connection with the elimination of redundant positions within the organization.

(d)
Integration costs represent costs incurred by the Company directly related to the integration our ClinStar, RPS and CRI LifeTree acquisitions. These costs primarily consist of professional fees, rebranding costs, the elimination of redundant facilities and any other costs incurred directly related to the integration of these acquisitions.

(e)
The Company has escalating leases that require the amortization of rent expense on a straight-line basis over the life of the lease. The non-cash rent adjustment represents the difference between rent expense recorded in the Company's consolidated statement of operations and the amount of cash actually paid.

(f)
Represents charges incurred that are not considered part of our core operating results.

(g)
Represents cost savings expected to be realized by us of $5.4 million related to offshoring of non-client facing positions, $3.2 million of productivity improvements, $2.6 million in procurement savings and $1.0 million from reduced IT spend.

(h)
Represents EBITDA attributable to RPS and CRI Lifetree prior to being acquired by us.

(i)
Represents the unrealized cost synergies related to the RPS and CRI Lifetree acquisitions. Our original acquisition synergies expectation for RPS was $20.0 million, consisting of $8.9 million to eliminate overlapping roles in selling, general and administrative functions, $4.9 million for the rationalization of duplicative office space and the consolidation of marketing, audit and legal spend, $3.8 million related to the elimination of redundant clinical operations and rationalization of duplicative independent contractors and $3.4 million from the staffing of unutilized RPS full time employees on PRA projects. Our original acquisition synergies expectation for CRI Lifetree was $1.2 million related to the elimination of duplicative executive headcount.

Our covenant requirements and actual ratios for the twelve months ended June 30, 2014 are as follows:

	Covenant Requirement	Actual Ratio
Senior Secured Credit Facilities
Net First Lien Leverage Ratio(1)	7.50 to 1.00	4.52	x
Net Total Leverage Ratio(2)	Various	6.58	x
Fixed Charge Coverage Ratio(3)	2.00 to 1.00	2.40	x
Senior Notes(3)
Fixed Charge Coverage Ratio(3)	2.00 to 1.00	2.22	x

(1)
Pursuant to the terms of our credit agreement, to the extent outstanding loans and letters of credit under our Senior Secured Revolving Credit Facility (excluding letters of credit that existed at the closing of the Senior Secured Credit Facilities, cash collateralized letters of credit and other letters of credit in an amount not to exceed $15.0 million) exceed 30% of the aggregate commitments thereunder, we are required to maintain a ratio of Net First Lien Secured Debt to Covenant Compliance EBITDA of no greater than 7.50 to 1.00. Net First Lien Secured Debt is defined as our aggregate consolidated indebtedness secured by liens on a pari passu basis with the liens securing the obligations under the Senior Secured Credit Facilities, less the aggregate amount of all cash and cash equivalents that are not subject to any liens other than permitted liens. Net First Lien Secured Debt to Covenant Compliance EBITDA is also used to determine the pricing of borrowings under our Senior Secured Revolving Credit Facilities, as well as to determine whether we can engage in certain transactions.

(2)
The Net Total Leverage Ratio is not a financial covenant but governs our ability to engage in certain transactions. The Net Total Leverage Ratio is calculated by dividing consolidated total debt less the aggregate amount of all cash and cash equivalents that are not subject to any liens other than permitted liens by Covenant Compliance EBITDA.

(3)
The Fixed Charge Coverage Ratio is not a financial covenant but governs our ability to engage in certain transactions. The Fixed Charge Coverage Ratio is calculated by dividing Covenant Compliance EBITDA by consolidated fixed charges. Fixed charges is calculated by adding consolidated interest expense and certain cash dividend payments. The Senior Secured Credit Facilities exclude non-cash interest expense from fixed charges, however.

Contractual Obligations and Commercial Commitments

The following table summarizes our future minimum payments for all contractual obligations and commercial commitments for years subsequent to the year ended December 31, 2013:

	Payments Due by Period
	Less than One Year	1-3 Years	3-5 Years	More than 5 Years	Total
(In thousands)
Long-term debt, including interest payments(1)	$88,141	$265,373	$1,075,289	$472,969	$1,901,772
Service purchase commitments(2)	12,281	5,664	50	—	17,995
Operating leases	37,942	50,888	32,617	35,696	157,143
Less: sublease income	(1,436)	(1,419)	(657)	(832)	(4,344)
Management fee(3)	2,100	—	—	—	2,100
Uncertain income tax positions(4)	1,538	—	—	—	1,538

Total	$140,566	$320,506	$1,107,299	$507,833	$2,076,204

(1)
Principal payments are based on the terms contained in our credit agreement. Interest payments are based on the interest rate in effect on December 31, 2013.

(2)
Service purchase commitments are defined as agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased.

(3)
Management fee represents the fee paid to KKR. This management fee is paid annually and in equal quarterly installments. The management fee agreement remains in effect from year to year unless amended or terminated by mutual agreement. However, this agreement terminates upon a change in control and would result in a one-time termination payment of $22.7 million, which is has not been included in the above table.

(4)
As of December 31, 2013, our liability related to uncertain income tax positions was approximately $11.2 million, of which $9.7 million has not been included in the above table as we are unable to predict when these liabilities will be paid due to the uncertainties in timing of the settlement of the income tax positions.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements. The term "off-balance sheet arrangement" generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with us is a party, under which we have any obligation arising under a guarantee contract, derivative instrument or variable interest or a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act, or the JOBS Act, was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an "emerging growth company." As an "emerging growth company" we are electing to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will not comply with new or revised accounting standards until the relevant dates on which adoption of such standards is required for private companies for as long as we maintain our emerging company status and do not revoke this election.

In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an "emerging growth company" we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an "emerging growth company," whichever is earlier.

Recent Accounting Pronouncements

In May 2014, the FASB issued an Accounting Standards Update, or ASU, No. 2014-09, "Revenue from Contracts with Customers," to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards. This ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. We are currently assessing the potential impact of this ASU on its consolidated financial statements.

Critical Accounting Policies and Estimates

In preparing our financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our actual results could differ from those estimates. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations. We have discussed the application of these critical accounting policies with our board of directors.

Revenue Recognition

The majority of our service revenue is recorded regionally on a proportional performance basis. Revenue for service is recognized only after persuasive evidence of an arrangement exists, the sales price is determinable and collectability is reasonably assured. To measure performance, we compare direct costs incurred to estimated total contract direct costs through completion. We believe this is the best indicator of the performance of the contract obligations because the costs relate to the amount of labor hours incurred to perform the service. Direct costs are primarily comprised of labor overhead related to the delivery of services. Each month we accumulate costs on each project and compare them to the total current estimated costs to determine the proportional performance. We then multiply the proportion completed by the contract value to determine the amount of revenue that can be recognized. Each month we review the total current estimated costs on each project to determine if these estimates are still accurate and, if necessary, we adjust the total estimated costs for each project. During our monthly contract review process, we review each contract's performance to date, current cost trends, and circumstances specific to each study. The original or current cost estimates are reviewed and if necessary the estimates are adjusted and refined to reflect any changes in the anticipated performance under the study. In the normal course of business, we conduct this review each month in all service delivery locations. As the work progresses, original estimates might be deemed incorrect due to, among other things, revisions in the scope of work or patient enrollment rate, and a contract modification might be negotiated with the customer to cover additional costs. If not, we bear the risk of costs exceeding our original estimates. Management assumes that actual costs incurred to date under the contract are a valid basis for estimating future costs. Should management's assumption of future cost trends fluctuate significantly, future margins could be reduced. In the past, we have had to commit unanticipated resources to complete projects, resulting in lower margins on those projects. Should our actual costs exceed our estimates on fixed price contracts, future margins could be reduced, absent our ability to negotiate a contract modification. We accumulate information on each project to refine our bidding process. Historically, the majority of our estimates and assumptions have been materially correct, but these estimates might not continue to be accurate in the future.

Allowance for Doubtful Accounts

Included in "Accounts receivable and unbilled services, net" on our consolidated balance sheets is an allowance for doubtful accounts. Generally, before we do business with a new client, we perform a credit check, as our allowance for doubtful accounts requires that we make an accurate assessment of our customers' creditworthiness. Approximately 20-30% of our client base is emerging biotech companies, creating a heightened risk related to the creditworthiness for a portion of our client base. We manage and assess our exposure to bad debt on each of our contracts. We age our billed accounts receivable and assess exposure by client type, by aged category, and by specific identification. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Historically, we have not had any write-offs in excess of our allowance. If at December 31, 2013, our aged accounts receivable balance greater than 90 days were to increase by 10% (for the U.S. operations), no material adjustments to bad debt expense would be required.

Income Taxes

Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of our effective tax rate and, consequently, our operating results. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and may not accurately anticipate actual outcomes.

We have to use estimates and judgments in calculating certain tax liabilities and determining the recoverability of certain deferred tax assets, which arise from net operating losses, tax credit carry forwards and temporary differences between the tax and financial statement recognition of revenue and expense. We are also required to reduce our deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

In evaluating our ability to recover our deferred tax assets, in full or in part, we consider all available positive and negative evidence, including our past operating results, the existence of cumulative losses in the most recent fiscal years and our forecast of future taxable income on a jurisdiction-by-jurisdiction basis. In determining future taxable income, assumptions include the amount of state, federal and international pretax operating income, international transfer pricing policies, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we use to manage the underlying businesses. Based on our analysis of the above factors, we determined that a valuation allowance of $6.1 million was required as of June 30, 2014 relating to certain foreign and state tax credits, U.S. capital loss carryforward and state tax credit carryforwards. Changes in our assumptions could result in an adjustment to the valuation allowance, up or down, in the future.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions. We determine our liability for uncertain tax positions globally under the provisions in Financial Accounting Standards Board's Accounting Standards Codification Topic 740, Income Taxes. As of June 30, 2014, we had recorded a liability for uncertain tax positions of $11.2 million. If events occur such that payment of these amounts ultimately proves to be unnecessary, the reversal of liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If our calculation of liability related to uncertain tax positions proves to be more or less than the ultimate assessment, a tax expense or benefit to expense, respectively, would result. The total liability reversal that could affect the tax rate is $11.2 million.

Stock-Based Compensation

In accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 718, Stock Compensation, as modified and supplemented, we estimate the value of employee stock options on the date of grant using either the Black-Scholes model for all options with a service condition or a Monte Carlo model for options with market and performance conditions. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the stock price of similar entities as well as assumptions regarding a number of highly complex and subjective variables. These variables include the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. The Black-Scholes and Monte Carlo models require extensive actual employee exercise behavior data and the use of a number of complex assumptions including expected volatility, risk-free interest rate, expected dividends, and expected term. As a result of our status as a private company for the last several years, we do not have sufficient history to estimate the volatility of our common share price. We calculate expected volatility based on reported data for selected reasonably similar publicly traded companies for which the historical information is available. For the purpose of identifying peer companies, we consider characteristics such as industry, length of trading history, similar vesting terms and in-the-money option status. We plan to continue to use the guideline peer group volatility information until the historical volatility of our common shares is relevant to measure expected volatility for future award grants. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee stock options. The dividend yield assumption is based on the history and expectation of dividend payouts. As stock-based compensation expense recognized in the consolidated statement of comprehensive income is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Current accounting guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

In determining our estimated stock-based compensation expense, our assessment of the forfeiture rate, volatility, and expected term of the equity instrument impacts the related option expense after the equity instrument is issued. Volatility is based upon overall industry experience. For those options valued using the Black-Scholes model, the expected term is based upon the guidance provided by the FASB. For those options with a market condition valued under the Monte Carlo model, the expected term varies depending on the target stock price that triggers vesting. Forfeitures are based on our company experience.

The following table presents the assumptions used in the Black-Scholes option-pricing model.

	Successor	Predecessor
	September 23, 2013- December 31, 2013	January 1, 2013- September 22, 2013	December 31, 2012
Weighted-average fair value of options granted	$2.15	$4.55	$4.56
Risk-free interest rate	2.2%	1.3%	1.4%
Expected life, in years	6.50	7.00	7.00
Dividend yield	N/A	N/A	N/A
Volatility	39.7%	41.2%	41.7%

The following table presents the grant dates, number of options and related exercise prices of awards granted to employees and non-employee directors, from January 1, 2013 through June 30, 2014, as well as the estimated fair value of the underlying common shares on the grant date.

Date of Issuance	Nature of Issuance	Number of Shares	Exercise Price Per Share	Per Share Estimated Fair Value of Common Stock	Per Share Weighted Average Estimated Fair Value of Options
March 4, 2013	Option grant	115,000	$10.34	$10.34	$4.55
December 20, 2013	Option grant	11,170,000	5.00	5.00	2.15

The estimated fair value per common share in the table above represents the determination by our board of directors of the fair value of our common shares as of the date of grant.

Due to the absence of an active market for our common shares, the fair value of our common shares for purposes of determining the exercise price for award grants was determined in good faith by our board of directors, with the assistance and upon the recommendation of management based on a number of market factors, including:

  •
  the illiquid nature of common shares in a private company;

  •
  our results of operations and financial position; and

  •
  the market performance of publicly traded companies comparable to us.

Stock-based compensation expense recognized for six months ended June 30, 2014 and 2013 was $1.8 million and $15.7 million, respectively. Stock-based compensation expense was $0.1 million for the Successor period from September 23, 2013 to December 31, 2013, $24.6 million for the Predecessor period from January 1, 2013 to September 22, 2013 and $11.6 million for the year ended December 31, 2012. Stock-based compensation expense for the year ended December 31, 2012 included $10.1 million related to the modification of vested options previously granted to our employees, which resulted from the payment of cash to holders of these options. The decision to pay such amounts was discretionary and made by our board of directors after the payment of a cash dividend to our stockholders.

Long-Lived Assets, Goodwill and Indefinite-Lived Intangible Assets

As a result of our acquisitions we have recorded goodwill and other identifiable finite and indefinite-lived acquired intangibles. The identification and valuation of these intangible assets at the time of acquisition require significant management judgment and estimates.

We review long-lived asset groups for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group might not be recoverable. If indicators of impairment are present, we evaluate the carrying value of property and equipment in relation to estimates of future undiscounted cash flows. As a result of our acquisitions we have recorded goodwill and other identifiable finite and indefinite-lived acquired intangibles. The identification and valuation of these intangible assets at the time of acquisition require significant management judgment and estimates. In connection with the acquisition of PRA by KKR on September 23, 2013, the purchases of ClinStar on February 28, 2013, and RPS on September 23, 2013, valuations were completed, and value was assigned to identifiable intangible assets, indefinite-lived intangible assets and goodwill, based on the purchase price of the transactions. The valuation for CRI Lifetree has not been completed; however, we have preliminary allocated values to certain intangibles.

We test goodwill for impairment on at least an annual basis by comparing the carrying value to the estimated fair value of our reporting units. On October 1, 2013, we reviewed goodwill for impairment and our analysis indicated that the fair value of goodwill exceeded the carrying value and, therefore, no impairment exists. Due to the limited amount of time between the valuation date and the impairment testing date there was a minimal difference between the fair value and carrying value of goodwill. The measure of goodwill impairment, if any, would include additional fair market value measurements, as if the reporting unit was newly acquired. This model utilizes a discounted cash flow analysis utilizing the expected future in-flows and out-flows of our business and an appropriate discount rate.

We test indefinite lived intangible assets, principally trade names, on at least an annual basis by comparing the fair value of the trade name to our carrying value. On October 1, 2013, we reviewed our indefinite lived intangible assets for impairment and our analysis indicated a fair value in excess of book value. This model utilizes a discounted cash flow analysis utilizing the expected future in-flows and out-flows of our business and an appropriate discount rate.

This process is inherently subjective and dependent upon the estimates and assumptions we make. In determining the expected future cash flows of our company, we assume that we will continue to enter into new contracts, execute the work on these contracts profitably, collect receivables from customers, and thus generate positive cash flows. In addition, our analysis could be impacted by future adverse change such as future declines in our operating results, a further significant slowdown in the worldwide economy or pharmaceutical and biotechnology industry or failure to meet the performance projections included in our forecast.

Fair Value Measurements

We record certain assets and liabilities at fair value. Fair value is defined as a price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy that prioritizes the inputs used to measure fair value is further described in Note 4 to our audited consolidated financial statements included in this prospectus.

Fair Value Measurements on a Recurring Basis

At June 30, 2014 and December 31, 2013, we used Level 3 inputs to measure liabilities totaling $3.3 million and $3.0 million, respectively. This liability relates to contingent consideration issued in connection with our acquisition of ClinStar. No other liabilities or assets are remeasured at fair value.

Inflation

Our long-term contracts, those in excess of one year, generally include an inflation or cost of living adjustment for the portion of the services to be performed beyond one year from the contract date. As a result, we expect that inflation generally will not have a material adverse effect on our operations or financial condition. Historically our projection of inflation contained within our contracts has not significantly impacted our operating income. Should inflation be in excess of the estimates within our contracts our operating margins would be negatively impacted if we were unable to negotiate contract modifications with our clients.

Potential Liability and Insurance

Our clients provide us with contractual indemnification for all of our service related contracts. In addition, we attempt to manage our risk of liability for personal injury or death to patients from administration of products under study through measures such as stringent operating procedures and insurance. We monitor our clinical trials in a manner designed to ensure compliance with government regulations and guidelines. We have adopted global standard operating procedures intended to satisfy regulatory requirements in the United States and in many foreign countries and serve as a tool for controlling and enhancing the quality of our clinical trials. We currently maintain professional liability insurance coverage with limits we believe are adequate and appropriate. If our insurance coverage is not adequate to cover actual claims, or if insurance coverage does not continue to be available on terms acceptable to us, our business, financial condition, and operating results could be materially harmed. Historically we have experienced infrequent and immaterial claims. Should a material claim arise that exceeds our insurance coverage levels, there would be a dollar for dollar impact to operating income for the amount in excess of our insurance coverage.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates, interest rates and other relevant market rate or price changes. In the ordinary course of business, we are exposed to various market risks, including changes in foreign currency exchange rates and interest rates, and we regularly evaluate our exposure to such changes. Our overall risk management strategy seeks to balance the magnitude of the exposure and the cost and availability of appropriate financial instruments.

Interest Rate Risk

We are subject to market risk associated with changes in interest rates. Our Senior Secured Term Loan Facility is subject to interest rates based on LIBOR, subject to a 1.0% LIBOR floor, plus an applicable margin of 3.5%. Our senior secured revolving credit facility is subject to interest rates based on LIBOR, plus an applicable margin of 4.00% per annum. At December 31, 2013, we had $887.8 million outstanding under our Senior Secured Term Loan Facility and $10.0 million outstanding under our Senior Secured Revolving Credit Facility subject to these variable interest rates. Each quarter percentage point increase in LIBOR above the libor floor would change our interest expense by approximately $2.2 million. In October 2013, we entered into an interest rate cap with an aggregate notional principal amount of $800.0 million. The interest rate cap is effective in September 23, 2014 and will be used to hedge the variable rate on our Senior Secured Credit Facility should LIBOR rise above 4.00%. In addition, we also entered into interest rate swap agreements with an aggregate notional principal amount of $620.0 million. The swaps will be used to hedge the variable rate on our Senior Secured Credit Facility and mature at various dates ranging from three to seven years.

Foreign Exchange Risk

Since we operate on a global basis, we are exposed to various foreign currency risks. First, our consolidated financial statements are denominated in U.S. dollars, but a significant portion of our revenue is generated in the local currency of our foreign subsidiaries. Accordingly, changes in exchange rates between the applicable foreign currency and the U.S. dollar will affect the translation of each foreign subsidiary's financial results into U.S. dollars for purposes of reporting consolidated financial results. A hypothetical change of 10% in average exchange rates used to translate all foreign currencies to U.S. dollars would have impacted income before income taxes by approximately $15.1 million for the year ended December 31, 2013. The process by which each foreign subsidiary's financial results are translated into U.S. dollars is as follows: income statement accounts are translated at average exchange rates for the period; balance sheet asset and liability accounts are translated at end of period exchange rates; and equity accounts are translated at historical exchange rates. Translation of the balance sheet in this manner affects the stockholders' equity account, referred to as the cumulative translation adjustment account. This account exists only in the foreign subsidiary's U.S. dollar balance sheet and is necessary to keep the foreign balance sheet stated in U.S. dollars in balance. To date such cumulative translation adjustments have not been material to our consolidated financial position.

In addition, two specific risks arise from the nature of the contracts we enter into with our clients, which from time to time are denominated in currencies different than the particular subsidiary's local currency. These risks are generally applicable only to a portion of the contracts executed by our foreign subsidiaries providing clinical services. The first risk occurs as revenue recognized for services rendered is denominated in a currency different from the currency in which the subsidiary's expenses are incurred. As a result, the subsidiary's earnings can be affected by fluctuations in exchange rates.

The second risk results from the passage of time between the invoicing of clients under these contracts and the ultimate collection of client payments against such invoices. Because the contract is denominated in a currency other than the subsidiary's local currency, we recognize a receivable at the time of invoicing for the local currency equivalent of the foreign currency invoice amount. Changes in exchange rates from the time the invoice is prepared until payment from the client is received will result in our receiving either more or less in local currency than the local currency equivalent of the invoice amount at the time the invoice was prepared and the receivable established. This difference is recognized by us as a foreign currency transaction gain or loss, as applicable, and is reported in other expense or income in our consolidated statements of operations. Historically, fluctuations in exchange rates from those in effect at the time contracts were executed have not had a material effect on our consolidated financial results.

Changes in Accounting Firm Relationships

We terminated PricewaterhouseCoopers LLP as our independent registered public accounting firm on September 23, 2013, and therefore the firm was not asked to report on our financial statements for the period from January 1, 2013 to September 22, 2013 and for the period from September 23, 2013 to December 31, 2013. Our board of directors approved our change in accountants. The reports of PricewaterhouseCoopers LLP on our financial statements for the fiscal years ended December 31, 2011 and 2012 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the fiscal years December 31, 2011 and 2012 and through September 23, 2013 there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused PricewaterhouseCoopers LLP to make reference thereto in their reports on our financial statements for such years.

We subsequently engaged Deloitte & Touche LLP as our independent registered public accounting firm in October 2013. Our audit committee of our board of directors approved this engagement. Prior to PricewaterhouseCoopers LLP's termination and prior to the appointment of Deloitte & Touche LLP, we did not consult with Deloitte & Touche LLP regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinion that might be rendered on our financial statements.

Dividend History

Dividends paid (including the related payments to holders of options) during the Successor 2013 period from September 23, 2013 to December 31, 2013 totaled $4.3 million and dividends paid during the Predecessor 2013 period from January 1, 2013 to September 22, 2013 totaled $127.3 million. Dividends paid during the year ended December 31, 2012 (including the related payments to holders of options) totaled $101.6 million. We have not declared or paid dividends during 2014.

 SELECTED HISTORICAL FINANCIAL DATA OF RPS

The following tables set forth RPS's selected historical financial data for the periods ended and as of the dates indicated. We are including RPS's selected historical financial data to allow for the comparison of the company's predecessor business to the company's successor business. The selected consolidated statements of operations data presented below for the period from January 1 through February 17, 2011 and the period from February 18, 2011 through December 31, 2011, and the fiscal year ended December 31, 2012, and the balance sheet data as of December 31, 2011 and 2012 have been derived from RPS's audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial information for the fiscal years ended and as of December 31, 2009 and 2010 have been derived from RPS's audited consolidated financial statements not included in this prospectus.

The selected historical condensed consolidated financial data presented below as of June 30, 2013 and for the six months ended June 30, 2012 and 2013 have been derived RPS's unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited historical financial data have been prepared on a basis consistent with RPS's audited consolidated financial statements. In the opinion of RPS management, such unaudited financial data contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such unaudited condensed consolidated financial data. RPS's historical operating results are not necessarily indicative of future operating results for this business in the Company's consolidated results, and the results of operations for interim periods presented are not necessarily indicative of the results to be expected for a full year or any future periods.

On December 27, 2010, ReSearch Pharmaceutical Services, Inc., or RPS, Inc., entered into an agreement and plan of merger with Roy RPS Holding Corp., or Roy, a Delaware corporation affiliated with Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, which we collectively refer to as Warburg Pincus, and RPS Merger Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of Roy. Prior to the consummation of the transactions contemplated by the merger agreement, RPS Parent Holding Corp., a Delaware corporation, was formed and acquired all of the issued and outstanding capital stock of Roy. On February 18, 2011, RPS Merger Sub, Inc. merged with and into RPS, Inc., with RPS, Inc. surviving the merger as a wholly-owned subsidiary of Roy. As a result in this section only, "Predecessor" refers to RPS, Inc. prior to the consummation of the merger on February 18, 2011 and "Successor" refers to RPS Parent Holding Corp. following the consummation of the merger on February 18, 2011.

You should read the following data together with the more detailed information contained in "Unaudited Pro Forma Consolidated Financial Statements," "Selected Historical Consolidated Financial Data of PRA," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and RPS's consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

						Six Months Ended June 30,
	Predecessor			Successor
	Year Ended December 31, 2009	Year Ended December 31, 2010	Period from January 1 through February 17, 2011	Period from February 18, 2011 through December 31, 2011	Year Ended December 31, 2012	2012	2013	12 Months Ended June 30, 2013
(In thousands)
Consolidated statement of operations data:
Revenue:
Service revenue	$200,472	$262,932	$47,194	$279,493	$427,092	$204,405	$224,004	$446,691
Reimbursement revenue	23,696	30,219	4,006	30,583	38,791	18,243	19,954	40,502

Total revenue	224,168	293,151	51,200	310,076	465,883	222,648	243,958	487,193
Operating expenses:
Direct costs	144,933	188,623	35,282	208,879	339,801	163,006	177,849	354,644
Reimbursable out-of-pocket costs	23,696	30,219	4,006	30,583	38,791	18,243	19,954	40,502
Selling, general and administrative expenses	44,798	54,761	9,399	57,282	74,411	35,200	38,236	77,447
Transaction costs	—	1,940	2,998	—	—	—	—	—
Depreciation and amortization	3,723	4,629	527	8,033	9,539	4,692	4,356	9,203

Income (loss) from operations	7,018	12,979	(1,012)	5,299	3,341	1,507	3,563	5,397
Interest expense, net	386	856	80	12,466	16,284	8,004	8,558	16,838
Other (income) expense, net	452	160	122	194	299	39	(107)	153

Loss (income) before provision for income taxes	6,180	11,963	(1,214)	(7,361)	(13,242)	(6,536)	(4,888)	(11,594)
Provision for (benefit) from income taxes	3,560	6,877	1,233	(1,947)	(4,753)	(2,346)	(2,580)	(4,987)

Net (loss) income	$2,620	$5,086	$(2,447)	$(5,414)	$(8,489)	$(4,190)	$(2,308)	$(6,607)

Cash flow data:
Net cash (used in) provided by operating activities	$(744)	$5,389	$(514)	$840	$(2,293)	$(7,949)	$(4,544)
Net cash used in investing activities	(3,615)	(6,640)	(713)	(216,791)	(4,769)	(2,576)	(1,008)
Net cash provided by financing activities	1,311	2,743	8,747	225,969	13,895	12,767	4,436
Other financial data:
RPS Adjusted EBITDA(1)	$11,338	$20,015	$2,702	$16,474	$24,656	$8,579	$11,670	$27,747

	Predecessor		Successor
	December 31,				June 30,
	2009	2010	2011	2012	2013
(In thousands)
Consolidated balance sheet data (at period end):
Cash and cash equivalents	$3,468	$4,695	$10,049	$16,903	$15,720
Accounts receivable, less allowance for doubtful accounts of $398 at December 31, 2009, $646 at December 31, 2010 and 2011, respectively, $826 at December 31, 2012 and $856 at June 30, 2013	54,517	61,978	68,864	93,254	96,098
Property and equipment, net	6,405	6,390	6,113	8,240	7,498
Total assets	96,261	107,617	333,965	355,338	353,924
Total debt	—	—	79,500	76,000	75,000
Shareholder notes	—	—	86,383	105,061	109,873
Total liabilities	49,955	58,223	233,185	261,952	262,593

(1)
RPS historically used RPS Adjusted EBITDA to facilitate operating performance comparisons from period to period. In addition, RPS believes that RPS Adjusted EBITDA facilitates company-to-company comparisons by backing out potential differences caused by variations in capital structures (affecting interest expense), taxation, and the age and book depreciation of property and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. RPS further believes that metrics such as RPS Adjusted EBITDA are frequently used by securities analysts, investors, and other interested parties in the evaluation of issuers, many of which present Adjusted EBITDA when reporting their results.

  RPS's Adjusted EBITDA is not a measurement of RPS's financial performance under GAAP and should not be considered as an alternative to net income or other performance measures derived in accordance with GAAP, or as an alternative to cash flow from operating activities as measures of RPS's liquidity. RPS Adjusted EBITDA has limitations as an analytical tool, and you should not consider this measure either in isolation or as a substitute for analyzing RPS's results as reported under GAAP. Some of these limitations are:

  •
  RPS Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  RPS Adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on debt;

  •
  RPS Adjusted EBITDA does not reflect tax expense or the cash requirements to pay taxes;

  •
  RPS Adjusted EBITDA does not reflect historical capital expenditures or future requirements for capital expenditures or contractual commitments;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and RPS Adjusted EBITDA does not reflect any cash requirements for such replacements; and

  •
  other companies in the industry may calculate their own adjusted EBITDA differently, limiting its usefulness as a comparative measure.

  Because of these limitations, RPS Adjusted EBITDA should not be considered as discretionary cash available to reinvest in the growth of the business or as a measure of cash that will be available to meet obligations.

  Set forth below is the reconciliation of RPS Adjusted EBITDA to net income (loss).

						Six Months Ended June 30,
				Successor
	Predecessor
				Period from February 18, 2011 through December 31, 2011
	Year Ended December 31, 2009	Year Ended December 31, 2010	Period from January 1 through February 17, 2011		Year Ended December 31, 2012	2012	2013	12 Months Ended June 30, 2013
(In thousands)
Net income (loss)	$2,620	$5,086	$(2,447)	$(5,414)	$(8,489)	$(4,190)	$(2,308)	$(6,607)
Depreciation and amortization	3,723	4,629	527	8,033	9,539	4,692	4,356	9,203
Interest expense, net	386	856	80	12,466	16,284	8,004	8,558	16,838
Provision for (benefit from) income taxes	3,560	6,877	1,233	(1,947)	(4,753)	(2,346)	(2,580)	(4,987)
Other expenses (income)	452	160	122	194	299	39	(107)	153
Stock-based compensation expense	597	467	190	413	474	216	247	505
Severance and restructuring charges(a)	—	—	—	1,186	10,052	1,125	2,672	11,599
Acquisition, transaction and integration costs(b)	—	1,940	2,997	4,540	—	—	—	—
Other one-time charges(c)	—	—	—	—	1,250	1,039	832	1,043

RPS Adjusted EBITDA	$11,338	$20,015	$2,702	$16,474	$24,656	$8,579	$11,670	$27,747

  (a)
  Severance and restructuring charges represent amounts incurred related primarily to the elimination of redundant positions within the organization.

  (b)
  Acquisition, transaction and integration costs represent amounts incurred related to the February 2011 acquisition of RPS.

  (c)
  Other one-time charges represent charges incurred that are not considered part of RPS's core operating results.

BUSINESS

Overview

We are one of the world's leading global contract research organizations, or CROs, by revenue, providing outsourced clinical development services to the biotechnology and pharmaceutical industries. We believe we are one of a select group of CROs with the expertise and capability to conduct clinical trials across all major therapeutic areas on a global basis. We have therapeutic expertise in areas that are among the largest in pharmaceutical development, including oncology, central nervous system, inflammation and infectious diseases. We believe we provide our clients with one of the most flexible clinical development service offerings, which includes both traditional, project-based Phase I through Phase IV services as well as embedded and functional outsourcing services. We believe we further differentiate ourselves from our competitors through our investments in medical informatics and clinical technologies designed to enhance efficiencies, improve study predictability and provide better transparency for our clients throughout their clinical development processes.

We are one of the largest CROs in the world by revenue, focused on executing clinical trials on a global basis. Our global clinical development platform includes more than 75 offices across North America, Europe, Asia, Latin America, South Africa, Australia and the Middle East and more than 10,000 employees worldwide. Since 2000, we have performed approximately 2,300 clinical trials worldwide, we have worked on more than 100 marketed drugs across several therapeutic areas and conducted the pivotal or supportive trials that led to FDA, or international regulatory approval, of more than 45 drugs. We are focused on further expansion into high growth, emerging markets, which is demonstrated by the formation of our 2012 joint venture with WuXi AppTec (Shanghai) Co. Ltd., or WuXi, a CRO managing clinical trials in Asia, and our 2013 acquisition of ClinStar, LLC, or ClinStar, a CRO managing clinical research trials in Eastern Europe.

We believe we are a leader in the transformation of the CRO engagement model via our flexible clinical development service offerings, which include embedded and functional outsourcing services in addition to traditional, project-based clinical trial services. In September 2013, we completed the acquisition of ReSearch Pharmaceutical Services, or RPS, a global CRO providing clinical development services primarily to large pharmaceutical companies, which provides a highly complementary fit with our historical focus on biotechnology and small- to mid-sized pharmaceutical companies. RPS, now known as our Strategic Solutions offerings, provides Embedded Solutions™ and functional outsourcing services in which our teams are fully integrated within the client's internal clinical development operations and are responsible for managing functions across the entire breadth of the client's drug development pipeline. We believe that our Strategic Solutions offerings represent an innovative alternative to the traditional, project-based approach and allow our clients to maintain greater control over their clinical development processes. Our flexible clinical development service offerings expand our addressable market beyond the traditional outsourced clinical development market to include the clinical development spending that biopharmaceutical companies historically have retained in-house.

Over the past 30 years, we have developed strong client relationships and have performed services for more than 300 biotechnology and pharmaceutical clients. In the first six months of 2014, we derived 20% of our service revenue from small- to mid-sized pharmaceutical companies, 26% of our service revenue from large biotechnology companies and 14% of our service revenue from emerging biotechnology companies. We believe that we have built a reputation as a strategic partner of choice for biotechnology and small- to mid-sized pharmaceutical companies as a result of our competitively differentiated platform and our long-term track record of serving these companies. We expect to benefit from growth in clinical development investment from these customers given the favorable capital raising environment in recent years. Our acquisition of RPS significantly expanded our relationships with large pharmaceutical companies, which represented 40% of our service revenue for the six months ended June 30, 2014 and include all of the top 20 largest pharmaceutical companies. We believe we are well positioned to broaden our relationships and pursue strategic alliances with these large pharmaceutical companies due to our global presence, broad therapeutic expertise and flexible clinical development service offerings.

CRO Industry

CROs provide drug development services, regulatory and scientific support, and infrastructure and staffing support to provide their clients with the flexibility to supplement their in-house capabilities or to provide a fully outsourced solution. The CRO industry has grown from providing limited clinical trial services in the 1970s to a full service industry characterized by broad relationships with clients and by service offerings that encompass the entire drug development process. Today, CROs provide a comprehensive range of clinical services, including protocol design and management and monitoring of Phase I through Phase IV clinical trials, data management, laboratory testing, medical and safety reviews and statistical analysis. In addition, CROs provide services that generate high quality and timely data in support of applications for regulatory approval of new drugs or reformulations of existing drugs as well as new and existing marketing claims. CROs leverage selected information technologies and procedures to efficiently capture, manage and analyze the large streams of data generated during a clinical trial.

Drug development processes

Discovering and developing new drugs is an expensive and time-consuming process and is highly regulated and monitored through approval processes that vary by region. Before a new prescription drug reaches commercialization, it must undergo extensive pre-clinical and clinical testing and regulatory review, to verify that the drug is safe and effective.

A drug is first tested in pre-clinical studies, which can take several years to complete. When a new molecule is synthesized or discovered, it is tested for therapeutic value using various animal and tissue models. If the drug warrants further development, additional studies are completed and an IND is submitted to the FDA. Once the IND becomes effective, the drug may proceed to the human clinical trial phase which generally consists of the following interrelated phases, which may overlap:

Stages of Clinical Development

Market trends

ISR estimated in the ISR 2014 Market Report that the size of the worldwide CRO market was approximately $22 billion in 2013 and will grow at an 8% CAGR to $32 billion over the next five years. This growth will be driven by an increase in the amount of research and development expenditure and levels of clinical development outsourcing by biopharmaceutical companies.

Increased R&D spending

ISR estimates in the ISR 2014 Market Report that R&D expenditures by biopharmaceutical companies was approximately $240 billion in 2013 and will grow at more than 2% per year over the next five years. Of this amount, approximately $99 billion was spent on development, including $70 billion on Phase I through IV clinical development. Growth drivers of R&D spending among biopharmaceutical companies include the need to replenish lost revenues resulting from the patent expirations of a large number of high-profile drugs in recent years and, a robust capital raising environment among biotechnology companies.

  •
  Patent Expirations—Since 2012 a significant bolus of branded drugs have lost patent protection which represents in aggregate an estimated $84 billion in revenue. This surge of patent expirations has resulted in the need for biopharmaceutical companies to increase their R&D expenditures to eventually fill this revenue void with new drug approvals.

  •
  Biotechnology Capital Raising—According to BioWorld, over $18 billion has been raised by biotechnology companies in the first six months of 2014. We believe these biotechnology companies primarily use the capital to fund clinical trials, and due to the general lack of existing infrastructure, these trials are often contracted to CROs. We expect the favorable capital raising environment will continue to be a source of strong growth for R&D spending.

The expected increase in R&D expenditures is supported by the recent increase in IND submissions, which will lead to higher clinical development spending as these compounds move through the drug development process. In 2013, the FDA received approximately 7,000 IND submissions, a 17% increase from the approximately 6,000 IND submissions in 2007.

Higher outsourcing penetration

ISR estimates in the ISR 2014 Market Report that approximately 31% of Phase I through IV of clinical development spend is outsourced to CROs, and the levels of penetration are expected to increase to approximately 43% by 2018. We believe this increase in outsourcing is due to several factors, including the need to maximize R&D productively, the increasing burden of clinical trial complexity the desire to pursue simultaneous registration in multiple countries, and strong growth in Phase II through Phase IV trials.

  •
  Maximizing Productivity and Reducing Cost—Productivity within the biopharmaceutical industry has declined over the past several years and the cost of developing a new drug, which is now estimated to be $1.2 billion per drug, has significantly increased. The combined impact of declining R&D productivity and increased development costs has translated into significant pressure on margins and short-term earnings for biopharmaceutical companies. We believe that the need for these companies to maximize productivity and lower costs will lead them to increasingly partner with CROs that can improve efficiency, and increase flexibility and speed across their clinical operations.

  •
  Increasing Clinical Trial Complexity — Over the last decade, the burden of clinical trial complexity has been increasingly difficult to manage due to requirements from regulatory authorities worldwide for greater amounts of clinical trial and safety data to support the approval of new drugs, and requirements for adherence to increasingly complex and diverse regulations and guidelines. In an effort to minimize potential risks, these regulatory agencies also typically require a greater amount of post-approval information and monitoring of drugs on the market. To balance the conflicting demands of a growing market with the need to control R&D expenses, biopharmaceutical companies partner with CROs that can provide services designed to generate high quality and timely data in support of regulatory approvals of new drugs or the reformulations of existing drugs as well as support of post-approval regulatory requirements.

  •
  Simultaneous Multi-Country Registration — Given their desire to maximize efficiency and global market penetration to achieve higher potential returns on their R&D expenditures, biopharmaceutical companies are increasingly pursuing simultaneous, rather than sequential, regulatory new drug submissions and approvals in multiple countries. However, most biotechnology and small- to mid-sized pharmaceutical companies do not possess the capability or capacity to simultaneously conduct large-scale clinical trials in more than one country. In addition, establishing and maintaining internal global infrastructure to pursue multiple regulatory approvals in different therapeutic categories and jurisdictions can be costly.

  •
  Growth in Phase II through Phase IV Trials — Biopharmaceutical companies are also devoting an increasing amount of resources to Phase II through IV trials. According to clinicaltrials.gov, there were approximately 7,200 Phase II through IV of known status submitted in 2013, an increase of 10% when compared with the approximately 6,500 that were submitted in 2010. Complex late-stage trials, especially those in which sponsors seek to recruit patients with specific conditions on a global basis, are ideally suited for outsourcing to the select group of global CROs with expertise to execute these studies and access to industry leading investigators and trial sites globally. We believe the increase in the quantity and complexity of clinical trials exceeds the capacity and expertise of many biopharmaceutical companies, and is causing them to increasingly seek outsourced solutions.

Our Competitive Strengths

Global CRO platform

We are one of the largest CROs in the world by revenue focused on executing clinical trials on a global basis. Our global clinical development platform includes more than 75 offices across North America, Europe, Asia, Latin America, South Africa, Australia and the Middle East and more than 10,000 employees worldwide. We are dedicated to the seamless execution of integrated clinical trials on multiple continents concurrently. We believe our global presence and scale are important differentiators as biopharmaceutical companies are increasingly focused on greater patient access for increasingly complex clinical trials and gaining regulatory approval for new products in multiple jurisdictions simultaneously. Our acquisition of ClinStar and our joint venture with WuXi are the most recent examples of our continued dedication to enhancing our global scale.

Broad and flexible service offering

We believe that we are one of a select group of CROs capable of providing both traditional, project-based CRO services as well as embedded and functional outsourcing services. Our broad and flexible service offering allows us to meet the clinical research needs of a wide range of clients, from small biotechnology companies to large pharmaceutical companies. Through more than 30 years of experience, we have developed significant expertise executing complex drug development projects that span Phase I through Phase IV clinical trials. We offer these traditional, project-based CRO services through our Product Registration Services, where we have gained the reputation as a strategic partner of choice to biotechnology and small- to mid-sized pharmaceutical companies. Our Strategic Solutions offerings primarily cater to the needs of large pharmaceutical companies that seek to maintain greater control over their clinical trial processes.

Therapeutic expertise in large segments of drug development

Our therapeutic expertise encompasses areas that are among the largest in pharmaceutical development, including oncology, central nervous system, inflammation and infectious diseases. We have participated in more than 950 clinical trials in these key areas since 2005, accounting for a substantial majority of our total clinical trials during this period. We employ drug development experts with extensive experience across numerous therapeutic areas in preparing development plans, establishing study and protocol designs, identifying investigative sites and patients and submitting regulatory filings. Our staff is highly experienced and includes approximately 350 Ph.Ds, 300 medical doctors and 140 doctors of pharmacy worldwide.

Innovative approach to clinical trials using medical informatics

We are committed to being an industry leader in developing global, scalable and sustainable solutions for our clients. We aim to continuously improve our systems and processes by investing in medical informatics, technology, analytics and IT infrastructure. Our information delivery system enables rapid, web-based delivery of clinical trial data to clients and project teams. We believe our proprietary analysis and application of this data are key differentiators and allow us to identify more productive investigative sites and speed up overall patient enrollment, thereby decreasing drug development timelines. We have invested in and acquired large databases of aggregated patient medical data, which we refer to as medical informatics, to better understand patient distribution and location. Specifically, we have acquired data sources that give us significant amounts of information about patient populations within the United States to enhance enrollment, including medical claims data, hospital master charge data, pharmacy data, laboratory data and payor data. Capitalizing on our investments in medical informatics, we have the capability to identify potential patient populations by location, diagnostic code, treating physician, medications, date diagnosed, last treatment and other relevant metrics. Our medical informatics suite includes physician, hospital and pharmacy databases that cover more than 280 million patient lives and approximately 10 billion patient and pharmacy claims in the United States.

Diversified and attractive client base

Over the past 30 years, we have performed services for more than 300 biotechnology and pharmaceutical clients. We believe we are one of a select group of global, large scale CROs with a long-term track record serving biotechnology and small- to mid-sized pharmaceutical companies, and we believe that these companies represent an attractive growth opportunity. In the first six months of 2014, we derived 20% of our service revenue from small- to mid-sized pharmaceutical companies, 26% of our service revenue from large biotechnology companies and 14% of our service revenue from emerging biotechnology companies. Going forward, we believe that we will benefit from growth in clinical development investment from these customers that has resulted from the active capital raising environment over the past several years. In addition, our acquisition of RPS significantly expanded our relationships and positioned us to pursue strategic alliances with large pharmaceutical companies, which currently include all of the top 20 largest pharmaceutical companies. Our client relationships are also broad and diversified, and in the first six months of 2014 our top 10 clients represented 60% of service revenue, with our largest client representing 8% of service revenue and our largest single study accounting for approximately 4% of our service revenue.

Innovative management team

We are led by a dedicated and experienced executive management team that has an average of 20 years of experience across the global clinical research, pharmaceutical and life sciences industries. This team has been responsible for building our global platform, developing our advanced IT-enabled infrastructure and realizing our significant growth in revenue and earnings over the past five years. In addition, this team has been responsible for successfully integrating the RPS, CRI Lifetree and ClinStar acquisitions as well as structuring and successfully executing our WuXi joint venture.

Our Growth Strategy

Leverage our strong market position within the biotechnology and small- to mid-sized pharmaceutical market

We believe our long-term track record serving biotechnology and small- to mid-sized pharmaceutical companies has resulted in our earning a reputation as a strategic partner of choice for these companies. We believe that biotechnology and small- to mid-sized pharmaceutical companies rely on full service CROs to deliver fast, effective and thorough support throughout the clinical development and regulatory processes, as these companies generally lack a global clinical development infrastructure. We intend to leverage our strong relationships with biotechnology and small- to mid-sized pharmaceutical companies to capture additional business from these companies. In particular we believe the CRO strategic alliances that have become prevalent with large pharmaceutical companies over the past several years will increasingly be utilized by biotechnology and small- to mid-sized pharmaceutical companies. We believe we are well positioned to take advantage of these opportunities given the depth of our relationships and our proven track record serving these customers.

Build deeper and broader relationships with large pharmaceutical companies

Large pharmaceutical companies have increasingly focused on partnering with multi national CROs that offer a wide array of global therapeutic and service capabilities. We have invested significantly in our global scale and infrastructure over the past several years to enhance our status as a service provider for these companies. Our acquisition of RPS significantly increased the depth of our relationships with large pharmaceutical companies. We intend to expand our relationships beyond the Embedded Solutions provided through our Strategic Solutions offering to include traditional, project-based clinical trial services.

Expand our leading therapeutic expertise in existing and new areas

We believe that our therapeutic expertise in all clinical phases of drug development is critical to the proper design and management of clinical trials and we intend to continue to capitalize on our strong market positions in several large therapeutic categories. We have established and will continue to refine our scientific and therapeutic business development initiatives, which link our organization to key clinical opinion leaders and medical informatics data to more effectively leverage therapeutic expertise throughout our client engagement. Specifically, we believe that oncology, central nervous system, inflammation and infectious diseases, which together represent the majority of all drug candidates currently in clinical development by biotechnology and pharmaceutical companies, will be significant drivers of our growth. In the area of oncology, we believe that the growth of targeted therapies, companion diagnostics and personalized medicine will continue to drive drug development. With the aging demographics we believe we will see significant growth in the area of dementia and Alzheimer's research and drug development, which is complemented by our specialty and focus in neurology. Additionally, we believe that development of niche therapeutic drugs (orphan drugs) will see considerable growth moving forward and we have a dedicated staff focused on the design and conduct of trials for these drugs.

Continue to realize financial synergies and strategic benefits from recent acquisitions

We believe we will continue to realize financial synergies and strategic benefits from the acquisitions we have completed over the past two years, resulting in additional revenue growth and margin improvements. We have substantially completed the operational integration of these acquisitions, and are in the process of executing our strategy to eliminate redundancies in corporate and overhead functions and achieve cost efficiencies resulting from the scale of the combined business. We believe that our strategic acquisitions are complementary to our customer base and expect to generate incremental revenue growth by cross-selling our full set of services to our existing and new customers, thereby expanding the scope of our customer relationships and generating additional revenue.

Pursue selective and complementary acquisition strategy

We are a selectively acquisitive company, focused on growing our core service offerings, therapeutic capabilities and geographic reach into areas of high market growth. We have acquired 16 companies since 1997 and have established programs to help us identify acquisition targets and integrate them successfully. Our acquisition strategy is driven by our comprehensive commitment to serve client needs and we are continuously assessing the market for potential opportunities.

Service Offerings

We perform a broad array of services across the spectrum of clinical development programs, from the filing of INDs and similar regulatory applications to conducting all phases of clinical trials. Our core service offerings include:

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  Product Registration Services, which includes Phase IIb through III product registration trials and Phase IV trials, inclusive of post-marketing commitments and registries;

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  Strategic Solutions, which provides Embedded Solutions and functional outsourcing services, in which our teams are fully integrated within the client's internal clinical development operations and responsible for managing functions across the entire breadth of the client's drug development pipeline; and

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  Early Development Services, which includes Phase I through Phase IIa clinical trials and bioanalytical laboratory services.

We provide many back office services to clients as well, including processing the payments to investigators and volunteers. We also collaborate with third party vendors for services such as imaging, central lab and patient recruitment services.

Product Registration Services

Product Registration Services encompasses the design, management and implementation of study protocols for Phase II through Phase III clinical trials, which are the critical building blocks of product development programs, as well as Phase IV, or post-approval, clinical trials. We have extensive resources and expertise to design and conduct studies on a global basis, develop integrated global product databases, collect and analyze trial data and prepare and submit regulatory submissions in the United States, Europe and other jurisdictions. A typical full-scale program or project may involve the following components:

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  clinical program development, review and consultation and lifecycle management planning;

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  design of the clinical protocol and electronic case report forms, or CRFs;

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  feasibility studies for investigator interest and patient access and availability;

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  patient recruitment and retention services;

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  project management;

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  investigator and site analysis for selection and qualification;

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  investigator handbook and meetings;

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  investigational site support and clinical monitoring;

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  data management;

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  patient medical and safety management;

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  analysis and reporting;

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  medical and scientific publications; and

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  preparation of regulatory filings.

As described below, we offer a suite of product registration services to our clients to address the several components involved in conducting a full-scale program or project.

Clinical Trial Management — Our clinical trial management services, used by biotechnology and pharmaceutical clients, may be performed exclusively by us or in collaboration with the client's internal staff or other CROs. With our broad clinical trial management capabilities, we conduct single site studies, multi-site U.S. and international studies and global studies on multiple continents. Through our electronic trial master file, we can create, collect, store, edit and retrieve any electronic document in any of our office locations worldwide, enabling our global project teams to work together efficiently regardless of where they are physically located and allowing seamless transfer of work to a more efficient locale.

Project Management — Our project management group manages the development process, setting specific targets and utilizing various metrics to ensure that a project moves forward in the right trajectory, resources are used optimally and client satisfaction is met. This group also oversees the implementation of a work breakdown structure, communication plan, and a risk and contingency program for each study. We believe that the management structure of our service delivery model sets us apart in the industry. Each individual project is assigned a director of project delivery and key strategic accounts are also assigned a general partner. As a member of the senior management team, the general partner works with the director of project delivery, the project management group and client representatives to ensure the highest level of client satisfaction. With more than 250 project directors and project managers, we match our project management personnel to projects based on experience and study specific parameters.

Regulatory Affairs — Our team of global regulatory professionals has extensive experience working with biotechnology and pharmaceutical companies and regulatory authorities worldwide. Our regulatory affairs group is comprised of an internal network of local regulatory experts who are native speakers in countries across North America, Latin America, Western and Eastern Europe, Africa and Asia Pacific. Regulatory team members and local regulatory experts act as clients' representatives for submissions and direct communications with regulatory authorities in all regions. The group's regulatory expertise enables rapid study start-up and facilitates competitive product development plans and effective submission strategies.

Therapeutic Expertise — Our therapeutic expertise group provides scientific and medical expertise and patient access and retention services worldwide across a broad range of therapeutic areas. Our broad experience throughout various therapeutic areas allows us to offer a more complete global service offering to our clients. Our diverse therapeutic expertise group leverages best-in-class data assets to assist our clients with the design and implementation of entire clinical development programs and our current and potential clients increasingly seek partners who can provide these capabilities. We provide clients with therapeutic expertise in the design and implementation of high-quality product development programs and help them achieve key development milestones in a cost and time effective manner. Our therapeutic expertise is used by both emerging biotechnology companies that lack clinical development infrastructure and pharmaceutical companies that have limited internal medical resources or are exploring new therapeutic areas.

Clinical Operations — Our clinical operations group provides clients with a full set of study site management and monitoring services in nearly 80 countries worldwide, through our highly experienced team of clinical research associates and specialists. This experience includes knowledge of local regulations, medical practices, safety and individual therapeutic areas. We provide our clients with fully trained and locally based clinical teams led by experienced clinical team managers that initiate site start-up, monitor activities and review data. Based in the Americas, Europe, Asia Pacific and Africa, these teams work from a strategic foundation that combines reliance on proven, consistent processes with the flexibility to adapt innovative ideas and technologies. Given our expertise executing clinical trials around the world we are positioned to meet our clients' diverse needs and expectations. Our study start-up services group, a unit within clinical operations, manages the key components of rapid site activation and investigational site set-up for clinical trials by utilizing our global and region specific expertise.

Data and Programming Services — Our global data and programming services group offers an innovative suite of technologies that gather and organize clinical trial data. We employ industry leading electronic data capture technologies and innovative delivery systems to produce high quality and standardized data and reports. We focus on evaluating a client's needs, presenting optimal solutions for each trial and implementing the chosen solution effectively during project execution. To support these goals, we have built group of technological experts in drug research that has a strong foundation in data management fundamentals and core programming abilities.

Safety and Risk Management — Our dedicated safety and risk management group helps clients design, implement and operationalize the proper safety procedures from development through to post-marketing, allowing for clear assessment and the communication of patient safety profiles. We have centralized drug safety centers in Mannheim, Germany; Swansea, United Kingdom; Charlottesville, Virginia, United States (with a satellite center in Lenexa, Kansas); São Paulo, Brazil; and Singapore. Centers are staffed with experienced drug safety associates. These associates are responsible for integrating an effective risk minimization strategy for a drug product and generating useable information through ongoing risk evaluation. Our safety and risk management team provides risk mitigation strategies for our clients at all stages of the drug development cycle along with core signal detection capabilities.

Biostatistics and Medical Writing — Our global biostatistics and medical writing operations integrate our biostatistics, medical writing, pharmacokinetics and regulatory publishing groups. With a staff of industry experienced and therapeutically trained biostatisticians and medical writers, we offer clients expertise in statistical analysis, data pooling and regulatory reporting. This global team provides specialist consulting expertise and support to clients from the first stage of protocol design through post-marketing surveillance and Phase IV studies. For publishing, we use a specialized electronic system that enables us to seamlessly assemble, manage and publish complex documents in compliance with applicable regulatory guidelines.

Quality Assurance Services — Our global quality assurance group is staffed by a team of experienced professionals in the Americas, Europe and Asia Pacific. Our quality assurance department is entirely separate from and independent of the personnel engaged in the direction and conduct of clinical trials. The objective of the quality assurance group is the global promotion of ongoing quality awareness and continuous improvement of our processes. This group serves these efforts by performing audits on the processes and systems used in the management of clinical trials to ensure compliance with study protocol and applicable regulatory requirements. This group has performed audits for a wide range of medical indications and in all phases of clinical trials across the globe.

Late Phase Services — Our global late phase services group supports global and regional post-approval trials with management locations centralized in Pennsylvania, Germany and Singapore. Our experienced late-phase services team assists clients with the post-marketing process by helping identify trends and signals in large populations as well as planning and conducting safety surveillance studies, large-sample trials, registries, restricted access programs, risk management programs, diagnostic trials and biomarker research. The team consists of industry leading strategic experts, operational specialists and epidemiologists who work with clients to identify post-marketing research objectives and goals and translate them into comprehensive study designs.

Strategic Solutions

Our Strategic Solutions offerings enable biotechnology and pharmaceutical companies to execute their internally-managed development portfolio with greater flexibility and to leverage their existing infrastructure to minimize redundancy. These offerings provide a broad spectrum of solutions that allow for the efficient management and execution of critical clinical development functions for pharmaceutical clients. These services are embedded or integrated within the client's internal clinical development operations to support the entire breadth of the client's drug development pipeline. By embedding our employees within our clients' infrastructure, we create a strategic and interdependent relationship that allows us to anticipate our clients' clinical trial demands and efficiently deploy our skilled clinical professionals to meet our clients' needs. Clinical functions supported by this service offering include study start-up activities, site monitoring, study management, data management, biostatistics, regulatory and product safety. We focus our solutions primarily on our clients' Phase II through Phase IV development programs. While traditional, project-based CRO offerings target the outsourced component of biopharmaceutical industry spending, our Strategic Solutions offerings address the total Phase II through IV development market. We pioneered the embedded services model described below, and have extensive experience helping customers re-align their operating model to more efficiently manage their development portfolio with greater flexibility and control.

Our Strategic Solutions offerings include:

Embedded Solutions — We believe we are the only company in the industry to offer a strategically scalable, fully-embedded clinical development solution. Our Embedded Solutions model is designed to merge clinical operations expertise, management, infrastructure and support to create a flexible and integrated operating model. The goal of our Embedded Solutions model is to enable our client's internally-managed development processes to be executed with greater flexibility. These solutions can be further enhanced by leveraging our systems and technology as required. In our Embedded Solutions model, we typically work with our partners to assist in redesigning existing systems and processes to drive greater efficiency, speed and quality and to implement innovative approaches and enhanced technology. We employ a strong joint governance structure and robust metrics to measure and ensure strong quality, cycle time, productivity and service-level performance.

Functional Services Provider Solutions — Our functional services provider, or FSP, offering provides dedicated capacity management within a single operating platform and within one function or across multiple functions and geographies. While the customer provides direction and functional management, we provide resources and line management, training and support. We also utilize business level metrics to help ensure that staff are deployed with the relevant experience and are producing consistent, repeatable results.

Staff Augmentation Solutions — Our staff augmentation solutions offering provides customers with the ability to address their dynamic staffing needs by supplying access to resources qualified to meet their clinical development needs. This allows clients to maintain flexibility while also reducing fixed costs. In order to rapidly attract and recruit qualified employees for these situations, we have assembled what we believe is the largest team in the industry focused on personnel recruitment. These individual professionals are hired as our employees and managed by our teams, eliminating co-employment related issues. The customer has the ability to define the resources required according to the therapeutic- and disease-specific experience required. These resources can be on site at the customer's facility, at our offices, or regionally based.

Custom-Built Development Solutions — Our custom-built development solutions are designed to offer people, process, systems and development expertise that enable the efficient internal development of a company's product portfolio with greater control and flexibility, accelerated development timelines and substantially reduced costs. With the client's core leadership in control, we help to build the development team our clients need, while enabling them to maintain the flexibility to be nimble during the development lifecycle.

Commercialization Services — Through our commercialization services offering, we assist our clients in addressing the challenge of commercializing products. We do this by deploying professionals who are knowledgeable in launch preparation and product lifecycle management. We assist customers in managing the product lifecycle by working with them to create concise messaging, engage thought leadership and health care providers, generate consumer enthusiasm for the product, and prepare for post-marketing commitments. Our commercialization services offering utilizes our flexible service model and, as such, can be delivered as an Embedded Solution, through our functional service provider model, or through staff augmentation.

Early Development Services

Our Early Development Services business unit, or EDS, offers a full range of services for Phase I and Phase IIa studies as well as bioanalytical analysis. We have conducted studies for major pharmaceutical companies in Europe, the United States and Japan, as well as for many smaller and emerging biotechnology companies. We have also built direct relationships with a large base of available subjects, including healthy volunteers and patient populations with specific medical conditions.

Our December 2013 acquisition of CRI Lifetree significantly expanded our Phase I to Phase II services. CRI Lifetree is a specialized CRO focused on the conduct and design of early stage patient population studies, and is therapeutically focused in human abuse liability, or HAL, addiction, pain, psychiatric, neurological, pediatric and infectious disease services. CRI Lifetree is one of the largest providers of patient population for Phase I and confined Phase II to Phase III services in the United States, and is one of only a few CROs in the world which has the ability to design and conduct HAL studies, a regulatory-required study for central nervous system compounds. We believe this acquisition enables us to provide our clients with a full range of Phase I to Phase II clinical research services in specialized patient populations for both inpatient and outpatient settings.

EDS also supports a variety of additional services, ranging from protocol development to data management and pharmacy services, including manufacturing of investigational medicinal products. Our state-of-the-art laboratories provide pharmacokinetics, the branch of pharmacology concerned with the movement of drugs within the body, and pharmacodynamics, the branch of pharmacology concerned with the effects of drugs and the mechanism of their action analyses, including biomarkers, as needed. Our safety laboratory supports our own clinics and also acts as a central lab for medium sized Phase II trials. We also provide clinical study reports, statistical analysis, medical writing and regulatory support.

We focus on high-end Phase I studies and specialize in more complex types of studies in which safety, intelligent design, and a wide range of pharmacodynamics assessments are critical factors. We believe our Phase I team is a leader in new developments such as microdosing studies, pain models, HAL studies and multi purpose protocols with adaptive designs. We have developed extensive methodologies enabling us to conduct studies with pharmacokinetics and/or pharmacodynamics objectives.

We have more than 1,100 early development specialists working in nine clinical pharmacology units located across seven different countries, including the United States, the Netherlands and countries in Central and Eastern Europe. We are equipped with the technologies and infrastructure for high-quality, efficient studies on a wide range of drugs and indications. Over the past five years we have conducted more than 600 high-level, complex early development clinical trials and more than 1,500 bioanalytical studies.

Phase I through IIa Studies — For in-house Phase I studies, we offer approximately 500 beds worldwide and accommodate volunteers in our state-of-the-art clinical pharmacology, units some of which are hospital based. At these centers, volunteers are under constant medical supervision by a team of highly experienced medical professionals. We have an active pool of more than 60,000 study participants (both healthy volunteers and various specific patient populations).

In addition to in-house studies, we use an innovative "unit-on-demand" business model that brings a Phase I center to patients. This model establishes a Phase I study environment in central medical facilities that specialize in the treatment of the target patient population. Physicians can recruit high volumes of patients using extensive networks of referring specialists and general practitioners. The studies occur in single center and multi-national settings. We have also built an extensive patient network and database in areas including depression, schizophrenia, diabetes and hepatitis C. In addition to conducting Phase I and IIa studies in subjects, these sites act as investigative sites in Phase IIb and III trials.

We also offer full pharmacy capabilities and we operate a manufacturing site that complies with applicable current Good Manufacturing Practice regulations and is designed for fast and flexible manufacturing of small batches of investigational medicinal product for studies. In addition, dedicated data management professionals who can process clinical data into specific deliverables are integrated in each clinical pharmacology unit.

Since a large proportion of drug compounds do not succeed in Phase I, we utilize IND trials that include "microdose" or "low-dose" studies to screen multiple candidates at an early stage and minimize the number of failing clinical product candidates. We have been closely involved in the field of microdose studies over the past ten years and have conducted more than 35 microdose studies.

Bioanalytical Laboratory — We offer clients two state-of-the-art bioanalytical laboratories located in Assen, the Netherlands, and Lenexa, Kansas, United States. These bioanalytical laboratories have been harmonized with respect to standard operating procedures, work instructions and equipment. This provides a high level of consistency, continuity and efficiency. It also provides our clients with the ability to run studies in either laboratory, depending on the requirements of the study, and ensures that they will receive the same high level of service. Both bioanalytical laboratories are located within close proximity to their respective Phase I clinical pharmacology unit, ensuring rapid sample processing for critical dose escalation decision making involving pharmacokinetic assays. Both facilities include laboratories for mass spectrometry and ultra-performance liquid chromatography, typically applied to small molecule analysis. For large molecules, such as biologicals and biomarkers, our laboratories operate a wide variety of specialized assays, including ligand binding assays with a variety of detection methodologies and immunogenicity. In our fully licensed isotope laboratory, bioanalytical support is provided for mass balance and microdosing studies. The laboratories, combined with expert and highly educated staff, provide a full range of analytical services throughout the development process.

Clients and Suppliers

We serve a wide range of client types, including biotechnology and pharmaceutical companies. We have developed numerous strategic relationships in the last five years. In the first six months of 2014, we derived 40% of our service revenue from large pharmaceutical companies, 20% of our service revenue from small- to mid-sized pharmaceutical companies, 26% of our service revenue from large biotechnology companies and 14% of our service revenue from emerging biotechnology companies. In 2013, our top five clients represented approximately 30% of service revenue; this revenue was derived from a combination of fixed-fee contracts, fee-for-service contracts and time and materials contracts. No client or individual project accounted for 10% or more of service revenue for the year ended December 31, 2013. For the six months ended June 30, 2014, our top five clients represented approximately 37% of service revenue; this revenue was derived from a combination of fixed-fee contracts, fee-for-service contracts and time and materials contracts. No client or individual project accounted for 10% or more of service revenue for the six months ended June 30, 2014.

We utilize a number of suppliers in our business, including central laboratory services, drug storage and shipping, foreign language translation services and information technology. In 2013, our largest individual supplier was paid $29.1 million. In addition, our top 10 suppliers together received payments during 2013 of approximately $82.1 million. We believe that we will continue to be able to meet our current and future supply needs.

Sales and Marketing

We have a proven sales team with the ability to build relationships with new clients and to grow within existing clients. Critical to our sales process is the involvement of our operations and global scientific and medical affairs teams who contribute their knowledge to project implementation strategies presented in client proposals. These teams also work closely with the sales team to build long-term relationships with biotechnology and pharmaceutical companies. Our therapeutic expertise team supports the sales effort by developing robust service offerings in its core therapeutic areas, which link our organization to key clinical opinion leaders, global investigator networks and best-in-class vendors. We rely heavily on our past project performance, qualified teams, medical informatics data and therapeutic expertise in winning new business.

Our approach to proposal development, led by seasoned proposal developers in conjunction with insight from our drug development experts, allows us to submit proposals that address client requirements in a creative and tailored manner. Proposal teams conduct research on competing drugs and conduct feasibility studies among potential investigators to assess their interest and patient availability for proposals and presentations. Our proprietary, automated estimation system allows for rapid and accurate creation of project budgets, which forms the initial basis for business management of budgets subsequent to award of the study.

Competition

We compete primarily with other full-service CROs and in-house research and development departments of pharmaceutical and established biotech companies. Our principal traditional CRO competitors are Covance Inc., ICON plc, INC Research, Inc., PAREXEL International Corporation, Pharmaceutical Product Development LLC, Quintiles Transnational Corp. and inVentiv Health Inc.

CROs compete on the basis of a number of factors, including reliability, past performance, expertise and experience in specific therapeutic areas, scope of service offerings, strengths in various geographic markets, technological capabilities, ability to manage large scale global clinical trials, and price.

The CRO industry remains fragmented, with several hundred smaller, limited service providers and a small number of full-service companies with global capabilities. We believe there are significant barriers to becoming a global provider offering a broad range of services and products. These barriers include:

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  the cost and experience necessary to develop broad therapeutic expertise;

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  the ability to manage large, complex international clinical programs;

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  the ability to deliver high-quality services consistently for large drug development projects;

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  the experience to prepare regulatory submissions on a global basis; and

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  the infrastructure and knowledge to respond to the global needs of clients.

Backlog

Our studies and projects are performed over varying durations, ranging from several months to several years. Backlog represents anticipated service revenue from contracted new business awards that either have not started or are in process but have not been completed. Cancelled contracts and scope reductions are removed from backlog as they occur. Our backlog at June 30, 2014, December 31, 2013 and 2012 was approximately $2.0 billion, $1.9 billion and $1.4 billion, respectively. Cancellations totaled $123.3 million, $223.3 million and $294.3 million for the six months ended June 30, 2014 and the years ended December 31, 2013 and 2012, respectively.

We believe our backlog as of any date is not necessarily a meaningful indicator of our future results for a variety of reasons. First, studies vary in duration. For instance, some studies that are included in our backlog may be completed in 2014, while others may be completed in later years. Second, the scope of studies may change, which may either increase or decrease the amount of backlog. Third, studies may be terminated or delayed at any time by the client or regulatory authorities. Delayed contracts remain in our backlog until a determination of whether to continue, modify or cancel the study is made.

We had $723.2 million in net new business awards in the six months ended June 30, 2014 and were awarded $774.3 million in net new business awards for the year ended 2013. Net new business represents new business awards less cancellations for the period.

For more details regarding risks related to our backlog, see "Risk Factors — Our backlog may not convert to service revenue at the historical conversion rate."

Intellectual Property

We do not own any patent registrations, applications, or licenses. We do maintain and protect trade secrets, know-how and other proprietary information regarding many of our business processes and related systems. We also hold various federal trademark registrations and pending applications, including PRA Health Sciences® (including a design) PRA® (including a design) and PRA International®.

Government Regulation

In the United States, FDA governs the conduct of clinical trials of drug products in human subjects, the form and content of regulatory applications, including, but not limited to, IND applications for human clinical testing and the development, approval, manufacture, safety, labeling, storage, record keeping, and marketing of drug products. FDA has similar authority and similar requirements with respect to the clinical testing of biological products and medical devices. In the European Union, similar laws and regulations apply which may vary slightly from one member state to another and are enforced by the European Medicines Agency or respective national member states' authorities, depending on the case.

Governmental regulation directly affects our business. Increased regulation leads to more complex clinical trials and an increase in potential business for us. Conversely, a relaxation in the scope of regulatory requirements, such as the introduction of simplified marketing applications for pharmaceutical and biological products, could decrease the business opportunities available to us.

In the United States, we must perform our clinical drug and biologic services in compliance with applicable laws, rules and regulations, including GCP, which govern, among other things, the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials. Before a human clinical trial may begin, the manufacturer or sponsor of the clinical product candidate must file an IND with FDA, which contains, among other things, the results of preclinical tests, manufacturer information, and other analytical data. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development. Each clinical trial must be conducted in accordance with an effective IND. In addition, under GCP, each human clinical trial we conduct is subject to the oversight of an IRB, which is an independent committee that has the regulatory authority to review, approve and monitor a clinical trial for which the IRB has responsibility. FDA, the IRB, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the study subjects are being exposed to an unacceptable health risk. In the European Union, we must perform our clinical drug services in compliance with essentially similar laws and regulations.

In order to comply with GCP and other regulations, we must, among other things:

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  comply with specific requirements governing the selection of qualified investigators;

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  obtain specific written commitments from the investigators;

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  obtain IRB review and approval of the clinical trial;

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  verify that appropriate patient informed consent is obtained before the patient participates in a clinical trial;

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  ensure adverse drug reactions resulting from the administration of a drug or biologic during a clinical trial are medically evaluated and reported in a timely manner;

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  monitor the validity and accuracy of data;

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  verify drug or biologic accountability;

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  instruct investigators and study staff to maintain records and reports; and

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  permit appropriate governmental authorities access to data for review.

We must also maintain reports in compliance with applicable regulatory requirements for each study for auditing by the client and FDA or similar regulatory authorities.

A failure to comply with applicable regulations relating to the conduct of clinical trials or the preparation of marketing applications could lead to a variety of sanctions. For example, violations of GCP could result, depending on the nature of the violation and the type of product involved, in the issuance of a warning letter, suspension or termination of a clinical study, refusal of FDA to approve clinical trial or marketing applications or withdrawal of such applications, injunction, seizure of investigational products, civil penalties, criminal prosecutions, or debarment from assisting in the submission of new drug applications.

We monitor our clinical trials to test for compliance with applicable laws and regulations in the United States and the non-U.S. jurisdictions in which we operate. We have adopted standard operating procedures that are designed to satisfy regulatory requirements and serve as a mechanism for controlling and enhancing the quality of our clinical trials. In the United States, our procedures were developed to ensure compliance with GCP and associated guidelines. Within Europe, all work is carried out in accordance with the European Community Note for Guidance, "Good Clinical Practice" (CPMP/ICH/135/95). In order to facilitate global clinical trials, we have implemented common standard operating procedures across our regions to assure consistency whenever feasible.

The Standards for Privacy of Individually Identifiable Health Information, or the Privacy Rule, and the Security Rule, issued under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health, or HITECH, Act of 2009, collectively HIPAA, as well as applicable state privacy and security laws and regulations restrict the use and disclosure of certain protected health information, or PHI, and establishes national standards to protect individuals' electronic PHI that is created, received, used or maintained by certain entities. Under the Privacy Rule, "covered entities" may not use or disclose PHI without the authorization of the individual who is the subject of the PHI, unless such use or disclosure is specifically permitted by the Privacy Rule or required by law.

We are not a covered entity under HIPAA. However, in connection with our clinical development activities, we do receive PHI from covered entities subject to HIPAA. In order for those covered entities to disclose PHI to us, the covered entity must obtain an authorization from the research subject that meets the Privacy Rule requirements, or make such disclosure pursuant to an exception to the Privacy Rule's authorization requirement. We are both directly and indirectly affected by the privacy provisions surrounding individual authorizations because many investigators with whom we are involved in clinical trials are directly subject to them as a HIPAA "covered entity" and because we obtain identifiable health information from third parties that are subject to such regulations. Because of recent amendments to the HIPAA data security and privacy rules that were promulgated on January 25, 2013, some of which went into effect on March 26, 2013, there are some instances where we may be a HIPAA "business associate" of a "covered entity," meaning that we may be directly liable for any breaches in protected health information and other HIPAA violations. As part of our research activities, we require covered entities that perform research activities on our behalf to comply with HIPAA, including the Privacy Rule's authorization requirement, and applicable state privacy and security laws and regulations.

In Europe, EC Directive 95/46, or the Directive, is intended to protect the personal data of individuals by, among other things, imposing restrictions on the manner in which personal data can be collected, transferred, processed, and disclosed and the purposes for which personal data can be used. National laws and regulations implementing the Directive or dealing with personal data include provisions which, in certain EU Member States, are more stringent than the Directive's mandates and/or cover areas that do not fall within the scope of the Directive. While we strive to comply with all privacy laws potentially applicable to our operations in Europe, we cannot guarantee that our business complies with all of these laws, which vary in scope and complexity in the multiple jurisdictions in which we operate.

We maintain a registration with the Drug Enforcement Administration, or DEA, that enables us to use controlled substances in connection with our research services. Controlled substances are those drugs and drug products that appear on one of five schedules promulgated and administered by DEA under the Controlled Substances Act. This act governs, among other things, the distribution, recordkeeping, handling, security, and disposal of controlled substances. Our DEA registration authorizes us to receive, conduct testing on, and distribute controlled substances in Schedules II through V. A failure to comply with the DEA's regulations governing these activities could lead to a variety of sanctions, including the revocation or the denial of a renewal of our DEA registration, injunctions, or civil or criminal penalties.

Environmental Regulation and Liability

We are subject to various laws and regulations relating to the protection of the environment and human health and safety in the countries in which we do business, including laws and regulations governing the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. Our operations include the use, generation, and disposal of hazardous materials and medical wastes. We may, in the future, incur liability under environmental statutes and regulations for contamination of sites we own or operate (including contamination caused by prior owners or operators of such sites), the off-site disposal of hazardous substances and for personal injuries or property damage arising from exposure to hazardous materials from our operations. We believe that we have been and are in substantial compliance with all applicable environmental laws and regulations and that we currently have no liabilities under such environmental requirements that could reasonably be expected to materially harm our business, results of operations or financial condition.

Liability and Insurance

We may be liable to our clients for any failure to conduct their studies properly according to the agreed-upon protocol and contract. If we fail to conduct a study properly in accordance with the agreed-upon procedures, we may have to repeat a study or a particular portion of the services at our expense, reimburse the client for the cost of the services and/or pay additional damages.

At our Phase I clinics, we study the effects of drugs on healthy volunteers. In addition, in our clinical business we, on behalf of our clients, contract with physicians who render professional services, including the administration of the substance being tested, to participants in clinical trials, many of whom are seriously ill and are at great risk of further illness or death as a result of factors other than their participation in a trial. As a result, we could be held liable for bodily injury, death, pain and suffering, loss of consortium, or other personal injury claims and medical expenses arising from a clinical trial. In addition, we sometimes engage the services of vendors necessary for the conduct of a clinical trial, such as laboratories or medical diagnostic specialists. Because these vendors are engaged as subcontractors, we are responsible for their performance and may be held liable for damages if the subcontractors fail to perform in the manner specified in their contract.

To reduce our potential liability, and as a requirement of the GCP regulations, informed consent is required from each volunteer and patient. In addition, our clients provide us with contractual indemnification for all of our service related contracts. These indemnities generally do not, however, protect us against certain of our own actions such as those involving negligence or misconduct. Our business, financial condition and operating results could be harmed if we were required to pay damages or incur defense costs in connection with a claim that is not indemnified, that is outside the scope of an indemnity or where the indemnity, although applicable, is not honored in accordance with its terms.

We maintain errors, omissions, and professional liability insurance in amounts we believe to be appropriate. This insurance provides coverage for vicarious liability due to negligence of the investigators who contract with us, as well as claims by our clients that a clinical trial was compromised due to an error or omission by us. If our insurance coverage is not adequate, or if insurance coverage does not continue to be available on terms acceptable to us, our business, financial condition, and operating results could be materially harmed.

Employees

As of June 30, 2014, we had approximately 10,300 employees, of which approximately 48% were in the United States, approximately 31% were in Europe, approximately 3% were in Canada, and approximately 18% were in Africa, Latin America, and Asia Pacific. Some of our employees located outside of the United States are represented by workers council or labor unions. We believe that our employee relations are satisfactory. Approximately 40% of employees hold a Master's level degree or higher. We have approximately 850 employees that hold a Ph.D, M.D. or other doctorate level degrees.

Properties

We lease a facility for our corporate headquarters in Raleigh, North Carolina. We also lease other offices in North America, Europe, Africa, Latin America, Australia and Asia. In 2013, our total rental expense for our facilities and offices was approximately $24.2 million. We do not own any real estate. We believe that our properties, taken as a whole, are in good operating condition and are suitable for our business operations.

Legal Proceedings

We are also currently involved, as we are from time to time, in legal proceedings that arise in the ordinary course of our business. We believe that we have adequately reserved for these liabilities and that there is no other litigation pending that could materially harm our results of operations and financial condition.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding the individuals who serve as our executive officers and directors. There are no family relationships between any of our executive officers or directors. Our directors hold office until their respective successors are elected and qualified or until their earlier resignation or removal.

Name	Age	Position With Company
Colin Shannon	54	President, Chief Executive Officer and Chairman of the Board of Directors
Linda Baddour	55	Executive Vice President and Chief Financial Officer
David W. Dockhorn, Ph.D	53	Executive Vice President and Corporate Compliance Officer
James C. Momtazee	42	Director
Ali J. Satvat	36	Director
Max C. Lin	33	Director

Colin Shannon, President, Chief Executive Officer and Chairman of the Board of Directors

Colin Shannon joined PRA in 2007, serving first as President and Chief Operating Officer. On January 1, 2010, Mr. Shannon was named PRA's President and Chief Executive Officer and a Director of PRA. Prior to joining PRA, Mr. Shannon was Executive Vice President, Global Clinical Operations at Pharmaceutical Product Development, Inc (now known as Pharmaceutical Product Development LLC) or PPD. During his 12 year tenure with PPD, he held various leadership roles including, Chief Operating Officer for its European division and Chief Financial and Administration Officer for Europe and the Pacific Rim. Prior to joining PPD, Mr. Shannon had more than 15 years of experience in a variety of financial and accounting positions in the utility and multimedia industries. Mr. Shannon earned his M.B.A. from London's City University and is a fellow member of the Chartered Association of Certified Accountants.

Linda Baddour, Executive Vice President and Chief Financial Officer

Linda Baddour joined PRA in 2007 as Executive Vice President and Chief Financial Officer. Before joining PRA, Ms. Baddour was Chief Financial Officer at PPD from 2002 to 2007, Chief Accounting Officer from 1997 to 2002 and Corporate Controller from 1995 to 1997. Ms. Baddour earned her M.B.A. from the University of North Carolina at Wilmington and is also a Certified Public Accountant.

David W. Dockhorn, Ph.D, Executive Vice President and Corporate Compliance Officer

David W. Dockhorn, Ph.D, joined PRA in 1997 as Vice President of Operations and Regional Director of our Lenexa, Kansas operations. In September 2007 Dr. Dockhorn was named Executive Vice President, Product Registration-The Americas and in January 2012 he was named Executive Vice President and Corporate Compliance Officer. Before joining PRA, Dr. Dockhorn worked for International Medical Technical Consultants, Inc., a CRO acquired by PRA in 1997. Dr. Dockhorn received his Ph.D in neuroscience from Texas Tech University.

James C. Momtazee, Director

James C. Momtazee is a Member of KKR and Head of the Americas Health Care industry team within KKR's Private Equity platform. He has been a member of the Company's board since September 2013. He also has served on the board of directors of Lake Region Medical since 2005. He previously served on the boards of directors of Jazz Pharmaceuticals plc from 2004 to 2014 and HCA Holdings Inc from 2006 to 2014. Prior to joining KKR, Mr. Momtazee was with Donaldson, Lufkin & Jenrette. He holds an A.B. from Stanford University and an M.B.A. from Stanford University Graduate School of Business.

Ali J. Satvat, Director

Ali J. Satvat is a Director on the Health Care industry team within KKR's Private Equity platform. He has been a member of the Company's board since September 2013. He has also served on the boards of directors of Coherus BioSciences since May 2014 and the Healthcare Private Equity Association since July 2014. Prior to joining KKR, Mr. Satvat was with Apax Partners from 2006 to 2012, where he focused on investments in health care and served as a director of Chiron Holdings/Kinetic Concepts from 2011 to 2012 and TZ Holdings/The TriZetto Group from 2008 to 2012. Previously, Mr. Satvat held various positions with Johnson & Johnson Development Corporation in 2005, Audax Group from 2002 to 2004 and The Blackstone Group from 2000 to 2002, where he was involved in a broad range of transactions. Mr. Satvat holds an A.B. from Harvard College and an M.B.A. from the Wharton School of the University of Pennsylvania.

Max C. Lin, Director

Max C. Lin is a Director on the Health Care industry team within KKR's Private Equity Platform. He has been a member of the Company's board since September 2013. He also has served on the board of directors of Biomet, Inc since 2011. Prior to joining KKR, Mr. Lin was with Morgan Stanley from 2003 to 2005 where he was involved in a number of mergers, acquisitions and financing transactions. He holds a B.S. and B.A.S., from the University of Pennsylvania and an M.B.A. from Harvard Business School.

Composition of our Board of Directors

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focused primarily on each person's background and experience as reflected in the information discussed in each of the directors' individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. Once appointed, directors serve until they resign or are removed by the stockholders.

In particular, the members of our board of directors considered the following important characteristics: (i) Mr. Momtazee, Mr. Satvat and Mr. Lin are representatives appointed by affiliates of KKR, our principal stockholder, and have significant financial, investment and operational experience from their involvement in KKR's investment in numerous portfolio companies and have played active roles in overseeing those businesses and (ii) Mr. Shannon, our Chief Executive Officer, has nearly 20 years of experience in our industry, having held leadership roles of increasing responsibility at PPD for twelve years before joining our company.

Director Independence

Our board of directions has affirmatively determined that               qualifies as an "independent" director in accordance with the listing requirements of the NASDAQ Global Market. After completion of this offering, we will be a "controlled company" within the meaning of the corporate governance standards of the NASDAQ Global Market. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a "controlled company." KKR holds more than 50% of our common stock. Accordingly, we may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

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  we have a board of directors that is composed of a majority of "independent directors," as defined under the rules of such exchange; and

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  that our board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

Following this offering, we intend to utilize certain of these exemptions. As a result, we will not have a majority of independent directors on our board of directors.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation that will go into effect immediately prior to the consummation of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the consummation of this offering, our directors will be divided among the three classes as follows:

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  the Class I directors will be                        , and their terms will expire at the annual meeting of stockholders to be held in 2014;

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  the Class II directors will be                        , and their terms will expire at the annual meeting of stockholders to be held in 2015; and

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  the Class III directors will be                        , and their terms will expire at the annual meeting of stockholders to be held in 2016.

Our amended and restated certificate of incorporation that will go into effect immediately prior to the consummation of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company. See "Description of Capital Stock — Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law."

Leadership Structure of our Board of Directors

Our amended and restated bylaws provide our board of directors with flexibility to combine or separate the positions of Chairman of the Board and Chief Executive Officer in accordance with its determination that utilizing one or the other structure would be in the best interests of our company. Upon completion of this offering, Mr. Shannon will serve as Chairman of the Board, President and Chief Executive Officer.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight

Our Chief Executive Officer and other executive officers will regularly report to the non-executive directors and the audit committee to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. Internal audit will report functionally and administratively to our Chief Financial Officer and directly to the audit committee. We believe that the leadership structure of our board of directors provides appropriate risk oversight of our activities given the controlling interests held by KKR.

Committees of our Board of Directors

Upon the listing of our shares on the NASDAQ Global Market, our board of directors will have an audit committee and a compensation committee, each of which will operate under a charter that has been approved by our board of directors. Upon the listing of our shares on the NASDAQ Global Market, copies of each committee's charter will be posted on our website, www.prahs.com.

Audit Committee

Upon the completion of this offering, we expect to have an audit committee, consisting of at least one director, who qualifies as an independent director under NASDAQ corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. Our board of directors will appoint one or more additional independent directors to the audit committee within 90 days of the effective date of this registration statement and again within one year of the effective date of this registration statement. The non-independent members of the audit committee will resign from the audit committee as the additional independent directors are added, so that, within one year of the effective date of this registration statement, all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under NASDAQ Listing Rules. Our board of directors has determined that               qualifies as an "audit committee financial expert" as such term is defined in Item 407(d)(5) of Regulation S-K.

The purpose of the audit committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our board of directors in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our independent registered public accounting firm's qualifications and independence and (3) the performance of our independent registered public accounting firm.

Compensation Committee

Upon the completion of the offering, we expect to have a compensation committee, consisting of                    , who will serve as the chairperson,                     and               . The purpose of the compensation committee is to assist our board of directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Code of Ethics

We have adopted a written code of ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the consummation of this offering, we will post a current copy of the code on our website, www.prahs.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of the NASDAQ Global Market concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION

Our executive compensation plan is designed to attract and retain individuals with qualifications to manage and lead our company, as well as to motivate them to contribute to the achievement of our financial goals and ultimately create and grow our equity value. Compensation of our executives is structured around the achievement of individual performance and near-term corporate targets as well as long-term business objectives.

Our named executive officers, or NEOs, for fiscal year 2013 are as follows:

  •
  Colin Shannon, President and Chief Executive Officer;

  •
  Linda Baddour, Executive Vice President and Chief Financial Officer; and

  •
  David W. Dockhorn, Executive Vice President and Corporate Compliance Officer.

Summary Compensation Table

The following table sets forth all compensation paid to or accrued by our principal executive officer and our two other most highly compensated persons serving as executive officers as of December 31, 2013 for services rendered for the fiscal year ended December 31, 2013.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option awards ($)(2)	All other compensation ($)(3)	Total ($)
Colin Shannon	2013	536,250	4,175,000	1,594,500	2,510,714	8,816,464
President and Chief Executive Officer	2012	525,000	285,000	—	2,050,637	2,860,637
Linda Baddour	2013	367,500	2,625,000	999,750	1,861,300	5,853,550
Executive Vice President and Chief Financial Officer	2012	355,863	135,000	203,400	1,520,550	2,214,813
David W. Dockhorn	2013	338,931	110,000	430,000	1,707,767	2,586,698
Executive Vice President and Chief Compliance Officer	2012	335,724	120,000	—	1,395,228	1,850,952

(1)
Amounts represent discretionary cash bonuses paid to our NEOs pursuant to our Management Incentive Plan in consideration of the services they performed in 2013. In addition to our NEOs annual discretionary cash bonus, the amounts reported also include a discretionary cash bonus of $4,000,000 for Mr. Shannon and $2,500,000 for Ms. Baddour for their contributions in 2013 in connection with the KKR Transaction. Please see the descriptions of the discretionary bonuses paid to our NEOs in "— Narrative to Summary Compensation Table and Outstanding Equity Awards at 2013 Fiscal Year End — Bonuses" below.

(2)
Amounts represent the grant date fair value of time-based portions of the option awards granted in fiscal year 2013 as calculated in accordance with the FASB ASC Topic 718, or Topic 718. See Note 13 to our audited consolidated financial statements included in this prospectus for the assumptions used in calculating this amount. Achievement of the performance conditions for the performance-based portions of the option awards granted in fiscal year 2013 was not deemed probable on the date of grant, and, accordingly, pursuant to the SEC's disclosure rules, no value is included in this table for those portions of the awards. The fair value at the grant date of the option awards granted in 2013 assuming achievement of performance conditions was as follows: Mr. Shannon $721,000; Ms. Baddour $478,950 and Mr. Dockhorn $206,000. For a discussion of the general terms of our stock options, see "— Narrative to Summary Compensation Table and Outstanding Equity Awards at Fiscal Year End 2013 — Terms and Conditions of Equity Award Grants" below. In connection with the February 2013 dividend we paid to Mr. Shannon, the per share exercise prices on his 2010 and 2011 performance-based vesting options were reduced by an amount equal to the per share amounts of such dividend. There was incremental fair value calculated in accordance with Topic 718 with respect to the option awards that were modified. Therefore, amounts included in this column for Mr. Shannon also reflect incremental fair value calculated in accordance with Topic 718 in the amount of $89,500.

(3)
Represents the value of perquisites and other personal benefits, including matching contributions to each NEO's 401(k) plan account in the amounts of $7,650, $7,650 and $7,650 for Messrs. Shannon and Dockhorn and Ms. Baddour, respectively, for 2013; $2,290,814, $1,700,117 and $1,747,525 for Messrs. Shannon and Dockhorn and Ms. Baddour, respectively, which is a cash payment received in the aggregate of $2.83 per share, an amount equal to the cash dividend paid to our stockholders in February 2013, which was payable as a one-time cash bonus to holders of vested options subject to time-based vesting and $212,250 and $106,125 for Mr. Shannon and Ms. Baddour, respectively, which is a cash dividend paid to holders of time-based vesting options that vested upon the KKR Transaction.

  Outstanding Equity Awards at 2013 Fiscal Year End

  The following table sets forth information concerning outstanding equity awards for each of our NEOs at December 31, 2013:

	Option Awards
Name	Number of securities underlying unexercised options (#) exercisable(1)	Number of securities underlying unexercised options (#) unexercisable(2)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)(3)	Option exercise price ($)	Option expiration date
Colin Shannon	125,324	—	—	1.25	05/07/2017
	641,664	—	—	1.25	12/21/2017
	343,534	—	—	1.25	01/01/2020
	343,534	—	—	1.25	01/11/2021
	—	700,000	700,000	5.00	12/20/2023
Linda Baddour	316,133	—	—	1.25	06/04/2017
	550,003	—	—	1.25	12/21/2017
	38,333	—	—	1.25	04/02/2022
	—	465,000	465,000	5.00	12/20/2023
David W. Dockhorn	397,915	—		1.25	12/21/2017
	—	200,000	200,000	5.00	12/20/2023

(1)
These options were granted on September 23, 2013 in connection with our acquisition by KKR, whereby we granted our NEOs options to purchase shares of our common stock in exchange for options previously granted under prior equity plans. The newly issued options were fully vested as of the date of grant. See "— Narrative to Summary Compensation Table and Outstanding Equity Awards at 2013 Fiscal Year End — Rollover Options" for a description of these options.

(2)
Reflects unvested outstanding time vesting option awards that vest 20% per year on each anniversary of September 23, 2013, subject to the holder continuing to provide services to us through such vesting date and subject to certain accelerated vesting provisions. See Narrative to Summary Compensation Table and Outstanding Equity Awards at 2013 Fiscal Year End — Terms and Conditions of Equity Award Grants."

(3)
Reflects unvested outstanding performance vesting options. These options vest upon the occurrence of a transaction (i) as to 50% of the shares subject to such option if KKR has achieved a multiple of invested capital at least equal to 2.0x or a cumulative internal rate of return at least equal to 20% and (ii) as to 50% of the shares subject to such option if KKR has achieved a multiple of invested capital at least equal to 2.5x or a cumulative internal rate of return at least equal to 20%. The vesting of the options is subject to the holder continuing to provide services to us through such vesting date. See "— Narrative to Summary Compensation Table and Outstanding Equity Awards at 2013 Fiscal Year End — Terms and Conditions of Equity Award Grants."

Narrative to Summary Compensation Table and Outstanding Equity Awards at December 31, 2013

Terms and Conditions of Employment Agreement for Colin Shannon and Linda Baddour

Effective as of July 1, 2014 we entered into an employment agreement with Mr. Shannon, or the Shannon Agreement, to continue to serve as our President and Chief Executive Officer for a term of four years and to nominate him for re-election as a member of our board of directors during such term. The Shannon Agreement provides for an annual base salary, which was $600,000 as of July 1, 2014, an annual target bonus of up to 60% of such base salary based upon achievement of specific performance goals and objectives to be established by our board of directors, and a one-time grant of time-vesting and a performance-vesting stock options. Mr. Shannon's base salary is subject to annual review for possible merit increases, as our board of directors deems appropriate. Pursuant to Mr. Shannon's prior employment agreement that was in effect as of January 1, 2010, Mr. Shannon was entitled to receive an annual base salary of $525,000 and an annual target bonus of up to 60% of such base salary based upon achievement of specific performance goals and objectives to be established by our board of directors. Effective April 1, 2013 the board of directors determined to increase his base salary to $540,000.

Effective as of June 4, 2007, we entered into an employment agreement with Ms. Baddour, or the Baddour Agreement, to serve as our Executive Vice President and Chief Financial Officer for a term of four years. The Baddour Agreement was subsequently renewed for an additional four year term which will expire on June 4, 2015. The Baddour Agreement provides for an annual base salary, which was $370,000 as of December 31, 2013 and an annual target bonus of $165,000 based upon achievement of performance goals and objectives. Ms. Baddour's base salary is subject to periodic review for possible merit increases, as our board of directors deems appropriate.

Pursuant to the Shannon Agreement and the Baddour Agreement, in the event Mr. Shannon's or Ms. Baddour's employment is terminated by us without "cause" or by the executive for "good reason" (each as defined below) and the executive executes and does not revoke a general release of claims in favor of us, then Mr. Shannon and Ms. Baddour will receive (i) a severance payment equal to the sum of the executive's base salary plus his or her target bonus amount, payable over 12 months, (ii) 12 months of continued medical, dental and other health benefit coverage with the same employee cost-sharing as is provided to employees generally and (iii) all accrued but unpaid obligations. In the event Mr. Shannon's or Ms. Baddour's employment is terminated by us without cause or by the executive for good reason on or prior to the one-year period immediately following a "change in control" (as defined below), then Mr. Shannon or Ms. Baddour will receive in lieu of any severance payable under their respective agreements (i) a severance payment equal to two times the sum of the executive's base salary plus his or her target bonus amount, payable in a lump-sum cash payment, (ii) 24 months of continued medical, dental and other health benefit coverage with the same employee cost-sharing as is provided to employees generally and (iii) all accrued but unpaid obligations.

In the event any payments to Mr. Shannon or Ms. Baddour would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, or the Code, then the executive will be entitled to receive an additional payment in an amount such that after payment by the executive of all federal, state and local taxes, including any income taxes and excise taxes imposed on the additional payment, the executive retains an amount of the additional gross-up payment equal to the excise tax imposed. However, if all taxes under Section 4999 of the Code could be eliminated if the aggregate value of all payments to Mr. Shannon or Ms. Baddour were reduced by no more than 10%, then such payments will be so reduced. In consideration for these benefits, Mr. Shannon and Ms. Baddour are also subject to certain restrictive covenants, including confidential information and non-disparagement covenants each for the term of his or her employment with us and thereafter, and covenants not to compete and not to solicit, each for the term of his or her employment with us and for 12 months following his or her termination date.

For purposes of the Shannon Agreement and the Baddour Agreement, "cause" means the occurrence of the following: (i) a material breach of the employment agreement by the executive (where the executive fails to cure such breach within ten (10) business days after being notified in writing by us of such breach); (ii) the executive's failure (except where due to a physical or mental incapacity) to substantially perform his or her material duties which continues beyond ten (10) days after a written demand for substantial performance is delivered to the executive; (iii) the executive engaging in or causing an act of willful misconduct that has a material adverse impact on our reputation, business, business relationships or financial condition; (iv) the executive's conviction of, or plea of guilty or nolo contendere to, a felony, or any crime involving moral turpitude not involving a traffic offence; and (v) the executive's willful refusal to perform the specific lawful directives of our board of directors which are consistent with the scope of his or her duties and responsibilities under the employment agreement, provided, however, that no action taken by the executive in the reasonable, good faith belief that it was in the best interest of the company shall be treated as a basis for termination of their employment for cause under clause (i) above, and no failure of the executives or our company to achieve performance goals, alone, shall be treated as a basis for termination of his or her employment for cause under clause (ii) or (v) above.

For purposes of the Shannon Agreement and the Baddour Agreement, "good reason" means: (i) any material breach of the Shannon or Baddour Agreement by us (where we fail to cure such breach within ten (10) business days after being notified in writing by the executive of such breach); (ii) the material diminution, without the executive's written consent, of the executive's position, authority, duties or responsibilities as indicated in the Shannon Agreement or Baddour Agreement, or the appointment of any other person, without his or her written consent, to perform any material part of such duties, including without limitation, the failure of the executive to have such duties and responsibilities with respect to the acquiring entity following a change in control; (iii) the involuntary material relocation of Mr. Shannon's then current principal place of business to a location more than 50 miles from his current principal place of business; and (iv) the failure by us to obtain the assumption in writing of our obligation to perform under the Shannon Agreement or the Baddour Agreement by any successor to all or substantially all of our assets. Clause (iii) above is only applicable to the Shannon Agreement. Mr. Shannon and Ms. Baddour may terminate their employment for good reason by providing us with 30 days' written notice setting forth in reasonable specificity the event that constitutes good reason, within 90 days of the occurrence of such event. During such 30 days' notice period, we have the opportunity to cure the event that constitutes good reason, and if not cured within such period, Mr. Shannon's or Ms. Baddour's termination will be effective upon the expiration of such cure period.

For purposes of the Shannon Agreement and the Baddour Agreement, "change in control" is defined under the 2013 Stock Incentive Plan for Key Employees of PRA, or the Stock Incentive Plan, on the date of the change in control or as defined under the Stock Incentive Plan as in effect on the effective date of the applicable employment agreement, whichever is more favorable to the executive.

Terms and Conditions of Employment Agreement for David W. Dockhorn

Effective as of March 1, 2009, we entered into an employment and non-competition agreement with Mr. Dockhorn, or the Dockhorn Agreement, to serve as our Executive Vice President and Corporate Compliance Officer for a term of two years with an automatic one-year term renewal, unless terminated with at least 90 days written notice from either Mr. Dockhorn or us. The Dockhorn Agreement provides for an annual base salary, which was $340,000 as of December 31, 2013, and an annual target bonus of $135,000 based upon achievement of performance goals and objectives.

Pursuant to the Dockhorn Agreement, in the event Mr. Dockhorn's employment is terminated (a) as a result of Mr. Dockhorn's death or disability, (b) by us without "cause" or (c) by Mr. Dockhorn for "good reason" (each as defined below) and Mr. Dockhorn executes and does not revoke a general release of claims in favor of us, then Mr. Dockhorn will receive (i) a severance payment equal to the sum of Mr. Dockhorn's base salary for a 12 month period, (ii) reimbursements for 12 months of continued medical, dental and other health benefit coverage and (iii) all accrued by unpaid obligations. In the event Mr. Dockhorn's employment is terminated (a) as a result of Mr. Dockhorn's death or disability, (b) by us without cause or (c) by Mr. Dockhorn for good reason within 12 months following a "change in control" (as defined below), then

Mr. Dockhorn will receive (i) a severance payment equal to two times the sum of Mr. Dockhorn's base salary, payable in a lump-sum cash payment, (ii) reimbursements for 24 months of continued medical, dental and other health benefit coverage and (iii) all accrued but unpaid obligations.

In consideration for these severance benefits, Mr. Dockhorn is also subject to certain restrictive covenants, including confidential information and non-disparagement covenants each for the term of his employment with us and thereafter, and covenants not to compete and not to solicit, each for the term of his employment and for 12 months following his termination date. In addition, if Mr. Dockhorn receives his change in control termination benefits described above, Mr. Dockhorn will be subject to covenants not to compete and not to solicit for 24 months following the termination date in place of the original covenants not to compete or not to solicit.

For purposes of the Dockhorn Agreement, "cause" includes but is not limited to: (i) a material breach of the Dockhorn Agreement by Mr. Dockhorn (where Mr. Dockhorn fails to cure such breach within five business days after being notified in writing by us of such breach); (ii) Mr. Dockhorn's failure (except where due to a physical or mental incapacity) to substantially perform his material assigned duties as reasonably determined by us; (iii) Mr. Dockhorn engaging in or causing an act that has a material adverse impact on our reputation, business, business relationships or financial condition; (iv) Mr. Dockhorn's conviction of, or plea of guilty or nolo contendere to, a felony or any crime involving moral turpitude; (v) Mr. Dockhorn's gross misconduct, dishonesty, or fraud; or (vi) Mr. Dockhorn's willful refusal to perform the specific lawful directives of the CEO, or the CEO's designee, which are consistent with the scope, ethics and nature of Mr. Dockhorn's duties and responsibilities, provided, however, that no action taken by Mr. Dockhorn in a reasonable, good faith belief that it was in our best interest shall be treated as a basis for termination of his employment for cause under clause (i) above, and no failure of Mr. Dockhorn or our company to achieve performance goals, alone, shall be treated as a basis for termination of his employment for cause under clause (ii) or (vi) above.

For purposes of the Dockhorn Agreement, "good reason" means: (i) any material breach of the Dockhorn Agreement by us; or (ii) the appointment of any other person, without Mr. Dockhorn's written consent, to perform any substantial part of his duties, including Mr. Dockhorn's failure to have substantially the same duties and responsibilities with an acquiring entity after any change in control. Mr. Dockhorn may not resign for good reason unless he provides written notice to us within 90 days after the initial occurrence of the event or condition which constitutes good reason and we have not cured the existence of such event or condition within 30 days of the receipt of such written notice.

For purposes of the Dockhorn Agreement, "change in control" means: (i) the sale of all or substantially all of our assets; (ii) the consummation of a merger or other consolidation of our company with any other corporation other than (a) a merger or consolidation which would result in our voting securities outstanding immediately prior thereto continuing to represent more than 50% of the combined voting power of our voting securities, or any surviving company, outstanding immediately after such merger or consolidation, or (b) a merger or consolidation effected to implement a recapitalization of our company (or similar transaction) in which no person (as used in Sections 13(d) and 14(d) of the Exchange Act, excluding us or any corporation owned, directly or indirectly, by us or our shareholders in the same proportions as their ownership of our stock) acquires more than 30% of the combined voting power of the company's then-outstanding securities; or (iii) any person becomes the beneficial owner (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of our securities representing 30% or more of the combined voting power of our then-outstanding securities.

Base salaries

Base salaries may be adjusted from time to time based upon the board of directors' assessment of each executive officer's individual performance and the company's overall budgetary guidelines. In addition, base salaries may be adjusted in connection with promotions or increased responsibilities or to maintain competitiveness within the market. On April 1, 2013, the board of directors determined to increase the base salary of each of Ms. Baddour and Mr. Dockhorn to $370,000 and $340,000, respectively, after assessing each of their individual performances. In addition, effective July 1, 2014 the board of directors determined to increase Mr. Shannon's base salary to $600,000 after assessing his individual performance in connection with his new employment agreement.

Bonuses

Terms and Conditions of Discretionary Annual Bonuses Under the Management Incentive Plan

We maintain the Management Incentive Plan, or MIP, pursuant to which we award annual discretionary bonuses to our executive officers, including our NEOs. Our board of directors directly links the amount of the annual cash bonuses we pay to our corporate financial performance for the particular year. Each of NEOs has a target bonus amount set forth in his or her employment agreement. The actual amount of each bonus is determined by the board of directors in its sole discretion and may be higher or lower than the target amount.

The board of directors establishes performance goals for our corporate performance after considering our financial results from the prior year and the annual operating budget for the coming year. It uses these performance goals to establish a target for the company-wide bonus pool. After the completion of the relevant fiscal year, the board of directors evaluates the company's corporate financial performance in relation to the company performance goals and then evaluates the extent to which the MIP bonus pool should be funded. In fiscal 2013, the performance goal related to the achievement of an Adjusted EBITDA target. Adjusted EBITDA is defined in the same way as the definition of Adjusted EBITDA that is used for covenant calculations under our indenture that governs our Notes dated as of September 23, 2013 and the credit agreements governing our Senior Secured Credit Facilities, which define Adjusted EBITDA as net income (loss) before interest, taxes, depreciation and amortization, as further adjusted to exclude certain unusual, non-cash, and other items permitted under such covenants. Adjusted EBITDA is also one of the measures that is used by management to gauge operating performance from period to period and it is used by investors and analysts to value the company and compare our performance to that of our peers.

If the performance target set by the board of directors is met, the bonus pool will be set at the target amount set in the annual operating budget, subject to the board of directors' discretion as discussed below. If our performance exceeds the budgeted levels of Adjusted EBITDA, the bonus pool amount is increased based on the pre-established scale. If we do not meet the budgeted performance goals, the bonus pool amount is decreased from the target calculated based on the pre-established scale. The actual bonus amounts allocated to the bonus pool for the entire company are ultimately determined by the board of directors in its discretion taking into account the achievement of the performance goals, qualitative factors and management's recommendations. The board of directors has the discretion to adjust the initial bonus pool amount determined by reference to the pre-established scale upwards or downwards, considering management's recommendations, the achievement of the pre-established qualitative factors and other considerations the board of directors deems appropriate.

After determining the funding level of the MIP, the board of directors, together with input from Mr. Shannon and Ms. Baddour for all executive participants except for themselves, then determines the amounts of the individual performance bonuses awarded to participants in the MIP with the size of such amounts based on the target dollar values set by the board of directors for each participant compared to the total funding of the MIP bonus pool and individual performance. Our board of directors, in its discretion, evaluates the performance of each individual participant's performance and contributions to the company as a whole to decide the amount of cash bonus awarded. The board of directors considers a number of factors, including:

  •
  the performance of the executive;

  •
  past awards to the executive;

  •
  strategic positioning of the company;

  •
  the effective management of expenses;

  •
  the effective management of risk;

  •
  demonstration of leadership, teamwork and innovation; and

  •
  the extent of accomplishment of the company's business plan.

The achievement, or inability to achieve, any particular financial or operational measure in a given year neither guarantees nor precludes the payment of an award but is considered by the board of directors as one of several factors in light of the other factors noted and any additional information available to it at the time, including market conditions in general. The board of directors does not use a formula or assign any particular relative weighting to any performance measure.

The NEOs' target bonus opportunities under the MIP are expressed as either a percentage of base salary or as a dollar value, each of which may be increased or decreased in the board of directors' discretion based on individual performance and contribution to our performance once the funding amount of the MIP is determined. For each of our NEOs, their target bonus opportunity was originally set in their employment agreements as described above. Our board of directors regularly reviews these target amounts to ensure they are appropriate, while reviewing these target amounts the board of directors does not follow a formula but rather uses certain factors as general background information prior to determining the target bonus opportunity rates for our NEOs. The board of directors sets these rates based on each participating executive's experience in her or his role with us and the level of responsibility held by each executive, which the board of directors believes directly correlates to her or his ability to influence corporate results. For fiscal year 2013, the board of directors used a guideline target bonus opportunity of $324,000 for Mr. Shannon, $150,000 for Ms. Baddour, and $135,000 for Mr. Dockhorn, and there was no minimum or maximum threshold.

In early 2014, the board of directors reviewed our performance with respect to our financial objectives to determine bonuses to executive officers for fiscal year 2013. The board of directors determined to fund the MIP at $7.0 million to be distributed to all participants in the MIP.

On the basis of the level of funding of the MIP, the board of directors determined to award discretionary cash bonuses to the NEOs under the MIP based on their individual performance and contributions. The board of directors determined that Mr. Shannon should receive a discretionary bonus payment of $175,000. The board of directors with input from Mr. Shannon determined that Ms. Baddour should receive a discretionary bonus payment of $125,000. The board of directors with input from Mr. Shannon and Ms. Baddour determined that Mr. Dockhorn should receive a discretionary bonus payment of $110,000. The 2013 bonuses awarded to our NEOs are set forth in the "—Summary Compensation Table" above.

KKR Transaction Bonuses

In fiscal 2013, in addition to the fiscal 2013 annual bonus under the Management Incentive Plan described above, the board of directors determined that it was appropriate to award an additional discretionary cash bonus of $4,000,000 for Mr. Shannon and $2,500,000 for Ms. Baddour for their significant contributions with the KKR Transaction.

Terms and Conditions of Equity Award Grants

Equity Award Grants

Each of Mr. Shannon, Ms. Baddour and Mr. Dockhorn received an equity award grant in fiscal year 2013. The table above entitled "—Outstanding Equity Awards at 2013 Fiscal Year End" describes the material terms of other option awards made in past fiscal years to our NEOs.

In December 2013 our board of directors granted Mr. Shannon, Ms. Baddour and Mr. Dockhorn an option to purchase 1,400,000, 930,000 and 400,000 shares of our common stock, respectively, pursuant to our Stock Incentive Plan, each with an exercise price of $5.00 per share, which the board of directors determined was at least equal to the fair market value on the date of grant. Such options consist of 50% time-based and 50% performance-based options for each of our NEOs.

The time-based option vests as to 20% of the shares subject to such option on each anniversary of the vesting commencement date such that all of the shares subject to the option will be vested and exercisable on the fifth anniversary of the vesting commencement date, subject to the holder continuing to provide services through such vesting date. The performance-based option vests upon the occurrence of a transaction (which includes a change in control (as defined in our Stock Incentive Plan), extraordinary dividend payment(s), or a sale or other disposition of shares into the public market, wherein KKR receives cash, on a cumulative basis, in respect of its shares) (i) as to 50% of the shares subject to such option if KKR has achieved a multiple of invested capital at least equal to 2.0x or a cumulative internal rate of return at least equal to 20%, or the 2.0x Performance Option, and (ii) as to 50% of the shares subject to such option if KKR has achieved a multiple of invested capital at least equal to 2.5x or a cumulative internal rate of return at least equal to 20%, or the 2.5x Performance Option.

Rollover options

All outstanding options to acquire stock that were issued prior to our acquisition by KKR (other than the rollover options described below), whether or not fully vested, became fully vested immediately prior to such acquisition and were either rolled over into options to purchase shares of our common stock or canceled and converted into cash payments, based on the difference between the change in control price and the option's exercise price. The cash payments received by Mr. Shannon, Ms. Baddour and Mr. Dockhorn in the aggregate were $3,097,552, $1,921,598 and $4,402,844, respectively.

In addition, in connection with our acquisition by KKR, our NEOs were required to roll over portions of their outstanding options to acquire stock that were issued prior to our acquisition by KKR into options to purchase shares of our common stock. Mr. Shannon and Ms. Baddour agreed to rollover a portion of their stock options into options to purchase shares of common stock in each case having an aggregate spread value, or any combination of purchase or rollover in the aggregate, equal to the sum of 50% of their pre-tax value plus 30% of the pre-tax amount of the transaction bonus they were to receive in connection with the closing of the KKR Transaction. Mr. Dockhorn agreed to rollover a portion of his company stock options granted to him in 2007 into options to purchase shares of common stock equal to 50% of their pre-tax value. Pre-tax value means the aggregate pre-tax dollar amount they would otherwise receive in respect of their company options in cash under the merger agreement entered into in connection with the KKR Transaction. These "rollover options" were fully vested as of their date of grant and remain outstanding in accordance with the terms of the governing stock incentive plans and grant agreements and the separate rollover option agreements entered into with each of the individual option holders, including our NEOs. However, in connection with our acquisition by KKR, the exercise price and number of shares underlying the rollover options were adjusted as a result of the acquisition and the exercise price for all such options was adjusted to $1.25 per option.

Dividend payments

In February 2013, our board of directors approved a cash dividend of $2.83 per share, payable to holders of our common stock, or the February 2013 Dividend. To equitably reflect the impact of the February 2013 Dividend on the holders of outstanding options, our board of directors approved cash payments to be made with respect to vested options and unvested options subject to time-based vesting and approved reductions of the exercise prices for certain options which are subject to performance-based vesting as follows:

Vested Options.    In February 2013, holders of vested options received a one-time cash bonus equal to $2.83, or the 2013 Option Dividend Payments, multiplied by the number of shares vested under outstanding options. Messrs. Shannon and Dockhorn and Ms. Baddour received an aggregate of $2,290,814, $1,700,117 and $1,747,525, respectively, in consideration of the 2013 Option Dividend Payments on their vested options.

Unvested Options.    In February 2013, holders of unvested options that are subject to vesting solely on the basis of continued service with us, or the Time-Based Options, became entitled to receive the 2013 Option Dividend Payments as cash bonuses equal to $2.83 multiplied by the number of shares that vest on each vesting date under outstanding Time-Based Options, payable within 30 days following the date upon which such unvested Time-Based Options vest. Messrs. Shannon and Dockhorn and Ms. Baddour when they vested in connection with the KKR Transaction received an aggregate of $212,250, $0 and $106,125, respectively, in consideration of the 2013 Option Dividend Payments on their Time-Based Options, when they vested in connection with the KKR Transaction.

Performance-Based Options.    In order to accurately reflect the impact of the payment of the February 2013 Dividend, the per share exercise prices of all options with performance-based vesting were reduced by an amount equal to the per share amounts of such dividends. Accordingly, in February 2013, the exercise price of each of Mr. Shannon's 100,000 performance options was reduced by $2.83 per share. Because we adjusted the exercise price of options with performance-based vesting previously awarded to Mr. Shannon as a result of the 2013 Dividend, the incremental fair value for such adjusted options, computed as of the dividend date is included in footnote (2) to the "—Summary Compensation Table" above. In addition, the target prices per share comprising the performance vesting targets with respect to 50,000 shares, set forth in the vesting schedules of the performance-based option agreements were also equitably reduced by $2.83 to reflect the 2013 Option Dividend Payments.

Terms and Conditions of 401(k) Plan

Our U.S. eligible employees, including our NEOs, participate in our 401(k) Plan. Enrollment in the 401(k) Plan is automatic for employees who meet eligibility requirements unless they decline participation. Under the 401(k) Plan, we match a maximum of 50% of the first 6% of a participant's salary contributions to the 401(k) Plan. The maximum contribution to the 401(k) Plan is 100% of an employee's annual eligible compensation, subject to regulatory and plan limitations.

Employee Equity Plans

The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the text of the plans or agreements, which are filed as exhibits to the registration statement.

2014 Equity Incentive Award Plan

We intend to adopt a 2014 Equity Incentive Award Plan, or the 2014 Plan, which will be effective immediately prior to the closing of this offering. The principal purpose of the 2014 Plan will be to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The 2014 Plan will also be designed to permit us to make cash-based awards and equity-based awards intended to qualify as "performance-based compensation" under Section 162(m) of the Code.

2013 Stock Incentive Plan

Our board of directors initially adopted the 2013 Stock Incentive Plan for Key Employees of PRA Global Holdings, Inc. and its Subsidiaries, or the Stock Incentive Plan, on September 23, 2013 and it was approved by our stockholders on September 23, 2013. The principal purpose of the Stock Incentive Plan is to promote our long term financial interests and growth by attracting and retaining management and other personnel and key service providers, motivate management personnel by means of growth-related incentives to achieve long range goals and further the alignment of interests of participants with those of our stockholders.

Types of awards    The Stock Incentive Plan provides for the grant of stock options and other stock-based awards to employees, non-employee members of our board of directors, consultants, and other persons having a service relationship with us.

Share reserve    We have reserved an aggregate of 13,562,209 shares of our common stock for issuance under our Stock Incentive Plan. As of December 31, 2013, options to purchase a total of 11,170,000 shares of common stock were issued and outstanding, no shares of common stock had been issued upon the exercise of options granted under the Stock Incentive Plan and 2,392,209 shares remained available for future grants.

Administration    Our board of directors or a committee thereof administers our Stock Incentive Plan. The board of directors may delegate to the Chief Executive Officer and to other senior officers (if any) duties under the Stock Incentive Plan, subject to applicable law and such conditions and limitations as the board of directors prescribes, except that only the board of directors may designate and make grants to participants. Notwithstanding the foregoing, our board of directors retains all rights to take all actions as it may have also delegated under the terms of the Stock Incentive Plan.

Awards    Our Stock Incentive Plan provides that the committee may grant or issue stock options or other stock-based awards. Each award will be set forth in a separate agreement with the person receiving the award and will set forth the terms, conditions and limitations applicable to the award.

  •
  Stock Options provide for the right to purchase shares of our common stock at a specified price, which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the committee) in one or more installments after the grant date, subject to the participant's continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the committee. Stock options may be granted for any term specified by the committee that does not exceed ten years from the grant date.

  •
  Other Stock-Based Awards may include awards of shares, awards of restricted shares and/or awards that are valued by reference to, or otherwise based on the fair market value of, shares (including, without limitation, restricted stock units, stock appreciation rights, and dividend equivalent rights).

Payment    The exercise price of stock options granted under our Stock Incentive Plan may be paid for in cash, by wire transfer, or if the participant so elects, through the withholding of shares (any such shares valued at fair market value on the date of exercise) otherwise issuable upon the exercise of the stock option.

Transfer    Our Stock Incentive Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution.

Certain events    In the event of any stock split, spin-off, share combination, reclassification, change of the legal form, recapitalization, liquidation, dissolution, reorganization, merger, change in control, payment of a dividend (other than a cash dividend paid as part of a regular dividend program) or other similar transaction or occurrence which affects our equity securities or the value thereof, the committee shall make appropriate adjustments to the number and kind of shares available under our Stock Incentive Plan, the share prices related to outstanding grants, and/or such other action as it deems necessary to address.
Change in control    In the event of a "change in control" (as defined below), the committee (in its sole discretion) may provide that all awards outstanding, unexercised or otherwise unvested or subject to lapse restrictions as of immediately prior to such change in control may automatically become fully exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be. In addition, the committee (in its sole discretion) may provide prior to the occurrence of a change in control either (i) that the awards shall be cancelled for fair market value, (ii) for the issuance of substitute awards that will preserve in no less favorable a manner the otherwise applicable terms of any affected grants, or (iii) that for a period of at least ten business days prior to the change in control, any stock options shall be exercisable and that upon the occurrence of the change in control, such stock options shall terminate. "Change in control" under our Stock Incentive Plan means (i) the sale of all or substantially all (i.e., at least 80%) of our assets (in one transaction or a series of related transactions) to any person (or group of persons acting in concert), other than to (x) KKR or its affiliates or (y) any employee benefit plan (or trust forming a part thereof) maintained by us or any of our subsidiaries or other person of which a majority of its voting power or other equity securities is owned, directly or indirectly, by us (any entity in clause (y), a "Controlled Party"); or (ii) a merger, recapitalization or other sale (in one transaction or a series of related transactions) of the Parent to a person (or group of persons acting in concert) of our stock that results in any person (or group of persons acting in concert) (other than (x) KKR or its affiliates or (y) any Controlled Party) owning more than 50% of our common stock (or the equity securities of any resulting company after a merger); provided that none of the foregoing events in clause (i) or (ii) a merger, recapitalization, or other sale by us, KKR, or any of their respective affiliates, to a person (or group of persons acting in concert) of our common stock that results in more than 50% of our common stock (or the equity securities of any resulting company after a merger) being held by a person (or group of persons acting in concert) that does not include KKR or any Controlled Party; and in any event of clause (i) or (ii), which results in KKR and any Controlled Party ceasing to hold the ability to elect a majority of the members of the board of directors (or the resulting company after a merger).

Amendment; termination    Our board of directors may amend, suspend or terminate our Stock Incentive Plan, but no amendment, suspension or termination will materially impair the rights of a holder of an outstanding option without the holder's consent. In addition, other than with respect to certain actions in connection with adjustments or a change in control, no such action may be taken which would, without approval of our stockholders, increase the aggregate number of shares reserved for issuance under our Stock Incentive Plan, decrease the price of outstanding grants, change the requirements relating to the committee, or extend the term of the Stock Incentive Plan. Unless terminated sooner by our board of directors, our Stock Incentive Plan will terminate on September 23, 2023. No awards may be granted under our Stock Incentive Plan after it is terminated, but the terms of grants made on or before such termination shall extend beyond such termination in accordance with their terms.

Securities Laws and U.S. Federal Income Taxes    Our Stock Incentive Plan is designed to comply with various securities and U.S. federal tax laws as follows:

  •
  Securities Laws  Our Stock Incentive Plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including without limitation, Rule 16b-3. Our Stock Incentive Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

  •
  Section 409A of the Code  Certain awards under our Stock Incentive Plan may be considered "nonqualified deferred compensation" for purposes of Section 409A of the Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under the Stock Incentive Plan and all other equity incentive plans for the taxable year and all preceding taxable years by any participant with respect to whom the failure relates are includible in gross income for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional U.S. federal income tax is equal to 20% of the compensation required to be included in gross income. In addition, certain states, including California, have laws similar to Section 409A, which impose additional state penalty taxes on such compensation.

  •
  Section 162(m) of the Code  In general, under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus, and income attributable to stock option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any "excess parachute payments" as defined in Section 280G of the Code) in any taxable year of the corporation. However, under Section 162(m), the deduction limit does not apply to certain "performance-based compensation" established by an independent compensation committee that is adequately disclosed to and approved by stockholders. In particular, options will generally satisfy the

    "performance-based compensation" exception if the awards are made by a qualifying compensation committee, our Stock Incentive Plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations that are privately held and that become publicly held in an initial public offering, our Stock Incentive Plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of:

    •
    the material modification of our Stock Incentive Plan;

    •
    the issuance of all of the shares of our common stock reserved for issuance under the Stock Incentive Plan;

    •
    the expiration of our Stock Incentive Plan; or

    •
    the first meeting of our stockholders at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which our initial public offering occurs.

We intend to file with the SEC a registration statement on Form S-8 covering our shares of common stock issuable under our Stock Incentive Plan.

Management Stockholders Agreement

Each of our executives officers and directors have entered into the Management Stockholders Agreement dated as of September 23, 2013, between the company and certain other parties thereto, or the Management Stockholders Agreement. The Management Stockholders Agreement provides the company with certain rights that effectively restrict the transfer of our shares except for (i) transfers pursuant to this offering, (ii) transfers effected to the public pursuant to Rule 144 after this offering, (iii) transfers effected by participants pursuant to our bring along rights, (iv) transfers effected by participants pursuant to their tag alone rights, (v) transfers effected pursuant to our rights of first refusal, and (vi) any permitted transfer that is a gift to a participant's immediate family. The Management Stockholders Agreement also contain agreements among the parties with respect to, among other things, restrictions on the issuance or transfer of shares, including tag-along rights and drag-along rights, registration rights (including customary indemnification provisions) and call options.

2013 Director Compensation Table

The following table sets forth information concerning the compensation for our non-employee directors during the fiscal year ended December 31, 2013. The employee directors, Genstar affiliated directors and KKR affiliated directors did not receive compensation for serving on the board of directors or its committees and, as a result, are not listed in the table below.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Melvin D. Booth	127,055	—	198,100	325,155
Robert E. Conway	50,822	—	155,650	206,472
George T. Shaheen	50,822	—	155,650	206,472
Terrance J. Bieker	50,822	905,850	1,846,575	2,803,247

(1)
The amounts for Messrs. Booth, Conway, Shaheen and Bieker reflect a pro-rated portion of the annual retainer due to their partial year as a director.

(2)
We did not award any options to purchase our common stock to non-employee directors in fiscal year 2013 and our non-employee directors did not have any option awards outstanding as of December 31, 2013. In connection with the February 2013 dividend we paid to Mr. Bieker, the per share exercise prices on his 2007 performance based vesting options were reduced by an amount equal to the per share amounts of such dividend. There was incremental fair value calculated in accordance with Topic 718 with respect to the option awards that were modified. Therefore, amounts included in this column for Mr. Bieker reflect incremental fair value calculated in accordance with Topic 718 in the amount of $905,850.

(3)
Includes $183,950, $141,500, $141,500 and $1,846,575 for Messrs. Booth, Conway, Shaheen and Bieker, respectively, which was a result of the February 2013 dividend, whereby a cash payment of $2.83 per share, an amount equal to the cash dividend paid to our stockholders in February 2013, which was payable as a one-time cash bonus to holders of vested options subject to time-based vesting and $14,150 for each of Messrs. Booth, Conway and Shaheen, which is a cash dividend paid to holders of time-based vesting options that vested upon the KKR Transaction.

Narrative to 2013 Director Compensation Table

We compensate our non-employee independent directors for their service on our board of directors, but do not pay director fees to our directors who are our employees or who are affiliated with KKR or Genstar. Our chairman of the board receives an annual cash retainer of $175,000 and our remaining independent directors receive an annual cash retainer of $70,000. In connection with the KKR Transaction, all of the company's non-employee directors listed in the table above resigned from the board of directors and its committees effective September 23, 2013 and their annual cash retainer for service on the company's board of directors was pro-rated accordingly.

We do not have any annual equity program to compensate our non-employee independent directors. However, our non-employee independent directors each received an initial option grant to purchase our common stock in connection with their board service, with a per share exercise price equal to the per share fair market value of the underlying shares on the grant date. The shares subject to the option vest in equal installments on each of anniversary of the date of grant for the first four years following the date of grant, such that the option shall be fully vested four years after the date of grant, subject to the holder continuing to provide services to the company through each such vesting date. In addition, the option awards will vest in full upon a change in control (as defined in our Stock Incentive Plan).

In addition, we provide reimbursement to our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors. Our non-employee independent directors are not entitled to receive any additional fees. We intend to adopt a formal non-employee director compensation policy following the completion of this offering. Members of our board of directors will continue to be reimbursed for travel and other out-of-pocket expenses.

In February 2013, our board of directors approved the February 2013 Dividend. Holders of vested options received the 2013 Option Dividend Payments multiplied by the number of shares vested under their outstanding options. In addition, in order to accurately reflect the impact of the payment of the February 2013 Dividend, the per share exercise prices of all options with performance-based vesting were reduced by an amount equal to the per share amounts of such dividends. Accordingly, in February 2013, the exercise price per share was reduced by $2.83 for an aggregate of 457,500 shares subject to outstanding options held by Bieker. Because we adjusted the exercise price of options with performance-based vesting previously awarded to Mr. Bieker as a result of the February 2013 Dividend, the incremental fair value for such adjusted options, computed as of the dividend date is included in footnote (2) to the "2013 Director Compensation Table" above. In addition, the target prices per share comprising the performance vesting targets set forth in the vesting schedules of the performance-based option agreements were also equitably reduced by $2.83 to reflect the 2013 Option Dividend Payments.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following includes a summary of transactions during the last three years to which we have been a party and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than certain equity and other compensation, termination, change in control and other arrangements, which are described under "Executive and Director Compensation."

Arrangements with our Executive Officers

In connection with the PRA Acquisition, we entered into letter agreements with certain members of PRA Holdings' management, including each of our executive officers, pursuant to which such members agreed to invest in our stock, generally though the rolling over of a portion of their then current issuer stock options, and/or through the purchase of our shares with cash. Colin Shannon, our Chief Executive Officer and the Chairman of our board of directors, rolled over 1,454,056 options valued at approximately $5.5 million. Linda Baddour, our Chief Financial Officer, rolled over 904,469 options valued at approximately $3.4 million. David Dockhorn, our Corporate Compliance Officer, rolled over 397,915 options valued at approximately $1.5 million. None of Mr. Shannon, Ms. Baddour or Mr. Dockhorn purchased our shares with cash. Furthermore, our board of directors granted options to purchase shares of our common stock to certain members of management and key employees, including to our executive officers, in December 2013.

In connection with their rollover of existing options and the grants of new options described above, the participating members of our management, including our executive officers, were required to enter into a Management Stockholder's Agreement and a Sale Participation Agreement, as well as an option rollover agreement and/or stock option agreement, as applicable.

Below are brief summaries of the principal terms of the Management Stockholder's Agreement and the Sale Participation Agreement, each of which are qualified in their entirety by reference to the agreements themselves, forms of which were filed as exhibits to the registration statement of which this prospectus is a part.

Management Stockholder's Agreement

The Management Stockholder's Agreement imposes significant restrictions on transfers of shares of our common stock.

Generally, shares will be nontransferable by any means at any time prior to the earlier of a "Change in Control" (as defined in the Management Stockholder's Agreement) or the fifth anniversary of the closing date of the KKR Transaction (September 23, 2018), except (i) sales pursuant to an effective registration statement under the Securities Act filed by the Company in accordance with the Management Stockholder's Agreement, (ii) a sale pursuant to the Sale Participation Agreement (described below), (iii) a sale to certain "Permitted Transferees" (as defined in the Management Stockholder's Agreement) or (iv) as otherwise permitted by KKR PRA Investors.

In connection with this offering, we have agreed to waive such transfer restrictions for all employees subject to the Management Stockholder's Agreement (other than our senior management group, which includes our executive officers) that were not permitted to participate in this offering with respect to the number of shares of our common stock equal to the number of shares of common stock such employees could have required us to register in this offering had we elected to grant them "piggyback rights."

In the event that a registration statement is filed with respect to our common stock in the future, the Management Stockholder's Agreement prohibits management stockholders from selling shares not included in the registration statement from the time of receipt of notice until 180 days (in the case of an initial public offering) or 90 days (in the case of any other public offering) of the date of the related prospectus. The Management Stockholder's Agreement also provides for the management stockholder's ability to cause us to repurchase their outstanding stock and options in the event of the management stockholder's death or disability, and for our ability to cause the management stockholder to sell their stock or options back to the Company upon certain termination events.

Additionally, following the initial public offering of our common stock, management stockholders, including our senior management group, will have limited "piggyback" registration rights with respect to their shares of common stock. The maximum number of shares of common stock which a management stockholder may register is generally proportionate with the percentage of common stock being sold by KKR PRA Investors (relative to their holdings thereof).

Sale Participation Agreement

The Sale Participation Agreement grants management stockholders the right to participate in any private direct or indirect sale of shares of common stock by the KKR PRA Investors (such right being referred to herein as the "Tag-Along Right"), and requires all management stockholders to participate in any such private sale if so elected by KKR PRA Investors in the event that it is proposing to sell stock in a transaction that would constitute a "Change in Control" (as defined in the Management Stockholder's Agreement) (such right being referred to herein as the "Drag-Along Right"). The number of shares of common stock which would be required to be sold by a management stockholder pursuant to the exercise of the Drag-Along Right will be the sum of the number of shares of common stock then owned by the management stockholder and his affiliates plus all shares of common stock the management stockholder is entitled to acquire under any unexercised options (to the extent such options are exercisable or would become exercisable as a result of the consummation of the proposed sale), multiplied by a fraction (x) the numerator of which shall be the aggregate number of shares of common stock proposed to be transferred by KKR PRA Investors in the proposed sale and (y) the denominator of which shall be the total number of shares of common stock owned by KKR PRA Investors. Management stockholders will bear their pro rata share of any fees, commissions, adjustments to purchase price, expenses or indemnities in connection with any sale under the Sale Participation Agreement.

Arrangements with KKR

Stockholders Agreement

In connection with this offering, we expect to enter into a stockholders agreement with certain affiliates of KKR. This agreement will grant affiliates of KKR the right to nominate to our board of directors a number of designees equal to: (i) at least a majority of the total number of directors comprising our board of directors at such time as long as affiliates of KKR beneficially own at least 50% of the shares of our common stock entitled to vote generally in the election of our directors; (ii) at least 40% of the total number of directors comprising our board of directors at such time as long as affiliates of KKR beneficially own at least 40% but less than 50% of the shares of our common stock entitled to vote generally in the election of our directors; (iii) at least 30% of the total number of directors comprising our board of directors at such time as long as affiliates of KKR beneficially own at least 30% but less than 40% of the shares of our common stock entitled to vote generally in the election of our directors; (iv) at least 20% of the total number of directors comprising our board of directors at such time as long as affiliates of KKR beneficially own at least 20% but less 30% of the shares of our common stock entitled to vote generally in the election of our directors; and (v) at least 10% of the total number of directors comprising our board of directors at such time as long as affiliates of KKR beneficially own at least 5% but less than 20% of the shares of our common stock entitled to vote generally in the election of our directors. For purposes of calculating the number of directors that affiliates of KKR are entitled to nominate pursuant to the formula outlined above, any fractional amounts would be rounded up to the nearest whole number and the calculation would be made on a pro forma basis, taking into account any increase in the size of our board of directors (e.g., one and one quarter (1 1/4) directors shall equate to two directors). In addition, in the event a vacancy on the board of directors is created by the death, disability, retirement or resignation of a KKR director designee, affiliates of KKR shall, to the fullest extent permitted by law, have the right to have the vacancy filled by a new KKR director-designee.

Registration Rights Agreement

KKR PRA Investors and its general partner entered into a registration rights agreement with us in connection with the KKR Transaction. Pursuant to this agreement, the KKR PRA Investors can cause us to register shares of our common stock held by it under the Securities Act and, if requested, to maintain a shelf registration statement effective with respect to such shares. KKR PRA Investors is also entitled to participate on a pro rata basis in any registration of our common stock under the Securities Act that we may undertake. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify KKR PRA Investors and members of management participating in any offering against certain liabilities which may arise under the Securities Act of 1933, as amended.

Monitoring Agreement

In connection with the PRA Acquisition, we entered into a monitoring agreement with an affiliate of KKR pursuant to which such entity provides management services to us and our affiliates. Pursuant to such agreement, we paid an aggregate annual management fee equal to $2.0 million for the fiscal year ending December 31, 2013 to such entity, which will increase by 5.0% each fiscal year thereafter, and reimburse out-of-pocket expenses incurred in connection with the provision of services pursuant to the monitoring agreement. We paid management fees of $1.1 million to KKR during the six months end June 30, 2014. The monitoring agreement provides a termination fee based on the net present value of future payment obligations under the monitoring agreement, under certain circumstances in which the monitoring agreement is terminated by us. In connection with this offering, we expect to terminate the monitoring agreement in accordance with its terms and expect to pay a termination fee equal to approximately $                million.

Transaction Fee Agreement

We entered into a transaction fee agreement with certain affiliates of KKR, pursuant to which we also paid to such entities fees which were approximately $18.0 million in the aggregate in connection with services provided in connection with the PRA Acquisition and the RPS Acquisition.

Indemnification Agreement

In connection with entering into the monitoring and transaction fee agreements, we also entered into a separate indemnification agreement with an affiliate of KKR which provides customary exculpation and indemnification provisions in favor of such entity and its affiliates in connection with the services provided to us under the monitoring and transaction fee agreements.

The KKR Transaction

On September 23, 2013, affiliates KKR, a private equity firm, acquired PRA Holdings for $1.4 billion pursuant to a plan of merger among us, the merger sub and Genstar. Also on September 23, 2013, we acquired RPS Parent Holding Corp., a global CRO, for $274.3 million, or the RPS Acquisition. These transactions included an equity contribution by affiliates of KKR to us of $454.8 million, as a result of which KKR PRA Investors acquired approximately 91 million shares of our common stock and became our controlling shareholder.

The CRI Lifetree Transaction

In order to fund the acquisition of CRI Lifetree on December 2, 2013, affiliates of KKR made an equity contribution to us of $13.5 million in return for the issuance to KKR PRA Investors of an additional 2.7 million shares of our common stock.

Relationship with KKR Capital Markets

KKR Capital Markets LLC, an affiliate of KKR, acted as a lead arranger and joint bookrunner for our Senior Secured Credit Facilities and a joint book-running manager under the Senior Notes. We paid KKR Capital Markets LLC underwriter fees and transaction fees of $0.7 million and $0.9 million, respectively, during the period from September 23, 2013 to December 31, 2013.

Relationship with Capstone Consulting LLC

In connection with the September 23, 2013 closing of the PRA Acquisition and RPS Acquisition, we paid $2.3 million of fees to Capstone Consulting LLC, a consulting company that works exclusively with KKR's portfolio companies for services related to the Acquisitions and a one-year consulting engagement.

Relationship with KKR Asset Management LLC

At June 30, 2014 KKR Asset Management LLC, an affiliate of KKR, held $23.1 million of the Senior Secured Term Loan Facility. At December 31, 2013, KKR Asset Management LLC held $28.0 million of the Senior Secured Term Loan Facility.

Policies and Procedures for Related Person Transactions

Our board of directors intends to adopt a written related person transaction policy, to be effective upon the consummation of this offering, to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of June 30, 2014 by:

  •
  each person known by us to beneficially own more than 5% of our common stock;

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our executive officers and directors as a group; and

  •
  the selling stockholder.

A person is a "beneficial owner" of a security if that person has or shares voting or investment power over the security or if that person has the right to acquire beneficial ownership within 60 days. Unless otherwise noted, these persons may be contacted at our executive offices and, to our knowledge, have sole voting and investment power over the shares listed. Percentage computations are based on 94,470,878 shares of our common stock outstanding as of June 30, 2014 and                     shares of common stock expected to be outstanding following this offering, including the                     shares of our common stock offered by us hereby. As of June 30, 2014, there were seven holders of record of our common stock.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering			Shares Beneficially Owned After Over-Allotment
			Shares to be Sold in This Offering			Shares to be Sold in This Over-Allotment
Name of Beneficial Owner	Number	Percentage		Number	Percentage		Number	Percentage
5% Stockholders
Investment funds affiliated with KKR(1)	93,660,000	99.14%
Named Executive Officers
Colin Shannon(2)	1,454,056	*	—	1,454,056	*	—	1,454,056	*
Linda Baddour(3)	904,469	*	—	904,469	*	—	904,469	*
David Dockhorn(4)	397,915	*	—	397,915	*	—	397,915	*
Directors
James C. Momtazee(5)	—		—	—		—	—
Ali J. Satvat(5)	—		—	—		—	—
Max C. Lin(5)	—		—	—		—	—
All executive officers and directors as a group (6 persons)(6)	2,756,440	*	—	2,756,440	*	—	2,756,440	*

*
Less than 1%

(1)
Includes 93,660,000 shares directly owned by KKR PRA Investors L.P. KKR PRA Investors L.P. has identified itself as an affiliate of a broker-dealer and has represented to us that (a) the shares of our common stock shown above as being held by such entity were purchased by it in the ordinary course of business, and (b) at the time of such purchase, such entity had no arrangements or understandings, directly or indirectly, with any person to distribute such shares of our common stock. KKR PRA Investors GP LLC is the sole general partner of KKR PRA Investors L.P. KKR North America Fund XI L.P. is the sole member of KKR PRA Investors GP LLC. KKR Associates North America XI is the general partner of KKR North America Fund XI. KKR North America XI Limited is the general partner of KKR Associates North America XI. KKR Fund Holdings L.P. is the sole shareholder of KKR North America XI Limited. KKR Fund Holdings GP Limited is a general partner of KKR North America Fund XI L.P. KKR Group Holdings L.P. is the sole shareholder of KKR Fund Holdings GP Limited and a general partner of KKR North America Fund XI L.P. KKR Group Limited is the general partner of KKR Group Holdings L.P. KKR & Co. L.P. is the sole shareholder of KKR Group Limited. KKR Management LLC is the general partner of KKR & Co. L.P. Messrs. Henry R. Kravis and George R. Roberts are the designated members of KKR Management LLC and may be deemed to share voting and dispositive power with respect to the shares directly owned or beneficially owned by KKR PRA Investors L.P. Each of KKR PRA Investors GP LLC, KKR North America Fund XI L.P., KKR North America Fund XI L.P., KKR Fund Holdings GP Limited, KKR Group Holdings L.P., KKR Group Limited, KKR & Co. L.P., KKR Management LLC, and Messrs. Kravis and Roberts may be deemed to be the beneficial owner of the securities held by KKR PRA Investors L.P., but each disclaim beneficial ownership of such securities. The principal business address of each of the entities and persons identified in this and the paragraph above, except Mr. Roberts, is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, NY, 10019. The principal business address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(2)
Includes options exercisable for 1,454,056 shares. On December 20, 2013, Mr. Shannon was granted an option to purchase an aggregate of 1,400,000 shares of Company common stock. A portion of the option will vest over a period of five years and the balance of the option will vest, if at all, based on the attainment by KKR of specified returns on its investment in the Company.

(3)
Includes options exercisable for 904,469 shares. On December 20, 2013, Ms. Baddour was granted an option to purchase an aggregate of 930,000 shares of Company common stock A portion of the option will vest over a period of five years and the balance of the option will vest, if at all, based on the attainment by KKR of specified returns on its investment in the Company.

(4)
Includes options exercisable for 397,915 shares. On December 20, 2013, Mr. Dockhorn was granted an option to purchase an aggregate of 400,000 shares of Company common stock. A portion of the option will vest over a period of five years and the balance of the option will vest, if at all, based on the attainment by KKR of specified returns on its investment in the Company.

(5)
Mssrs. Momtazee, Satvat and Lin are executives of KKR. Each of Mssrs. Momtazee, Satvat and Lin disclaims beneficial ownership of shares beneficially owned by KKR PRA Investors L.P. or its affiliates.

(6)
Includes shares that are owned or may be deemed to be owned by current directors and executive officers.

 DESCRIPTION OF CAPITAL STOCK

General

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of the offering, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware, or the DGCL.

Authorized Capital

At the time of the closing of this offering, our authorized capital stock will consist of:

  •
                 shares of common stock, par value $0.01 per share, of which                shares are issued and outstanding as of                      , 2014, and;

  •
                 shares of preferred stock, of which no shares are issued and outstanding.

As of June 30, 2014, there were seven holders of record of our common stock.

Immediately following the closing of this offering, there are expected to be               shares of common stock issued and outstanding and no shares of preferred stock outstanding.

Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Voting Rights — Holders of our common stock are entitled to one vote for each share held of record on all matters to which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Dividends — The DGCL permits a corporation to declare and pay dividends out of "surplus" or, if there is no "surplus," out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. "Surplus" is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant.

Liquidation — Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Rights and Preferences — Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by NASDAQ, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors may determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

  •
  the designation of the series;

  •
  the number of shares of the series, which our Board may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

  •
  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

  •
  the dates at which dividends, if any, will be payable;

  •
  the redemption rights and price or prices, if any, for shares of the series;

  •
  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

  •
  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our Company;

  •
  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our Company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

  •
  restrictions on the issuance of shares of the same series or of any other class or series; and

  •
  the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire

us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of our Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but unissued capital stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of NASDAQ, which would apply if and so long as our common stock remains listed on NASDAQ, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified board of directors

Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors are elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors are fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Business combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder, unless:

  •
  prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

  •
  at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. For purposes of this section only, "voting stock" has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our restated certificate of incorporation provides that KKR and its affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute "interested stockholders" for purposes of this provision.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when KKR and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders agreement with affiliates of KKR, any vacancies on our board of directors are filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when KKR and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by stockholders).

No cumulative voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors are able to elect all our directors.

Special stockholder meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, at any time when KKR and its affiliates beneficially own, in the aggregate, at least 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of KKR and its affiliates. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Requirements for advance notification of director nominations and stockholder proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be "properly brought" before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder's notice. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions do not apply to KKR and its affiliates so long as the stockholders agreement with affiliates of KKR remains in effect. See "Certain Relationships and Related Party Transactions — Arrangements with KKR — Stockholders Agreement." These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to influence or obtain control of our Company.

Stockholder action by written consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent at any time when KKR and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors.

Supermajority provisions

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as KKR and its affiliates beneficially own, in the aggregate, at least 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy and entitled to vote on such amendment, alteration, rescission or repeal. At any time when KKR and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation's certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation provides that at any time when KKR and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:

  •
  the provision requiring a 66 2/3% supermajority vote for stockholders to amend our bylaws;

  •
  the provisions providing for a classified board of directors (the election and term of our directors);

  •
  the provisions regarding resignation and removal of directors;

  •
  the provisions regarding competition and corporate opportunities;

  •
  the provisions regarding entering into business combinations with interested stockholders;

  •
  the provisions regarding stockholder action by written consent;

  •
  the provisions regarding calling special meetings of stockholders;

  •
  the provisions regarding filling vacancies on our board of directors and newly created directorships;

  •
  the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

  •
  the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers, delaying, or preventing changes in control of our management or our Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters' Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders' Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder's stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director or officer of our Company to the Company or the Company's stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our Company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries' employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, each of KKR or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates has no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that KKR or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders' derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors' and officers' liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                             .

Listing

Our common stock will be listed on the NASDAQ Global Market under the symbol "PRAH."

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we intend to apply to have our common stock listed on the NASDAQ Global Market, we cannot assure you that there will be an active public market for our common stock.

Upon the closing of this offering, we will have outstanding an aggregate of                        shares of common stock, assuming the issuance of                        shares of common stock offered by us in this offering and no exercise of options after                        , 2014. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining                        shares of common stock will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
90 days after the date of this prospectus
180 days after the date of this prospectus

In addition, of the 15,706,078 shares of our common stock that were subject to stock options outstanding as of June 30, 2014, options to purchase 4,765,578 shares of common stock were vested as of June 30, 2014 and, upon exercise, these shares will be eligible for sale subject to the lock-up agreements described below and Rules 144 and 701 under the Securities Act.

Lock-Up Agreements

We, our officers, directors and holders of all or substantially all our outstanding capital stock have agreed, subject to specified exceptions, not to directly or indirectly:

  •
  sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

  •
  otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

  •
  publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior joint written consent of Jefferies LLC, or Jefferies, and Citigroup Global Markets Inc., or Citi.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

                        may, in its sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Rule 144

Affiliate resales of restricted securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in "broker's transactions" or certain "riskless principal transactions" or to market makers, a number of shares within any three month period that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately               shares immediately after this offering; or

  •
  the average weekly trading volume in our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and NASDAQ concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-affiliate resales of restricted securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer's employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our equity incentive plans. We expect to file the registration statement covering shares offered pursuant to our equity incentive plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144, other than the holding period requirement.

Registration Rights

Upon the closing of this offering, the holders of                        shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See "Certain Relationships and Related Person Transactions — Registration Rights Agreement" for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

 MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of material United States federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code.

A "non-U.S. holder" means any beneficial owner of our common stock (other than a partnership for United States federal income tax purposes) that is not for United States federal income tax purposes any of the following:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code and regulations, rulings and judicial decisions, in each case in effect as of the date hereof. Those authorities may be changed or be subject to differing interpretations, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below and which may adversely affect a non-U.S. holder of our common stock. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances (including the Medicare contribution tax on net investment income). In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, "controlled foreign corporation," "passive foreign investment company," or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If an entity treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the

non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied, including timely furnishing to the applicable withholding agent a valid Internal Revenue Service Form W-8ECI. Instead, such dividends are subject to United States federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable Internal Revenue Service Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the taxable disposition of our common stock generally will not be subject to United States federal income tax unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  we are or have been a "United States real property holding corporation" for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the disposition under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain generally in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

We believe we are not and do not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder, the non-U.S. holder's name and address, and the tax withheld, if any, with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies, on an applicable Internal Revenue Service Form W-8, under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies, on an applicable Internal Revenue Service Form W-8, under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as "FATCA"), a 30% United States federal withholding tax may apply to any dividends paid on our common stock, and, for a disposition of our common stock occurring after December 31, 2016, the gross proceeds from such disposition, in each case paid to (i) a "foreign financial institution" (as specifically defined in the Code) which does not provide sufficient documentation, typically on Internal Revenue Service Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a "non-financial foreign entity" (as specifically defined in the Code) which does not provide sufficient documentation, typically on Internal Revenue Service Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under "—Dividends," the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Jefferies and Citi are acting as joint book-running managers of the offering and representatives of the underwriters named below. In addition, KKR Capital Markets LLC, UBS Securities LLC, Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC are joint book-running managers in the offering. Subject to the terms and conditions set forth in the underwriting agreement, dated                        2014, among us, the selling stockholder and Jefferies and Citi, we and the selling stockholder have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholder, the respective number of shares of common stock shown opposite its name below:

Underwriter	Number of Shares
Jefferies LLC
Citigroup Global Markets Inc
KKR Capital Markets LLC
UBS Securities LLC
Credit Suisse Securities (USA) LLC
Wells Fargo Securities, LLC
Robert W. Baird & Co. Incorporated
William Blair & Company, L.L.C

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers' certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling stockholder have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The notes will constitute a new class of securities with no established trading market. The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and the selling stockholder and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to discretionary accounts to exceed          % of the total number of shares of common stock being offered.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $               per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $               per share of common stock to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we and the selling stockholder are to pay the underwriters and the proceeds, before expenses, to us and the selling stockholder in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us
Proceeds to us, before expenses
Underwriting discounts and commissions paid by the selling stockholder
Proceeds to the selling stockholder before expenses

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $               . We estimate expenses payable by the selling stockholder in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $               .

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We intend to apply to have our common stock approved for listing on the NASDAQ Global Market under the trading symbol "PRAH".

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

The selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of               shares from the selling stockholder at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter's initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all our outstanding capital stock have agreed, subject to specified exceptions, not to directly or indirectly:

  •
  sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

  •
  otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

  •
  publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies and Citi acting together.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

Jefferies and Citi acting together may, in their sole discretion and at any time or from time to time before the termination of the 180th day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either "covered" short sales or "naked" short sales.

"Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

"Naked" short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter's purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

None of we, the selling stockholder or any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses. See "Use of Proceeds."

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the shares of common stock or possession or distribution of this prospectus or any other offering or publicity material relating to the shares of common stock in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any shares of common stock or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of the shares of common stock by it will be made on the same terms.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), an offer to the public of any common shares which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  •
  to any legal entity which is a "qualified investor" as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters or the underwriters nominated by us for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common shares shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer common shares to the public" in relation to the common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe to the common shares, as the same may be varied in that

Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a "relevant person").

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Australia

This prospectus is not a disclosure document for the purposes of Australia's Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

  •
  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

  •
  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

  •
  a person associated with the Company under Section 708(12) of the Corporations Act; or

  •
  a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong, or SFO, and any rules made under that Ordinance; or in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong, or CO, or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside

Hong Kong or only to "professional investors" as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  •
  where no consideration is or will be given for the transfer;

  •
  where the transfer is by operation of law;

  •
  as specified in Section 276(7) of the SFA; or

  •
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

CONFLICTS OF INTEREST

Affiliates of KKR beneficially own in excess of 10% of our issued and outstanding common stock. Because KKR Capital Markets LLC is an Underwriter in this offering and its affiliates own in excess of 10% of our issued and outstanding common stock, KKR Capital Markets LLC is deemed to have a "conflict of interest" under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a "qualified independent underwriter" is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of Rule 5121. KKR Capital Markets LLC will not confirm sales of the securities to any account over which they exercise discretionary authority without the specific written approval of the account holder.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Latham & Watkins LLP, New York, New York has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

Certain partners of Simpson Thacher & Bartlett LLP, members of their respective families, related persons and others have an indirect interest, through limited partnerships that are investors in funds affiliated with KKR, in less than 1% of our common stock.

EXPERTS

The consolidated financial statements of PRA Health Sciences, Inc. and subsidiaries as of December 31, 2013 and for the period from September 23, 2013 to December 31, 2013 and the consolidated financial statements of PRA Holdings, Inc. and subsidiaries from January 1, 2013 to September 22, 2013 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph related to the acquisition of PRA Holdings, Inc. by PRA Health Sciences, Inc. on September 23, 2013. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of PRA Holdings, Inc. and subsidiaries as of and for the year ended December 31, 2012 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of ClinStar, LLC as of December 31, 2012 and 2011, and for each of the years then ended, included in this prospectus have been so included in reliance on the report of BDO USA, LLP, independent accountants, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of RPS Parent Holding Corp. and subsidiaries at December 31, 2012 and 2011, and for the year ended December 31, 2012 and for the period from February 18, 2011 through December 31, 2011, and the consolidated financial statements of Research Pharmaceutical Services, Inc. and subsidiaries for the period from January 1, 2011 through February 17, 2011, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth on their reports thereon appearing elsewhere herein, and are included in reliance on such reports, given on the authority of said firm as experts in accounting and auditing.

The consolidated balance sheets of CRI Holding Company, LLC and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, changes in members' equity, and cash flows for each of the years in the two-year period ended December 31, 2012 have been audited by EisnerAmper LLP, independent registered public accounting firm, as stated in their report which is incorporated herein. Such financial statements have been incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. You may read and copy this information at the Public Reference Room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

Index to Consolidated Financial Statements

Page
Audited Consolidated Financial Statements of PRA Health Sciences, Inc.
Reports of Independent Registered Public Accounting Firms	F-3
Consolidated Balance Sheets as of December 31, 2013 and 2012	F-5
Consolidated Statements of Operations for the Periods September 23, 2013 to December 31, 2013, January 1, 2013 to September 22, 2013, and the Year Ended December 31, 2012	F-6
Consolidated Statements of Comprehensive (Loss) Income for the Periods September 23, 2013 to December 31, 2013, January 1, 2013 to September 22, 2013, and the Year Ended December 31, 2012	F-7
Consolidated Statements of Changes in Stockholders' Equity for the Periods September 23, 2013 to December 31, 2013, January 1, 2013 to September 22, 2013, and the December 31, 2012	F-8
Consolidated Statements of Cash Flows for the Periods September 23, 2013 to December 31, 2013, January 1, 2013 to September 22, 2013, and the Year Ended December 31, 2012	F-9
Notes to Consolidated Financial Statements	F-10
Unaudited Consolidated Financial Statements of PRA Health Sciences, Inc.
Consolidated Condensed Balance Sheets as of June 30, 2014 and December 31, 2013	F-51
Consolidated Condensed Statements of Operations for the Three and Six Months Ended June 30, 2014 and 2013	F-52
Consolidated Condensed Statements of Comprehensive Income (Loss) for the Three and Six Months Ended June 30, 2014 and 2013	F-53
Consolidated Condensed Statements of Cash Flows for the Three and Six Months Ended June 30, 2014 and 2013	F-54
Notes to Consolidated Condensed Financial Statements	F-55
Audited Consolidated Financial Statements of ClinStar, LLC
Independent Auditor's Report	F-75
Consolidated Balance Sheets as of December 31, 2012 and 2011	F-76
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2012 and 2011	F-77
Consolidated Statements of Member's Equity for the Years Ended December 31, 2012 and 2011	F-78
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012 and 2011	F-79
Notes to Consolidated Financial Statements	F-80
Audited Consolidated Financial Statements of RPS Parent Holding Corp. and Subsidiaries (Successor and Predecessor)
Reports of Independent Auditors	F-89
Consolidated Balance Sheets as of December 31, 2012 and 2011	F-91

Consolidated Statements of Operations for the Year Ended December 31, 2012 (Successor) and the Period from February 18 through December 31, 2011 (Successor) and the Period from January 1 through February 17, 2011 (Predecessor)

F-92

Page

Consolidated Statements of Comprehensive Loss for the Year Ended December 31, 2012 (Successor) and the Period from February 18 through December 31, 2011 (Successor) and the Period from January 1 through February 17, 2011 (Predecessor)

F-93

Consolidated Statements of Stockholders' Equity for the Year Ended December 31, 2012 (Successor) and the Period from February 18, 2011 through December 31, 2011 (Successor) and the Period from January 1 through February 17, 2011 (Predecessor)

F-94

Consolidated Statements of Cash Flows for the Year Ended December 31, 2012 (Successor) and the period from February 18 through December 31, 2011 (Successor) and the Period from January 1 through February 17, 2011 (Predecessor)

F-95
Notes to Consolidated Financial Statements	F-96
Unaudited Consolidated Financial Statements of RPS Parent Holding Corp. and subsidiaries
Condensed Consolidated Balance Sheets as of June 30, 2013 and December 31, 2012	F-119
Condensed Consolidated Statements of Operations for the Six Months Ended June 30, 2013 and 2012	F-120
Condensed Consolidated Statements of Comprehensive Loss for the Six Months Ended June 30, 2013 and 2012	F-121
Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2013 and 2012	F-122
Notes to Condensed Consolidated Financial Statements	F-123
Audited Consolidated Financial Statements of CRI Holding Company, LLC and Subsidiaries
Independent Auditors' Report	F-140
Consolidated Balance Sheets as of December 31, 2012 and 2011	F-141
Consolidated Statements of Income for the Years Ended December 31, 2012 and 2011	F-142
Consolidated Statements of Changes in Members' Equity for the Years Ended December 31, 2012 and 2011	F-143
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012 and 2011	F-144
Notes to Consolidated Financial Statements	F-145
Unaudited Consolidated Financial Statements of CRI Holding Company, LLC and Subsidiaries
Consolidated Condensed Balance Sheets as of September 30, 2013 and December 31, 2012	F-162
Consolidated Condensed Statements of Income for the Nine Months Ended September 30, 2013 and 2012	F-163
Consolidated Condensed Statements of Cash Flows for the Nine Months Ended September 30, 2013 and 2012	F-164
Notes to Consolidated Condensed Financial Statements	F-165

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
PRA Health Sciences, Inc.
Raleigh, North Carolina

We have audited the accompanying consolidated balance sheet of PRA Health Sciences, Inc. (formerly PRA Global Holdings, Inc.) and subsidiaries (the "Company") as of December 31, 2013, and the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity, and cash flows for the period from September 23, 2013 to December 31, 2013. We have also audited the accompanying consolidated statements of operations, comprehensive loss, changes in stockholders' equity, and cash flows of PRA Holdings, Inc. and subsidiaries (the "Predecessor") for the period from January 1, 2013 to September 22, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Predecessor as of and for the year ended December 31, 2012 were audited by other auditors whose report, dated February 27, 2013, except for Note 21, as to which the date is May 16, 2013, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Neither the Company nor the Predecessor are required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's or the Predecessor's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of PRA Health Sciences, Inc. and subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for the period from September 23, 2013 to December 31, 2013, and the consolidated results of PRA Holdings, Inc. and subsidiaries' operations and cash flows for the period from January 1, 2013 to September 22, 2013, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, on September 23, 2013, PRA Holdings, Inc. together with its subsidiaries became a wholly-owned subsidiary of PRA Health Sciences, Inc.

/s/ DELOITTE & TOUCHE LLP
Raleigh, North Carolina
July 16, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
PRA Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations, of comprehensive income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of PRA Holdings, Inc. and its subsidiaries at December 31, 2012, and the results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Raleigh, North Carolina
February 27, 2013,
except for Note 21, as to which the date is May 16, 2013

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	Successor	Predecessor
	December 31, 2013	December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$72,155	$109,211
Restricted cash	8,760	—
Accounts receivable and unbilled services, net	294,984	184,891
Acquisition-related receivables	15,851	—
Prepaid expenses and other current assets	27,222	18,208
Income taxes receivable	9,798	3,092
Deferred tax assets	29,224	8,833

Total current assets	457,994	324,235
Fixed assets, net	75,827	50,961
Goodwill	1,099,081	490,675
Intangible assets, net	699,791	108,374
Deferred tax assets	1,026	422
Income taxes receivable	—	5,545
Investment in unconsolidated joint ventures	3,246	—
Deferred financing fees	41,373	—
Other assets	16,396	2,313

Total assets	$2,394,734	$982,525

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current portion of borrowings under credit facilities	$10,000	$—
Current portion of long-term debt	8,900	3,358
Accounts payable	27,686	17,314
Accrued expenses and other current liabilities	119,204	61,721
Income taxes payable	7,169	2,217
Deferred tax liabilities	416	146
Advance billings	295,889	221,162

Total current liabilities	469,264	305,918
Deferred tax liabilities	185,591	26,723
Long-term debt, net	1,245,812	451,076
Other long-term liabilities	26,732	22,851

Total liabilities	1,927,399	806,568

Commitments and contingencies (Note 15)
Stockholders' equity:
Preferred stock, $0.0001 par value, 5,000,000 authorized shares (Predecessor)	—	—
Common stock, $0.01 par value, 1,000,000,000 authorized shares; 94,444,212 issued and outstanding (Successor)	944	—
Common stock, $0.0001 par value, 95,000,000 authorized shares; 39,641,000 issued and outstanding (Predecessor)	—	4
Additional paid-in-capital	489,465	330,520
Accumulated other comprehensive income	16,869	2,176
Accumulated deficit	(39,943)	(156,743)

Total stockholders' equity	467,335	175,957

Total liabilities and stockholders' equity	$2,394,734	$982,525

The accompanying notes are an integral part of the consolidated financial statements.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Successor	Predecessor
	September 23, 2013- December 31, 2013	January 1, 2013- September 22, 2013	December 31, 2012
Revenue:
Service revenue	$324,362	$508,539	$597,072
Reimbursement revenue	54,854	103,531	102,664

Total revenue	379,216	612,070	699,736
Operating expenses:
Direct costs	222,776	304,102	358,572
Reimbursable out-of-pocket costs	54,854	103,531	102,664
Selling, general and administrative	69,730	142,880	160,643
Transaction-related costs	29,180	47,486	—
Depreciation and amortization	25,333	25,144	30,687
Loss on disposal of fixed assets	—	225	1,560

(Loss) income from operations	(22,657)	(11,298)	45,610
Interest expense	(23,813)	(33,173)	(32,911)
Interest income	110	454	88
Loss on modification or extinguishment of debt	(7,211)	(21,678)	(9,683)
Foreign currency transaction losses, net	(4,117)	(3,641)	(7,841)
Other income (expense), net	1,180	(530)	183

Loss before income taxes and equity in losses of unconsolidated joint ventures	(56,508)	(69,866)	(4,554)
Benefit from income taxes	(17,186)	(22,079)	(1,847)

Loss before equity in losses of unconsolidated joint ventures	(39,322)	(47,787)	(2,707)
Equity in losses of unconsolidated joint ventures, net of tax	(621)	(603)	—

Net loss	$(39,943)	$(48,390)	$(2,707)

Net loss per share:
Basic	$(0.43)	$(1.22)	$(0.07)
Diluted	$(0.43)	$(1.22)	$(0.07)
Weighted average common shares outstanding:
Basic	92,260	39,643	39,641
Diluted	92,260	39,643	39,641

The accompanying notes are an integral part of the consolidated financial statements.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(IN THOUSANDS)

	Successor	Predecessor
	September 23, 2013- December 31, 2013	January 1, 2013- September 22, 2013	December 31, 2012
Net loss	$(39,943)	$(48,390)	$(2,707)
Other comprehensive income:
Foreign currency translation adjustments	15,061	2,454	7,124
Unrealized gains on derivative instruments, net of income taxes of $1,273, $0, and $0	1,808	—	—

Comprehensive (loss) income	$(23,074)	$(45,936)	$4,417

The accompanying notes are an integral part of the consolidated financial statements.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(IN THOUSANDS)

	Common Stock			Accumulated Other Comprehensive (Loss) Income
			Additional Paid-in Capital		Accumulated Deficit
	Shares	Amount				Total
Predecessor
Balance at December 31, 2011	39,641	$4	$423,664	$(4,948)	$(154,036)	$264,684
Stock-based compensation expense	—	—	11,610	—	—	11,610
Dividends declared	—	—	(104,754)	—	—	(104,754)
Net loss	—	—	—	—	(2,707)	(2,707)
Foreign currency translation	—	—	—	7,124	—	7,124

Balance at December 31, 2012	39,641	$4	$330,520	$2,176	$(156,743)	$175,957

Exercise of common stock options	—	—	105	—	—	105
Stock-based compensation expense	—	—	24,609	—	—	24,609
Dividends declared	—	—	(128,496)	—	—	(128,496)
Net loss	—	—	—	—	(48,390)	(48,390)
Foreign currency translation	—	—	—	2,454	—	2,454

Balance at September 22, 2013	39,641	$4	$226,738	$4,630	$(205,133)	$26,239

Successor
Balance at September 23, 2013	—	$—	$—	$—	$—	$—
Issuance of common stock	94,444	944	471,277	—	—	472,221
Fair value of vested stock options rolled over	—	—	18,056	—	—	18,056
Stock-based compensation expense	—	—	132	—	—	132
Net loss	—	—	—	—	(39,943)	(39,943)
Foreign currency translation	—	—	—	15,061	—	15,061
Unrealized gains on derivative instruments, net of tax	—	—	—	1,808	—	1,808

Balance at December 31, 2013	94,444	$944	$489,465	$16,869	$(39,943)	$467,335

The accompanying notes are an integral part of the consolidated financial statements.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Successor	Predecessor
	September 23, 2013- December 31, 2013	January 1, 2013- September 22, 2013	December 31, 2012
Cash flows from operating activities:
Net loss	$(39,943)	$(48,390)	$(2,707)
Adjustment to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	25,333	25,144	30,687
Amortization of debt issuance costs	1,608	1,916	4,324
Stock-based compensation	132	24,609	11,610
Unrealized foreign currency transaction loss	2,057	1,178	3,911
Loss on modification or extinguishment of debt	7,211	16,880	9,683
Loss on disposal of fixed assets	—	225	1,560
Change in acquisition-related contingent consideration	(1,103)	414	—
Equity in losses of unconsolidated joint ventures	795	807	—
Other reconciling items	(69)	(116)	937
Deferred income taxes	(21,980)	(29,215)	(7,378)
Changes in operating assets and liabilities:
Accounts receivable and unbilled services	13,947	6,427	17,649
Prepaid expenses and other assets	2,858	(6,388)	(4,430)
Accounts payable and other liabilities	(46,209)	70,270	4,982
Income taxes	3,130	(7,445)	(9,529)
Advance billings	28,294	(7,108)	37,960

Net cash (used in) provided by operating activities	(23,939)	49,208	99,259

Cash flows from investing activities:
Purchase of fixed assets	(4,910)	(14,806)	(18,067)
Acquisition of PRA Holdings, Inc., net of cash acquired	(667,441)	—	—
Acquisition of RPS Parent Holding Corp, net of cash acquired	(268,740)	—	—
Acquisition of CRI Lifetree, net of cash acquired	(77,868)	—	—
Acquisition of ClinStar LLC, net of cash acquired	—	(40,774)	—
Investment in unconsolidated joint ventures	—	(4,609)	—
Proceeds from the sale of fixed assets	—	10	9

Net cash used in investing activities	(1,018,959)	(60,179)	(18,058)

Cash flows from financing activities:
Proceeds from issuance of long-term debt, net of debt issuance costs withheld	1,263,443	93,246	283,698
Payment of debt discount	(8,250)	—	—
Payments for debt issuance costs	(48,957)	(1,030)	(206)
Repayment of long-term debt	(567,063)	(1,912)	(222,498)
Borrowings on line of credit	50,000	10,000	—
Repayments of line of credit	(40,000)	(10,000)	—
Proceeds from common stock issued	470,400	—	—
Proceeds from stock option exercises	—	105	—
Dividends paid	(4,346)	(127,280)	(101,607)
Principal repayments of fixed assets purchased under a financing agreement	(186)	(396)	(1,544)

Net cash provided by (used in) financing activities	1,115,041	(37,267)	(42,157)

Effects of foreign exchange changes on cash and cash equivalents	12	(462)	787

Change in cash and cash equivalents	72,155	(48,700)	39,831
Cash and cash equivalents, beginning of period	—	109,211	69,380

Cash and cash equivalents, end of period	$72,155	$60,511	$109,211

Cash paid during the period for:
Income taxes, net of refunds	$2,717	$1,639	$14,946
Interest	$12,735	$31,954	$27,708
Non-cash investing and financing activities:
Dividends declared but not paid	$—	$2,506	$3,147
Rollover of stock options and common shares	$19,877	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013

(1) Basis of Presentation

  The Company

PRA Health Sciences, Inc. and its subsidiaries (collectively, the "Company") is a full-service global contract research organization providing a broad range of product development services for pharmaceutical and biotechnology companies around the world. The Company's integrated services include data management, statistical analysis, clinical trial management, and regulatory and drug development consulting.

Effective September 23, 2013, all of the outstanding stock of PRA Holdings, Inc. ("PRA Holdings" or the "Predecessor Company") was acquired by affiliates of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), a private equity firm, for a gross purchase price of approximately $1.4 billion pursuant to a plan of merger by and among Pinnacle Holdco Parent, Inc. ("Parent"), Pinnacle Merger Sub, Inc. ("Merger Sub") and Genstar Capital Partners V, L.P. ("Genstar"). Upon completion of the merger (the "Merger"), the Merger Sub was folded into the Predecessor Company, which became a subsidiary of the Parent. On December 19, 2013, Pinnacle Holdco Parent, Inc. changed its name to PRA Global Holdings, Inc. and, on July 10, 2014 PRA Global Holdings, Inc. changed its name to PRA Health Sciences, Inc. See Note 2 — Business Combinations for further information on the Merger.

  Basis of Presentation

The Merger was accounted for as a business combination using the acquisition method of accounting in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification 805, "Business Combinations." KKR's costs of acquiring the Predecessor Company have been pushed-down to establish a new accounting basis for the Company. Accordingly, the consolidated financial statements are presented for two periods, Predecessor and Successor, which relate to the accounting periods preceding and succeeding the completion of the Merger. A vertical line separates the Predecessor and Successor periods on the face of the consolidated financial statements to highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting.

Successor — The consolidated financial statements as of December 31, 2013, and for the period from September 23, 2013 through December 31, 2013, include the accounts of the Company subsequent to the closing of the Merger on September 23, 2013.

Predecessor — The consolidated financial statements of the Predecessor Company through the closing of the Merger on September 22, 2013.

(2) Business Combinations

  Acquisition by KKR

Concurrent with the closing of the Merger, KKR contributed equity of $454.8 million and the Company entered into debt agreements totaling $1.3 billion. The debt agreements were comprised of a $825.0 million first lien term loan, a $125.0 million revolving line of credit that was undrawn at closing, and $375.0 million in subordinated notes. The proceeds were used to fund a portion of the total consideration paid, repay all outstanding debt of the Predecessor Company and pay transaction fees associated with the Merger.

The allocation of the purchase price is preliminary and subject to change. Accordingly, adjustments may be made to the values of the assets acquired and liabilities assumed as additional information is obtained

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(2) Business Combinations (Continued)

about the facts and circumstances that existed at the Merger date. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the Merger date.

Upon consummation of the Merger, the Predecessor Company's stockholders received $17.37 in cash for each share of the Predecessor Company's stock owned. The transaction was accounted for as a business combination using the purchase method of accounting. As discussed above the purchase price allocation has not been finalized due to the jurisdictional allocation of intangibles and goodwill; however, the final valuation is expected to be completed by the end of June 2014, and in any case, no later than one year from the acquisition date in accordance with generally accepted accounting principles. In connection with the acquisition, the Company recorded approximately $882.8 million of goodwill, which is not deductible for income tax purposes. Factors that contributed to the recognition of goodwill for the acquisition included expected growth rates and profitability of the Predecessor Company. The increase in expected growth rates is primarily related to growth in our revenue due to an increase in our global footprint and expansion of service offerings. The increase in expected profitability is primarily related to corporate wide initiatives to streamline and improve the efficiency in which the Company conducts clinical trials as well as continued leveraging of selling, general and administrative costs. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Merger date (in thousands):

	Purchase Price Allocation	Weighted Amortization Period
Cash and cash equivalents	$60,511
Restricted cash	5,464
Accounts receivable and unbilled services, net	192,847
Other current assets	44,291
Property, plant and equipment	62,960
Customer relationships	379,200	23 years
Customer backlog and other intangibles	133,290	5 years
Trade names (definitive-lived)	1,410	10 years
Trade name (indefinitive-lived)	118,010
Other assets	44,839
Accounts payable and accrued expenses	(101,759)
Advanced billings	(222,160)
Other long-term liabilities	(234,080)

Estimated fair value of net assets acquired	484,823
Purchase price, net of working capital settlement	1,367,660

Total goodwill	$882,837

Customer relationships, customer backlog and other intangibles, and definite-lived trade name intangibles are being amortized on an accelerated method over 23 years, five years, and 10 years, respectively. The Predecessor Company incurred approximately $46.7 million of acquisition-related costs, which were expensed as incurred and recorded in transaction-related costs in the consolidated statement of operations during the period from January 1, 2013 to September 22, 2013. The Successor Company incurred approximately $27.7 million of acquisition-related costs, which were expensed as incurred and recorded in

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(2) Business Combinations (Continued)

transaction-related costs in the consolidated statement of operations during the period September 23, 2013 to December 31, 2013.

  Acquisition of RPS

On September 23, 2013, immediately following the Merger, and using proceeds from the borrowings issued on the same day, the Company acquired all of the outstanding shares of RPS Parent Holding Corp ("RPS"), a global contract research organization based in the United States, for $289.3 million, subject to a working capital adjustment of up to $15 million. The acquisition of RPS provides the Company with a more diverse client mix, including 16 of the 20 largest pharmaceutical companies in the world.

The acquisition of RPS was accounted for as a business combination and, accordingly, the assets acquired and the liabilities assumed have been recorded at their respective fair values as of the acquisition date. In connection with the acquisition, the Company recorded approximately $157.6 million of goodwill, which is not deductible for income tax purposes. Factors that contributed to the recognition of goodwill for the acquisition included expected growth in our revenue due to an increase in our global footprint and increased profitability of RPS due to expected synergies with the Company's existing operations. Anticipated synergies include procurement leverage and lower selling, general and administrative expenses, including reduced labor and facilities costs. Longer term, the Company expects to benefit from synergies related to service revenue expansion, as the acquisition serves to significantly increase the depth of relationships with large pharmaceutical companies.

The allocation of the purchase price is preliminary due to timing for obtaining fixed asset valuations and our ongoing assessment of fair values of certain contracts and of certain foreign net loss carryforwards, and is therefore subject to change. Accordingly, adjustments may be made to the values of the assets acquired and liabilities assumed as additional information is obtained about the facts and circumstances that existed at the merger date. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

	Purchase Price Allocation	Weighted Amortization Period
Cash and cash equivalents	$18,370
Restricted cash	5,076
Accounts receivable and unbilled services, net	108,440
Other current assets	11,377
Property, plant and equipment	9,699
Customer relationships	19,900	13 years
Other intangibles	11,100	3 years
Trade names	22,000	10 years
Other assets	2,121
Accounts payable and accrued expenses	(47,351)
Advanced billings	(33,637)
Other long-term liabilities	(10,494)

Estimated fair value of net assets acquired	116,601
Purchase price, net of working capital settlement	274,250

Total goodwill	$157,649

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(2) Business Combinations (Continued)

Customer relationships and trade name intangibles are being amortized on an accelerated method over 13 years and 10 years, and other intangibles are amortized on a straight-line basis over three years. Transaction costs related to the acquisition of RPS have been combined with those of the Merger; these expenses were not separately allocated as both transactions closed on the same date. The results of operations for RPS are included in the consolidated financial statements of the Company from the date of acquisition. During this period, RPS' service revenues and net loss totaled $119.8 million and $1.6 million, respectively.

At December 31, 2013, the Company had a $15.0 million acquisition-related receivable recorded for the working capital settlement.

  Acquisition of CRI Lifetree

On December 2, 2013, the Company completed the acquisition of CRI Holding Company, LLC ("CRI Lifetree"), a specialized research organization, for $77.1 million in cash. CRI Lifetree focuses on the conduct and design of early stage, patient population studies, and is therapeutically focused in human abuse liability, addiction, pain, psychiatry, neurology, pediatric and infectious disease services. CRI Lifetree has approximately 250 full-time employees and has three clinic locations: Marlton, NJ, Philadelphia, PA, and Salt Lake City, UT. In addition to inpatient and outpatient studies, the company provides highly-specialized early phase research support services such as data management, biostatistics, and study report writing.

In order to fund the acquisition of CRI Lifetree, KKR made an equity contribution of $13.5 million in cash and the Company increased its first lien term loan borrowings by $65.0 million.

The acquisition of CRI Lifetree was accounted for as a business combination and, accordingly, the assets acquired and the liabilities assumed have been recorded at their respective fair values as of the acquisition date. In connection with the acquisition, the Company recorded approximately $49.8 million of goodwill, of which $15.4 million is tax deductible. Factors that contributed to the recognition of goodwill for the acquisition included expected growth rates and profitability of CRI Lifetree and expected synergies with the Company's existing operations. Anticipated synergies include lower selling, general and administrative expenses, including reduced labor and facilities costs. Longer term, the Company expects to benefit from synergies related to service revenue expansion, as the acquisition serves to significantly expand the Company's Phase I to Phase II services.

Due to the timing of the acquisition, the valuation of net assets acquired has not been finalized and is expected to be completed by the end of June 2014, and in any case, no later than one year from the

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(2) Business Combinations (Continued)

acquisition date in accordance with generally accepted accounting principles. The Company's preliminary estimate of the purchase price allocation is as follows (in thousands):

	Purchase Price Allocation	Preliminary Amortization Period
Cash and cash equivalents	$94
Accounts receivable and unbilled services, net	8,234
Other current assets	970
Property, plant and equipment	2,554
Customer relationships	15,915	12 years
Patient relationships	7,128	5 years
Trade name	4,752	10 years
Customer backlog	691	5 years
Other assets	67
Accounts payable and accrued expenses	(2,330)
Advanced billings	(2,619)
Other long-term liabilities	(8,112)

Estimated fair value of net assets acquired	27,344
Purchase price, net of working capital settlement	77,112

Total goodwill	$49,768

The Company incurred approximately $1.4 million of acquisition-related costs, which were expensed as incurred and are recorded in transaction-related costs in the consolidated statement of operations during the Successor period September 23, 2013 to December 31, 2013. The results of operations for CRI Lifetree are included in the consolidated financial statements of the Company from the date of acquisition. During this period, CRI Lifetree's service revenues and net income totaled $3.7 million and $0.5 million, respectively.

At December 31, 2013, the Company had a $0.9 million acquisition-related receivable recorded for the estimated working capital settlement.

  Acquisition of ClinStar

On February 28, 2013, the Predecessor Company acquired all of the outstanding member's interest of ClinStar, LLC ("ClinStar"), a contract research organization and logistics provider based in the United States with operations in Eastern Europe, for $45.0 million in cash and contingent consideration in the form of a potential earn-out payment of up to $5.0 million. The earn-out payment is contingent upon the achievement of certain revenue and earnings targets during the 24-month period following closing. The Predecessor Company recognized a liability of approximately $3.7 million as the estimated acquisition date fair value of the earn-out; the fair value was based on significant inputs not observed in the market and thus represented a Level 3 measurement. Any change in the fair value of the earn-out subsequent to the acquisition date will be recognized in earnings in the period of the change. From the date of the acquisition through September 22, 2013, there was a $0.4 million increase in the fair value of the contingent consideration; there was a $1.1 million decrease in the fair value of the contingent consideration during the Successor

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(2) Business Combinations (Continued)

period. The current portion of this liability at December 31, 2013, totaling $1.5 million, is recorded in accrued expenses and the remaining long-term portion, totaling $1.5 million, is recorded in other long-term liabilities in the accompanying consolidated balance sheet. The acquisition of ClinStar provided the Predecessor Company with a stronger presence in Eastern Europe.

The acquisition of ClinStar was accounted for as a business combination and, accordingly, the assets acquired and the liabilities assumed have been recorded at their respective fair values as of the acquisition date. In connection with the acquisition, the Predecessor Company recorded approximately $15.1 million of goodwill, which was not deductible for income tax purposes. Factors that contributed to the recognition of goodwill for the acquisition included expected growth rates and profitability of ClinStar and expected synergies with the Company's existing operations. Anticipated synergies include lower selling, general and administrative expenses, including reduced labor and facilities costs. Longer term, the Company expects to benefit from synergies related to service revenue expansion, as the acquisition serves to significantly increase the Company's presence in Eastern Europe.

The Company's purchase price allocation is as follows (in thousands):

	Purchase Price Allocation	Weighted Amortization Period
Cash and cash equivalents	$4,260
Restricted cash	4,414
Accounts receivable and unbilled services, net	12,836
Other current assets	1,441
Property, plant and equipment	1,525
Customer relationships	20,100	21 years
Customer backlog	2,400	5 years
Trade names	1,370	10 years
Non-competition agreements	1,860	5 years
Other non-current assets	104
Advanced billings	(5,591)
Other current liabilities	(4,267)
Other long-term liabilities	(4,398)

Estimated fair value of net assets acquired	36,054
Purchase price, including contingent consideration	51,126

Total goodwill	$15,072

Customer relationships, customer backlog, and trade name intangibles are being amortized on an accelerated method over 21 years, five years, and 10 years, respectively. Non-competition agreements are being amortized on a straight-line basis over five years. The Company incurred approximately $0.5 million of acquisition-related costs, which were expensed as incurred and recorded in transaction-related cost in the consolidated statement of operations during the Predecessor period from January 1, 2013 to September 22, 2013; there were no costs recorded in the Successor period. The results of operations for ClinStar are included in the consolidated financial statements of the Company from the date of acquisition. During the Predecessor period, ClinStar's revenues and net income totaled $16.6 million and $0.9 million, respectively. During the Successor period, ClinStar's revenues and net loss totaled $7.4 million and $0.1 million, respectively.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(2) Business Combinations (Continued)

The following unaudited pro forma information assumes the acquisitions the Company, RPS, CRI Lifetree, and ClinStar occurred as of the beginning of 2012. This pro forma financial information is not necessarily indicative of operating results if the acquisition had been completed at the date indicated, nor is it necessarily an indication of future operating results.

	For the year ended December 31,
(In thousands, except per share amounts)	2013	2012

Total revenue	$1,390,161	$1,248,285
Net loss	(46,232)	(128,676)
Net loss per share:
Basic	$(0.49)	$(1.36)
Diluted	$(0.49)	$(1.36)

The unaudited pro forma financial information for the year ended December 31, 2012 includes the following non-recurring adjustments:

  •
  a $6.9 million increase to stock-based compensation costs for expense triggered by the above transactions, with a corresponding $2.7 million increase to the benefit from income taxes;

  •
  a $75.9 million increase to transaction-related costs incurred by the Company during the year ended December 31, 2013 attributable to the above transactions, with a corresponding $30.0 million increase to the benefit from income taxes;

  •
  a $28.9 million increase to loss on the modification or extinguishment of long-term debt incurred by the Company during the year ended December 31, 2013 attributable to the above transactions, with a corresponding $11.4 million increase to the benefit from income taxes.

(3) Joint Ventures

In December 2012, the Predecessor Company and WuXi PharmaTech ("WuXi") signed a joint venture agreement to offer a broad platform of Phase I-IV clinical trial services in China, Hong Kong and Macau. The joint venture provides services including clinical trial monitoring, project management, regulatory strategy and submissions, data management, biostatistics, drug safety reporting, and medical monitoring. The clinical operations of WuXi and PRA in China were combined to operate as an independent contract research organization and are jointly owned by PRA (49%) and WuXi (51%).

The Predecessor Company contributed $4.6 million to the joint venture during March 2013 and recorded a $0.8 million and $0.7 million reduction to the investment balance during the Predecessor period from January 1, 2013 to September 22, 2013 and Successor period September 23, 2013 to December 31, 2013, respectively, for the Company's equity in the venture's net loss for the period. The investment will be adjusted for the Company's equity in the venture's net income (loss), cash contributions, distributions, and other adjustments required by the equity method of accounting.

In March 2013, RPS entered into a joint venture agreement with Asklep Inc ("Asklep"). The joint venture provides research and development outsourcing solutions in Japan to the biopharmaceutical and medical device industries. This joint venture is based in Tokyo, Japan and is owned by RPS (49%) and Asklep (51%).

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(3) Joint Ventures (Continued)

The investment in Asklep totaled $0.3 million at December 31, 2013. The investment will be adjusted for RPS's equity in the venture's net income (loss), cash contributions, distributions, and other adjustments required by the equity method of accounting.

(4) Significant Accounting Policies

  Principles of Consolidation

The consolidated financial statements include the accounts and results of operations of the Company. All intercompany balances and transactions have been eliminated.

  Variable Interest Entities

FASB accounting guidance concerning variable interest entities ("VIE") addresses the consolidation of business enterprise to which the usual condition of consolidation (ownership of a majority voting interest) does not apply. This guidance focuses on controlling financial interests that may be achieved through arrangements that do not involve voting interests. The guidance requires an assessment of who the primary beneficiary is and whether the primary beneficiary should consolidate the VIE. The primary beneficiary is identified as the variable interest holder that has both the power to direct the activities of the variable interest entity that most significantly impacts the entity's economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Application of the VIE consolidation requirements may require the exercise of significant judgment by management.

In order to comply with laws in New Jersey and Pennsylvania prohibiting the corporate practice of medicine, the Company has management contracts for medical services with a professional corporation, CNS Research Institute, Inc. ("CNS"), for physician investigators working in New Jersey and Pennsylvania. CNS is owned by a founder of CRI Lifetree, who is currently an employee of the Company. The management contracts expire on May 30, 2017.

The Company pays CNS a management fee equal to the salary, bonus and benefits for the physicians. The Company manages all aspects of CNS' operations including providing administrative support and making all significant operational decisions. Additionally, CNS cannot provide services to any other party without the prior written approval of the Company.

After evaluating all of the factors noted above, it was concluded that CNS should be included in the Company's consolidated financial statements as it is a variable interest entity and the Company is the primary beneficiary. During the Successor period, the Company paid CNS $0.1 million as compensation under the management contract, which was eliminated in consolidation. CNS had no net income for the Successor period ended December 31, 2013.

  Risks and Other Factors

The Company's revenues are dependent on research and development expenditures of the pharmaceutical and biotechnology industries. Any significant reduction in research and development expenditures by the pharmaceutical and biotechnology industries could have a material adverse effect on the Company and its results of operations.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(4) Significant Accounting Policies (Continued)

Clients of the Company generally may terminate contracts without cause upon 30 to 60 days' notice. While the Company generally negotiates deposit payments and early termination fees up front, such terminations could significantly impact the future level of staff utilization and have a material adverse effect on the Company and the results of future operations.

  Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, the Company's primary method of revenue recognition requires estimates of costs to be incurred to fulfill existing long-term contract obligations. Actual results could differ from those estimates. Estimates are also used when accounting for certain items such as allowance for doubtful accounts, depreciation and amortization, asset impairment, certain acquisition-related assets and liabilities, income taxes, fair market value determinations, and contingencies.

  Reportable Segments

The Company's operations consist of one reportable segment, which represents management's view of the Company's operations based on its management and internal reporting structure.

  Business Combinations

Business combinations are accounted for using the acquisition method and, accordingly, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree are recorded at their estimated fair values on the date of the acquisition. Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired, including the amount assigned to identifiable intangible assets.

  Contingent Liabilities

The Company provides for contingent liabilities when (1) it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and (2) the amount of the loss can be reasonably estimated. Disclosure in the notes to the consolidated financial statements is required for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred. The Company expenses as incurred the costs of defending legal claims against the Company.

  Cash Equivalents

The Company considers all highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2013 and 2012, substantially all of the Company's cash and cash equivalents were held in or invested with large financial institutions. Certain bank deposits may at times be in excess of the FDIC insurance limits.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(4) Significant Accounting Policies (Continued)

  Restricted cash

The Company receives cash advances from its customers to be used for the payment of investigator costs and other pass-through expenses. The terms of certain customer contracts require that such advances be maintained in separate escrow accounts; these accounts are not commingled with the Company's cash and cash equivalents and are presented separately in the consolidated balance sheet.

Additionally, as part of the ClinStar acquisition, the Company was required to transfer $1.0 million to an escrow account held by a subsidiary. The funds will be used to pay deferred compensation to certain former ClinStar employees. As of December 31, 2013, the balance of the cash held in escrow was $0.8 million. The remaining funds are expected to be distributed during 2014.

  Accounts Receivable and Unbilled Services

Accounts receivable represent amounts for which invoices have been sent to clients based upon contract terms. Unbilled services represent amounts earned for services that have been rendered but for which clients have not been billed and include reimbursement revenue. Unbilled services are generally billable upon submission of appropriate billing information, achievement of contract milestones or contract completion.

  Allowances for Doubtful Accounts

The Company maintains an allowance for estimated losses resulting from the inability of our customers to make required payments. The Company performs credit reviews of each customer, monitors collections and payments from our customers, and determines the allowance based upon historical experience and specific customer collection issues. The Company ages billed accounts receivable and assesses exposure by customer type, by aged category, and by specific identification. After all attempts to collect a receivable have failed, the receivable is written off against the allowance or, to the extent unreserved, to bad debt expense.

  Advance Billings

Advance billings represent amounts associated with services, reimbursement revenue and investigator fees that have been received but have not yet been earned or paid.

  Fixed Assets

Fixed assets and software purchased or developed for internal use are recorded at cost and are depreciated on a straight-line basis over the following estimated useful lives:

Furniture, fixtures and equipment	5-7 years
Computer hardware and software	3-7 years
Leasehold improvements	Lesser of the life of the lease or useful life of the improvements

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(4) Significant Accounting Policies (Continued)

  Internal Use Software

The Company accounts for internal use software in accordance with the provisions of accounting standards, which require certain direct costs and interest costs incurred during the application stage of development to be capitalized and amortized over the useful life of the software.

  Derivative Financial Instruments

All derivatives are measured at fair value and recognized as either assets or liabilities on the consolidated balance sheets. Derivatives that are not determined to be effective hedges are adjusted to fair value with a corresponding effect on earnings. Changes in the fair value of derivatives that are designated and determined to be effective as part of a hedge transaction have no immediate effect on earnings and depending on the type of hedge, are recorded either as part of other comprehensive income and will be included in earnings in the period in which earnings are affected by the hedged item, or are included in earnings as an offset to the earnings impact of the hedged item. Any ineffective portions of hedges are reported in earnings as they occur. The Company utilizes interest rate swap and cap agreements ("interest rate contracts") to manage changes in market conditions related to debt obligations.

  Fair Value Measurements

The Company records certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is described below. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

  •
  Level 1 — Quoted prices in active markets for identical assets or liabilities.

  •
  Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

  •
  Level 3 — Unobservable inputs that are supported by little or no market activity. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The carrying amount of financial instruments, including cash and cash equivalents, accounts receivable, unbilled services, accounts payable, and advanced billings, approximate fair value due to the short maturities of these instruments.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(4) Significant Accounting Policies (Continued)

  Recurring Fair Value Measurements

The following table summarizes the fair value of the Company's financial assets and liabilities that are measured on a recurring basis as of December 31, 2013 (in thousands):

	Level 1	Level 2	Level 3	Total
Assets:
Interest rate contracts	$—	$3,303	$—	$3,303

Total	$—	$3,303	$—	$3,303

Liabilities:
Interest rate contracts	$—	$42	$—	$42
Contingent consideration	—	—	2,996	2,996

Total	$—	$42	$2,996	$3,038

The Company values contingent consideration, related to business combinations, using a weighted probability of potential payment scenarios discounted at rates reflective of the weighted average cost of capital for the businesses acquired. Key assumptions used to estimate the fair value of contingent consideration include revenue and operating forecasts and the probability of achieving the specific targets. Interest rate swaps and caps are measured at fair value using a market approach valuation technique. The valuation is based on an estimate of net present value of the expected cash flows using relevant mid-market observable data inputs and based on the assumption of no unusual market conditions or forced liquidation.

The following table summarizes the changes in Level 3 financial assets and liabilities measured on a recurring basis for the year ended December 31 (in thousands):

Contingent Considerations — Accrued expenses and Other long-term liabilities
Predecessor
Balance at December 31, 2012	$—
Initial estimate of contingent consideration	3,685
Revaluations included in earnings	414

Balance, September 22, 2013	$4,099

Successor
Balance, September 23, 2013	$—
Acquired liability	4,099
Revaluations included in earnings	(1,103)

Balance at December 31, 2013	$2,996

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(4) Significant Accounting Policies (Continued)

  Non-recurring Fair Value Measurements

Certain assets and liabilities are carried on the accompanying consolidated balance sheets at cost and are not remeasured to fair value on a recurring basis. These assets include definite-lived intangible assets which are tested when a triggering event occurs and goodwill and identifiable indefinite-lived intangible assets which are tested for impairment annually on October 1 and when a triggering event occurs.

As of December 31, 2013, assets carried on the balance sheet and not remeasured to fair value on a recurring basis totaling approximately $1,798.9 million were identified as Level 3. These assets are comprised of goodwill of $1,099.1 million and identifiable intangible assets of $699.8 million.

  Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived asset groups, including furniture and equipment, computer hardware and software, leasehold improvements, and other finite-lived intangibles, when events or changes in circumstances occur that indicate the carrying value of the asset group may not be recoverable. The assessment of possible impairment is based on the Company's ability to recover the carrying value of the asset group from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The Company's primary measure of fair value is based on discounted cash flows. The measurement of impairment requires the Company to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations.

  Goodwill and Other Intangibles

Goodwill and indefinite-lived intangible assets are tested for impairment annually or more frequently if an event or circumstance indicates that an impairment loss may have been incurred. Separate intangible assets that have finite useful lives are amortized over their estimated useful lives or over the period in which economic benefit is received. The Company's primary finite lived intangibles are customer relationships and customer backlog, which are amortized on an accelerated basis, which coincides with the period of economic benefit received by the Company.

  Revenue Recognition

The Company generally enters into contracts with customers to provide services with payments based on either fixed-fee, time and materials, or fee-for-service arrangements. Revenue for services is recognized only after persuasive evidence of an arrangement exists, the sales price is determinable, services have been rendered, and collectability is reasonably assured.

Once these criteria have been met, the Company recognizes revenue for the services provided on fixed-fee contracts based on the proportional performance methodology, which determines the proportion of outputs or performance obligations which have been completed or delivered compared to the total contractual outputs for performance obligations. To measure performance, the Company compares the contract costs incurred to estimated total contract costs through completion. As part of the client proposal and contract negotiation process, the Company develops a detailed project budget for the direct costs based on the scope of the work, the complexity of the study, the geographical location involved and the Company's historical

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(4) Significant Accounting Policies (Continued)

experience. The Company then establishes the individual contract pricing based on the Company's internal pricing guidelines, discount agreements, if any, and negotiations with the client. The estimated total contract costs are reviewed and revised periodically throughout the lives of the contracts, with adjustments to revenue resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are first identified. Contract costs consist primarily of direct labor and other project-related costs. Revenue from time and materials contracts is recognized as hours are incurred. Revenues and the related costs of fee-for-service contracts are recognized in the period in which services are performed.

A majority of the Company's contracts undergo modifications over the contract period and the Company's contracts provide for these modifications. During the modification process, the Company recognizes revenue to the extent it incurs costs, provided client acceptance and payment is deemed reasonably assured.

The Company often offers volume discounts to its large customers based on annual volume thresholds. The Company records an estimate of the annual volume rebate as a reduction of revenue throughout the period based on the estimated total rebate to be earned for the period.

Most of the Company's contracts can be terminated by the client either immediately or after a specified period following notice. These contracts require the client to pay the Company the fees earned through the termination date, the fees and expenses to wind down the study, and, in some cases, a termination fee or some portion of the fees or profit that the Company could have earned under the contract if it had not been terminated early. Therefore, revenue recognized prior to cancellation generally does not require a significant adjustment upon cancellation.

  Reimbursement Revenue and Reimbursable Out-of-Pocket Costs

The Company incurs out-of-pocket costs, in excess of contract amounts, which are reimbursable by its customers. The Company includes out-of-pocket costs both as reimbursement revenue and as reimbursable out-of-pocket costs in the consolidated statements of operations.

As is customary in the industry, the Company routinely enters into separate agreements on behalf of its clients with independent physician investigators in connection with clinical trials. The funds received for investigator fees are netted against the related cost because such fees are the obligation of the Company's clients, without risk or reward to the Company. The Company is not obligated either to perform the service or to pay the investigator in the event of default by the client. In addition, the Company does not pay the independent physician investigator until funds are received from the client. Total payments to investigators were $46.8 million for the Successor period from September 23, 2013 to December 31, 2013, $153.6 million for the Predecessor period from January 1, 2013 to September 22, 2013, and $145.2 million for the period ended December 31, 2012, respectively.

  Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, accounts receivable, and unbilled services. As of December 31, 2013, substantially all of the Company's cash and cash equivalents were held in or invested with large financial institutions. Accounts receivable include amounts due from pharmaceutical and biotechnology companies. The Company establishes an allowance for potentially uncollectible receivables. In management's opinion, there is no additional material credit risk beyond amounts provided for such losses.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(4) Significant Accounting Policies (Continued)

Service revenue from individual customers greater than 10% of consolidated service revenue in the respective periods was as follows:

	Successor	Predecessor
	September 23, 2013- December 31, 2013	January 1, 2013- September 22, 2013	December 31, 2012
Customer A	—	10.7%	—

Accounts receivable and unbilled receivables from individual customers that were equal to or greater than 10% of consolidated accounts receivable and unbilled receivables at the respective dates were as follows:

	Successor	Predecessor
	December 31, 2013	December 31, 2012
Customer A	—	10.1%

  Foreign Currency

The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at exchange rates in effect as of the end of the period. Equity activities are translated at the spot rate effective at the date of the transaction. Revenue and expense accounts and cash flows of these operations are translated at average exchange rates prevailing during the period the transactions occurred. Translation gains and losses are included as an adjustment to the accumulated other comprehensive income account in stockholders' equity.

In addition, gains and losses from foreign currency transactions, such as those resulting from the settlement and revaluation of foreign receivables and payables, are included in the determination of net income. These amounts are included in foreign currency transaction losses, net in the consolidated statement of operations.

  Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for future deductible temporary differences, along with net operating loss carryforwards and credit carryforwards, if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized under the preceding criteria, a valuation allowance is established to reduce the deferred tax asset to the amount that is more likely than not to be realized. Deferred tax liabilities are recognized for future taxable temporary differences. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

There are inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which the Company transacts business. The judgments and estimates made at a point in time may change based on the outcome of tax audits, as well as changes to, or further interpretations of, regulations. Income tax expense is adjusted in the period in which these events occur, and these adjustments are included in the

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(4) Significant Accounting Policies (Continued)

Company's consolidated statement of operations. If such changes take place, there is a risk that the Company's effective tax rate may increase or decrease in any period. A company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

  Stock-Based Compensation

The primary type of share-based payment utilized by the Company is stock options. Stock options are awards which allow the employee to purchase shares of the Company's stock at a fixed price. The Company measures compensation cost at the grant date, based on fair value of the award, and recognizes it as expense over the employees' requisite service period.

The fair value of each option issued during these periods was estimated on the date of grant using the Black-Scholes option pricing model for service condition awards and a Monte Carlo model for market and performance condition awards issued during the Predecessor period, with the following weighted average assumptions:

	Successor	Predecessor	Predecessor
	September 23, 2013- December 31, 2013	January 1, 2013- September 22, 2013	December 31, 2012
Risk-free interest rate	2.2%	1.3%	1.4%
Expected life, in years	6.50	7.00	7.00
Dividend yield	N/A	N/A	N/A
Volatility	39.7%	41.2%	41.7%

The risk-free interest rate is based on the United States Treasury yield curve in effect at the time of the grant. The expected term represents the period of time the grants are expected to be outstanding. As a result of the Company's status as a private company for the last several years, the Company does not have sufficient history to estimate the volatility of its common share price. The Company calculates expected volatility based on reported data for selected reasonably similar publicly traded companies for which the historical information is available. For the purpose of identifying peer companies, the Company considers characteristics such as industry, length of trading history, similar vesting terms and in-the-money option status.

Due to the absence of an active market for the Company's common shares, the fair value of our common shares for purposes of determining the exercise price for award grants was determined in good faith by the Company's board of directors, with the assistance and upon the recommendation of management based on a number of market factors, including: the common shares underlying the award involved illiquid securities in a private company; results of operations and financial position; and the market performance of publically traded companies compared to the Company.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(4) Significant Accounting Policies (Continued)

  Net Income (Loss) Per Share

The calculation of net income (loss) per share ("EPS") is based on the weighted average number of common shares or common stock equivalents outstanding during the applicable period. The dilutive effect of common stock equivalents is excluded from basic earnings per share and is included in the calculation of diluted earnings per share.

  Debt Issuance Costs

Debt issuance costs relating to the Company's long-term debt are deferred and amortized to interest expense using the effective interest method, over the respective terms of the related debt. Debt issuance costs relating to the Company's revolving credit facilities are deferred and amortized to interest expense using the straight-line method.

  Compensated Absences

The Company accrues for the costs of compensated absences to the extent that the employee's right to receive payment relates to service already rendered, the obligation vests or accumulates, payment is probable and the amount can be reasonably estimated. The Company's policies related to compensate absences vary by jurisdiction and obligations are recorded net of estimated forfeiture due to turnover when reasonably predictable.

  Operating Leases

The Company records rent expense for operating leases, some of which have escalating rent over the term of the lease, on a straight-line basis over the initial effective lease term. The Company begins depreciation on the date of initial possession, which is generally when the Company enters the space and begins to make improvements in preparation for its intended use. Some of the Company's facility leases provide for concessions by the landlords, including payments for leasehold improvements considered tenant assets, free rent periods, and other lease inducements. The Company reflects these concessions as deferred rent in the accompanying consolidated financial statements. The Company accounts for the difference between rent expense and rent paid as deferred rent. For tenant allowances for improvements considered to be tenant assets, rent holidays and other lease incentives, the Company records a deferred rent liability at the inception of the lease term and amortizes the deferred rent over the term of the lease as a reduction to rent expense. For tenant allowances considered to be property owner assets, the payment is treated as a reimbursement for the cost of the lessor asset.

  Reclassifications

The Company reclassified $0.8 million in each of the periods September 23, 2013 to December 31, 2013 and January 1, 2013 to September 22, 2013 from other expense and $0.2 million in each of the aforementioned periods from benefit from income taxes resulting in $0.6 million being reflected as equity in losses of unconsolidated joint ventures, net of tax, for both periods.

  Revisions

Certain revisions to the Company's previously-issued 2012 financial statements have been made to reflect the recording in the correct periods of out-of-period adjustments previously recorded during 2012. These

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(4) Significant Accounting Policies (Continued)

revisions, which had immaterial impacts on the previously-issued consolidated financial statements for all years, are summarized as follows:

  (1)  a $0.4 million reduction in the benefit from income taxes in 2012 due to amounts recorded in the incorrect tax jurisdiction previously corrected in 2012;

  (2)  a $1.0 million reduction in the benefit from income taxes in 2012 due primarily to an error in the treatment of debt issuance costs from 2007 previously corrected in 2012;

  (3)  a $0.3 million increase to the benefit from income taxes in 2012 due to transfer pricing errors previously corrected in 2012;

The net effect on the statements of operations of the above adjustments, including the impact of rounding, is a $1.2 million reduction in the benefit from income taxes in 2012.

The aggregate effects of the above revisions to the Company's previously-issued consolidated financial statements are as follows (in thousands):

	Predecessor
	December 31, 2012
	Original	Revised
Income from operations	$45,610	$45,610
Benefits from income taxes	(3,027)	(1,847)
Net loss	(1,527)	(2,707)

  Recent Accounting Pronouncements

In July 2012, the FASB issued an Accounting Standards Update ("ASU") on testing indefinite-lived intangible assets for impairment. This guidance allows entities to use a qualitative approach to test indefinite-lived intangible assets for impairment. The guidance permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed quantitative impairment test by comparing the fair value of the indefinite-lived intangible asset with its carrying value. Otherwise, the quantitative impairment test is not required. This guidance is effective for fiscal years beginning after September 15, 2012. The Company adopted this guidance during the Predecessor period from January 1, 2013 to September 22, 2013, but the Company did not utilize the qualitative assessment during 2013.

In February 2013, the FASB issued an ASU on reclassifications out of other comprehensive income. The amendments in this update require an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This accounting standard update is effective prospectively for annual and interim periods beginning after December 15, 2012 and did not have a material impact on the Company's consolidated financial statements.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(4) Significant Accounting Policies (Continued)

In March 2013, the FASB issued ASU No. 2013-05, "Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity." ASU 2013-05 addresses the accounting for the cumulative translation adjustment when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. ASU 2013-05 is effective prospectively for periods beginning after December 15, 2013 and early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the consolidated financial statements.

In July 2013, the FASB issued an ASU on the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This ASU requires that entities present an unrecognized tax benefit, or portion of an unrecognized tax benefit, as a reduction to a deferred tax asset in the financial statements for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with certain exceptions. This accounting standard update is effective prospectively for fiscal years and interim periods within those years beginning after December 15, 2013, however early adoption and retrospective application is permitted. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers," to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards. This ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company is currently assessing the potential impact of this ASU on its consolidated financial statements.

(5) Accounts Receivable and Unbilled Services

Accounts receivable and unbilled services include service revenue, reimbursement revenue, and amounts associated with work performed by investigators. Accounts receivable and unbilled services were (in thousands):

	Successor	Predecessor
	December 31, 2013	December 31, 2012
Accounts receivable	$232,768	$126,883
Unbilled services	62,345	59,752

	295,113	186,635
Less allowance for doubtful accounts	(129)	(1,744)

Total accounts receivable and unbilled services, net	$294,984	$184,891

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(5) Accounts Receivable and Unbilled Services (Continued)

A rollforward of the allowance for doubtful accounts is as follows (in thousands):

	Successor	Predecessor
	September 23, 2013- December 31, 2013	January 1, 2013- September 22, 2013	December 31, 2012
Beginning balance	$—	$1,744	$822
Additions — charged to expenses	129	136	937
Deductions — write-offs, net of recoveries	—	(274)	(15)

Ending balance	$129	$1,606	$1,744

(6) Fixed Assets

The changes in the carrying amount of fixed assets are as follows (in thousands):

	Successor	Predecessor
	December 31, 2013	December 31, 2012
Leasehold improvements	$13,429	$13,894
Computer hardware and software	47,829	73,729
Furniture and equipment	20,727	25,073

	81,985	112,696
Accumulated depreciation	(6,158)	(61,735)

Total fixed assets, net	$75,827	$50,961

All fixed assets are included as collateral for the payment and performance in full of the term loans pledged by the Company and its subsidiaries.

Depreciation expense was $6.2 million for the Successor period from September 23, 2013 to December 31, 2013, $11.9 million for the Predecessor period from January 1, 2013 to September 22, 2013, and $15.0 million for the period ended December 31, 2012.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(7) Goodwill and Intangible Assets

  Goodwill

The changes in the carrying amount of goodwill are as follows (in thousands):

Predecessor
Balance, December 31, 2011	$488,600
Currency translation	2,075

Balance, December 31, 2012	$490,675

Predecessor
Balance, December 31, 2012	$490,675
Acquisition of ClinStar	15,072
Currency translation	2,706

Balance, September 22, 2013	$508,453

Successor
Balance, September 23, 2013	$—
Acquisition by KKR	882,837
Acquisition of RPS	157,649
Acquisition of CRI Lifetree	49,768
Currency translation	8,827

Balance, December 31, 2013	$1,099,081

The Company conducts its annual impairment test of goodwill during the fourth quarter of the fiscal year. During 2013 and 2012, the Company concluded that the fair value of goodwill exceeded the carrying value and, therefore, no impairment exists. Accumulated impairment charges for the Predecessor as of December 31, 2012 were $109.7 million. There are no accumulated impairment charges for the Successor as of December 31, 2013.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(7) Goodwill and Intangible Assets (Continued)

  Intangible Assets

Intangible assets consist of the following (in thousands):

	Successor	Predecessor
	December 31, 2013	December 31, 2012
Customer relationships	$419,519	$128,090
Customer backlog	133,017	72,834
Trade names (definite-lived)	28,143	446
Patient list and other intangibles	17,128	—
Non-competition agreements	3,158	31

Total finite-lived intangible assets, gross	600,965	201,401
Accumulated amortization	(19,184)	(136,237)

Total finite-lived intangible assets, net	581,781	65,164
Trade names (indefinite-lived)	118,010	43,210

Total intangible assets, net	$699,791	$108,374

The Company conducts its annual impairment test of indefinite-lived intangibles during the fourth quarter of the fiscal year. For the periods ended December 31, 2013 and 2012, the Company concluded that the fair value of indefinite-lived intangibles exceeded the carrying value and, therefore, no impairment exists. Amortization expense was $19.2 million for the Successor period from September 23, 2013 to December 31, 2013, $13.3 million for the Predecessor period from January 1, 2013 to September 22, 2013, and $15.6 million for the year ended December 31, 2012. Estimated amortization expense related to finite-lived intangible assets for the next five years is as follows (in thousands):

2014	$75,692
2015	61,132
2016	50,044
2017	37,632
2018	32,753
2019 and thereafter	324,528

Total	$581,781

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(8) Accrued Expenses and Other Current Liabilities

Accrued expenses consisted of the following (in thousands):

	Successor	Predecessor
	December 31, 2013	December 31, 2012
Accrued salaries, benefits, and payroll taxes	$52,757	$29,541
Accrued bonuses	9,703	6,971
Accrued dividend payments, short-term	—	1,447
Accrued self insurance costs	1,383	1,220
Accrued contract labor and 3rd party CRO costs	4,064	3,271
Accrued accounting and legal fees	2,485	1,716
Accrued interest	10,824	2,206
Accrued other taxes	3,904	3,896
Other accrued expenses	18,425	11,057
Contingent consideration, short-term	1,472	—
Acquisition-related payable	2,442	—
Unfavorable contracts	5,170	—
Vendor financing liability	2,075	396
Accrued customer refunds, short-term	4,500	—

Total accrued expenses and other liabilities	$119,204	$61,721

(9) Other Long-Term Liabilities

Other long-term liabilities consisted of the following (in thousands):

	Successor	Predecessor
	December 31, 2013	December 31, 2012
Contingent tax reserves	$13,420	$11,499
Accrued customer refunds	4,500	—
Unfavorable lease accrual	1,780	—
Vendor financing	1,559	—
Contingent consideration	1,523	—
Deferred rent	1,065	9,027
Accrued dividend payments	—	1,714
Other long-term liabilities	2,885	611

Total other long-term liabilities	$26,732	$22,851

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(10) Current borrowings and long-term debt

Long-term debt consisted of the following (in thousands):

	Successor	Predecessor
	December 31, 2013	December 31, 2012
Term loans, first lien — U.S. dollar	$887,775	$299,729
Term loans, first lien — Euro	—	36,064
Term loans, second lien — U.S. dollar	—	135,000
Subordinated notes	375,000	—

	1,262,775	470,793
Less debt discount (Successor) and issuance costs (Predecessor)	(8,063)	(16,359)

	1,254,712	454,434
Less current portion	(8,900)	(3,358)

Total long-term debt, net	$1,245,812	$451,076

Principal payments on long-term debt are due as follows (in thousands):

2014	$8,900
2015	8,900
2016	8,900
2017	8,900
2018 and thereafter	1,227,175

Total	$1,262,775

The estimated fair value of borrowings under credit facilities and long-term debt was $1,301.2 million and $471.3 million at December 31, 2013 and December 31, 2012, respectively. The fair value of the subordinated notes were determined based on Level 2 inputs using the market approach, which is primarily based on rates at which the debt is traded among financial institutions. The fair value of the term loans and borrowings under credit facilities were determined based on Level 3 inputs, which is primarily based on rates at which the debt is traded among financial institutions adjusted for the Company's credit standing.

  Successor

On December 2, 2013, the Company amended the first lien term loan ("the December Amendment") which provided for $65.0 million in additional borrowings. The proceeds were used to fund the acquisition of CRI Lifetree.

In accordance with the guidance in ASC 470-50, Debt-modifications and Extinguishments, the December Amendment was accounted for as a debt modification. The Company paid approximately $1.6 million of debt issuance costs in connection with the December Amendment; this amount is included in the Loss on modification or extinguishment of debt line on the consolidated statement of operations.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(10) Current borrowings and long-term debt (Continued)

In September 2013, the Company entered into a new credit agreement (the "2013 Credit Agreement") with a syndicate of banks led by UBS for an aggregate principal amount of $825.0 million of first lien term loan and a $125.0 million revolving line of credit (the "New Credit Facility" or "Senior Secured Credit Facility"). Due to the Merger, on September 23, 2013, the Predecessor Company terminated its old credit facility dated December 10, 2012. In September 2013, the Company also issued $375.0 million in subordinated notes (the "Subordinated notes"). The proceeds from the 2013 Credit Agreement and the Subordinated notes issuances were used in conjunction with the acquisition by KKR, to fund the acquisition of RPS, repay existing debt, and pay for fees and expenses related to the aforementioned events. The Company paid $42.8 million of debt issuance costs in connection with the 2013 Credit Agreements and Subordinated notes, which are recorded in deferred financing fees on the consolidated balance sheet. The Company paid an $8.3 million debt discount in connection with the first lien term loans.

In September 2013, PRA Holdings signed a commitment letter with certain lenders for a senior secured bridge loan ("the bridge loan") to ensure financing would be available for the RPS Acquisition in the event that the offering of the Subordinated notes was not closed by the date of closing of the RPS Acquisition. Due to the closing of the issuance of the Subordinated notes, the bridge loan was terminated. At the closing of the issuance of the Subordinated notes and the RPS Acquisition, a commitment fee of $5.6 million was paid to the lenders who provided the bridge loan commitment; this amount is included in the Loss on modification or extinguishment of debt line on the consolidated statement of operations.

As collateral for borrowings under the 2013 Credit Agreement, the Company granted a pledge on primarily all of its assets, and the stock of designated subsidiaries. The Company is subject to certain financial covenants, which require the Company to maintain certain debt-to-EBITDA ratios. The 2013 Credit Agreement also contains covenants that, among other things, restrict the Company's ability to incur additional indebtedness, grant liens, make investments, loans, guarantees or advances, make restricted junior payments, including dividends, redemptions of capital stock and voluntary prepayments or repurchase of certain other indebtedness, engage in mergers, acquisitions or sales of assets, enter into sale and leaseback transactions or engage in certain transactions with affiliates and otherwise restrict certain corporate activities. The Company does not expect these covenants to restrict its liquidity, financial condition or access to capital resources in the foreseeable future. The 2013 Credit Agreement also contains customary representations, warranties, affirmative covenants, and events of default.

Beginning on December 31, 2014, the Company is required to make mandatory prepayments on borrowings under the 2013 Credit Agreement if its financial performance exceeds specified amounts.

  Term Loans

The first lien term loan is a floating rate term loan with scheduled, fixed quarterly principal payments of 0.25% of the original principal balance through September 2020. The variable interest rate is based on the LIBOR, with a 1.0% LIBOR floor, plus an applicable margin of 4.0%. The applicable margin is dependent upon the Company's debt to consolidated EBITDA ratio as defined in the 2013 Credit Agreement.

The Company has the option of 1, 2, 3 or 6 month base interest rate. As of December 31, 2013, the weighted average interest rate on the first lien term loan was 5.0%. The 2013 Credit Agreement contains a prepayment penalty of 1.0% if repricing occurs during the six month after the closing date; there are no other prepayment penalties.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(10) Current borrowings and long-term debt (Continued)

  Revolving Credit Facilities

The Company's new credit facility provides for $125.0 million of potential borrowings and expires on September 23, 2018. The interest rate on the credit facility is based on the LIBOR plus an applicable rate, based on the leverage ratio of the Company. The Company, at its discretion, may choose interest periods of 1, 2, 3 or 6 months. In addition, the Company is required to pay to the lenders a commitment fee of 0.5% quarterly for unused commitments on the revolver, subject to a step-down to 0.375% based upon achievement of a certain leverage ratio. At December 31, 2013, the Company had outstanding borrowings under the credit facility of $10.0 million. As of December 31, 2013, the weighted average interest rate on the credit facility was 5.0%. In addition, at December 31, 2013, the Company had $2.5 million in letters of credit outstanding, which are secured by the New Credit Facility.

  Subordinated Debt

In September 2013, the Company issued $375.0 million of Subordinated notes. The Subordinated notes do not require principal payments and mature on October 1, 2023. The Subordinated notes bear interest at a rate of 9.50% per year payable on April 1and October 1 of each year, beginning April 1, 2014.

The Company may redeem the Subordinated notes, in whole or in part, at any time prior to October 1, 2018 subject to a prepayment premium calculated in accordance with the Subordinated notes indenture. From October 1, 2018 through October 1, 2021, the prepayment premium is 1.58% - 4.75%; there is no prepayment premium after October 1, 2021. In the event of a change in control, holders of the Subordinated notes would be repaid the outstanding principal balance plus accrued interest and a 1% prepayment premium.

As collateral for the payment and performance in full of the Subordinated notes, the Company granted a pledge on primarily all of its assets, and the stock of designated subsidiaries. In addition, the covenants include limitations on incurring additional indebtedness, selling certain assets, and making certain distributions.

  Predecessor

The Merger on September 23, 2013, required that all of the Predecessor Company's debt be repaid. This resulted in the recognition of a loss on modification or extinguishment of debt totaling $20.0 million, which was recorded in the Predecessor period from January 1, 2013 to September 22, 2013; this amount is included in the Loss on modification or extinguishment of debt line on the consolidated statement of operations.

The loss was made up of $15.2 million of previously recorded unamortized debt issuance costs and a prepayment penalty of $4.8 million.

The Predecessor Company maintained a credit agreement with a syndicate of lenders led by UBS (the "Credit Agreement"). In February 2013, the Predecessor Company amended the Credit Agreement (the "February Amendment"). The February Amendment provided for $95.0 million in additional borrowings, consisting of $70.0 million in secured incremental first lien U.S. Dollar term loans maturing in December 2017 and $25.0 million of secured incremental second lien U.S. Dollar term loans maturing in June 2019.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(10) Current borrowings and long-term debt (Continued)

The proceeds were used to fund the acquisition of ClinStar and to partially fund the dividend declared in February 2013.

In accordance with the guidance in ASC 470-50, "Debt-Modifications and Extinguishments," the February Amendment was accounted for as a debt modification based on an analysis of the present value of the change in cash flows for each lender in the debt syndication. The Company paid $2.4 million of debt issuance costs in connection with the February Amendment, of which $0.8 million was capitalized to be amortized to interest expense over the term of the Credit Agreement and $1.6 million was expensed as a loss on modification of debt during the Predecessor period January 1, 2013 to September 22, 2013; this amount is included in the Loss on modification or extinguishment of debt line on the consolidated statement of operations.

  Term Loans

The first lien U.S. dollar term loan was a floating rate term loan with scheduled, fixed quarterly principal payments of 0.25% of the original principal amount through December 2017. The variable interest rate was based on the LIBOR, with a 1.25% LIBOR floor, plus an applicable margin of 5.25%. The first lien Euro term loan was a floating rate term loan with scheduled, fixed quarterly principal payments of 0.25% of the original principal amount through December 2017. The variable interest rate was based on the EURIBOR, with a EURIBOR floor of 1.25%, plus an applicable margin of 5.50%.

The second lien U.S. dollar term loan was a floating rate term loan with no scheduled principal payments until the loan matures in June 2019. The incremental second lien U.S. dollar term loan was a floating rate term loan with scheduled, fixed quarterly principal payments of 0.25% of its original balance through June 2019. The variable interest rate was based on the LIBOR, with a LIBOR floor of 1.25%, plus an applicable margin of 9.25%.

For all of the term loans, the Predecessor Company had the option of 1, 2, 3 or 6 month base interest rate. As of December 31, 2012, the weighted average interest rate on the first lien U.S. dollar term loans, first lien Euro term loans, and the second lien U.S. dollar term loans was 6.50%, 6.75%, and 10.50%, respectively. The Predecessor Company had the option to repay all of the term loans at any time before maturity. The first lien term loans contained a prepayment penalty of 1.0% if repaid during the first year in connection with a repricing transaction and the second lien term loans contained a prepayment penalty of up to 3.0% based on the time to maturity.

As collateral for the payment and performance in full of all the term loans, the Predecessor Company granted a pledge on primarily all of its assets, and the stock of designated subsidiaries. The Predecessor Company was subject to certain financial covenants, which required the Company to maintain certain debt-to-EBITDA ratios. In addition, the covenants included limitations on additional indebtedness.

  Revolving Credit Facilities

The Predecessor Company's credit facility provided for $40.0 million of potential borrowings and expired on December 10, 2017. The interest rate on the credit facility was based on the LIBOR plus an applicable rate, based on the leverage ratio of the Predecessor Company. The Predecessor Company, at its discretion, could choose interest periods of 1, 2, 3 or 6 months. In addition, the Predecessor Company was required to pay to the lenders a commitment fee of 0.5% quarterly for unused commitments on the revolver. There were

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(10) Current borrowings and long-term debt (Continued)

no borrowings outstanding under the revolving credit facility at December 31, 2012. In addition, at December 31, 2012, the Predecessor Company had $2.0 million in letters of credit outstanding, which were secured by the credit facility.

(11) Stockholders' Equity — Successor

  Authorized Shares

The Company is authorized to issue up to one billion shares of common stock, with a par value of $0.01.

(12) Stockholders' Equity — Predecessor

  Authorized Shares

The Predecessor Company was authorized to issue up to one hundred million shares of stock, with a par value of $0.0001, of which ninety five million have been designated as common stock and five million have been designated as preferred stock.

  Dividends

In February 2013, the Predecessor Company declared a $2.83 per share dividend to all shareholders and made a related payment of $2.83 per share to holders of vested service-based stock options. The dividends were declared from additional paid-in capital and represent a return of capital to the common shareholders. Dividends paid (including the related payments to holders of options) during the Successor period from September 23, 2013 to December 31, 2013 totaled $4.3 million and $127.3 million during the Predecessor period from January 1, 2013 to September 22, 2013. The total dividends paid included $112.2 million paid to common stockholders, $16.3 million paid to holders of vested service-based options and $3.1 million paid to holders of service-based options that vested during the year related to dividends declared in December 2012.

(13) Stock-Based Compensation

  Successor

On September 23, 2013 and in connection with the acquisition of the Company by KKR, the Board of Directors approved the formation of the 2013 Stock Incentive Plan for Key Employees of Pinnacle Holdco Parent, Inc. and its subsidiaries (the "Plan"). The Plan allows for the issuance of stock options and other stock-based awards as permitted by applicable laws. The number of shares available for grant under the plan is 12.5% of the outstanding shares at closing on a fully diluted basis. The Company rolled over 4,814,978 stock options under the Plan; this amount is comprised of 4,729,774 and 85,204 options rolled over by employees of the Predecessor Company and RPS, respectively. The fair value of the options that were rolled over equaled the fair value of the options in the Predecessor Company and, therefore, there was no additional stock-based compensation expense recorded.

During December 2013 the Board of Directors granted 11,170,000 stock options; this amount is comprised of 6,591,500 service-based options and 4,578,500 market-based options.

Generally, the Company grants stock options with exercise prices greater than or equal to the fair market value of the Company's common stock on the date of grant; however, stock options will not be issued with

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(13) Stock-Based Compensation (Continued)

an exercise price less than $5.00 per share as determined by the board of directors. The stock option compensation cost calculated under the fair value approach is recognized on a pro-rata basis over the vesting period of the stock options (usually five years). Most stock option grants are subject to graded vesting as services are rendered and have a contractual life of ten years.

The market-based condition vest only upon the achievement of a specified internal rate of return from a liquidity event. No compensation expense has been recorded as the options vest upon a liquidity event, which is not considered probable until the date it occurs. At that time, compensation expense equal to the grant date fair value will be recorded, regardless of whether the market condition is satisfied. These options have a contractual life of ten years.

  Predecessor

On March 24, 2011, the Board of Directors authorized an additional one million shares of the Predecessor Company's common stock to be available for grant under the Predecessor Company's stock option and incentive award plan, bringing the total number of shares available to 4,960,310. The stock option compensation cost calculated under the fair value approach was recognized on a pro-rata basis over the vesting period of the stock options (usually four years). Most stock option grants are subject to graded vesting as services are rendered and have a contractual life of ten years.

Under the Predecessor Company's stock option and incentive award plan all options vested in full upon a change in control. As a result of the Merger, $8.6 million of stock-based compensation expense was recorded in the Predecessor period from January 1, 2013 to September 22, 2013 due to the accelerated vesting of unvested options.

As stated in Note 12, during February 2013, the Predecessor Company paid a $2.83 per share dividend to all shareholders and made a related payment to holders of vested service-based options. This transaction represented an equity restructuring under ASC 718. The decision to provide cash payments to option holders to prevent the shareholder dividend from being dilutive to such option holders represented a modification of the options. The compensation expense associated with the modification was determined by calculating the change in the stock options' value immediately before and after the modification, plus any other consideration received by the option holders. Such expense was $14.9 million during the Predecessor period from January 1, 2013 to September 22, 2013.

Options with performance and market conditions were modified by adjusting the exercise prices noted in the agreements downward to compensate for the dividend payment. This resulted in an additional $0.9 million of compensation expense being recorded for options with a market condition during the Predecessor period from January 1, 2013 to September 22, 2013.

As of December 31, 2013, there was $14.1 million of unrecognized compensation cost related to unvested stock options, which is to be expected to be recognized over a weighted average period of 5 years. There were no shares that vested during the Successor period September 23, 2013 to December 31, 2013. The total fair value of shares vested during the Predecessor period from January 1, 2013 to September 22, 2013 was $7.1 million and $0.9 million during the year ended December 31, 2012.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(13) Stock-Based Compensation (Continued)

Aggregated information regarding the Company's option plans is summarized below:

	Options	Wtd. Average Exercise Price	Wtd. Average Remaining Contractual Life	Intrinsic Value
				(millions)
Predecessor
Outstanding at December 31, 2011	6,519,686	$9.44
Granted	793,000	13.74
Expired/forfeited	(491,774)	9.39

Outstanding at December 31, 2012	6,820,912	9.61	5.6	$11.8

Exercisable at December 31, 2012	4,654,162	9.06	4.6	$8.5

Predecessor
Outstanding at December 31, 2012	6,820,912	$9.61
Granted	115,000	10.34
Exercised	(10,500)	10.00
Expired/forfeited	(112,000)	11.46

Outstanding at September 22, 2013	6,813,412	$9.34

Successor
Equivalent outstanding September 23, 2013	—	$—
Rollover options	4,814,978	1.25
Granted	11,170,000	5.00

Outstanding at December 31, 2013	15,984,978	3.87	8.6	$18.1

Exercisable at December 31, 2013	4,814,978	$1.25	5.3	$18.1

As a result of the Merger, 4,265,931 of the options outstanding at September 22, 2013 were settled.

The weighted-average fair value of options granted during the Successor period from September 23, 2013 to December 31, 2013, and the Predecessor periods January 1, 2013 to September 22, 2013 and during the year ended December 31, 2012 was $2.15, $4.55, and $4.56 per share, respectively.

Selected information regarding the Company's stock options as of December 31, 2013 is as follows:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (in Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Remaining Life (in Years)	Weighted Average Exercise Price
$1.25	4,814,978	5.3	$1.25	4,814,978	5.3	$1.25
$5.00	11,170,000	10.0	$5.00	—	—	$—

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(13) Stock-Based Compensation (Continued)

Stock-based compensation expense related to employee stock options is summarized below (in thousands):

	Successor	Predecessor
	September 23, 2013- December 31, 2013	January 1, 2013- September 22, 2013	December 31, 2012
Direct costs	$—	$1,034	$943
Selling, general and administrative	132	23,575	10,667

Total stock compensation expense	$132	$24,609	$11,610

(14) Income Taxes

The components of loss before income taxes and equity in losses of unconsolidated joint ventures are as follows (in thousands):

	Successor	Predecessor
	September 23, 2013- December 31, 2013	January 1, 2013- September 22, 2013	December 31, 2012
Domestic	$(71,354)	$(105,728)	$(22,633)
Foreign	14,846	35,862	18,079

	$(56,508)	$(69,866)	$(4,554)

The components of the provision for (benefit from) income taxes were as follows (in thousands):

	Successor	Predecessor
	September 23, 2013- December 31, 2013	January 1, 2013- September 22, 2013	December 31, 2012
Current:
Federal	$(141)	$372	$719
State	230	37	1,924
Foreign	4,498	6,526	2,888

Total current income tax expense	4,587	6,935	5,531

Deferred:
Federal	(19,788)	(26,776)	(5,338)
State	(3,222)	(2,368)	(1,705)
Foreign	1,237	130	(335)

Total deferred income tax benefit	(21,773)	(29,014)	(7,378)

Total income tax benefit	$(17,186)	$(22,079)	$(1,847)

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(14) Income Taxes (Continued)

Income taxes computed at the statutory U.S. federal income tax rate of 35.0% are reconciled to the provision for (benefit from) income taxes as follows:

	Successor	Predecessor
	September 23, 2013- December 31, 2013	January 1, 2013- September 22, 2013	December 31, 2012
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.6%	2.0%	3.9%
Tax on foreign earnings:
Foreign rate differential	-0.5%	6.6%	90.8%
Foreign earnings taxed in the U.S.	-2.5%	-3.0%	-60.0%
UK research and development credit	-0.4%	1.0%	0.0%
Stock-based compensation	0.0%	-2.8%	-1.0%
Debt issuance costs and related matters	0.0%	0.0%	1.7%
Transaction costs	-5.6%	-7.1%	0.0%
Change in liability for uncertain tax positions	0.5%	0.2%	-27.8%
Nondeductible expenses	-0.2%	-0.2%	-3.9%
Other	0.4%	-0.2%	1.9%

Effective income tax rate	30.3%	31.5%	40.6%

Components of the deferred tax assets and liabilities were as follows (in thousands):

	Successor	Predecessor
	December 31, 2013	December 31, 2012
Net operating loss carryforwards	$60,310	$12,071
Accruals and reserves	6,529	4,688
Equity based compensation	6,398	7,270
Prepaid expenses and other	21,391	875
Deferred and unbilled revenue	19,110	5,985
Tax credits	2,171	2,122

	115,909	33,011
Valuation allowance	(6,120)	(6,391)

Deferred tax assets	109,789	26,620

Identified intangibles	(253,296)	(37,206)
Depreciable, amortizable and other property	(12,250)	(7,028)

Deferred tax liabilities	(265,546)	(44,234)

Total deferred tax liability	$(155,757)	$(17,614)

Current deferred tax asset	$28,809	$8,687
Long-term deferred tax liability	$(184,565)	$(26,301)

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(14) Income Taxes (Continued)

The Company's foreign subsidiaries are taxed separately in their respective jurisdictions. As of December 31, 2013, the Company has cumulative foreign net operating loss carryforwards of approximately $36.7 million, of which $1.3 million were generated during the Predecessor period from January 1, 2013 to September 22, 2013 and $1.1 million during the Successor period from September 23, 2013 to December 31, 2013. In addition, the Company has federal net operating losses of approximately $130.1 million, of which $117.1 million were generated during the Predecessor period from January 1, 2013 to September 22, 2013 and $3.9 million during the Successor period from September 23, 2013 to December 31, 2013. The Company also has cumulative state net operating loss carryforwards of approximately $112.5 million, of which $98.6 million were generated during the Predecessor period from January 1, 2013 to September 22, 2013 and $4.0 million during the Successor period from September 23, 2013 to December 31, 2013.

The carryforward periods for the Company's net operating losses vary from five years to an indefinite number of years depending on the jurisdiction. The Company's ability to offset future taxable income with net operating loss carryforwards may be limited in certain instances, including changes in ownership.

The Company also has state income tax credit carryforwards available to potentially offset future state income tax of $1.6 million which begin expiring in eight years. The Company has provided a partial valuation allowance against the benefits of these credits.

In determining the extent to which a valuation allowance for deferred tax assets is required, the Company evaluates all available evidence including projections of future taxable income, carry back opportunities, reversal of certain deferred tax liabilities, and other tax-planning strategies. The valuation allowance at December 31, 2013 relates to certain foreign net operating losses, and state tax credit carryforwards. Based on the available evidence, the Company has concluded that it is not more likely than not that certain portions of these deferred tax assets will be realized. If the Company determines at some point in the future that utilization of these deferred tax assets becomes more likely than not, the Company will reduce the valuation allowance accordingly at that time.

A reconciliation of the beginning and ending amount of gross unrecognized income tax benefits is presented below (in thousands):

	Successor	Predecessor
	September 23, 2013- December 31, 2013	January 1, 2013- September 22, 2013	December 31, 2012
Beginning balance	$—	$9,212	$8,671
Positions acquired	10,800
Additions based on tax positions related to current year	462	620	104
Additions for income tax positions of prior years	0	—	915
Impact of changes in exchange rates	22	63	68
Settlements with tax authorities	—	(293)	—
Reductions for income tax positions of prior years	—	(542)	—
Reductions due to lapse of the applicable statute of limitations	—	(466)	(546)

Ending balance	$11,284	$8,594	$9,212

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(14) Income Taxes (Continued)

As of December 31, 2013 and 2012, the total gross unrecognized tax benefits were $11.3 million and $9.2 million, respectively. As of December 31, 2013, the total amount of gross unrecognized tax benefits which, if recognized, would impact the Company's effective tax rate is $11.2 million. The Company anticipates changes in total unrecognized tax benefits due to the expiration of statute of limitations within the next 12 months. Specifically, adjustments related to transfer pricing and foreign tax exposures are expected to be resolved in various jurisdictions. A reasonable estimate of the change in the total gross unrecognized tax benefit expected to be recognized as a result is $1.5 million as of the balance sheet date.

The Company's policy for recording interest and penalties associated with uncertain tax positions is to record such items as a component of income tax expense. The Company recorded a decrease of $0.1 million during the Successor period from September 23, 2013 to December 31, 2013, $0.1 million during the Predecessor period from January 1, 2013 to September 22, 2013, and $0.3 million during the year ended December 31, 2012. As of December 31, 2013, the Company has a total of $2.3 million recognized on uncertain tax positions. To the extent interest and penalties are not incurred with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction in income tax expense.

The Company has analyzed filing positions in all of the significant federal, state and foreign jurisdictions where the Company is required to file income tax returns. The only periods subject to examination by the major tax jurisdictions where the Company does business are the 2006 through 2012 tax years.

The Company has concluded that a portion of the undistributed earnings of its foreign subsidiaries are not permanently reinvested and as a result recorded a tax liability of $0.4 million as of December 31, 2012 for the effect of repatriating those foreign earnings. As of December 31, 2013 there was no liability recorded. For the remaining undistributed earnings of $171.9 million and $129.5 million as of December 31, 2013 and 2012, respectively, the Company has concluded that these earnings would be permanently reinvested in the local jurisdictions and not repatriated to the United States. Accordingly, the Company has not provided for U.S. federal and foreign withholding taxes on those undistributed earnings of its foreign subsidiaries. It is not practicable to estimate the amount that might be payable if some or all of such earnings were to be remitted. The amount of the tax liability that would result from a repatriation is impracticable to calculate given the uncertainty as to which repatriation structure would be used should the Company change its assertion and repatriate foreign earnings. Furthermore, given the uncertainty as to the repatriation structure, the Company cannot analyze the availability and amount of foreign tax credits that might be available. These earnings will provide the Company with the opportunity to continue to expand the Company's global footprint and fund the working capital needs of the Company's foreign locations for future growth.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(14) Income Taxes (Continued)

A rollforward of the deferred tax asset valuation allowance accounts is as follows (in thousands):

	Successor	Predecessor
	September 23, 2013- December 31, 2013	January 1, 2013- September 22, 2013	December 31, 2012
Beginning balance	$—	$6,391	$7,211
Additions — purchase accounting	6,114	—	—
Additions — charged to expense	14	1,346	104
Deductions — charged to expense	(8)	(531)	(924)

Ending balance	$6,120	$7,206	$6,391

(15) Commitments and Contingencies

  Operating Leases

The Company leases office space under operating lease agreements expiring in various years through 2026. The Company has sublease agreements for certain facilities to reduce rent expense and accommodate expansion needs. The subleases expire at various times through 2022. The Company also leases certain office equipment under the terms of operating leases expiring at various times through 2015.

Rent expense under operating leases, net of sublease rental income, for the Successor period from September 23, 2013 to December 31, 2013, Predecessor period from January 1, 2013 to September 22, 2013, and the year ended December 31, 2012 was approximately $7.4 million, $16.8 million, and $20.0 million, respectively.

Future minimum lease commitments on non-cancelable operating leases are as follows (in thousands):

Year Ending December 31,	Leases	Sublease Rental Income	Net Total
2014	$37,942	$(1,436)	$36,506
2015	28,407	(976)	27,431
2016	22,481	(443)	22,038
2017	17,857	(395)	17,462
2018	14,760	(262)	14,498
2019 and thereafter	35,696	(832)	34,864

Total	$157,143	$(4,344)	$152,799

  Employment Agreements

The Company has entered into employment and non-compete agreements with certain management employees. In the event of termination of employment for certain instances, employees will receive severance payments for base salary and benefits for a specified period (six months for vice presidents, nine months for senior vice presidents and twelve months for executive vice presidents, the president and chief

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(15) Commitments and Contingencies (Continued)

executive officer). Each employment agreement also contains provisions that restrict the employees' ability to compete directly with the Company for a comparable period after employment terminates. In addition, stock option grant agreements for these employees provide the Company with the right to repurchase from the employee, or the employee with the right to sell to the Company, stock owned by the employee in certain limited instances of termination.

  Legal Proceedings

The Company is involved in legal proceedings from time to time in the ordinary course of its business, including employment claims and claims related to other business transactions. Although the outcome of such claims is uncertain, management believes that these legal proceedings will not have a material adverse effect on the financial condition or results of future operations of the Company.

The Company is currently a party to litigation with the City of Sao Paulo, Brazil. The dispute relates to whether the export of services provided by the Company is subject to a local tax on services. The Company has not recorded a liability associated with the claim, which totaled $5.6 million at December 31, 2013, given it is not deemed probable the Company will incur a loss related to this case. However, a deposit totaling $5.4 million has been made to the Brazilian court in order to annul the potential tax obligation and to avoid the accrual of additional interest and penalties. This balance is recorded in Other assets on the consolidated balance sheet. The Company expects to recover the full amount of the deposit when the case is settled.

  Insurance

The Company currently maintains insurance for risks associated with the operation of its business, provision of professional services, and ownership of property. These policies provide coverage for a variety of potential losses, including, without limitation, loss or damage to property, bodily injury, general commercial liability, professional errors and omissions, and medical malpractice.

The Company's retentions and deductibles associated with these insurance policies range up to a maximum of $250,000.

  Employee Health Insurance

The Company is self-insured for health insurance for employees within the United States, excluding employees of companies acquired in 2013. The Company maintains stop-loss insurance on a "claims made" basis for expenses in excess of $0.2 million per member per year. As of December 31, 2013 and 2012, the Company maintained a reserve of approximately $1.4 million and $1.2 million, respectively, included in accrued expense and other current liabilities on the consolidated balance sheets, to cover open claims and estimated claims incurred but not reported.

The Company retains a portion of the risk of employee health insurance benefits for legacy RPS employees located in the United States by reimbursing the employees for their deductibles not covered by the employee health insurance plan. At December 31, 2013, the Company maintained a reserve of approximately $1.0 million included in accrued expense and other current liabilities on the consolidated balance sheets, to cover open claims and estimated claims incurred but not reported.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(16) Restructuring

  European Restructuring

During 2012, the Board of Directors of RPS approved a restructuring plan to reduce support costs in its European Operations ("European Restructuring"). RPS offered severance benefits to the terminated employees and eliminated approximately 75 positions. The Company has elected to continue the European Restructuring Plan after the Merger. The Company expects to complete the restructurings by December 31, 2014. The Company does not expect to incur any additional cost for this restructuring plan.

  U.S. Restructuring

During 2013, the Board of Directors of RPS approved a restructuring plan to reduce support costs in its U.S. Operations ("U.S. Restructuring"). RPS offered severance benefits to the terminated employees and eliminated approximately 30 positions. The Company has elected to continue the U.S. Restructuring Plan after the Merger. The Company has incurred total cost of $0.3 million and does not expect to incur any additional cost. The Company expects to complete the restructurings by December 31, 2014.

  Merger Synergies

As a result of the Merger, the Company offered severance benefits to terminated employees and eliminated approximately 33 positions for synergies gained as a result of the Merger ("Merger Synergies"). The Company expects the total cost of the Merger Synergies to be approximately $6.4 million and the Company expects to complete the restructurings by December 31, 2014. The total expected cost of $6.4 million is primarily comprised of severance and benefit costs. For the period from September 23, 2013 through December 31, 2013, the Company recorded $2.4 million of restructuring expense related to severance benefit cost.

The table below outlines the components of the restructuring charges (in thousands):

	Balance at September 23, 2013	Acquired liabilities	Additional provisions	Payments	Foreign exchange adjustment	Balance at December 31, 2013
European Restructuring	$—	$839	$—	$—	$15	$854
U.S. Restructuring	—	1,225	297	(490)	—	1,032
Merger Synergies	—	—	2,386	(1,036)	—	1,350

Total	$—	$2,064	$2,683	$(1,526)	$15	$3,236

A total of approximately $3.2 million is included in accrued expenses at December 31, 2013 related to the restructuring plans. For the period from September 23, 2013 through December 31, 2013, the Company recorded an additional $2.7 million of restructuring expense which is included in selling, general and administrative expenses of the consolidated statement of operations.

(17) Employee Benefit Plan

The Company maintains a 401(k) Plan (the "Plan") in the United States, which covers substantially all employees of its U.S. subsidiary excluding employees of companies acquired during 2013. Eligible employees may contribute up to 20% of their pre-tax salary, and the Company will match a maximum of 50% of employee contributions up to 6% of base salary. The employer contributions to the Plan were

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(17) Employee Benefit Plan (Continued)

approximately $1.0 million for the Successor period from September 23, 2013 to December 31, 2013, $2.7 million for the Predecessor period from January 1, 2013 to September 22, 2013, and $3.1 million for the year ended December 31, 2012.

(18) Derivatives

The Company is exposed to certain risks relating to our ongoing business operations. The primary risk that the Company seeks to manage by using derivative instruments is interest rate risk. Accordingly, the Company has instituted interest rate hedging programs that are accounted for in accordance with ASC 815, "Derivatives and Hedging." Our interest rate hedging program is a cash flow hedge program designed to minimize interest rate volatility. The Company swaps the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount, at specified intervals. The Company also employs an interest rate cap that compensates us if variable interest rates rise above a pre-determined rate. The Company's interest rate contracts are designated as hedging instruments.

On October 2, 2013, the Company entered into interest rate swap agreements with an aggregate notional principal amount of $620.0 million. The interest rate swaps will begin on September 23, 2015. The interest rate swaps will be used to hedge the variable rate of the Company's Senior Secured Credit Facility. The interest rate swaps have maturity dates ranging from one to five years.

In addition, on October 2, 2013 the Company also entered into an interest rate cap with an aggregate notional principal amount of $800.0 million. The interest rate cap will begin on September 23, 2014. The interest rate cap will be used to hedge the variable rate of the Company's Senior Secured Credit Facility to the extent that the LIBOR rises above 4.00%.

The following table presents the notional amounts and fair values (determined using level 2 inputs) of our derivatives as of December 31, 2013. All asset and liability amounts are reported in other assets and other long-term liabilities (in thousands):

		Successor
		December 31, 2013
	Balance Sheet Classification	Notional amount	Asset/ (Liability)
Derivatives in an asset position:
Interest rate contracts	Other assets	$1,360,000	$3,303
Derivatives in a liability position:
Interest rate contracts	Other long-term liabilities	60,000	(42)

Total designated derivatives		$1,420,000	$3,261

The Company records the effective portion of any change in the fair value of derivatives designated as hedging instruments under ASC 815 to other accumulated comprehensive income (loss) in our consolidated balance sheet, net of deferred taxes, and any ineffective portion to other income (expense), net in our consolidated statements of operations. The Company did not recognize any ineffectiveness and recognized unrealized gains of $3.1 million in other comprehensive income during the Successor period from September 23, 2013 to December 31, 2013. The Company will reclassify the unrealized holding gains on the interest rate contracts included in accumulated other comprehensive income when the hedged item

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(18) Derivatives (Continued)

affects earnings or is no longer expected to occur. The interest rate contracts had no impact on the Company's cash flows during the Successor period.

(19) Related Party Transactions

KKR, the majority shareholder of the Company, is a participant in the syndicate of lenders that provided financing under the 2013 Credit Agreement. For further discussion of the Credit Agreement transaction, see Note 10. KKR contributed $28.0 million of the $887.8 million of first lien term debt issued under the Credit Agreement, which makes up approximately 3% of the Credit Agreement. Based on the limited contribution of KKR in the Credit Agreement, the Company represents that the Credit Agreement was arranged at an arm's length basis. KKR and UBS were the underwriters of the December Amendment for $32.5 million each. The Company paid KKR underwriter fees and transaction fees of $0.7 million and $0.9 million, respectively, during the Successor period from September 23, 2013 to December 31, 2013. At December 31, 2013, KKR held $28.0 million in first lien term debt.

The Company incurred $21.9 million in merger and debt issuance-related expenses from KKR for the Successor period from September 23, 2013 to December 31, 2013 and $26.0 million in transaction and advisory fees from Genstar for the Predecessor period from January 1, 2013 to September 22, 2013. Approximately $7.0 million of the fees paid to KKR have been capitalized as debt issuance costs and will be amortized to interest expense using the effective interest method over the lives of the related loans.

The Company paid management fees of $0.6 million to KKR during the Successor period of September 23, 2013 to December 31, 2013. The Company also paid management fees of $1.5 million to Genstar during the Predecessor period of January 1, 2013 to September 22, 2013. During the year ended December 31, 2012, the Predecessor Company paid Genstar $2.0 million in management fees.

(20) Operations by Geographic Area

The table below presents certain enterprise-wide information about the Company's operations by geographic area for the periods from September 23, 2013 to December 31, 2013, January 1, 2013 to September 22, 2013, and the year ended December 31, 2012. The Company attributes revenues to geographical locations based upon where the services are performed.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(20) Operations by Geographic Area (Continued)

The Company's operations within each geographical region are further broken down to show each country which accounts for 10% or more of the totals (in thousands):

	Successor	Predecessor
	September 23, 2013- December 31, 2013	January 1, 2013- September 22, 2013	December 31, 2012
Service revenues:
Americas:
United States	$190,698	$270,860	$328,379
Other	14,295	—	—

Americas	204,993	270,860	328,379
Europe, Africa and Asia-Pacific:
United Kingdom	80,963	185,033	217,904
Netherlands	20,386	46,591	50,789
Other	18,020	6,055	—

Europe, Africa and Asia-Pacific	119,369	237,679	268,693
Total service revenues	324,362	508,539	597,072
Reimbursement revenues	54,854	103,531	102,664

Total revenues	$379,216	$612,070	$699,736

	Successor	Predecessor
	December 31, 2013	December 31, 2012
Long-lived assets:
Americas:
United States	$49,048	$35,751
Other	1,877	1,363

Americas	50,925	37,114
Europe, Africa and Asia-Pacific:
United Kingdom	6,741	5,315
Netherlands	7,878	4,339
Other	10,283	6,506

Europe, Africa and Asia-Pacific	24,902	16,160

Total long-lived assets	$75,827	$53,274

(21) Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the applicable period. Diluted net income (loss) per share is calculated after adjusting the denominator of the basic net income (loss) per share calculation for the effect of all potentially dilutive common shares, which in the Company's case, includes shares issuable under the stock option and incentive award plan.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2013

(21) Net Income (Loss) Per Share (Continued)

The following table reconciles the basic to diluted weighted average shares outstanding (in thousands):

	Successor	Predecessor
	September 23, 2013- December 31, 2013	January 1, 2013- September 22, 2013	December 31, 2012
Basic weighted average common shares outstanding	92,260	39,643	39,641
Effect of dilutive stock options	—	—	—

Diluted weighted average common shares outstanding	92,260	39,643	39,641

Anti-dilutive shares	3,268	1,904	1,310

The anti-dilutive shares disclosed above were calculated using the treasury stock method. As the Company was in a net loss position during all periods presented, all options outstanding (as disclosed in Note 13) would be anti-dilutive.

(22) Subsequent Events

The Company has evaluated the period after the balance sheet date up through July 16, 2014, the report release date, and determined that the following event required recognition or disclosure in the financial statements:

On March 24, 2014, the Company completed a repricing transaction associated with the first lien term loan that reduced the applicable margin from 4.0% to 3.5%. The Company incurred $0.1 million in expenses for the repricing transaction.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
CONSOLIDATED CONDENSED BALANCE SHEETS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	June 30,	December 31,
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$57,646	$72,155
Restricted cash	8,199	8,760
Accounts receivable and unbilled services, net	339,956	294,984
Other current assets	78,311	82,095

Total current assets	484,112	457,994
Fixed assets, net	73,389	75,827
Goodwill	1,079,197	1,099,081
Intangible assets, net	666,046	699,791
Investment in unconsolidated joint ventures	2,792	3,246
Other assets	57,926	58,795

Total assets	$2,363,462	$2,394,734

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current portion of borrowings under credit facilities	$—	$10,000
Current portion of long-term debt	8,900	8,900
Accounts payable	45,108	27,686
Accrued expenses and other current liabilities	140,191	126,789
Advance billings	293,613	295,889

Total current liabilities	487,812	469,264
Long-term debt, net	1,242,276	1,245,812
Other long-term liabilities	171,313	212,323

Total liabilities	1,901,401	1,927,399

Commitments and contingencies (Note 11)
Stockholders' equity:
Common stock, $0.01 par value, 1,000,000,000 authorized shares; 94,470,878 and 94,444,212 issued and outstanding at June 30, 2014 and December 31, 2013	945	944
Additional paid-in-capital	491,257	489,465
Accumulated other comprehensive income	23,899	16,869
Accumulated deficit	(54,040)	(39,943)

Total stockholders' equity	462,061	467,335

Total liabilities and stockholders' equity	$2,363,462	$2,394,734

The accompanying notes are an integral part of the consolidated condensed financial statements.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Three Months Ended		Six Months Ended
	Successor	Predecessor	Successor	Predecessor
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Revenue:
Service revenue	$311,422	$179,463	$622,774	$345,971
Reimbursement revenue	46,123	40,166	89,511	67,881

Total revenue	357,545	219,629	712,285	413,852
Operating expenses:
Direct costs	213,378	106,072	428,529	206,253
Reimbursable out-of-pocket costs	46,123	40,166	89,511	67,881
Selling, general and administrative	56,010	44,798	116,849	97,504
Depreciation and amortization	24,598	9,368	49,236	16,910
Loss on disposal of fixed assets	—	—	—	225

Income from operations	17,436	19,225	28,160	25,079
Interest expense, net	(20,818)	(11,679)	(42,584)	(22,069)
Loss on modification or extinguishment of debt	—	—	(1,384)	(1,641)
Foreign currency transaction (losses) gains, net	(5,387)	(1,819)	(9,099)	4,259
Other expense, net	(116)	(296)	(175)	(295)

(Loss) income before income taxes and equity in losses of unconsolidated joint ventures	(8,885)	5,431	(25,082)	5,333
(Benefit from) provision for income taxes	(5,186)	416	(11,519)	654

(Loss) income before equity in losses of unconsolidated joint ventures	(3,699)	5,015	(13,563)	4,679
Equity in losses of unconsolidated joint ventures, net of tax	(357)	(208)	(534)	(208)

Net (loss) income	$(4,056)	$4,807	$(14,097)	$4,471

Net (loss) income per share attributable to common shareholders:
Basic	$(0.04)	$0.12	$(0.15)	$0.11
Diluted	(0.04)	0.12	(0.15)	0.11
Cash dividends declared per common shareholders:	—	2.83	—	2.83
Weighted average common shares outstanding:
Basic	94,445	39,641	94,445	39,641
Diluted	94,445	40,251	94,445	40,597

The accompanying notes are an integral part of the consolidated condensed financial statements.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)
(IN THOUSANDS)

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Net (loss) income	$(4,056)	$4,807	$(14,097)	$4,471
Other comprehensive income (loss):
Foreign currency translation adjustments	14,386	1,187	16,280	(9,418)
Unrealized losses on derivative instruments, net of taxes of $3,204 and $5,924	(5,003)	—	(9,250)	—

Comprehensive income (loss)	$5,327	$5,994	(7,067)	$(4,947)

The accompanying notes are an integral part of the consolidated condensed financial statements.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(IN THOUSANDS)

	Successor	Predecessor
	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Cash flows from operating activities:
Net (loss) income	$(14,097)	$4,471
Adjustment to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	49,236	16,910
Amortization of debt issuance costs	2,893	1,294
Stock-based compensation	1,760	15,682
Unrealized foreign currency transaction loss (gain)	5,808	(5,484)
Loss on modification or extinguishment of debt	1,384	1,641
Equity in losses of unconsolidated joint ventures	534	278
Other reconciling items	292	472
Deferred income taxes	(20,897)	—
Changes in operating assets and liabilities:
Change in accounts receivables, unbilled services, and advance billings	(50,547)	(8,322)
Change in other operating assets and liabilities	20,374	6,423

Net cash (used in) provided by operating activities	(3,260)	33,365

Cash flows from investing activities:
Purchase of fixed assets	(11,876)	(10,896)
Proceeds from RPS working capital settlement	15,000	—
Proceeds from CRI working capital settlement	851	—
Payment of amounts held in escrow	(787)	—
Acquisition of ClinStar LLC, net of cash acquired	—	(40,774)
Investment in unconsolidated joint ventures	—	(4,609)
Proceeds from the sale of fixed assets	—	10

Net cash provided by (used in) investing activities	3,188	(56,269)

Cash flows from financing activities:
Proceeds from issuance of long-term debt, net of debt issuance costs withheld	—	93,246
Proceeds from stock option exercises	33	—
Payments for debt issuance costs	—	(1,030)
Repayment of long-term debt	(4,450)	(1,912)
Borrowings on line of credit	45,000	10,000
Repayments of line of credit	(55,000)	(10,000)
Dividends paid	—	(127,188)
Principal repayments of fixed assets purchased under a financing agreement	—	(396)

Net cash used in financing activities	(14,417)	(37,280)

Effects of foreign exchange changes on cash and cash equivalents	(20)	(1,144)

Change in cash and cash equivalents	(14,509)	(61,328)
Cash and cash equivalents, beginning of period	72,155	109,211

Cash and cash equivalents, end of period	$57,646	$47,883

Cash paid during the period for:
Income taxes, net of refunds	$5,775	$4,404
Interest	$40,746	$20,646
Non-cash investing and financing activities:
Dividends declared but not paid	$—	$2,566

The accompanying notes are an integral part of the consolidated condensed financial statements.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
June 30, 2014

(1) Basis of Presentation

  The Company

PRA Health Sciences, Inc. and its subsidiaries (collectively, the "Company") is a full-service global contract research organization providing a broad range of product development services for pharmaceutical and biotechnology companies around the world. The Company's integrated services include data management, statistical analysis, clinical trial management, and regulatory and drug development consulting.

Effective September 23, 2013, all of the outstanding stock of PRA Holdings, Inc. ("PRA Holdings" or the "Predecessor Company") was acquired by affiliates of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), a private equity firm, for a gross purchase price of approximately $1.4 billion pursuant to a plan of merger by and among Pinnacle Holdco Parent, Inc. ("Parent"), Pinnacle Merger Sub, Inc. ("Merger Sub") and Genstar Capital Partners V, L.P. ("Genstar"). Upon completion of the merger (the "Merger"), the Merger Sub was folded into the Predecessor Company, which became a subsidiary of the Parent. On December 19, 2013, Pinnacle Holdco Parent, Inc. changed its name to PRA Global Holdings, Inc. and on July 10, 2014, PRA Global Holdings, Inc. changed its name to PRA Health Sciences, Inc. See Note 2 — Business Combinations for further information on the Merger.

  Basis of Presentation

The Merger was accounted for as a business combination using the acquisition method of accounting in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification 805, "Business Combinations." KKR's costs of acquiring the Predecessor Company have been pushed-down to establish a new accounting basis for the Company. Accordingly, the consolidated condensed financial statements are presented for two periods, Predecessor and Successor, which relate to the accounting periods preceding and succeeding the completion of the Merger. A vertical line separates the Predecessor and Successor periods on the face of the consolidated condensed financial statements to highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting.

Successor — The consolidated condensed financial statements as of and for the three and six months ended June 30, 2014 and as of December 31, 2013.

Predecessor — The consolidated condensed financial statements of the Predecessor Company through the closing of the Merger on September 22, 2013, including the three and six months ended June 30, 2013.

The accompanying unaudited consolidated condensed financial statements reflect the consolidated operations of the Company and have been prepared pursuant to accounting principles generally accepted in the United States of America (U.S. GAAP). In the opinion of management, all normal and recurring adjustments necessary to present fairly the consolidated financial position, results of operations and cash flows at June 30, 2014, and for all periods presented, have been made. The consolidated condensed balance sheet at December 31, 2013 has been derived from the audited financial statements as of that date.

Certain information and footnote disclosures normally included in financial statements presented in accordance with U.S. GAAP have been condensed or omitted. Although management believes that the disclosures made are adequate for a fair statement of the results of operations, financial condition and cash flows of the Company, it is suggested that these financial statements be read in conjunction with the

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)
June 30, 2014

(1) Basis of Presentation (Continued)

consolidated financial statements and notes thereto included in the Predecessor Company's annual audited financial statements for the year ended December 31, 2013. The results of operations for the three and six months ended June 30, 2013 and the three and six months ended June 30, 2014 are not necessarily indicative of the operating results that may be attained for the entire fiscal year.

(2) Business Combinations

  Acquisition by KKR

Concurrent with the closing of the Merger, KKR contributed equity of $454.8 million and the Company entered into debt agreements totaling $1.3 billion. The debt agreements were comprised of a $825.0 million first lien term loan, a $125.0 million revolving line of credit that was undrawn at closing, and $375.0 million in subordinated notes. The proceeds were used to fund a portion of the total consideration paid, repay all outstanding debt of the Predecessor Company and pay transaction fees associated with the Merger.

The allocation of the purchase price is preliminary and subject to change. Accordingly, adjustments may be made to the values of the assets acquired and liabilities assumed as additional information is obtained about the facts and circumstances that existed at the Merger date. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the Merger date.

Upon consummation of the Merger, the Predecessor Company's stockholders received $17.37 in cash for each share of the Predecessor Company's stock owned. The transaction was accounted for as a business combination using the purchase method of accounting. As discussed above the purchase price allocation has not been finalized due to the jurisdictional allocation of intangibles and goodwill; however, the final valuation is expected to be completed by the end of August 2014, and in any case, no later than one year from the acquisition date in accordance with generally accepted accounting principles. In connection with the acquisition, the Company recorded $852.8 million of goodwill, which is not deductible for income tax purposes. Factors that contributed to the recognition of goodwill for the acquisition included expected growth rates and profitability of the Predecessor Company. The increase in expected growth rates is primarily related to growth in our revenue due to an increase in our global footprint and expansion of service offerings. The increase in expected profitability is primarily related to corporate wide initiatives to streamline and improve the efficiency in which the Company conducts clinical trials as well as continued leveraging of

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)
June 30, 2014

(2) Business Combinations (Continued)

selling, general, and administrative costs. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Merger date (in thousands):

	Purchase Price Allocation	Weighted Amortization Period
Cash and cash equivalents	$60,511
Restricted cash	5,464
Accounts receivable and unbilled services, net	192,847
Other current assets	44,291
Property, plant and equipment	62,960
Customer relationships	379,200	23 years
Customer backlog and other intangibles	133,290	5 years
Trade names (definitive-lived)	1,410	10 years
Trade name (indefinitive-lived)	118,010
Other assets	44,839
Accounts payable and accrued expenses	(101,759)
Advanced billings	(222,160)
Other long-term liabilities	(204,067)

Estimated fair value of net assets acquired	514,836
Purchase price, net of working capital settlement	1,367,660

Total goodwill	$852,824

Customer relationships, customer backlog and other intangibles, and definite-lived trade name intangibles are being amortized on an accelerated method over 23 years, five years, and 10 years, respectively.

Since December 31, 2013, goodwill decreased by $30.3 million as a result of the jurisdictional allocation of acquisition related intangibles, which also required an adjustment to the acquired income tax balances.

  Acquisition of RPS

On September 23, 2013, immediately following the Merger, and using proceeds from the borrowings issued on the same day, the Company acquired all of the outstanding shares of RPS Parent Holding Corp ("RPS"), a global contract research organization based in the United States, for $289.3 million, subject to a working capital adjustment of up to $15.0 million. The acquisition of RPS provides the Company with a more diverse client mix, including 16 of the 20 largest pharmaceutical companies in the world.

The acquisition of RPS was accounted for as a business combination and, accordingly, the assets acquired and the liabilities assumed have been recorded at their respective fair values as of the acquisition date. In connection with the acquisition, the Company recorded approximately $158.7 million of goodwill, which is not deductible for income tax purposes. Factors that contributed to the recognition of goodwill for the acquisition included expected growth in our revenue due to an increase in our global footprint and increased profitability of RPS due to expected synergies with the Company's existing operations. Anticipated synergies include procurement leverage and lower selling, general and administrative expenses, including reduced labor and facilities costs. Longer term, the Company expects to benefit from synergies related to service

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)
June 30, 2014

(2) Business Combinations (Continued)

revenue expansion, as the acquisition serves to significantly increase the depth of relationships with large pharmaceutical companies.

The allocation of the purchase price is preliminary due to timing for obtaining fixed asset valuations and our ongoing assessment of fair values of certain contracts and of certain foreign net loss carryforwards, and is therefore subject to change. Accordingly, adjustments may be made to the values of the assets acquired and liabilities assumed as additional information is obtained about the facts and circumstances that existed at the merger date; however, the final valuation is expected to be completed by the end of August 2014, and in any case, no later than one year from the acquisition date in accordance with generally accepted accounting principles. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

	Purchase Price Allocation	Weighted Amortization Period
Cash and cash equivalents	$18,370
Restricted cash	5,076
Accounts receivable and unbilled services, net	110,928
Other current assets	13,383
Property, plant and equipment	9,699
Customer relationships	19,900	13 years
Other intangibles	11,100	3 years
Trade names	22,000	10 years
Other assets	3,974
Accounts payable and accrued expenses	(49,615)
Advanced billings	(38,749)
Other long-term liabilities	(10,494)

Estimated fair value of net assets acquired	115,572
Purchase price, net of working capital settlement	274,250

Total goodwill	$158,678

Customer relationships and trade name intangibles are being amortized on an accelerated method over 13 years and 10 years, and other intangibles are amortized on a straight-line basis over three years.

Since December 31, 2013, goodwill increased by $1.0 million, primarily as a result of adjustments to the acquired income tax balances and adjustments to the fair value on certain contracts.

The results of operations for RPS are included in the consolidated condensed financial statements of the Company from the date of acquisition.

  Acquisition of CRI Lifetree

On December 2, 2013, the Company completed the acquisition of CRI Holding Company, LLC ("CRI Lifetree"), a specialized research organization, for $77.1 million in cash. CRI Lifetree focuses on the conduct and design of early stage, patient population studies, and is therapeutically focused in human

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)
June 30, 2014

(2) Business Combinations (Continued)

abuse liability, addiction, pain, psychiatry, neurology, pediatric and infectious disease services. CRI Lifetree has approximately 250 full-time employees and has three clinic locations: Marlton, NJ, Philadelphia, PA, and Salt Lake City, UT. In addition to inpatient and outpatient studies, the company provides highly-specialized early phase research support services such as data management, biostatistics, and study report writing.

In order to fund the acquisition of CRI Lifetree, KKR made an equity contribution of $13.5 million in cash and the Company increased its first lien term loan borrowings by $65.0 million.

The acquisition of CRI Lifetree was accounted for as a business combination and, accordingly, the assets acquired and the liabilities assumed have been recorded at their respective fair values as of the acquisition date. In connection with the acquisition, the Company recorded approximately $49.8 million of goodwill, of which $15.4 million is tax deductible. Factors that contributed to the recognition of goodwill for the acquisition included expected growth rates and profitability of CRI Lifetree and expected synergies with the Company's existing operations. Anticipated synergies include lower selling, general and administrative expenses, including reduced labor and facilities costs. Longer term, the Company expects to benefit from synergies related to service revenue expansion, as the acquisition serves to significantly expand the Company's Phase I to Phase II services.

Due to the timing of the acquisition, the valuation of net assets acquired has not been finalized and is expected to be completed by the end of August 2014, and in any case, no later than one year from the acquisition date in accordance with generally accepted accounting principles. The Company's preliminary estimate of the purchase price allocation is as follows (in thousands):

	Purchase Price Allocation	Preliminary Amortization Period
Cash and cash equivalents	$94
Accounts receivable and unbilled services, net	8,234
Other current assets	970
Property, plant and equipment	2,554
Customer relationships	15,915	12 years
Patient relationships	7,128	5 years
Trade name	4,752	10 years
Customer backlog	691	5 years
Other assets	67
Accounts payable and accrued expenses	(2,330)
Advanced billings	(2,619)
Other long-term liabilities	(8,112)

Estimated fair value of net assets acquired	27,344
Purchase price, net of working capital settlement	77,112

Total goodwill	$49,768

The results of operations for CRI Lifetree are included in the consolidated condensed financial statements of the Company from the date of acquisition.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)
June 30, 2014

(3) Joint Ventures

In December 2012, the Predecessor Company and WuXi PharmaTech ("WuXi") signed a joint venture agreement to offer a broad platform of Phase I-IV clinical trial services in China, Hong Kong and Macau. The joint venture provides services including clinical trial monitoring, project management, regulatory strategy and submissions, data management, biostatistics, drug safety reporting, and medical monitoring. The clinical operations of WuXi and PRA in China were combined to operate as an independent contract research organization and are jointly owned by PRA (49%) and WuXi (51%).

The Predecessor Company contributed $4.6 million to the joint venture during March 2013. The investment will be adjusted for the Company's equity in the venture's net income (loss), cash contributions, distributions, and other adjustments required by the equity method of accounting. The investment in WuXi totaled $2.8 million and $3.0 million at June 30, 2014 and December 31, 2013, respectively.

In March 2013, RPS entered into a joint venture agreement with A2 Healthcare Corporation (formerly part of Asklep, Inc.). The joint venture ("RPS-Asklep") provides research and development outsourcing solutions in Japan to the biopharmaceutical and medical device industries. This joint venture is based in Tokyo, Japan and is owned by RPS (49%) and Asklep (51%).

The investment in RPS-Asklep totaled $0.3 million at June 30, 2014 and December 31, 2013, respectively. The investment will be adjusted for RPS's equity in the venture's net income (loss), cash contributions, distributions, and other adjustments required by the equity method of accounting.

(4) Significant Accounting Policies

  Principles of Consolidation

The consolidated condensed financial statements include the accounts and results of operations of the Company. All intercompany balances and transactions have been eliminated.

  Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, the Company's primary method of revenue recognition requires estimates of costs to be incurred to fulfill existing long-term contract obligations. Actual results could differ from those estimates. Estimates are also used when accounting for certain items such as allowance for doubtful accounts, depreciation and amortization, asset impairment, certain acquisition- related assets and liabilities, income taxes, fair market value determinations, and contingencies.

  Reportable Segments

The Company's operations consist of one reportable segment, which represents management's view of the Company's operations based on its management and internal reporting structure.

  Business Combinations

Business combinations are accounted for using the acquisition method and, accordingly, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree are recorded at

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)
June 30, 2014

(4) Significant Accounting Policies (Continued)

their estimated fair values on the date of the acquisition. Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired, including the amount assigned to identifiable intangible assets.

  Contingent Liabilities

The Company provides for contingent liabilities when (1) it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated condensed financial statements and (2) the amount of the loss can be reasonably estimated. Disclosure in the notes to the consolidated condensed financial statements is required for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred. The Company expenses as incurred the costs of defending legal claims against the Company.

  Cash Equivalents

The Company considers all highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of June 30, 2014 and December 31, 2013, substantially all of the Company's cash and cash equivalents were held in or invested with large financial institutions. Certain bank deposits may at times be in excess of the FDIC insurance limits.

  Restricted cash

The Company receives cash advances from its customers to be used for the payment of investigator costs and other pass-through expenses. The terms of certain customer contracts require that such advances be maintained in separate escrow accounts; these accounts are not commingled with the Company's cash and cash equivalents and are presented separately in the consolidated condensed balance sheet.

Additionally, as part of the ClinStar acquisition, the Company was required to transfer $1.0 million to an escrow account held by a subsidiary. The funds were used to pay deferred compensation to certain former ClinStar employees. During the six months ended June 30, 2014, the Company distributed all of the remaining funds held in the escrow account.

  Accounts Receivable and Unbilled Services

Accounts receivable represent amounts for which invoices have been sent to clients based upon contract terms. Unbilled services represent amounts earned for services that have been rendered but for which clients have not been billed and include reimbursement revenue. Unbilled services are generally billable upon submission of appropriate billing information, achievement of contract milestones or contract completion.

  Advance Billings

Advance billings represent amounts associated with services, reimbursement revenue and investigator fees that have been received but have not yet been earned or paid.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)
June 30, 2014

(4) Significant Accounting Policies (Continued)

  Derivative Financial Instruments

All derivatives are measured at fair value and recognized as either assets or liabilities on the consolidated condensed balance sheets. Derivatives that are not determined to be effective hedges are adjusted to fair value with a corresponding effect on earnings. Changes in the fair value of derivatives that are designated and determined to be effective as part of a hedge transaction have no immediate effect on earnings and depending on the type of hedge, are recorded either as part of other comprehensive income and will be included in earnings in the period in which earnings are affected by the hedged item, or are included in earnings as an offset to the earnings impact of the hedged item. Any ineffective portions of hedges are reported in earnings as they occur. The Company utilizes interest rate swap and cap agreements ("interest rate contracts") to manage changes in market conditions related to debt obligations.

  Fair Value Measurements

The Company records certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is described below. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

  •
  Level 1 — Quoted prices in active markets for identical assets or liabilities.

  •
  Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

  •
  Level 3 — Unobservable inputs that are supported by little or no market activity. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The carrying amount of financial instruments, including cash and cash equivalents, accounts receivable, unbilled services, accounts payable and advanced billings, approximate fair value due to the short maturities of these instruments.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)
June 30, 2014

(4) Significant Accounting Policies (Continued)

  Recurring Fair Value Measurements

The following table summarizes the fair value of the Company's financial assets and liabilities that are measured on a recurring basis as of June 30, 2014 (in thousands):

	Level 1	Level 2	Level 3		Total
Assets:
Interest rate contracts	$—	$17		$—	$17

Total	$—	$17		$—	$17

Liabilities:
Interest rate contracts	$—	$11,930	$		$11,930
Contingent consideration	—	—		3,280	3,280

Total	$—	$11,930		$3,280	$15,210

The Company values contingent consideration, related to business combinations, using a weighted probability of potential payment scenarios discounted at rates reflective of the weighted average cost of capital for the businesses acquired. Key assumptions used to estimate the fair value of contingent consideration include revenue and operating forecasts and the probability of achieving the specific targets. Interest rate swaps and caps are measured at fair value using a market approach valuation technique. The valuation is based on an estimate of net present value of the expected cash flows using relevant mid-market observable data inputs and based on the assumption of no unusual market conditions or forced liquidation.

The following table summarizes the changes in Level 3 financial assets and liabilities measured on a recurring basis for the six months ended June 30, 2014 (in thousands):

Contingent Considerations — Accrued expenses and Other long-term liabilities
Balance at December 31, 2013	$2,996
Revaluations included in earnings	284

Balance at June 30, 2014	$3,280

  Non-recurring Fair Value Measurements

Certain assets and liabilities are carried on the accompanying consolidated condensed balance sheets at cost and are not remeasured to fair value on a recurring basis. These assets include definite-lived intangible assets which are tested when a triggering event occurs and goodwill and identifiable indefinite-lived intangible assets which are tested for impairment annually on October 1 and when a triggering event occurs.

As of June 30, 2014, assets carried on the balance sheet and not remeasured to fair value on a recurring basis totaling approximately $1,745.2 million were identified as Level 3. These assets are comprised of goodwill of $1,079.2 million and identifiable intangible assets of $666.0 million.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)
June 30, 2014

(4) Significant Accounting Policies (Continued)

  Revenue Recognition

The Company generally enters into contracts with customers to provide services with payments based on either fixed-fee, time and materials, or fee-for-service arrangements. Revenue for services is recognized only after persuasive evidence of an arrangement exists, the sales price is determinable, services have been rendered, and collectability is reasonably assured.

Once these criteria have been met, the Company recognizes revenue for the services provided on fixed-fee contracts based on the proportional performance methodology, which determines the proportion of outputs or performance obligations which have been completed or delivered compared to the total contractual outputs for performance obligations. To measure performance, the Company compares the contract costs incurred to estimated total contract costs through completion. As part of the client proposal and contract negotiation process, the Company develops a detailed project budget for the direct costs based on the scope of the work, the complexity of the study, the geographical location involved and the Company's historical experience. The Company then establishes the individual contract pricing based on the Company's internal pricing guidelines, discount agreements, if any, and negotiations with the client. The estimated total contract costs are reviewed and revised periodically throughout the lives of the contracts, with adjustments to revenue resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are first identified. Contract costs consist primarily of direct labor and other project-related costs.

Revenue from time and materials contracts is recognized as hours are incurred. Revenues and the related costs of fee-for-service contracts are recognized in the period in which services are performed.

A majority of the Company's contracts undergo modifications over the contract period and the Company's contracts provide for these modifications. During the modification process, the Company recognizes revenue to the extent it incurs costs, provided client acceptance and payment is deemed reasonably assured.

The Company often offers volume discounts to its large customers based on annual volume thresholds. The Company records an estimate of the annual volume rebate as a reduction of revenue throughout the period based on the estimated total rebate to be earned for the period.

Most of the Company's contracts can be terminated by the client either immediately or after a specified period following notice. These contracts require the client to pay the Company the fees earned through the termination date, the fees and expenses to wind down the study, and, in some cases, a termination fee or some portion of the fees or profit that the Company could have earned under the contract if it had not been terminated early. Therefore, revenue recognized prior to cancellation generally does not require a significant adjustment upon cancellation.

  Reimbursement Revenue and Reimbursable Out-of-Pocket Costs

The Company incurs out-of-pocket costs, in excess of contract amounts, which are reimbursable by its customers. The Company includes out-of-pocket costs both as reimbursement revenue and as reimbursable out-of-pocket costs in the consolidated condensed statements of operations.

As is customary in the industry, the Company routinely enters into separate agreements on behalf of its clients with independent physician investigators in connection with clinical trials. The funds received for investigator fees are netted against the related cost because such fees are the obligation of the Company's

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)
June 30, 2014

(4) Significant Accounting Policies (Continued)

clients, without risk or reward to the Company. The Company is not obligated either to perform the service or to pay the investigator in the event of default by the client. In addition, the Company does not pay the independent physician investigator until funds are received from the client. Total payments to investigators were $48.0 million and $99.3 million for the three and six months ending June 30, 2014, respectively, and $51.1 million and $96.4 million for the three and six months ended June 30, 2013, respectively.

  Net Income (Loss) Per Share

The calculation of net income (loss) per share ("EPS") is based on the weighted average number of common shares or common stock equivalents outstanding during the applicable period. The dilutive effect of common stock equivalents is excluded from basic earnings per share and is included in the calculation of diluted earnings per share.

  Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, accounts receivable, and unbilled services. As of June 30, 2014, substantially all of the Company's cash and cash equivalents were held in or invested with large financial institutions. Accounts receivable include amounts due from pharmaceutical and biotechnology companies. The Company establishes an allowance for potentially uncollectible receivables. In management's opinion, there is no additional material credit risk beyond amounts provided for such losses.

For the three and six months ended June 30, 2014 and June 30, 2013, respectively, there were no individual customers that were greater than or equal to 10% of service revenue.

As of June 30, 2014 and December 31, 2013, there were no individual customers that were greater than or equal to 10% of consolidated accounts receivable and unbilled receivables.

  Recent Accounting Pronouncements

In May 2014, the FASB issued an Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers," to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards. This ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company is currently assessing the potential impact of this ASU on its consolidated condensed financial statements.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)
June 30, 2014

(5) Accounts Receivable and Unbilled Services

Accounts receivable and unbilled services include service revenue, reimbursement revenue, and amounts associated with work performed by investigators. Accounts receivable and unbilled services were (in thousands):

	June 30, 2014	December 31, 2013
Accounts receivable	$243,649	$232,768
Unbilled services	98,023	62,345

	341,672	295,113
Less allowance for doubtful accounts	(1,716)	(129)

Total accounts receivable and unbilled services, net	$339,956	$294,984

(6) Goodwill and Intangible Assets

  Goodwill

The changes in the carrying amount of goodwill are as follows (in thousands):

Balance at December 31, 2013	$1,099,081
Adjustments to PRA/KKR Purchase Price Allocation	(30,031)
Adjustments to RPS Purchase Price Allocation	1,029
Currency translation	9,118

Balance at June 30, 2014.	$1,079,197

  Intangible Assets

Intangible assets consist of the following (in thousands):

	June 30, 2014	December 31, 2013
Customer relationships	$422,238	$419,519
Customer backlog	135,177	133,017
Trade names (definite-lived)	27,890	28,143
Patient list and other intangibles	17,128	17,128
Non-competition agreements	3,133	3,158

Total finite-lived intangible assets, gross	605,566	600,965
Accumulated amortization	(57,530)	(19,184)

Total finite-lived intangible assets, net	548,036	581,781
Trade names (indefinite-lived)	118,010	118,010

Total intangible assets, net	$666,046	$699,791

Amortization expense was $19.7 million and $38.4 million for the three and six months ended June 30, 2014, respectively, and was $5.4 million and $8.8 million for the three and six months ended June 30,

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)
June 30, 2014

(6) Goodwill and Intangible Assets (Continued)

2013, respectively. Estimated amortization expense related to finite-lived intangible assets for the next five years and thereafter is as follows (in thousands):

2014 (remaining)	$37,662
2015	61,650
2016	50,468
2017	37,951
2018	33,030
2019 and thereafter	327,275

Total	$548,036

(7) Current borrowings and long-term debt

Long-term debt consisted of the following (in thousands):

	June 30, 2014	December 31, 2013
Term loans, first lien	$883,325	$887,775
Subordinated notes	375,000	375,000

	1,258,325	1,262,775
Less debt discount	(7,149)	(8,063)

	1,251,176	1,254,712
Less current portion	(8,900)	(8,900)

Total long-term debt, net	$1,242,276	$1,245,812

Principal payments on long-term debt are due as follows (in thousands):

2014 (remaining)	$4,450
2015	8,900
2016	8,900
2017	8,900
2018 and thereafter	1,227,175

Total	$1,258,325

The estimated fair value of borrowings under credit facilities and long-term debt was $1,298.0 million and $1,301.2 million at June 30, 2014 and December 31, 2013, respectively. The fair value of the subordinated notes were determined based on Level 2 inputs using the market approach, which is primarily based on rates at which the debt is traded among financial institutions. The fair value of the term loans and borrowings under credit facilities were determined based on Level 3 inputs, which is primarily based on rates at which the debt is traded among financial institutions adjusted for the Company's credit standing.

In September 2013, the Company entered into a new credit agreement (the "2013 Credit Agreement") with a syndicate of banks led by UBS for an aggregate principal amount of $825.0 million of first lien term loan

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)
June 30, 2014

(7) Current borrowings and long-term debt (Continued)

and a $125.0 million revolving line of credit (the "New Credit Facility" or "Senior Secured Credit Facility"). Due to the Merger, on September 23, 2013, the Predecessor Company terminated its old credit facility dated December 10, 2012. In September 2013, the Company also issued $375.0 million in subordinated notes (the "Subordinated notes"). The proceeds from the 2013 Credit Agreement and the Subordinated notes issuances were used in conjunction with the acquisition by KKR, to fund the acquisition of RPS, repay existing debt, and pay for fees and expenses related to the aforementioned events. The Company paid an $8.3 million debt discount in connection with the first lien term loans.

On December 2, 2013, the Company borrowed $65.0 million under the first lien term loan facility of the 2013 Credit Agreement (the "Incremental Term Loan Borrowing"). The proceeds were used to fund the acquisition of CRI Lifetree. In accordance with the guidance in ASC 470-50, "Debt-Modifications and Extinguishments," the Incremental Term Loan Borrowing was accounted for as a debt modification.

On March 24, 2014, the Company completed a repricing transaction ("the Repricing") associated with the first lien term loan that reduced the applicable margin from 4.0% to 3.5%. As part of the repricing, eight previous lenders did not consent to the repricing terms; therefore the non-consenting lenders were replaced by new lenders. In accordance with the guidance in ASC 470-50, "Debt-Modifications and Extinguishments," the Repricing was accounted for as a partial debt extinguishment based on non-consenting lenders no longer having a holding interest. As a result of the partial debt extinguishment, the Company recognized a loss of extinguishment of debt totaling $1.4 million, which was recorded during the six months ended June 30, 2014. The Company incurred $0.1 million in expenses for the repricing transaction, which were expensed during the six months ended June 30, 2014.

As collateral for borrowings under the 2013 Credit Agreement, the Company granted a pledge on primarily all of its assets, and the stock of designated subsidiaries. The Company is subject to certain financial covenants, which require the Company to maintain certain debt-to-EBITDA ratios. The 2013 Credit Agreement also contains covenants that, among other things, restrict the Company's ability to incur additional indebtedness, grant liens, make investments, loans, guarantees or advances, make restricted junior payments, including dividends, redemptions of capital stock and voluntary prepayments or repurchase of certain other indebtedness, engage in mergers, acquisitions or sales of assets, enter into sale and leaseback transactions or engage in certain transactions with affiliates and otherwise restrict certain corporate activities. The Company does not expect these covenants to restrict its liquidity, financial condition or access to capital resources in the foreseeable future. The 2013 Credit Agreement also contains customary representations, warranties, affirmative covenants, and events of default.

Beginning on December 31, 2014, the Company is required to make mandatory prepayments on borrowings under the 2013 Credit Agreement if its financial performance exceeds specified amounts.

  Term Loans

The first lien term loan is a floating rate term loan with scheduled, fixed quarterly principal payments of 0.25% of the original principal balance through September 2020. The variable interest rate is based on the LIBOR, with a 1.0% LIBOR floor, plus an applicable margin of 3.5%. The applicable margin is dependent upon the Company's debt to consolidated EBITDA ratio as defined in the 2013 Credit Agreement.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)
June 30, 2014

(7) Current borrowings and long-term debt (Continued)

The Company has the option of 1, 2, 3 or 6 month base interest rate. As of June 30, 2014 and December 31, 2013, the weighted average interest rate on the first lien term loan was 4.5% and 5.0%, respectively. There are no prepayment penalties.

  Revolving Credit Facilities

The Company's new credit facility provides for $125.0 million of potential borrowings and expires on September 23, 2018. The interest rate on the credit facility is based on the LIBOR plus an applicable rate, based on the leverage ratio of the Company. The Company, at its discretion, may choose interest periods of 1, 2, 3 or 6 months. In addition, the Company is required to pay to the lenders a commitment fee of 0.5% quarterly for unused commitments on the revolver, subject to a step-down to 0.375% based upon achievement of a certain leverage ratio. As of June 30, 2014 and December 31, 2013, the weighted average interest rate on the credit facility was 3.7% and 5.0%, respectively. At June 30, 2014, the Company had no outstanding borrowings under the credit facility. In addition, at June 30, 2014, the Company had $2.5 million in letters of credit outstanding, which are secured by the New Credit Facility.

  Subordinated Debt

In September 2013, the Company issued $375.0 million of Subordinated notes. The Subordinated notes do not require principal payments and mature on October 1, 2023. The Subordinated notes bear interest at a rate of 9.50% per year payable on April 1, and October 1 of each year, beginning April 1, 2014.

The Company may redeem the Subordinated notes, in whole or in part, at any time prior to October 1, 2018 subject to a prepayment premium calculated in accordance with the Subordinated notes indenture. From October 1, 2018 through October 1, 2021, the prepayment premium is 1.58% - 4.75%; there is no prepayment premium after October 1, 2021. In the event of a change in control, holders of the Subordinated notes would be repaid the outstanding principal balance plus accrued interest and a 1% prepayment premium.

As collateral for the payment and performance in full of the Subordinated notes, the Company granted a pledge on primarily all of its assets, and the stock of designated subsidiaries. In addition, the covenants include limitations on incurring additional indebtedness, selling certain assets, and making certain distributions.

(8) Stockholders' Equity

  Authorized Shares

The Company is authorized to issue up to one billion shares of common stock, with a par value of $0.01.

(9) Stock-Based Compensation

  Successor

On September 23, 2013 and in connection with the acquisition of the Company by KKR, the Board of Directors approved the formation of the 2013 Stock Incentive Plan for Key Employees of Pinnacle Holdco Parent, Inc. and its subsidiaries (the "Plan"). The Plan allows for the issuance of stock options and other stock-based awards as permitted by applicable laws. The number of shares available for grant under the plan is 12.5% of the outstanding shares at closing on a fully diluted basis. The Company rolled over

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)
June 30, 2014

(9) Stock-Based Compensation (Continued)

4,814,978 stock options under the Plan; this amount is comprised of 4,729,774 and 85,204 options rolled over by employees of the Predecessor Company and RPS, respectively. The fair value of the options that were rolled over equaled the fair value of the options in the Predecessor Company and, therefore, there was no additional stock-based compensation expense recorded.

During December 2013, the Board of Directors granted 11,170,000 stock options; this amount is comprised of 6,591,500 service-based options and 4,578,500 market-based options.

Generally, the Company grants stock options with exercise prices greater than or equal to the fair market value of the Company's common stock on the date of grant; however, stock options will not be issued with an exercise price less than $5.00 per share as determined by the board of directors. The stock option compensation cost calculated under the fair value approach is recognized on a pro-rata basis over the vesting period of the stock options (usually five years). Most stock option grants are subject to graded vesting as services are rendered and have a contractual life of ten years.

The options with a market-based condition vest only upon the achievement of a specified multiple of invested capital or internal rate of return from a liquidity event. No compensation expense has been recorded as the options vest upon a liquidity event, which is not considered probable until the date it occurs. At that time, compensation expense equal to the grant date fair value will be recorded, regardless of whether the market condition is satisfied. These options have a contractual life of ten years.

Aggregated information regarding the Company's option plans is summarized below:

	Options	Wtd. Average Exercise Price	Wtd. Average Remaining Contractual Life	Intrinsic Value
Outstanding at December 31, 2013	15,984,978	3.87
Exercised	(26,666)	1.25
Expired/forfeited	(192,234)	4.56

Outstanding at June 30, 2014	15,766,078	3.87	8.1	46.6

Exercisable at June 30, 2014	4,765,578	1.25	4.8	26.5

  Predecessor

During February 2013, the Predecessor Company paid a $2.83 per share dividend to all shareholders and made a related payment to holders of vested service-based options. This transaction represented an equity restructuring under ASC 718. The decision to provide cash payments to option holders to prevent the shareholder dividend from being dilutive to such option holders represented a modification of the options. The compensation expense associated with the modification was determined by calculating the change in the stock options' value immediately before and after the modification, plus any other consideration received by the option holders. Such expense was $13.1 million during the Predecessor period from January 1, 2013 to June 30, 2013.

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)
June 30, 2014

(9) Stock-Based Compensation (Continued)

Stock-based compensation expense related to employee stock options is summarized below (in thousands):

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Direct costs	$139	$51	$282	$446
Selling, general and administrative	728	1,152	1,478	15,236

Total stock compensation expense	$867	$1,203	1,760	15,682

The fair value of each option issued during these periods was estimated on the date of grant using the Black-Scholes option pricing model for service condition awards and a Monte Carlo model for market and performance condition awards, with the following weighted average assumption:

Predecessor
Six Months Ended June 30, 2013
Risk-free interest rate	1.3%
Expected life, in years	7.00
Dividend yield	N/A
Volatility	41.2%

The fair value of options granted during the three months ended June 30, 2013 was $4.55 per share. There were no options granted during the three months ended June 30, 2014.

(10) Income Taxes

The Company's effective income tax rate was 45.9% and 12.3% for the six months ended June 30, 2014 and 2013 respectively. The variation between the Company's effective income tax rate and the U.S. statutory rate of 35% for the six months ended June 30, 2014 is primarily due to (i) the overall projected loss which has the effect of increasing the Company's effective tax rate when combined with the projected income from foreign subsidiaries, which is taxed at rates lower than the U.S. statutory rate, with the projected losses in the U.S. and (ii) impact of certain foreign earnings being subject to current U.S. tax.

U.S. GAAP requires a two-step approach when evaluating uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence demonstrates that it is more likely than not that the position will be sustained upon audit, including resolution of any related appeals or litigation processes. The second step is to quantify the amount of tax benefit to recognize as the amount that is cumulatively more than 50% likely to be realized upon ultimate settlement with the taxing authorities.

As of June 30, 2014, the Company's liability for unrecognized tax benefits was $11.2 million. If any portion of this $11.2 million is recognized that impacts the effective tax rate, the Company will then include that portion in the computation of its effective tax rate. Although the ultimate timing of the resolution of audits is highly uncertain, the Company believes it is reasonably possible that approximately

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)
June 30, 2014

(10) Income Taxes (Continued)

$1.5 million of gross unrecognized tax benefits will change in the next 12 months as a result of pending audit settlements or statute of limitations expirations.

The Company files U.S. federal, U.S. state, and foreign tax returns. For U.S. federal purposes, the Company is generally no longer subject to tax examinations for years ended December 31, 2009 and prior. For U.S. state tax returns, the Company is generally no longer subject to tax examinations for years prior to 2009. For foreign purposes, the Company is generally no longer subject to examination for tax periods 2008 and prior. Certain carryforward tax attributes generated in prior years remain subject to examination and adjustment.

(11) Commitments and Contingencies

  Legal Proceedings

The Company is involved in legal proceedings from time to time in the ordinary course of its business, including employment claims and claims related to other business transactions. Although the outcome of such claims is uncertain, management believes that these legal proceedings will not have a material adverse effect on the financial condition or results of future operations of the Company.

The Company is currently a party to litigation with the City of Sao Paulo, Brazil. The dispute relates to whether the export of services provided by the Company is subject to a local tax on services. The Company has not recorded a liability associated with the claim, which totaled $6.3 million and $5.6 million at June 30, 2014 and December 31, 2013, respectively, given it is not deemed probable the Company will incur a loss related to this case. However, a deposit totaling $5.8 million has been made to the Brazilian court in order to annul the potential tax obligation and to avoid the accrual of additional interest and penalties. This balance is recorded in Other assets on the consolidated condensed balance sheet. The Company expects to recover the full amount of the deposit when the case is settled.

(12) Restructuring

  European Restructuring

During 2012, the Board of Directors of RPS approved a restructuring plan to reduce support costs in its European Operations ("European Restructuring"). RPS offered severance benefits to the terminated employees and eliminated approximately 75 positions. The Company has elected to continue the European Restructuring Plan after the Merger. The Company expects to complete the restructurings by December 31, 2014. The Company does not expect to incur any additional cost for this restructuring plan.

  U.S. Restructuring

During 2013, the Board of Directors of RPS approved a restructuring plan to reduce support costs in its U.S. Operations ("U.S. Restructuring"). RPS offered severance benefits to the terminated employees and eliminated approximately 30 positions. The Company has elected to continue the U.S. Restructuring Plan after the Merger. The Company has incurred total cost of $0.3 million and does not expect to incur any additional cost. The Company expects to complete the restructurings by December 31, 2014.

  Merger Synergies

As a result of the Merger, the Company offered severance benefits to terminated employees and eliminated approximately 33 positions for synergies gained as a result of the Merger ("Merger Synergies"). The

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)
June 30, 2014

(12) Restructuring (Continued)

Company expects the total cost of the Merger Synergies to be approximately $6.4 million and the Company expects to complete the restructurings by December 31, 2014. The total expected cost of $6.4 million is primarily comprised of severance and benefit costs. For the three and six months ended June 30, 2014, the Company recorded $(0.2) million and $1.1 million of restructuring expense related to severance benefit cost, respectively, which is included in selling, general, and administrative expenses of the consolidated condensed statement of operations.

The table below outlines the components of the restructuring charges (in thousands):

	Balance at December 31, 2013	Additional provisions	Payments	Foreign exchange adjustment	Balance at June 30, 2014
European Restructuring	$854	$—	$—	$—	$854
U.S. Restructuring	1,032	21	(827)	—	226
Merger Synergies	1,350	1,076	(2,081)	3	348

Total	$3,236	$1,097	$(2,908)	$3	1,428

A total of approximately $1.4 million and $3.2 million is included in accrued expenses as of June 30, 2014 and December 31, 2013, respectively, related to the restructuring plans.

(13) Derivatives

The Company is exposed to certain risks relating to our ongoing business operations. The primary risk that the Company seeks to manage by using derivative instruments is interest rate risk. Accordingly, the Company has instituted interest rate hedging programs that are accounted for in accordance with ASC 815, "Derivatives and Hedging." Our interest rate hedging program is a cash flow hedge program designed to minimize interest rate volatility. The Company swaps the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount, at specified intervals. The Company also employs an interest rate cap that compensates us if variable interest rates rise above a pre-determined rate. The Company's interest rate contracts are designated as hedging instruments.

The following table presents the notional amounts and fair values (determined using level 2 inputs) of our derivatives as of June 30, 2014. All asset and liability amounts are reported in other assets and other long-term liabilities (in thousands):

		June 30, 2014		December 31, 2013
	Balance Sheet Classification	Notional amount	Asset/ (Liability)	Notional amount	Asset/ (Liability)
Derivatives in an asset position:
Interest rate contracts	Other assets	$800,000	$17	$1,360,000	$3,303
Derivatives in a liability position:
Interest rate contracts	Other long-term liabilities	620,000	(11,930)	60,000	(42)

Total designated derivatives		$1,420,000	$(11,913)	$1,420,000	$3,261

The Company records the effective portion of any change in the fair value of derivatives designated as hedging instruments under ASC 815 to other accumulated comprehensive income (loss) in our consolidated

PRA HEALTH SCIENCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)
June 30, 2014

(13) Derivatives (Continued)

condensed balance sheet, net of deferred taxes, and any ineffective portion to other income (expense), net in our consolidated condensed statements of operations. The Company did not recognize any ineffectiveness and recognized unrealized losses of $8.2 million and $15.2 million in other comprehensive income (loss) during the three and six months ended June 30, 2014, respectively. The Company will reclassify the unrealized holding losses on the interest rate contracts included in accumulated other comprehensive income when the hedged item affects earnings or is no longer expected to occur. The interest rate contracts had no impact on the Company's cash flows during the three and six months ended June 30, 2014.

(14) Related Party Transactions

The Company paid management fees of $0.6 million and $1.1 million to KKR during the three and six months ended June 30, 2014, respectively. The Company also paid management fees of $0.5 million and $1.0 million to Genstar during the three and six months ended June 30, 2013, respectively.

At June 30, 2014 and December 31, 2013, KKR held $23.1 million and $28.0 million, respectively, in first lien term debt.

(15) Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the applicable period. Diluted net income (loss) per share is calculated after adjusting the denominator of the basic net income (loss) per share calculation for the effect of all potentially dilutive common shares, which in the Company's case, includes shares issuable under the stock option and incentive award plan. The following table reconciles the basic to diluted weighted average shares outstanding (in thousands):

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Basic weighted average common shares outstanding	94,445	39,641	94,445	39,641
Effect of dilutive stock options	—	610	—	956
Diluted weighted average common shares outstanding	94,445	40,251	94,445	40,597
Anti-dilutive shares	995	532	914	429

The anti-dilutive shares disclosed above were calculated using the treasury stock method. During the periods the Company was in a net loss position, all options outstanding (as disclosed in Note 9) would be anti-dilutive.

(16) Subsequent Events

The Company has evaluated the period after the balance sheet date up through August 14, 2014, the report release date, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements.

Independent Auditor's Report

Board of Directors
Clinstar, LLC
Walnut Creek, California

We have audited the accompanying consolidated financial statements of Clinstar, LLC (the Company), which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, member's equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Clinstar, LLC (the Company) as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP
San Jose, California
May 16, 2013

Clinstar, LLC
Consolidated Balance Sheets
(in USD thousands)

	December 31,
	2012	2011
Assets
Current Assets
Cash and cash equivalents	$7,002	$12,320
Cash under escrow funds	4,718	4,460
Accounts receivable	9,028	4,951
Unbilled receivables	4,092	4,256
Prepaid expenses and other current assets	1,975	666

Total Current Assets	26,815	26,653

Property and Equipment, Net	1,568	1,257
Other Assets	104	99

Total Assets	$28,487	$28,009

Liabilities and Member's Equity
Current Liabilities
Accounts payable	$665	$577
Advances from customers	763	423
Deferred revenue	592	1,157
Escrow funds	4,718	4,460
Accrued liabilities	2,187	1,686

Total Current Liabilities	8,925	8,303

Commitments and Contingencies (see Note 3)
Member's Equity
Retained earnings, net of distributions	19,639	20,317
Accumulated other comprehensive loss	(77)	(611)

Total Member's Equity	19,562	19,706

Total Liabilities and Member's Equity	$28,487	$28,009

The accompanying notes are an integral part of these financial statements

Clinstar, LLC
Consolidated Statements of Comprehensive Income
(in USD thousands)

	Years Ended December 31,
	2012	2011
Revenues
Service fees for clinical trials	$19,258	$17,709
Service fees for warehouse management	10,162	7,098
Reimbursement revenue	15,664	10,806

Total Revenue	45,084	35,613

Operating Costs and Expenses
Direct costs	15,928	14,427
Reimbursable out-of-pocket costs	15,664	10,806
Selling, general and administrative	5,583	4,882
Depreciation and amortization	467	393

Total Operating Costs and Expenses	37,642	30,508

Income from Operations	7,442	5,105

Other income	80	188

Income Before Income Taxes	7,522	5,293
Income tax expense	1,600	981

Net Income	$5,922	$4,312

Other comprehensive income (loss):
Foreign currency translation adjustment	534	(516)

Comprehensive Income	$6,456	$3,796

The accompanying notes are an integral part of these financial statements

Clinstar, LLC
Consolidated Statements of Member's Equity
(in USD thousands)

	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Member's Equity
Balances, January 1, 2011	$16,005	$(95)	$15,910
Net income	4,312	—	4,312
Foreign currency translation adjustment	—	(516)	(516)

Balances, December 31, 2011	20,317	(611)	19,706

Distributions	(6,600)	—	(6,600)
Net income	5,922	—	5,922
Foreign currency translation adjustment	—	534	534

Balances, December 31, 2012	$19,639	$(77)	$19,562

The accompanying notes are an integral part of these financial statements

Clinstar, LLC
Consolidated Statements of Cash Flows
(in USD thousands)

	Years Ended December 31,
	2012	2011
Cash Flows from Operating Activities
Net income	$5,922	$4,312
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	467	393
Loss on disposal of fixed assets	25	—
Unrealized foreign currency loss	350	—
Net changes in operating assets and liabilities:
Accounts receivable	(4,191)	1,455
Unbilled receivables	164	(2,495)
Prepaid expenses and other current assets	(1,297)	(54)
Other assets	(5)	3
Accounts payable	268	351
Advances from customers	340	(134)
Accrued liabilities	455	15
Deferred revenue	(565)	(886)

Net Cash Provided by Operating Activities	1,933	2,960

Cash Flow from Investing Activities
Purchase of property and equipment	(782)	(487)

Cash Flow from Financing Activities
Distributions to members	(6,600)	—

Effects of foreign exchange changes on cash and cash equivalents	131	—

Increase (decrease) in Cash and Cash Equivalents	(5,318)	2,473
Cash and Cash Equivalents at Beginning of Year	12,320	9,847

Cash and Cash Equivalents at End of Year	$7,002	$12,320

Supplemental Disclosure of Cash Flow Information:
Income taxes paid	$1,600	$981

The accompanying notes are an integral part of these financial statements

Clinstar, LLC
Notes to Consolidated Financial Statements

1. SUMMARY OF ACCOUNTING POLICIES

Nature of Business and Basis of Presentation — Clinstar, LLC (the Company or Clinstar) is a Limited Liability Company headquartered in Walnut Creek, California that was established in the state of California in 1999 under the name of "Russian R&D LLC," with a subsequent name change to Clinstar, LLC in 2002. The Company is a Contract Research Organization (CRO) that manages Phase I-IV clinical research trials in Russia, Ukraine, Belarus and the Baltic States. The Company has six wholly owned subsidiaries: Clinstar Europe LLC, Clinstar Ukraine LLC, Clinstar Global Holdings LLC, Clinstar Baltics OU and CJSC IMP-Logistics (IMP Logistics) (with subsidiaries in Ukraine — IMP-Logistics Ukraine LLC and in Belarus — IMP-Logistics Bel FLLC) with operations in Russia, Belarus and Ukraine. The Company provides two distinct business offerings to its customers: clinical trial management services and clinical trial supplies warehouse management services.

Through its locations in the United States of America, Russia, Ukraine, Belarus and the Baltic States, the Company provides a broad range of services related to managing clinical studies extending from feasibility analyses, regulatory submissions, site and investigator recruitment, managing clinical and medical affairs, conducting independent quality assurance audits, study monitoring, as well as project and site management.

The Company also provides clinical supply management services for study treatments (drugs, biologics or devices) being evaluated within clinical trials via its subsidiary, IMP Logistics (Russia, Belarus and Ukraine). These services include inventory planning and management, regional warehouse depot storage, product re-labeling, total investigative product accountability, purchase of ancillary and commercially available products, import/export coordination and management of product return and destruction. The Company's customer base consists of biotechnology and pharmaceutical companies. IMP Logistics operates a full-service import, storage and distribution depot in each of the following locations: Kiev, Ukraine; Minsk, Belarus; and Moscow, Russia.

The consolidated financial statements include the accounts of Clinstar, LLC and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in the consolidation.

The functional currency of IMP Logistics in Russia, Belarus and Ukraine is the Russian Ruble. The functional currency of all other subsidiaries is the US Dollar. The Company translates all assets and liabilities of IMP Logistics (Russia, Belarus and Ukraine) to US dollars at the current exchange rates as of the applicable balance sheet date. Revenues and expenses are translated using the average exchange rate for the period. Gains and losses resulting from the translation of the foreign subsidiaries' financial statements are reported as a separate component of accumulated other comprehensive income in member's equity. Net losses resulting from foreign exchange transactions, which are recorded in the consolidated statements of comprehensive income, were $538,395 and $291,401 for the years ended December 31, 2012 and 2011, respectively.

Use of Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are also used when accounting for certain items such as allowance for doubtful accounts, depreciation and amortization, asset impairment, customer rebates, income taxes, fair market value determinations and accrued liabilities. Actual results may differ materially from those estimates.

Clinstar, LLC
Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF ACCOUNTING POLICIES (Continued)

Revenue Recognition — The Company generates revenue primarily from the following services:

1.
Service Fees for Clinical Trial-Related Services

2.
Reimbursement Revenue

3.
Service Fees for Warehouse Management Services

Service Fees for Clinical Trial-Related Services

Service fees for Clinical Trial-related services are derived from two types of contracts: "Milestone Based Contracts" and "Unit-Based" contracts. The Company uses signed contracts and subsequent amendments as evidence of arrangements. However, in limited situations, management may authorize the project teams to commence work prior to the finalization of the scope of contractual arrangements, as long as the customers make written requests for such activities, and the customers have agreed to reimburse the Company for all costs in connection with such tasks. No revenue is recorded until the Company has executed a contract with the customer and the total contract consideration is fixed or determinable.

Revenue for "Milestone Based Contracts" is recognized when the milestone is deemed substantive, has been achieved, payment is due and payable under the terms of the respective agreement and recoverability is probable. If any milestone is not deemed to be substantive, the amounts associated with such milestone are deferred and recognized over the remaining life of the agreement and any subsequent change orders.

The Company also enters into "Unit-Based" contracts, for which an overall fee is negotiated in connection with the clinical trial and comprises service fees for clinical trial-related activities, based on agreed-upon rates for each unit of related activities. Revenue from such "Unit-Based" contracts is generally recognized as units of output are delivered over the life of the contract.

Any excess payments collected in advance of the service being performed are recorded as deferred revenue and recognized as services are rendered in accordance with the policies described above.

Most of Clinstar's contracts can be terminated by its clients, either immediately or after a specified period following the notice of termination. These contracts typically require the client to pay Clinstar the fees earned to date, and the fees and expenses to wind down the respective clinical trials. If Clinstar determines that a loss will result from the performance of a contract, the entire amount of the estimated loss is charged against income in the period in which such determination is made. No such losses resulted for contracts performed during the years ended December 31, 2012 or 2011.

Reimbursement Revenue

In connection with the management of clinical trials, Clinstar may incur on behalf of its clients, out-of-pocket costs for items such as travel, printing, meetings and couriers, etc. The Company's clients reimburse it for these costs that are reported as reimbursement revenue. In certain contracts, these costs are fixed by the contract terms. Accordingly, the Company recognizes these costs as part of service revenues and direct costs.

Reimbursable Investigator Payments

As is customary in its industry, the Company routinely subcontracts, on behalf of its customers, with independent physician investigators in connection with clinical trials. The related investigator fees are not reflected in the Company's Service revenue, Reimbursement revenue or Direct costs, since such fees are reimbursed by clients on a "pass through basis," prior to payments to investigators and without risk or

Clinstar, LLC
Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF ACCOUNTING POLICIES (Continued)

reward to Clinstar. The amounts of these investigator fees were approximately $8.9 million and $11.2 million for the years ended December 31, 2012 and 2011, respectively.

Service Fees for Warehouse Management Services

Service Fees comprise the revenue generated from logistics and warehouse management-related services provided by IMP Logistics (Russia, Belarus and Ukraine) to its customers. Service fees are recognized based on units of activities completed during the period as well as mark-ups on certain expenses paid by IMP Logistics on behalf of its clients and subsequently reimbursed by the clients.

Rebates

The Company also provides rebates to certain customers based on the volume of activity conducted with them during a specified period. The amount of rebate is calculated as a pre-determined percentage of revenue transacted over such specified period of time and accrued for with a corresponding reduction in revenue when such rebates are earned.

Fair Value Measurements — The Company records certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is described below. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

  •
  Level 1 — Quoted prices in active markets for identical assets or liabilities.

  •
  Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

  •
  Level 3 — Unobservable inputs that are supported by little or no market activity. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Cash and Cash Equivalents — All of the Company's cash assets are held in operating and money market bank accounts, held with reputable financial institutions, either in the US or overseas. The Company also receives cash advances from its customers in conjunction with reimbursable investigator payments. Such advances are maintained in separate escrow accounts as required under the contract terms with the Company's customers; these amounts are not commingled with the Company's cash and cash equivalents and are presented separately in the accompanying balance sheets.

Fair Value of Financial Instruments — At December 31, 2012 and 2011, financial instruments for which the fair value is the same as carrying value due to the short term nature of the instrument include cash, accounts receivable, unbilled receivables, accounts payable, and accrued liabilities.

Available-for-Sale Securities — During March 2012, the Company received 283,186 shares of Accentia Biopharmaceuticals, Inc. common stock as a settlement for its claim against Biovest International, Inc. and Accentia Biopharmaceuticals, Inc. initiated in 2008 for receivables of $385,133. The fair value of the shares, based on Level 1 quoted prices, was $385,133 on the date they were awarded and this amount was

Clinstar, LLC
Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF ACCOUNTING POLICIES (Continued)

recorded in other income and expense in the accompanying consolidated statement of comprehensive income for the year ended December 31, 2012.

The shares, which are included in prepaid expenses and other current assets in the accompanying consolidated balance sheet, are classified as available-for-sale securities. On December 31, 2012, the fair value of the shares, based on Level 1 quoted prices, was $19,823. The Company has concluded that the decline in fair value is other than temporary and, as such, has recorded a realized loss totaling $365,310 in other income and expense in the accompanying consolidated statement of comprehensive income for the year ended December 31, 2012.

Accounts Receivable and Unbilled Receivable — Accounts receivable balances comprise invoices issued by the Company for which payments had not been received prior to December 31, 2012. Unbilled receivables are comprised of pass-through costs incurred by the Company on behalf of its clients and revenue recognized upon completion of milestones or delivery of units of output prior to the end of the year, for which invoices were not issued as of December 31, 2012. Revenue related to such unbilled receivables is recorded at the time when services are rendered or when the Company has incurred costs on behalf of its clients.

Allowance for Bad Debts — The allowance for bad debts is based upon management's evaluation of the collectability of outstanding receivables. Management's evaluation takes into consideration factors such as past bad debt experience, economic conditions and information about specific receivables. The allowance for bad debts is based on estimates and ultimate losses may vary from current estimates. As adjustments to these estimates become necessary, they are reported in earnings in the periods that they become known. As of December 31, 2012 and 2011, the Company had no allowance for bad debts.

Concentration of Credit Risk and Credit Risk Evaluations — Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of money market accounts and trade accounts receivable. Substantially all of the Company's cash accounts are maintained with domestic and international financial institutions with high credit standing. At times, cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation (FDIC). FDIC has temporarily increased its deposit coverage insurance limits to $250,000 per account at each institution. In addition, unlimited deposit insurance coverage was available through December 31, 2012, for non-interest bearing transaction accounts at institutions participating in FDIC's Temporary Liquidity Guarantee Program. The Company held accounts that exceeded the FDIC limit by $3.4 million at December 31, 2012.

The Company performs periodic evaluations of the relative credit standing of these institutions and has not experienced any losses on its cash and cash equivalents to date.

The Company conducts business in the United States and internationally on a credit basis. The Company does not require collateral from its customers.

Clinstar, LLC
Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF ACCOUNTING POLICIES (Continued)

Revenues from individual customers greater than 10% of consolidated service revenue in the respective periods was as follows:

	Year Ended December 31,
	2012	2011
Customer A	19%	4%
Customer B	12%	2%
Customer C	7%	20%
Customer D	9%	11%
Customer E	8%	15%
Customer F	9%	10%

Accounts receivable and unbilled receivables from individual customers that are equal to or greater than 10% of consolidated accounts receivable and unbilled receivables as of the respective dates were as follows:

	December 31,
	2012	2011
Customer A	24%	6%
Customer B	12%	6%
Customer C	11%	11%
Customer D	1%	15%
Customer E	7%	16%

Property, Plant, and Equipment — Property, plant, and equipment are stated at cost. Depreciation is provided using the straight-line method over the following estimated useful lives:

Computers, software and office equipment	3-5 years
Machinery, equipment and automobiles	4-6 years
Office furniture and warehouse equipment	10 years
Leasehold improvements	Lesser of the lease term or useful life of the asset

Maintenance and repairs are charged to expense as incurred. Improvements and betterments are capitalized. When assets are retired or disposed of, the costs and accumulated depreciation and amortization are removed from the accounts and any resulting gains or losses are reflected in operations in the period realized.

Impairment of Long-Lived Assets — The Company reviews the recoverability of its long-lived asset groups, including furniture and equipment, computer hardware and software, and leasehold improvements, when events or changes in circumstances occur that indicate the carrying value of the asset group may not be recoverable. The assessment of possible impairment is based on the Company's ability to recover the carrying value of the asset group from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The Company's primary measure of fair value is based on discounted cash flows. The measurement of

Clinstar, LLC
Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF ACCOUNTING POLICIES (Continued)

impairment requires the Company to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations. No impairment losses were recorded for the years ended December 31, 2012 or 2011.

Advances from Customers — Advances from customers represent amounts associated with reimbursable revenue and investigator fees that have been received but have not yet been paid.

Deferred Revenue — Deferred revenue reflects amounts received from customers for which the services are yet to be rendered by Clinstar. As the services are rendered, the liability is reduced by the amount invoiced to the customer.

Value Added Taxes — The Company remits Value Added Taxes (VAT) to various taxing jurisdictions as a result of revenue earned from the sale of services to its customers. VAT rates applicable to the Company's services vary by taxing jurisdiction and certain of the Company's services are deemed to be tax exempt. The Company records VAT as a current liability at the time the revenue is earned. The liability is relieved upon the remittance of the tax owed to the various taxing jurisdictions. The Company's presentation of VAT collected from customers and remitted to governmental authorities is on a net basis. As of December 31, 2012 and 2011, the liability associated with the payment of VAT was $502,043 and $359,253, respectively.

Income Taxes — The Company has been organized as a Limited Liability Company (LLC). As such, the Company pays no federal income taxes in the United States of America but is charged a fee at the state level using the statutory rates in effect for an LLC. Additionally, the members are individually taxed on their proportionate share of the Company's taxable income.

In Russia and Ukraine, the Company pays income taxes based on the Company's subsidiary profits for the year. The Company paid taxes amounting to $1,600,047 and $981,471 for the years ended December 31, 2012 and 2011, respectively. Income tax expense for each year represents current taxes and, due to insignificant timing differences, there are no deferred tax assets or liabilities relating to such foreign taxes.

Stock Appreciation Rights — During 2009, the Company issued cash-settled stock appreciation rights (SARs) that contain a performance condition to certain employees that vest only upon a liquidity event. No compensation expense has been recorded as a liquidity event is not considered probable until the date it occurs. At that time, compensation expense equal to the fair value at the time of a liquidity event will be recorded.

See Footnote 7, Subsequent Events, for disclosures regarding payments made by the Company after the date of the financial statements.

Recent Accounting Pronouncements — Recent accounting pronouncements that may be applicable to the Company include the following:

Accounting Standards Update (ASU) 2011-5, Comprehensive Income, and ASU 2011-12, Comprehensive Income, require entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income, along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This update eliminates the option to present the components of other comprehensive income as part of the

Clinstar, LLC
Notes to Consolidated Financial Statements (Continued)

1. SUMMARY OF ACCOUNTING POLICIES (Continued)

statement of changes in stockholders' equity. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The Company adopted this guidance during the year ended December 31, 2012, and retrospective application was required. This guidance changed the Company's financial statement presentation of comprehensive income but did not impact net income, financial position or cash flows.

ASU 2011-04, Fair Value Measurements and Disclosures, requires expanded disclosure of certain fair value measurements categorized in Level 3 of the fair value hierarchy. The Company adopted this ASU during the year ended December 31, 2012 and it did not have a material impact on its consolidated financial statements.

2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,
	2012	2011
	(in USD thousands)
Leasehold improvements	$467	$253
Automobiles	85	20
Software	420	388
Computer equipment	1,403	1,303
Furniture & fixtures	385	363
Office equipment	337	322
Warehouse equipment	712	459

Total	3,809	3,108
Accumulated depreciation and amortization	(2,241)	(1,851)

Property and Equipment, Net	$1,568	$1,257

Depreciation and amortization expense was $466,605 and $392,688 for the years ended December 31, 2012 and 2011, respectively.

3. COMMITMENTS AND CONTINGENCIES

Operating Leases — The Company leases offices in the United States in Walnut Creek, California and Durham, North Carolina. Further, the Company leases seven facilities in foreign countries including offices in Kiev, Ukraine; St. Petersburg and Moscow in Russia and warehousing facilities in Moscow, Minsk and Kiev. These lease agreements expire at various dates through 2015 and can be renewed annually. The leases require the Company to pay operating costs, including property taxes, normal maintenance, and insurance. Rent expense related to the operating leases for the years ended December 31, 2012 and 2011 was $2,839,553 and $2,841,260, respectively.

Clinstar, LLC
Notes to Consolidated Financial Statements (Continued)

3. COMMITMENTS AND CONTINGENCIES (Continued)

The following were the Company's lease commitments as of December 31, 2012:

Year	(in USD thousands)
2013	$2,672
2014	1,568
2015	677

Total	$4,917

Employment Agreements — The Company has entered into employment and non-compete agreements with certain management employees. Each employment agreement also contains provisions that restrict the employees' ability to compete directly with the Company for a comparable period after employment terminates.

Legal Proceedings — The Company is involved in legal proceedings from time to time in the ordinary course of its business, including employment claims and claims related to other business transactions. Although the outcome of such claims is uncertain, management believes that these legal proceedings will not have a material adverse effect on the financial condition or results of future operations of the Company.

Insurance — The Company currently maintains insurance for risks associated with the operation of its business, provision of professional services, and ownership of property. These policies provide coverage for a variety of potential losses, including, without limitation, loss or damage to property, bodily injury, general commercial liability, professional errors and omissions, and medical malpractice.

4. MEMBER'S EQUITY

Under the terms of the Company's Limited Liability Company Agreement (the "Agreement"), which has no expiration date, the Company has one class of member units. The rights, powers and duties of each member of the Company with respect to the property and obligations of the Company and the net profits and losses of the Company shall correspond to the respective member unit percentages. In addition, each member's liability shall be limited as set forth in the Beverly-Killea Limited Liability Company Act (the "Act") and other applicable law. Except as provided by the Act, no member shall be personally liable to any third party for any debt, obligation, or liability of the Company.

Net income and loss is allocated to the members as defined in the Agreement. Losses allocated to a member shall not exceed the maximum amount of losses that can be allocated without causing a member to have an adjusted capital account deficit at the end of any fiscal year unless all members are in a deficit position.

As of December 31, 2012, the Company was owned entirely by the Estate of Paul Loveday.

The Company disbursed a member's dividend of $2.6 million and $4.0 million to the Estate of Paul Loveday in April 2012 and December 2012, respectively.

Clinstar, LLC
Notes to Consolidated Financial Statements (Continued)

5. Operations by Geographic Area

The following table presents certain enterprise-wide information about the Company's operations and assets by geographic area for the years ended and as of December 31, 2012 and 2011 (in thousands):

	Year Ended
	December 31, 2012	December 31, 2011
Service revenues:
United States	$19,258	$17,709
Eastern Europe	10,162	7,098

	$29,420	$24,807

	December 31, 2012	December 31, 2011
Property and Equipment, net
United States	$554	$629
Eastern Europe	1,014	628

	$1,568	$1,257

6. RELATED PARTY TRANSACTIONS

During each of the years ended December 31, 2012 and 2011 the Company paid $72,000 to members of the Members Representative Committee of the Company. These fees are paid monthly and in accordance with a resolution dated August 1, 2010.

7. SUBSEQUENT EVENTS

The Company disbursed a member's dividend of $0.6 million to the Estate of Paul Loveday on February 28, 2013.

On February 28, 2013, the Company was purchased by Pharmaceutical Research Associates, Inc. ("PRA"), a wholly-owned subsidiary of PRA Holdings, Inc., for $45.0 million in cash and contingent consideration in the form of a potential earn-out payment of up to $5.0 million. The earn-out payment is contingent upon the achievement of certain revenue and earnings targets during the 24 month period following closing.

On February 28, 2013, the Company paid $2.1 million to settle SARs issued to certain employees that vested upon the purchase of the Company by PRA. On this date, the Company also paid certain employees $1.1 million in bonuses associated with this transaction. An additional $1.0 million is payable to the holders of SARs in 2014.

The Company has evaluated the period after the balance sheet date up through May 16, 2013, the report release date, and noted no subsequent events or transactions, other than those discussed above, that require recognition or disclosure in the financial statements.

Report of Independent Auditors

The Board of Directors
RPS Parent Holding Corp. and Subsidiaries

We have audited the accompanying consolidated financial statements of RPS Parent Holding Corp. and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for the year ended December 31, 2012 and the period from February 18, 2011 through December 31, 2011, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RPS Parent Holding Corp. and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for the year ended December 31, 2012 and the period from February 18, 2011 through December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Restatement of 2012 Financial Statements

As discussed in Note 3 to the consolidated financial statements, the 2012 financial statements have been restated to correct a disclosure error related to a contingent liability. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 28, 2013, except for Note 3, as to
which the date is August 26, 2014

Report of Independent Auditors

To the Board of Directors
RPS Parent Holding Corp. and Subsidiaries

We have audited the accompanying consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows of ReSearch Pharmaceutical Services, Inc. and Subsidiaries (predecessor to RPS Parent Holding Corp.) for the period from January 1, 2011 to February 17, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of the ReSearch Pharmaceutical Services, Inc. and Subsidiaries operations and cash flows for the period from January 1, 2011 to February 17, 2011, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
April 27, 2012

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2012	2011
Assets
Current assets:
Cash and cash equivalents	$16,903,458	$10,049,214
Restricted cash	5,054,826	10,138,385
Accounts receivable, less allowance for doubtful accounts of $826,000 at December 31, 2012 and $646,000 at December 31, 2011, respectively	93,254,327	68,863,635
Deferred tax asset	334,543	268,357
Prepaid expenses and other current assets	4,534,596	7,634,508

Total current assets	$120,081,750	$96,954,099
Property and equipment, net	8,239,608	6,113,464
Other assets	5,457,462	2,826,995
Deferred financing costs	3,507,482	3,934,644
Intangible assets, net	53,378,598	59,463,312
Goodwill	164,672,945	164,672,945

Total assets	$355,337,845	$333,965,459

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$4,277,646	$3,243,578
Accrued expenses	21,941,795	12,049,195
Customer deposits	9,554,826	14,638,385
Deferred revenue	17,785,402	12,338,162
Line of credit	7,910,000	—
Deferred tax liability	—	54,626
Current portion of capital lease obligations	271,420	82,991
Current portion of long-term debt	4,000,000	3,500,000
Other current liabilities	828,980	730,231

Total current liabilities	$66,570,069	$46,637,168
Deferred tax liability	16,319,982	22,784,804
Other liabilities	1,397,662	1,166,042
Capital lease obligations	603,246	214,292
Long-term debt	72,000,000	76,000,000
Shareholder notes	105,060,959	86,382,912

Total liabilities	$261,951,918	$233,185,218
Stockholders' equity:
Common stock, $.01 par value:
Authorized shares — 66,000,000; issued and outstanding shares — 54,442,523 and 54,441,585 at December 31, 2012 and December 31, 2011, respectively	544,425	544,416
Additional paid-in capital	105,999,309	105,262,498
Accumulated other comprehensive income	745,130	387,086
Accumulated deficit	(13,902,937)	(5,413,759)

Total stockholders' equity	$93,385,927	$100,780,241

Total liabilities and stockholders' equity	$355,337,845	$333,965,459

See accompanying notes

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor Company		Predecessor Company
	Year ended December 31, 2012	Period from February 18 through December 31, 2011	Period from January 1 through February 17, 2011
Service revenue	$427,092,450	$279,493,183	$47,193,468
Reimbursement revenue	38,790,995	30,582,387	4,006,140

Total revenue	465,883,445	310,075,570	51,199,608
Direct costs	339,801,232	208,878,814	35,281,825
Reimbursable out-of-pocket costs	38,790,995	30,582,387	4,006,140
Selling, general, and administrative expenses	74,410,735	57,281,859	9,398,963
Transaction costs	—	—	2,997,444
Depreciation and amortization	9,539,455	8,033,141	527,324

Income (loss) from operations	3,341,028	5,299,369	(1,012,088)
Interest expense, net	16,283,634	12,466,294	80,020
Other expense, net	299,262	193,971	121,957

Loss before provision for income taxes	(13,241,868)	(7,360,896)	(1,214,065)
(Benefit from) provision for income taxes	(4,752,690)	(1,947,137)	1,233,053

Net loss	$(8,489,178)	$(5,413,759)	$(2,447,118)

See accompanying notes

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Successor Company		Predecessor Company
	Year ended December 31, 2012	Period from February 18 through December 31, 2011	Period from January 1 through February 17, 2011
Net loss as reported	$(8,489,178)	$(5,413,759)	$(2,447,118)
Other comprehensive income:
Foreign currency translation adjustment	358,044	387,086	1,969,797

Comprehensive loss	$(8,131,134)	$(5,026,673)	$(477,321)

See accompanying notes

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock			Other Accumulated Comprehensive Income (Loss)	Retained Earning (Accumulated Deficit)
			Additional Paid-In Capital
	Shares	Amount				Total
Predecessor Company
Balance at December 31, 2010	37,264,215	$3,726	$45,970,098	$(2,326,975)	$5,746,368	$49,393,217

Stock-based compensation	—	—	190,000	—	—	190,000
Net loss	—	—	—	—	(2,447,118)	(2,447,118)
Foreign currency translation adjustment	—	—	—	1,969,797	—	1,969,797

Balance at February 17, 2011	37,264,215	$3,726	$46,160,098	$(357,178)	$3,299,250	$49,105,896

Successor Company
Issuance of common stock	54,441,585	$544,416	$104,849,962	—	—	$105,394,378
Stock-based compensation	—	—	412,536	—	—	412,536
Net loss	—	—	—	—	$(5,413,759)	(5,413,759)
Foreign currency translation adjustment	—	—	—	$387,086	—	387,086

Balance at December 31, 2011	54,441,585	$544,416	$105,262,498	$387,086	$(5,413,759)	$100,780,241

Exercise of common stock options	938	$9	1,866	—	—	1,875
Stock-based compensation	—		474,114	—	—	474,114
Net loss	—	—	—	—	(8,489,178)	(8,489,178)
Excess tax benefit from stock-based compensation	—	—	260,831	—	—	260,831
Foreign currency translation adjustment	—	—	—	358,044	—	358,044

Balance at December 31, 2012	54,442,523	$544,425	$105,999,309	$745,130	$(13,902,937)	$93,385,927

See accompanying notes

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor Company		Predecessor Company
	Year ended December 31, 2012	Period from February 18 through December 31, 2011	Period from January 1 through February 17, 2011
Net loss	$(8,489,178)	$(5,413,759)	$(2,447,118)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	9,539,455	8,033,141	527,324
Stock-based compensation	474,114	412,536	190,000
Excess tax benefit from stock-based compensation	(260,831)	—	—
Deferred tax benefit	(6,585,634)	(3,204,738)	1,156,051
Non-cash interest expense	10,000,423	7,155,855	—
Changes in operating assets and liabilities:
Accounts receivable	(24,362,154)	(530,923)	(6,364,183)
Prepaid expenses and other assets	125,423	385,654	1,706,487
Accounts payable	1,043,043	(1,789,467)	770,679
Accrued expenses and other liabilities	10,806,713	(1,430,322)	1,040,984
Deferred revenue	5,415,849	(2,778,038)	2,905,942

Net cash (used in) provided by operating activities	(2,292,777)	839,939	(513,834)
Investing activities
Purchase of property and equipment	(4,769,261)	(2,420,074)	(712,605)
Predecessor acquisition, net of cash required	—	(214,371,330)	—

Net cash used in investing activities	(4,769,261)	(216,791,404)	(712,605)
Financing activities
Net borrowings on line of credit	7,910,000	—	8,768,029
Principal payments on capital lease obligations	(242,991)	(142,402)	(20,593)
Proceeds from long-term debt	—	80,000,000	—
Proceeds from shareholder notes	10,000,000	80,000,000	—
Repayment of line of credit	—	(21,623,796)	—
Principal payments on long term debt	(3,500,000)	(500,000)	—
Excess tax benefit from stock-based compensation	260,831	—	—
Proceeds from the exercise of options	1,875	—	—
Payments of deferred equity financing cost	(534,236)	(4,707,587)	—
Proceeds from issuance of common stock	—	92,942,355	—

Net cash provided by financing activities	13,895,479	225,968,570	8,747,436
Effect of exchange rates on cash and cash equivalents	20,803	32,109	23,254

Net change in cash and cash equivalents	6,854,244	10,049,214	7,544,251
Cash and cash equivalents, beginning of year	$10,049,214	$—	$4,695,391

Cash and cash equivalents, end of year	$16,903,458	$10,049,214	$12,239,642

Net borrowings on line of credit
Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$6,625,410	4,806,114	88,271

Income taxes	1,310,842	1,207,242	$—

Non-cash investing activities:
Purchase of equipment financed by capital lease	$820,404	$—	$—

See accompanying notes

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2012

1. Business and Organization

RPS Parent Holding Corp. and Subsidiaries (the Company, Parent or RPS) is a global next generation clinical research organization (CRO) serving biotechnology and pharmaceutical companies, which the Company refers to collectively as the biopharmaceutical industry. The Company's business model combines the expertise of a traditional CRO with the ability to provide flexible outsourcing solutions that are fully integrated within the Company's clients' clinical infrastructure. The Company is able to leverage its high degree of clinical expertise, industry knowledge and specialization to reduce the expense and time frame of clinical development that meets the varied needs of small, medium and large biopharmaceutical companies.

On December 27, 2010, ReSearch Pharmaceutical Services, Inc. (RPS, Inc.) entered into an Agreement and Plan of Merger (the Merger Agreement) with Roy RPS Holdings Corp. (Roy), a Delaware corporation affiliated with Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners (Collectively Warburg Pincus), and RPS Merger Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of Roy (Merger Sub). Prior to consummation of the transactions contemplated by the Merger Agreement, RPS Parent Holding Corp. (Holdings), a Delaware corporation, was formed and acquired all of the issued and outstanding capital stock of Roy and serves as the ultimate parent entity.

On the date of the closing of the transactions contemplated by the Merger Agreement, February 18, 2011, Merger Sub merged with and into RPS, Inc., with RPS, Inc. surviving the merger as a wholly-owned subsidiary of Roy (the Merger). Each outstanding share of common stock of RPS, Inc. was cancelled and converted automatically into the right to receive $6.10 in cash, without interest, except for shares (i) in respect of which appraisal rights were properly exercised under Delaware law or (ii) owned by the Company as treasury stock, or by Roy or Merger Sub. Additionally, at the effective time of the Merger, each outstanding option to acquire shares of Common Stock issued under RPS, Inc.'s equity compensation plan that was vested and exercisable was cancelled in exchange for the right to receive an amount per share of Common Stock underlying the applicable stock option equal to the excess, if any, of the Merger consideration of $6.10 over the applicable exercise price of such stock option. Each outstanding option to acquire shares of Common Stock that was unvested at the effective time of the Merger and was not contractually entitled to accelerated vesting as of the effective time was exchanged by Roy for options having an aggregate intrinsic value equal to the value of such unvested options. In addition, a portion of the outstanding shares of Common Stock held by certain members of senior management, as well as a portion of vested options held by senior management, were exchanged for options and shares, respectively of Holdings. Subsequent to the closing of the Merger, the Company is now controlled by Warburg Pincus.

The accompanying consolidated statements of operations, comprehensive loss, cash flows and stockholders' equity are presented for two periods: Predecessor and Successor, which relate to the period preceding the Merger (January 1, 2011 through February 17, 2011) and the period succeeding the Merger (year ended December 31, 2012 and the period from February 18, 2011 through December 31, 2011), respectively. For purposes of identification, the "Company" is defined as RPS Parent Holding Corp. for the successor period and as ReSearch Pharmaceutical Services, Inc. for the Predecessor period. The Merger resulted in a new basis of accounting beginning on February 18, 2011 for the Company.

The Company owns subsidiaries in sixty-three countries with its core operations located in North America, Latin America, Europe and Asia. The Company's revenues are generated primarily from clients located in the United States.

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year Ended December 31, 2012

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with an original maturity of three months or less from date of purchase.

Restricted Cash and Customer Deposits

The Company receives cash in advance from certain customers specifically for the payment of investigator fees relating to specific projects. Such amounts are recorded as restricted cash and customer deposits in the accompanying consolidated balance sheets.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and accounts receivable. The Company performs periodic evaluations of the financial institutions in which its cash is invested. The majority of the Company's revenues and accounts receivable are derived from biopharmaceutical companies located in the United States. The Successor Company's three largest customers accounted for approximately 22%, 20% and 12%, respectively, of service revenue for the year ended December 31, 2012. The Successor Company's three largest customers accounted for approximately 24%, 15% and 12%, respectively, of service revenue for the period from February 18, 2011 through December 31, 2011. The Predecessor Company's three largest customers accounted for approximately 24%, 15% and 14%, respectively, of service revenue for the period from January 1, 2011 through February 17, 2011.

The Successor Company's two largest customers account for approximately 20% and 15%, respectively, of the accounts receivable balance as of December 31, 2012. The Successor Company's two largest customers account for approximately 17% and 10%, respectively, of the accounts receivable balance as of December 31, 2011. No other customers represented more than 10% of net service revenue or accounts receivable during those periods or at those times for either the Successor Company or the Predecessor Company.

The Company provides an allowance for doubtful accounts based on experience and specifically identified risks. Accounts receivable are carried at estimated realizable value and charged off against the allowance for doubtful accounts when management determines that recovery is unlikely and the Company ceases collection efforts.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year Ended December 31, 2012

2. Significant Accounting Policies (Continued)

Derivative Financial Instruments

All derivatives are measured at fair value and recognized as either assets or liabilities on the consolidated balance sheets. Derivatives that are not determined to be effective hedges are adjusted to fair value with a corresponding effect on earnings. Changes in the fair value of derivatives that are designated and determined to be effective as part of a hedge transaction have no immediate effect on earnings and depending on the type of hedge, are recorded either as part of other comprehensive income and will be included in earnings in the period in which earnings are affected by the hedged item, or are included in earnings as an offset to the earnings impact of the hedged item. Any ineffective portions of hedges are reported in earnings as they occur. The Company utilizes an interest rate collar agreement to manage changes in market conditions related to debt obligations.

Fair Value of Financial Instruments

The carrying value of financial instruments including cash, accounts receivable, accounts payable, and lines of credit approximates their fair value based on the short-term nature of these instruments. In addition, the carrying value of debt instruments, which do not have readily determinable market values, approximate fair value given that the interest rates on outstanding borrowings approximate market rates.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for repairs and maintenance which do not extend the useful life of the related assets are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from one to seven years.

Goodwill and Intangible Assets

Intangible assets consist primarily of customer relationships, brand names, proprietary software and information, non-compete agreements and goodwill. Finite-lived intangible assets are amortized on a straight line basis over the following periods: customer relationships — seven years, proprietary software and information — five years, and non-compete agreements — five years. Indefinite-lived intangible assets are not amortized and consist of the Company's brand name. Goodwill represents the excess of the cost over the estimated fair value of net assets acquired in business combinations.

The Company accounts for goodwill, customer relationships, brand names, proprietary software and information and non-compete agreements in accordance with the Financial Accounting Standards Board (FASB) guidance for intangible assets. Goodwill is tested for impairment on an annual basis (as of October 1 of each year) and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its carrying value. If the fair value of the Company is less than the carrying value, goodwill may be impaired, and will be written down to its estimated fair market value, if necessary. For indefinite-lived intangibles, the annual impairment test consists of comparing the fair value of the asset to the carrying value.

Definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year Ended December 31, 2012

2. Significant Accounting Policies (Continued)

future cash flows, then an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Revenue and Cost Recognition

The majority of the Company's service revenue is derived from fee-for-service contracts. Revenues and the related costs of fee-for-service contracts are recognized in the period in which services are performed. The Company also recognizes revenue under units-based contracts by multiplying units completed by the applicable contract per-unit price. Revenue related to contract modifications is recognized when realization is assured and the amounts are reasonably determinable. Adjustments to contract estimates are reported in the periods in which the facts that require the revisions become known.

FASB guidance requires reimbursable out-of-pocket expenses to be classified as revenue in the statements of operations. Reimbursements for out-of-pocket expenses included in total revenue in the Company's consolidated statements of operations were $38,790,995 and $30,582,387 for the year ended December 31, 2012 and the period from February 18, 2011 through December 31, 2011 for the Successor Company, respectively; and $4,006,140 for the period January 1, 2011 through February 17, 2011 for the Predecessor Company.

The Company excludes investigator fees from its out-of-pocket expenses because these fees are funded from the customer's restricted cash and are recorded on a "pass-through basis" without risk or reward to the Company. Investigator fees paid on behalf of customers by the Successor Company for the year ended December 31, 2012 and the period from February 18, 2011 through December 31, 2011 were approximately $16,000,000 and $22,645,000, respectively. Investigator fees paid on behalf of customers by the Predecessor Company for the period from January 1, 2011 through February 17, 2011 were approximately $1,847,000.

Income Taxes

The Company accounts for income taxes using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts reportable for income tax purposes.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered. The Company evaluates the need to establish a valuation allowance for deferred tax assets based on positive and negative evidence including past operating results, the amount of existing temporary differences to be recovered and expected future taxable income. A valuation allowance to reduce the deferred tax assets is established when it is "more likely than not" that some or all of the deferred tax assets will not be realized.

The Company follows the provisions of accounting for uncertainty in income taxes in ASC 740, which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities.

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year Ended December 31, 2012

2. Significant Accounting Policies (Continued)

Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the respective balance sheet date with all translation gains or losses reported as a component of other comprehensive income. The statements of operations' amounts have been translated using average exchange rates in effect over the relevant periods. Foreign currency transactional gains (losses) have been reflected as a component of the Company's consolidated statements of operations within other expense, net.

Stock-Based Compensation

Share-based payments to employees, including grants of employee stock options, are required to be recognized in the financial statements based on their estimated fair values. This guidance requires that an entity measure the cost of equity-based service awards based on the grant-date fair value of the award and recognize the cost of such award over the period during which the employee is required to provide service in exchange for the award (vesting period).

Geographic Information

The Company's non-U.S. operations accounted for approximately 18% and 18% of service revenue during the year ended December 31, 2012 and the period from February 18, 2011 through December 31, 2011 for the Successor Company, respectively; and approximately 18% for the period from January 1, 2011 through February 17, 2011 for the Predecessor Company.

	Americas	Europe	Asia-Pacific	Total
Service revenue from external customers(1)
Year ended December 31, 2012	$384,441,058	$29,211,369	$13,440,023	$427,092,450
Period from February 18, 2011 through December 31, 2011	251,680,204	21,031,156	6,781,823	279,493,183
Period from January 1, 2011 through February 17, 2011	41,729,525	4,173,928	1,290,015	47,193,468
Long-lived assets(2)
December 31, 2012	6,226,816	1,165,899	846,893	8,239,608
December 31, 2011	4,136,405	1,189,043	788,016	6,113,464

(1)
Service revenue is attributable to geographic locations based on the physical location where the services are performed.

(2)
Long-lived assets represents the net book value of property and equipment.

Reclassification

Certain prior period amounts in the consolidated financial statements and notes thereto have been reclassified to conform to the current period's presentation.

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year Ended December 31, 2012

2. Significant Accounting Policies (Continued)

Stock Split

On August 5, 2011, the Board of Directors of the Company approved a stock split of the Company's common stock at a ratio of 2.5 shares for every 1 share previously held. All common stock share and per share data included in the Successor Company's consolidated financial statements reflect the stock split.

3. Restatement

In September 2012, a customer asserted that the Company was not in compliance with a clause contained in its Master Services Agreement (the "Agreement") with the customer. The Company evaluated the customer's assertion and believed that the Company was in compliance with the disputed clause and intended to vigorously defend the matter. However, the Company concluded that there was a reasonable possibility of a potential material loss related to this matter, and accordingly, the potential loss contingency should have been disclosed within the footnotes to the financial statements pursuant to the provisions of ASC 450, Contingencies. The accompanying financial statements have been restated to correct this disclosure error.

On May 5, 2014, the Company and the customer reached a settlement agreement in the amount of $9.0 million regarding this matter. The $9.0 million is payable in installments through December 31, 2017 and amends the terms of the Agreement to eliminate the disputed clause. The settlement agreement stipulates that the Company denies that it failed to comply with the disputed clause, and there is no admission of any wrongdoing by either party.

4. Merger

As discussed in Note 1, Business and Organization, the Company completed the Merger on February 18, 2011. The Merger was financed by a combination of borrowings under the Senior Secured Credit Facility and Shareholder Notes (Note 9, Debt Facilities) as well as from equity investments. The Merger has been accounted for as a business combination under FASB ASC Topic 805, Business Combinations. The

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year Ended December 31, 2012

4. Merger (Continued)

purchase price has been assigned to the assets acquired and liabilities assumed based on their estimated fair values. The allocation of the purchase price is as follows:

Cash and cash equivalents	$12,239,642
Accounts receivable	68,345,385
Deferred tax asset	829,250
Prepaid expenses and other assets	12,937,350
Property and equipment	6,748,314
Goodwill	164,672,945
Customer relationships	34,165,000
Brand name	24,530,000
Global recruitment database	3,745,000
Proprietary software	730,000
Non-compete agreement	1,545,000
Accounts payable	(5,033,745)
Accrued expenses	(18,516,422)
Customer deposits	(4,500,000)
Deferred revenue	(15,145,690)
Line of credit	(21,623,796)
Deferred tax liability	(26,605,238)

$239,062,995

The customer relationships, brand name and non-compete agreements were valued using an income approach and the global recruitment database and proprietary software were valued using the replacement cost approach. Fair values and useful lives assigned to intangible assets were based on the estimated value and use of these assets by a market participant.

In connection with the Merger, the Company has recorded $164,672,945 million of goodwill, none of which is tax deductible. Goodwill represents the excess of the purchase price over the net identifiable tangible and intangible assets acquired. The Company believes that the Merger resulted in the recognition of goodwill primarily as a result of the potential for further geographic expansion of its business and an increased market penetration in regions with existing operations.

The Company expensed transaction costs of $2,997,444 in the Predecessor Company's statements of operations for the period from January 1, 2011 through February 17, 2011. The transaction costs consist primarily of investment banking, tax, legal, and accounting fees related directly to the Merger. In addition, the Company has incurred debt financing costs of $4,707,587. These costs were capitalized in the Successor Company's consolidated financial statements and are classified as deferred financing costs on the consolidated balance sheet. The deferred financing costs are being amortized from the Merger date over the remaining term of the debt instruments using the effective interest method. All amortization related to the capitalized debt financing costs is recorded as interest expense in the statement of operations.

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year Ended December 31, 2012

5. Goodwill and Intangible Assets

The following table summarizes the changes in the carrying amount of the Company's goodwill for the year ended December 31, 2012 and the period from February 18, 2011 through December 31, 2011 (Successor Company); and the period from January 1, 2011 through February 17, 2011 (Predecessor Company), respectively:

Predecessor Company
Balance as of December 31, 2010	$15,352,890
Currency exchange	610,416

Balance as of February 17, 2011	$15,963,306

Successor Company
Goodwill related to the Merger	$164,672,945

Balance as of December 31, 2012 and 2011	$164,672,945

The following table summarizes intangible assets and their accumulated amortization for the periods noted:

	December 31, 2012			December 31, 2011
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangible assets subject to amortization
Customer relationships	$34,165,000	$(9,093,236)	$25,071,764	$34,165,000	$(4,212,521)	$29,952,479
Global recruitment database	3,745,000	(1,395,458)	2,349,542	3,745,000	(646,458)	3,098,542
Proprietary software	730,000	(272,012)	457,988	730,000	(126,012)	603,988
Non-compete agreements	1,545,000	(575,696)	969,304	1,545,000	(266,697)	1,278,303

Total	$40,185,000	$(11,336,402)	$28,848,598	$40,185,000	$(5,251,688)	$34,933,312

The weighted-average amortization period for the intangible assets is 6.7 years at December 31, 2012. In addition, the Company has $24,530,000 capitalized for brand name, as of December 31, 2012 and 2011 which has an indefinite life.

The estimated amortization expense for each of the five years ending December 31, 2017 and thereafter for the definite-lived intangibles is as follows:

2013	2014	2015	2016	2017	Thereafter
$6,085,000	$6,085,000	$6,085,000	$5,046,000	$4,881,000	$667,000

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year Ended December 31, 2012

6. Property and Equipment

Property and equipment consist of the following:

		December 31,
	Useful Life	2012	2011
Computers, software and other equipment	2 to 3 years	$4,910,746	$3,703,395
Automobiles	1 to 3 years	985,230	893,756
Leasehold improvements	Shorter of 7 years or life of lease	1,367,215	780,130
Software	2 to 3 years	2,462,772	1,560,932
Furniture and fixtures	5 years	2,344,622	1,956,704

		12,070,585	8,894,917
Less accumulated depreciation		(3,830,977)	(2,781,453)

		$8,239,608	$6,113,464

Automobiles include assets acquired under capital lease obligations (Note 15, Commitments and Contingencies). Total depreciation expense for the year ended December 31, 2012 and the period from February 18, 2011 through December 31, 2011 (Successor Company); and for the period from January 1, 2011 through February 17, 2011 (Predecessor Company) was approximately $3,455,000, $2,781,000, and $409,000, respectively.

7. Accrued Expenses

Accrued expenses consist of the following:

	December 31
	2012	2011
Accrued compensation	$7,386,556	$5,392,334
Accrued professional fees	460,407	753,250
Volume rebate accrual	6,768,867	3,463,772
Accrued taxes	3,423,096	822,504
Contingency reserve (Note 15)	1,465,223	—
Other	2,437,646	1,617,335

	$21,941,795	$12,049,195

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year Ended December 31, 2012

8. Restructuring

During the second quarter of 2012, the Company approved a restructuring plan to reduce support costs in its European Operations ("European Restructuring Plan"). The Company offered severance benefits to the terminated employees and eliminated approximately 75 positions. The table below outlines the components of the restructuring charges:

Year ended December 31, 2012
Severance and benefits	$6,380,380
Professional fees	2,206,679
Contingency reserve	1,465,223

Total	$10,052,282

A total of approximately $1.9 million is included in accrued expenses at December 31, 2012 related to the European Restructuring Plan. Of this amount, $1.5 million relates to outstanding contingency claims for certain former employees that were terminated as part of the European Restructuring Plan (Note 15). Of the total charge of $10.1 million, approximately $3.0 million is included in direct costs and a total of approximately $7.1 million is included in selling, general and administrative expenses of the consolidated statement of operations.

9. Debt Facilities

Predecessor Company

In November 2006, RPS, Inc. entered into a bank line of credit agreement (the Credit Agreement), expiring October 31, 2009. The Credit Agreement provided for $15,000,000 of available borrowings, and was subject to certain borrowing base restrictions. Borrowings under the Credit Agreement required interest at the Federal Funds open rate, as defined, plus 1%. The Credit Agreement was secured by all corporate assets and also contained financial and nonfinancial covenants including restrictions on the payment of dividends, restrictions on acquisitions and restrictions on the repurchase, redemption, or retirement of outstanding equity.

In July 2009, the Credit Agreement was amended (the Amended Credit Agreement) to extend the termination date to October 31, 2012. The Amended Credit Agreement also provided for $30,000,000 of available borrowings, and was subject to certain borrowing base restrictions. Borrowings under the Amended Credit Agreement require interest at the Federal Funds open rate, as defined, plus 2%. The Amended Credit Agreement remained secured by all corporate assets and continued the financial and nonfinancial covenants including restrictions on the payment of dividends, restrictions on acquisitions and restrictions on the repurchase, redemption, or retirement of outstanding equity present under the Credit Agreement. This Amended Credit Agreement was repaid and terminated in connection with the Merger (Note 1).

Successor Company

On February 18, 2011, the Company entered into the Senior Secured Credit Facilities (the Senior Secured Credit Facilities). The Senior Secured Credit Facilities consist of a six-year $35,000,000 revolving credit facility (the Revolving Credit Facility) and a six-year $80,000,000 term loan facility (the Term Loan Facility). RPS, Inc. is the borrower under the Senior Secured Credit Facilities and Roy as well as certain

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year Ended December 31, 2012

9. Debt Facilities (Continued)

subsidiaries are the guarantors under this facility. The Senior Secured Credit Facilities require quarterly principal payments commencing September 30, 2011 on the Term Loan Facility. The quarterly payments are made as follows: $500,000 for the periods from September 30, 2011 through June 30, 2012, $1,000,000 for the periods from September 30, 2012 through June 30, 2014, $1,500,000 for the periods from September 30, 2014 through June 30, 2015, and $2,000,000 for the periods from September 30, 2015 through December 31, 2016. The final principal payment of $52,000,000 is due on February 17, 2017. Prepayments may be required under defined cash flow events.

In March and April 2012, the Company entered into amendments to the Senior Secured Credit Facilities which, among other modifications, adjusted the applicable margins on both Eurodollar and Base Rate loans, and adjusted certain financial and operating covenant requirements.

The Revolving Credit Facility is available, subject to certain conditions, for general corporate purposes in the ordinary course of business and for other transactions permitted under the Senior Secured Credit Facilities. Borrowings under the Senior Secured Credit Facilities bear interest, at the Company's option, at the base rate or the Eurodollar rate plus a margin. The Revolving Credit Facility is guaranteed by the net assets of Roy RPS and its subsidiaries.

The interest rate on the Term Loan Facility was 6.75% at December 31, 2012 and the interest rate on the Revolving Credit Facility 7.5% at December 31, 2012.

The Company also agreed to pay a commitment fee on the unused portion of the Revolving Credit Facility of 0.25% to 0.50% per annum based upon the ratio of the Company's profit to debt as defined by the Senior Secured Credit Facilities. The commitment fee on unused borrowings for the Revolving Credit Facility was 0.50% for 2012.

The Senior Secured Credit Facilities require compliance with certain financial and operating covenants including a minimum consolidated cash interest coverage ratio and a maximum consolidated net leverage ratio. The Company is not permitted to declare, make or pay any cash dividends to RPS Parent Holding Corp. or other parties. The Company was in compliance with all required debt covenants at December 31, 2012. Upon a change in control, any amounts outstanding under the Senior Secured Credit Facilities shall immediately become due and the facilities shall immediately terminate.

In February 2011, the Company entered into Note Purchase Agreements (Note Purchase Agreements) with Warburg Pincus and other shareholders for an aggregate of $80,000,000 of 9% Subordinated Notes due February 2017. In addition, in April of 2012, the Company entered into an additional Note Purchase Agreement with Warburg Pincus for an additional $10,000,000 of 12% Subordinated Notes due February 2017. We will refer hereinafter to both the 9% Notes and the 12% Notes as "Shareholder Notes" or "Notes". The key provisions of the Shareholder Notes are as follows.

Interest accrues on the principal sum of the Shareholder Notes on a daily basis at an annual rate of 9% for the $80 million of principal and 12% for the $10 million of principal and is due and payable by increasing the principal amount of the Notes in arrears on a semi-annual basis. Any payment-in-kind (PIK) interest and principal will be paid-in-full in cash on the earliest to occur of the maturity date of the Notes (February 2017), a redemption in conjunction with a change of control, or the date under which payment on the Shareholder Notes is no longer restricted under the Senior Secured Credit Facilities and RPS Parent elects to pay the PIK interest. RPS Parent may redeem all or a portion of the Shareholder Notes, at its option and

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year Ended December 31, 2012

9. Debt Facilities (Continued)

at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest. If less than all of the Shareholder Notes are redeemed, RPS Parent must redeem the Shareholder Notes ratably amongst all the holders of the Shareholder Notes. The holders of a majority of the outstanding principal under the Shareholder Notes may request redemption at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest upon a change of control.

As long as the Shareholder Notes remain outstanding, the Company will not make any acquisitions, including acquisitions of the stock or assets of another company, except the formation of new subsidiaries and any investment permitted under the terms of the Note Purchase Agreement. As long as the Shareholder Notes remain outstanding, the Company shall not create or enter into any indebtedness other than the Shareholder Notes, indebtedness to subsidiaries, guarantees of subsidiary debt, or other indebtedness not to exceed $12 million. The Shareholder Notes are subordinated to the Senior Secured Credit Facilities.

Owners of approximately 5.1% of the Shareholder Notes are members of management (Management Noteholders). The Management Noteholders may request borrowings (the Tax Notes) from the Company in an amount equal to the annual tax liability of each Management Noteholder under the Notes upon the request of the applicable Management Noteholder. Approximately $100,000 of Tax Notes have been issued through December 31, 2012.

The following summarizes the Company's required debt principal payments under the Term Loan Facility for the next five years and thereafter:

Term Loan Facility Payment
2013	$4,000,000
2014	5,000,000
2015	7,000,000
2016	8,000,000
2017	52,000,000

Total	$76,000,000

10. Income Taxes

Loss before provision for income taxes consists of the following components:

	Successor Company		Predecessor Company
	Year ended December 31, 2012	Period from February 18 through December 31, 2011	Period from January 1 through February 17, 2011
Domestic	$(16,882,927)	$(7,930,412)	$(1,046,519)
Foreign	3,641,059	569,516	(167,546)

Loss before income taxes	$(13,241,868)	$(7,360,896)	$(1,214,065)

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year Ended December 31, 2012

10. Income Taxes (Continued)

The (benefit) provision for income taxes is as follows:

	Successor Company		Predecessor Company
	Year ended December 31, 2012	Period from February 18 through December 31, 2011	Period from January 1 through February 17, 2011
Current:
Federal	$—	$—	$31,411
State	776,496	175,518	(53,680)
Foreign	1,056,448	1,082,083	99,271

	1,832,944	1,257,601	77,002
Preferred:
Federal	(5,793,872)	(2,547,462)	657,566
State	(577,593)	(498,745)	125,788
Foreign	(214,169)	(158,531)	372,697

	(6,585,634)	(3,204,738)	1,156,051

Total	$(4,752,690)	$(1,947,137)	$1,233,053

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2012	2011
Deferred tax assets:
Net operating loss carryforwards and tax credits	$6,118,160	$4,801,395
Interest expense limitation	2,929,931	—
Reserves, deferrals and accrued expenses	633,117	447,425
Stock based compensation	436,118	250,420

Total deferred tax assets	10,117,326	5,499,240
Deferred tax liabilities:
Property, plant and equipment	(600,418)	(718,723)
Intangible assets	(20,983,005)	(23,528,906)

Total deferred tax liabilities	(21,583,423)	(24,247,629)
Valuation allowance for deferred tax assets	(4,519,342)	(3,822,684)

Net deferred tax liabilities	$(15,985,439)	$(22,571,073)

As reported:
Deferred tax assets, current	$334,543	$268,357
Deferred tax liabilities, current	—	(54,626)
Deferred tax liabilities, non-current	(16,319,982)	(22,784,804)

Net deferred tax liabilities	$(15,985,439)	$(22,571,073)

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year Ended December 31, 2012

10. Income Taxes (Continued)

FASB ASC 740, Accounting for Income Taxes (FASB ASC 740), requires a company to evaluate its deferred tax assets on a regular basis to determine if a valuation allowance against the net deferred tax assets is required. Pursuant to FASB ASC 740, losses generated by entities that lack a history of prior operating results is significant negative evidence that is difficult to overcome in considering whether deferred tax assets are more likely than not realizable. The Company has concluded, based upon the evaluation of all available evidence, that it is more likely than not that certain foreign deferred tax assets will not be realized, and therefore, the Company has recorded a valuation allowance on those deferred tax assets, as of December 31, 2012.

A reconciliation of income taxes computed at the U.S. federal statutory rate to the provision for income taxes is as follows:

	Successor Company		Predecessor Company
	Year ended December 31, 2012	Period from February 18 through December 31, 2011	Period from January 1 through February 17, 2011
Federal statutory income tax (benefit)	$(4,634,654)	$(2,576,288)	$(424,923)
State taxes, net of federal benefit	227,780	(210,098)	103,993
Impact of foreign taxes	(916,914)	(450,344)	(63,522)
Increase in valuation allowance	696,658	1,176,213	561,009
Non deductible merger costs	—	—	1,049,105
Other permanent differences	(125,560)	113,380	7,391

(Benefit from) provision for income taxes	$(4,752,690)	$(1,947,137)	$1,233,053

The actual income tax benefit for the year ended December 31, 2011 and the period from February 18, 2011 through December 31, 2011 (Successor Company) was lower than the expected tax benefit using the federal statutory rate due primarily to valuation allowances related to tax benefits for net operating losses generated in certain of the Company's foreign subsidiaries as it may not realize the tax benefit of those operating losses.

The Company has a federal net operating loss carryforward aggregating $4,378,000 as of December 31, 2012 which will expire in 2032.

Additionally, the Company has state net operating loss carryforwards aggregating $2,402,000 as of December 31, 2012 which expire through 2032. The Company has additional state net operating loss carryforwards aggregating $3,719,000 which, if realized, would result in a credit to additional paid-in-capital and which expires through 2030.

The Company has foreign net operating loss carryforwards generated mostly among European affiliates at December 31, 2012 aggregating approximately $15,138,000 of which $6,873,000 have no expiration and the remainder of which expire through 2028.

The Company records accrued interest and penalties related to unrecognized tax benefits in the income tax provision. There have been no material changes to unrecognized tax benefits or accrued interest and penalties during the year ended December 31, 2012 and the period from February 18, 2011 through December 31, 2011 (Successor Company); and from January 1, 2011 through February 17, 2011

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year Ended December 31, 2012

10. Income Taxes (Continued)

(Predecessor Company). The Company does not expect a significant increase or decrease in unrecognized tax benefits over the next twelve months.

The Company files U.S. federal income tax returns as well as income tax returns in various states and for the many foreign jurisdictions in which it operates. The Company may be subject to examination by the various taxing authorities generally for calendar years 2008 through 2012. Additionally, any net operating losses and other tax attribute carryovers that were generated in prior years and utilized in these years may also be subject to examination. The Company cannot predict with certainty how these audits will be resolved and whether the Company will be required to make additional tax payments, which may or may not include penalties and interest. For most states where the Company conducts business, the Company is subject to examination for the preceding three to six years. In certain states, the period could be longer.

Management believes the Company has provided sufficient tax provisions for tax periods that are within the statutory period limitation not previously audited and that are potentially open for examination by taxing authorities. Potential liabilities associated with these years will be resolved when an event occurs to warrant closure, primarily through the completion of audits by the taxing jurisdictions. To the extent audits or other events result in material adjustment to the accrued estimates, the effect would be recognized during the period of the event. There can be no assurance, however, that the ultimate outcome of audits will not have a material adverse impact on the Company's financial position, results of operations or cash flows.

11. Stockholders' Equity

Predecessor Company

RPS, Inc. was authorized to issue up to 1,000,000 shares of preferred stock, $.0001 par value, and 150,000,000 shares of common stock, $.0001 par value. Of the shares authorized, 6,792,271 shares of common stock had been reserved for issuance pursuant to RPS, Inc.'s 2007 equity incentive plan.

Successor Company

There are 66,000,000 authorized shares of common stock of RPS Parent Holding Corp. as of December 31, 2012 and 2011 and 54,442,523 and 54,441,585 shares are issued and outstanding as of December 31, 2012 and December 31,2011, respectively. The majority of the common stock is owned by affiliates of Warburg Pincus. For so long as Warburg Pincus maintains specified ownership percentages of the Company's common stock, they will be entitled to certain protective provisions as defined in the Stockholders Agreement (Stockholders Agreement). This protective provisions would require Warburg Pincus to approve certain significant corporate actions, including any adoption or amendment, modification or supplement to the certificate of incorporation, and incurrence, assumption or any commitment for any indebtedness in excess of $1,000,000, among others.

As of December 31, 2012, 3,081,044 shares of common stock are owned by members of management (Management Stockholders). The Management Stockholders are subject to certain rights and provisions as per the terms of the Stockholders Agreement, which include certain restrictions on the transfer of Management Stockholder shares, tag along rights, put rights and call rights.

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year Ended December 31, 2012

11. Stockholders' Equity (Continued)

Put Rights

In the event of a Management Stockholder's termination of service from the Company without cause or for cause or a Management Stockholder's resignation at any time during the period ending on the six-month anniversary of such termination of service, the Management Stockholder may cause the Company to repurchase from the Management Stockholder any shares of common stock held by the Management Stockholder at a repurchase price equal to the fair value of such common stock as of the date of repurchase; provided, that in the event of a Management Stockholder's termination of service from the Company for cause (or a voluntary resignation within 30 days after the occurrence of an event that would be grounds for a termination for cause, as determined by the Board of Directors in good faith) the repurchase price shall equal the lesser of (i) the original exercise price or purchase price (as applicable) of the common stock, if any, and (ii) the fair value of such common stock as of the date of repurchase.

If a Management Stockholder elects to exercise these put rights, such Management Stockholder must also sell to the Company as a condition to the Company's repayment obligations an amount of the aggregate principal amount of the Shareholder Notes (including any accrued but uncompounded interest thereon) held by such Management Stockholder or any transferees of such Management Stockholder equal to the product of (i) the quotient determined by dividing (A) the number of shares of common stock owned by such Management Stockholder proposed to be sold to the Company, divided by (B) the aggregate number of shares of common stock owned by such Management Stockholder, multiplied by (ii) the aggregate principal amount of Stockholder Notes (including any accrued but uncompounded interest thereon) held by such Management Stockholder or any transferees of such Management Stockholder.

Call Rights

In the event of a Management Stockholder's termination of service from the Company for any reason, at any time during the period ending on the six-month anniversary of such termination, the Company may repurchase from the Management Stockholder any shares of common stock held by such Management Stockholder or any transferees of such Management Stockholder at a repurchase price equal to the fair value as of the date of the repurchase; provided, that in the event of a Management Stockholder's termination of service from the Company for cause (or a voluntary resignation within 30 days after the occurrence of an event that would be grounds for a termination for cause, as determined by the Board of Directors in good faith) the repurchase price shall equal the lesser of (i) the original exercise price or purchase price (as applicable), if any, and (ii) the fair value of such common stock as of the date of repurchase; provided, further, that the Company shall be precluded from exercising the foregoing repurchase right until the later of six months after an award vests (in the case of a restricted stock reward) or six months after option exercise (in the case of an Option), in which case the repurchase right may be exercised during the six-month period following the date such repurchase right may be exercised.

As a consequence of the aforementioned put and call rights, the 3,081,444 shares of common stock held by the Management Stockholders are considered to be contingently redeemable for financial reporting purposes.

12. Stock Option Plans

Share-based payments to employees, including grants of employee stock options, are required to be recognized in the financial statements based on their fair values. This guidance requires that an entity

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year Ended December 31, 2012

12. Stock Option Plans (Continued)

measure the cost of equity-based service awards based on the grant-date fair value of the award and recognize the cost of such award over the period during which the employee is required to provide service in exchange for the award (vesting period).

RPS, Inc. adopted the 2007 Stock Incentive Plan (the 2007 Incentive Plan) on August 30, 2007. The 2007 Incentive Plan awarded options and restricted stock. In connection with the Merger, on February 18, 2011, a total of 4,571,108 vested options in the 2007 Incentive Plan were cancelled in exchange for the right to receive an amount per share of common stock underlying the applicable stock option equal to the excess, if any, of the Merger consideration of $6.10 per share over the applicable exercise price of such stock option. In addition, a portion of vested options held by senior management were exchanged for options of RPS Parent Holding Corp. The remaining unvested options continue to be governed by the 2007 Incentive Plan, and vesting continuing under the original terms, which was generally over a three year period. The exercise period of awards under the 2007 plan is determined by the Board of Directors or a committee thereof, and may not exceed 10 years from the date of grant.

The RPS Parent Holding Corp. 2011 Stock Incentive Plan adopted on February 18, 2011 (the 2011 Option Plan) authorizes the award of stock-based incentives to eligible participants, including employees of the Company, non-employee directors, and eligible consultants. All stock-based incentives are non-qualified in nature. The 2011 Option Plan provides for three types of awards: time based vesting awards, performance vesting awards and outperformance vesting awards, all of which are described below. The exercise period for these awards cannot exceed ten years from the date of grant. Each option entitles the holder to purchase one share of common stock at the applicable exercise price. The provisions of each type of award are as follows:

Time-Based Vesting awards — As long as the participant remains employed by the Company or its subsidiaries on each vesting date, the awards generally vest and become exercisable on the following schedule: (i) 20% on the first anniversary of the grant date, and (ii) 5% on each three-month anniversary beginning on the fifteenth month following the grant date. Time-based vesting shall only occur on the vesting dates, and there will be no proportional or incremental vesting on the interim dates.

Performance vesting awards — These awards shall vest and become proportionally exercisable upon a transaction, including a change of control or an initial public offering, in which Warburg Pincus or its affiliates receive proceeds in the form of cash or marketable securities, provided that Warburg Pincus's internal rate of return is greater than 25% but less than 50%. An internal rate of return equal to or greater than 50% will result in vesting of the entire performance vesting tranche.

Outperformance Vesting — These awards shall vest and become proportionally exercisable upon a transaction, including a change of control or an initial public offering, in which Warburg Pincus or its affiliates receive proceeds in the form of cash or marketable securities, provided that Warburg Pincus's internal rate of return is greater than 50% but less than 75%. An internal rate of return equal to or greater than 75% will result in vesting of the entire outperformance vesting tranche.

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year Ended December 31, 2012

12. Stock Option Plans (Continued)

The following table summarizes activity under the 2007 Incentive Plan and the 2011 Option Plan:

	Options Available for Grant	Number of Options Outstanding	Weighted Average Exercise Price
Predecessor Company
Balance at December 31, 2010	4,559,334	3,838,870	$1.70
Authorized	—	—	$—
Granted	—	—	$—
Forfeited/cancelled	11,774	(11,774)	$0.40

Balance at February 17, 2011	4,571,108	3,827,096	$1.70

Successor Company
Roll-over from Predecessor	—	1,344,575	$0.40
Authorized	10,069,615	—	$—
Granted	(7,078,538)	7,078,538	$2.00
Exercised	—	—	$—
Forfeited/cancelled	—	—	$—

Balance at December 31, 2011	2,991,077	8,423,113	$1.75
Authorized	—	—	$—
Granted	(1,342,728)	1,342,728	$2.25
Exercised	938	(938)	$2.00
Forfeited/cancelled	888,873	(888,873)	$1.91

Balance at December 31, 2012	2,538,160	8,876,030	$1.80

The per share weighted average fair value of the options granted was estimated at $1.04 and $0.64 for the year ended December 31, 2012 and the period from February 18, 2011 through December 31, 2011 (Successor Company), respectively; and no grants were issued for the period from January 1, 2011 through February 17, 2011 (Predecessor Company).

At December 31, 2012, 1,857,455 options were exercisable at a weighted average exercise price of $0.90 per share. The weighted average remaining contractual life of all outstanding options at December 31, 2012 was 9.2 years. The weighted average remaining contractual life of vested options at December 31, 2012 was 5.6 years.

Stock-based compensation expense for the year ended December 31, 2012 and the period from February 18, 2011 through December 31, 2011 (Successor Company); and for the period from January 1, 2011 through February 18, 2011 (Predecessor Company), was approximately $474,000 $413,000, and $190,000, respectively, and is included in selling, general, and administrative expenses in the accompanying consolidated statements of operations. The Company recognizes the compensation expense of such share-based service awards on a straight-line basis. Total compensation cost of time-based awards options granted but not yet vested as of December 31, 2012 was approximately $1,845,000, net of estimated forfeitures, which is expected to be recognized over the weighted average period of 4.5 years.

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year Ended December 31, 2012

12. Stock Option Plans (Continued)

Valuation of Time-Based Vesting Awards

The per-share weighted average fair value of time-based vesting awards granted was estimated at $1.11 and $1.00 for the year ended December 31, 2012 and the period from February 18, 2011 through December 31, 2011 (Successor Company), respectively; and no grants were issued for the period from January 1, 2011 through February 17, 2011 (Predecessor Company) on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions which are based upon the Company's history or industry comparative information:

	Year Ended December 31, 2012	Period From February 18, 2011 Through December 31, 2011
Expected dividend yield	0.00%	0.00%
Expected volatility	55.00%	55.00%
Risk-free interest rate	1.29%	1.43%
Expected life	6.5 years	6.5 years

The Company's common stock is not publicly traded, as such the expected volatility has been calculated for each date of grant based on an alternative method (defined as the calculated value). The Company identified similar public entities for which share price information is available and has considered the historical volatility of these entities' share prices in determining its estimated expected volatility. The Company used the average volatility of these guideline companies over the expected term calculated using the simplified method pursuant to FASB guidance. The Company estimates the fair value of its common stock using the market and income valuation approaches, with the assistance of a valuation consultant.

Valuation of Performance and Outperformance Vesting Awards

Of the total 1,342,728 options granted during the year ended December 31, 2012, 610,052 are time-based awards, 562,676 are Performance Vesting awards and 170,000 are Outperformance Vesting awards. Of the total 7,078,538 options granted during the period from February 18, 2011 through December 31, 2011 (Successor Period), 1,961,750 are time-based awards, 1,835,250 are Performance Vesting awards and 3,281,538 are Outperformance Vesting awards. The Performance Vesting awards and Outperformance Vesting awards contain both performance and market conditions. The estimated fair value of these awards on the date of grant will be amortized to expense should the performance condition become probable of achievement. As of December 31, 2012 and 2011, the Company has not recognized any compensation expense to date related to these awards as the achievement of the performance condition is not deemed probable.

The Company estimated the fair value of the Performance Vesting awards and the Outperformance Vesting awards on the dates of grant in 2012 and 2011 by using a risk-neutral lattice methodology within a Monte Carlo simulation model. The primary inputs into the model include the estimated fair value of common stock, the exercise price, the risk free rate, stock price volatility and an estimated time until an exit event. The estimated fair value of the Performance Vesting Awards and Outperformance Vesting awards granted during the year ended December 31, 2012 and the period from February 18, 2011 through December 31, 2011 (Successor Period) was $647,000 and $80,000; and $1.3 million and $1.1 million, respectively,

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year Ended December 31, 2012

12. Stock Option Plans (Continued)

which will be recognized to expense when the underlying performance condition is deemed probable of occurrence.

As of February 17, 2011, the unvested options in the 2007 Incentive Plan were carried forward into the Successor period. The number of options and exercise prices were split effected in order to conform with the new equity basis of the Company in the Successor period.

13. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date. The fair value standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures.

The fair value guidance describes three levels of input that may be used to measure fair value.

  •
  Level 1 — Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the company has the ability to access at the measurement date.

  •
  Level 2 — Financial assets and liabilities whose values are based on quoted prices in markets where trading occurs infrequently or whose values are based on quoted prices of instruments with similar attributes in active markets. Level 2 inputs include the following:

  •
  Quoted prices for similar assets or liabilities in active markets;

  •
  Quoted prices for identical or similar assets or liabilities in non-active markets;

  •
  Inputs other than quoted prices that are observable for substantially the full term of the asset or liability; and

  •
  Inputs that are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability.

  •
  Level 3 — Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year Ended December 31, 2012

13. Fair Value Measurements (Continued)

The following tables summarize the Company's financial assets and liabilities measured at fair value on a recurring basis at December 31, 2012 and 2011, respectively:

	2012
	Fair Value at December 31, 2012	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets measured at fair value on a recurring basis:
Cash and cash equivalents	$16,903,458	$16,903,458	$—	$—
Restricted cash	5,054,826	5,054,826	—	—
Derivatives — interest rate collar (Note 14)	13,812	—	—	13,812

Total	$21,972,096	$21,958,284	$—	$13,812

	2011
	Fair Value at December 31, 2011	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets measured at fair value on a recurring basis:
Cash and cash equivalents	$10,049,214	$10,049,214	$—	$—
Restricted cash	10,138,385	10,138,385	—	—
Derivatives — interest rate Collar (Note 14)	275,331	—	—	275,331

Total	$20,462,930	$20,187,599	$—	$275,331

The reconciliation of the interest rate collar measured at fair value on a recurring basis using unobservable inputs (Level 3) is as follows:

Interest Rate Collar
Balance at February 18, 2011	$—
Initial value	366,000
Change in fair value	(90,669)

Balance at December 31, 2011	275,331
Change in fair value	(261,519)

Balance at December 31, 2012	$13,812

Interest rate collars are valued using discounted cash flows. The key input used is the LIBOR rate, which is observable at quoted intervals for the term of the cap. Assets and liabilities that are measured at fair value on a non-recurring basis include intangible assets and goodwill. On February 18, 2011, the Company estimated the fair value of intangible assets in connection with the Merger using the income approach and

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year Ended December 31, 2012

13. Fair Value Measurements (Continued)

the replacement cost approach. For these assets and liabilities, measurement at fair value in periods subsequent to their initial recognition is applicable if one or more is determined to be impaired.

14. Derivative Financial Instruments

The Company manages interest rate exposure by using an interest rate collar agreement to reduce the variability of cash flows in interest payments for the principal amount of variable-rate debt. In August 2011, the Company entered into interest rate collar agreement with an aggregate notional principal amount of $80,000,000. This collar is used to hedge the variable rate of the Company's Senior Secured Credit Facilities. The Company paid $366,000 to enter into the interest rate collar, which is recorded in long-term assets. The interest rate collar is classified as an ineffective hedge, and changes in the fair value are recorded in interest expense. The fair value of the interest rate collar was $13,812 and $275,331 as of December 31, 2012 and 2011, respectively, and the Company recorded $261,519 and $90,669 of interest expense for the year ended December 31, 2012 and the period from February 18, 2011 through December 31, 2011 (Successor Company), respectively, in order to mark the interest rate collar to fair value.

	Asset Derivatives
	2012		2011
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Balance Sheet Classification
Derivatives not designated as hedging instruments:
Interest rate collar	Other assets	$13,812	Other assets	275,331

	Year Ended December 31, 2012		Year Ended December 31, 2012
	Location of Gain or Loss	Amount of Gain or Loss	Location of Gain or Loss	Amount of Gain or Loss
Derivatives not designated as cash flow hedge:
Interest rate collar	Interest expense	$(261,519)	Interest expense	$(90,669)

15. Commitments and Contingencies

The Company occupies its corporate headquarters and other offices and uses certain equipment under various leases. The Company's current lease for its corporate headquarters expires in June 2017. Rent expense under such arrangements, including for rent obligations around the world, was approximately $5,266,000 and $4,520,000 for the year ended December 31, 2012 and the period from February 18, 2011 through December 31, 2011 (Successor Company), respectively; and $779,000 for the period from January 1, 2011 through February 17, 2011 (Predecessor Company). The Company is the lessee of approximately $1,000,000 of automobiles under capital leases expiring through 2015. The automobiles are recorded at the present value of minimum lease payments and are amortized over their estimated useful lives. Amortization of the assets under capital lease agreements of approximately $298,000 and $365,000 for the year ended December 31, 2012 and the period from February 18, 2011 through December 31, 2011 (Successor Company), respectively; and $61,000 for the period from January 1, 2011 through February 17, 2011 (Predecessor Company), is included in depreciation expense for the respective periods.

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Year Ended December 31, 2012

15. Commitments and Contingencies (Continued)

Future minimum lease payments subsequent to December 31, 2012 under capital and non- cancelable operating leases are as follows:

	Capital Leases	Operating Leases
2013	$321,620	$8,316,787
2014	333,675	6,697,043
2015	297,524	5,321,438
2016	—	3,553,486
2017	—	1,319,863
Thereafter	—	25,621

Total minimum lease payments	$952,819	$25,234,238

Less amount representing interest	(78,153)

Present value of net minimum lease payments	$874,666

The Company recorded an accrual in the amount of $1.5 million at December 31, 2012 related to outstanding claims in accordance with the European Restructuring Plan (Note 8). This accrual has been recorded based on management's best estimate of the range of the probable loss related to these disputes in accordance with the provisions of ASC 450, Contingencies. These estimates are based on management's assessment of the facts and circumstances for each of the outstanding matters, which includes analyses by external legal counsel. These estimates are subject to considerable judgment.

The Company is involved in various other claims incidental to the conduct of its business. Management does not believe that any such claims to which the Company is a party, both individually and in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or cash flows.

16. Subsequent Events

The Company has evaluated subsequent events through March 28, 2013, which represents the date these financial statements were available to be issued.

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2013	December 31, 2012
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$15,720,435	$16,903,458
Restricted cash	4,969,086	5,054,826
Accounts receivable, less allowance for doubtful accounts of $856,000 at June 30, 2013 and $826,000 at December 31, 2012, respectively	96,098,243	93,254,327
Deferred tax asset	334,543	334,543
Prepaid expenses and other current assets	5,959,372	4,534,596

Total current assets	123,081,679	120,081,750
Property and equipment, net	7,498,324	8,239,608
Other assets	5,307,117	5,457,462
Deferred financing costs	3,027,516	3,507,482
Intangible assets subject to amortization, net	50,336,241	53,378,598
Goodwill	164,672,945	164,672,945

Total assets	$353,923,822	$355,337,845

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$6,213,929	$4,277,646
Accrued expenses	19,607,474	21,941,795
Customer deposits	8,469,086	9,554,826
Deferred revenue	15,737,446	17,785,402
Line of credit	13,400,000	7,910,000
Current portion of capital lease obligations	340,143	271,420
Current portion of long -term debt	4,000,000	4,000,000
Current portion of shareholder notes	254,754	—
Other current liabilities	1,157,617	828,980

Total current liabilities	69,180,449	66,570,069
Deferred tax liability	11,223,030	16,319,982
Other liabilities	1,165,818	1,397,662
Capital lease obligations, less current portion	405,279	603,246
Long -term debt	71,000,000	72,000,000
Shareholder notes	109,618,090	105,060,959

Total liabilities	262,592,666	261,951,918
Stockholders' equity:
Common stock, $.0001 par value:
Authorized shares — 66,000,000 at June 30, 2013 and December 31, 2012, issued and outstanding shares — 54,443,847 and 54,442,523 at June 30, 2013 and December 31, 2012, respectively	544,438	544,425
Additional paid-in capital	106,321,520	105,999,309
Accumulated other comprehensive income	676,023	745,130
Accumulated deficit	(16,210,825)	(13,902,937)

Total stockholders' equity	91,331,156	93,385,927

Total liabilities and stockholders' equity	$353,923,822	$355,337,845

Please see accompanying notes.

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended June 30,
	2013	2012
	(unaudited)
Service revenue	$224,004,149	$204,404,610
Reimbursement revenue	19,953,646	18,243,148

Total revenue	243,957,795	222,647,758
Direct costs	177,849,026	163,005,524
Reimbursable out-of-pocket costs	19,953,646	18,243,148
Selling, general, and administrative expenses	38,235,885	35,200,346
Depreciation and amortization	4,355,761	4,691,433

Income from operations	3,563,477	1,507,307
Interest expense	(8,558,119)	(8,004,453)
Other income (expense), net	106,598	(38,799)

Loss before income taxes	(4,888,044)	(6,535,945)
Benefit from income taxes	(2,580,156)	(2,346,404)

Net loss	$(2,307,888)	$(4,189,541)

Please see accompanying notes.

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Six Months Ended June 30,
	2013	2012
	(unaudited)
Net loss, as reported	$(2,307,888)	$(4,189,541)
Other comprehensive loss:
Foreign currency translation adjustment	(69,107)	(205,051)

Comprehensive loss	$(2,376,995)	$(4,394,592)

Please see accompanying notes.

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2013	2012
	(unaudited)
Net loss	$(2,307,888)	$(4,189,541)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,355,761	4,691,433
Stock-based compensation	246,852	216,066
Excess tax benefit from stock-based compensation	(72,723)	(260,831)
Deferred tax benefit	(5,096,952)	(3,292,817)
Non-cash interest expense	5,446,837	4,775,733
Changes in operating assets and liabilities:
Accounts receivable	(2,916,053)	(17,875,124)
Prepaid expenses and other assets	(883,646)	135,577
Accounts payable	1,964,946	430,763
Accrued expenses and other liabilities	(3,339,631)	6,015,715
Deferred revenue	(1,941,241)	1,404,474

Net cash used in operating activities	(4,543,738)	(7,948,552)
Investing activities
Purchase of property and equipment	(661,452)	(2,576,257)
Investment in unconsolidated joint venture	(346,087)	—

Net cash used in investing activities	(1,007,539)	(2,576,257)
Financing activities
Net borrowings on line of credit	5,490,000	4,150,000
Principal payments on capital lease obligations	(129,243)	(109,874)
Proceeds from shareholder notes	—	10,000,000
Principal payments on long-term debt	(1,000,000)	(1,000,000)
Excess tax benefit from stock-based compensation	72,723	260,831
Payments on deferred equity financing costs	—	(534,236)
Proceeds from exercise of options	2,648	—

Net cash provided by financing activities	4,436,128	12,766,721
Effect of exchange rates on cash and cash equivalents	(67,874)	(40,267)

Net change in cash and cash equivalents	(1,183,023)	2,201,645
Cash and cash equivalents, beginning of period	16,903,458	10,049,214

Cash and cash equivalents, end of period	$15,720,435	$12,250,859

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	$2,802,404	$3,220,003

Income taxes	$1,774,564	$134,613

Supplemental disclosures of noncash investing activities
Purchase of equipment financed by capital lease	$—	$820,404

Please see accompanying notes.

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2013 (UNAUDITED)

1. Business and Organization

RPS Parent Holding Corp. and Subsidiaries (the "Company" or "RPS") is a global next generation clinical research organization (CRO) serving biotechnology and pharmaceutical companies, which the Company refers to collectively as the biopharmaceutical industry. The Company's business model combines the expertise of a traditional CRO with the ability to provide flexible outsourcing solutions that are fully integrated within the Company's clients' clinical infrastructure. The Company is able to leverage its high degree of clinical expertise, industry knowledge and specialization to reduce the expense and time frame of clinical development that meets the varied needs of small, medium and large biopharmaceutical companies.

The Company owns subsidiaries in sixty-three countries along with a joint venture in one country with its core operations located in North America, Latin America, Europe and Asia. The Company's revenues are generated primarily from clients located in the United States.

2. Significant Accounting Policies

Basis of Presentation

The condensed consolidated financial statements are unaudited and, in the opinion of management, include all adjustments (consisting of normal recurring adjustments and accruals) necessary to state fairly the financial position at June 30, 2013, and the results from operations, comprehensive income (loss) and cash flows for the six months ended June 30, 2013 and 2012, in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The condensed consolidated balance sheet at December 31, 2012 has been derived from the audited consolidated financial statements. The operating results for the interim period are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2013 or any other future period. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted in accordance with the rules and regulations for interim reporting. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report for the year ended December 31, 2012.

New Accounting Pronouncements

During the fiscal first quarter of 2013, the Company adopted the Financial Accounting Standards Board (FASB) guidance and amendments related to testing indefinite-lived intangible assets for impairment. Under the amendments in this update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to determine the fair value. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. This update became effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of this standard is not expected to have a material impact on the Company's results of operations, cash flows or financial position.

New Accounting Pronouncements

In July 2013, the FASB adopted clarifying guidance on the presentation of unrecognized tax benefits when various qualifying tax credits exist. The amendment requires that unrecognized tax benefits be presented on

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
JUNE 30, 2013 (UNAUDITED)

2. Significant Accounting Policies (Continued)

the Consolidated Balance Sheet as a reduction to deferred tax assets created by net operating losses or other tax credits from prior periods that occur in the same taxing jurisdiction. To the extent that the unrecognized tax benefit exceeds these credits, it shall be presented as a liability. This update is required to be adopted for all annual periods and interim reporting periods beginning after December 15, 2013, with early adoption permitted. The adoption of this standard is not expected to have a material impact on the presentation of the Company's financial position.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with an original maturity of three months or less from date of purchase.

Restricted Cash and Customer Deposits

The Company receives cash in advance from certain customers specifically for the payment of investigator fees relating to specific projects. Such amounts are recorded as restricted cash and customer deposits in the accompanying condensed consolidated balance sheets.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and accounts receivable. The Company performs periodic evaluations of the financial institutions in which its cash is invested. The majority of the Company's revenues and accounts receivable are derived from biopharmaceutical companies located in the United States. The Company's four largest customers accounted for approximately 23%, 15%, 13% and 13%, respectively, of service revenue for the six months ended June 30, 2013. The Company's three largest customers accounted for approximately 20%, 18% and 10%, respectively, of service revenue for the six months ended June 30, 2012.

The Company's largest customer accounted for approximately 16% of the accounts receivable balance as of June 30, 2013. The Company's two largest customers account for approximately 20% and 15%, respectively, of the accounts receivable balance as of December 31, 2012. No other customers represented more than 10% of service revenues or accounts receivable during these periods.

The Company provides an allowance for doubtful accounts based on experience and specifically identified risks. Accounts receivable are carried at estimated realizable value and charged off against the allowance for doubtful accounts when management determines that recovery is unlikely and the Company ceases collection efforts.

Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
JUNE 30, 2013 (UNAUDITED)

2. Significant Accounting Policies (Continued)

Derivative Financial Instruments

All derivatives are measured at fair value and recognized as either assets or liabilities on the condensed consolidated balance sheets. Derivatives that are not determined to be effective hedges are adjusted to fair value with a corresponding effect on earnings. Changes in the fair value of derivatives that are designated and determined to be effective as part of a hedge transaction have no immediate effect on earnings and depending on the type of hedge, are recorded either as part of other comprehensive income and will be included in earnings in the period in which earnings are affected by the hedged item, or are included in earnings as an offset to the earnings impact of the hedged item. Any ineffective portions of hedges are reported in earnings as they occur. The Company utilizes an interest rate collar agreement to manage changes in market conditions related to debt obligations.

Fair Value of Financial Instruments

The carrying value of financial instruments including cash, accounts receivable, accounts payable, and lines of credit approximates their fair value based on the short-term nature of these instruments. In addition, the carrying value of debt instruments, which do not have readily determinable market values, approximate fair value given that the interest rates on outstanding borrowings approximate market rates.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for repairs and maintenance which do not extend the useful life of the related assets are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from one to seven years.

Goodwill and Intangible Assets

Intangible assets consist primarily of customer relationships, brand names, proprietary software and information, non-compete agreements and goodwill. Finite-lived intangible assets are amortized on a straight-line basis over the following periods: customer relationships — seven years, proprietary software and information — five years, and non-compete agreements — five years. Indefinite-lived intangible assets are not amortized and consist of the Company's brand name. Goodwill represents the excess of the cost over the estimated fair value of net assets acquired in business combinations.

The Company accounts for goodwill, customer relationships, brand names, proprietary software and information and non-compete agreements in accordance with the FASB guidance for intangible assets. Goodwill is tested for impairment on an annual basis (as of October 1 of each year) and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its carrying value. If the fair value of the Company is less than the carrying value, goodwill may be impaired, and will be written down to its estimated fair market value, if necessary. For indefinite-lived intangibles, the annual impairment test consists of comparing the fair value of the asset to the carrying value.

Goodwill and Intangible Assets

Definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
JUNE 30, 2013 (UNAUDITED)

2. Significant Accounting Policies (Continued)

future cash flows, then an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Revenue and Cost Recognition

The majority of the Company's service revenue is derived from fee-for-service contracts. Revenues and the related costs of fee-for-service contracts are recognized in the period in which services are performed. The Company also recognizes revenue under units-based contracts by multiplying units completed by the applicable contract per-unit price. Revenue related to contract modifications is recognized when realization is assured and the amounts are reasonably determinable. Adjustments to contract estimates are reported in the periods in which the facts that require the revisions become known.
FASB guidance requires reimbursable out-of-pocket expenses to be classified as revenue in the statements of income. Reimbursements for out-of-pocket expenses, included in total revenue in the Company's consolidated statements of income, were $19,954,000 and $18,243,000 for the six months ended June 30, 2013 and 2012, respectively.

The Company excludes investigator fees from its out-of-pocket expenses because these fees are funded from the customer's restricted cash and are recorded on a "pass-through basis" without risk or reward to the Company. Investigator fees paid on behalf of clients were approximately $6,206,000 and $7,113,000 for the six months ended June 30, 2013 and 2012, respectively.

Income Taxes

The Company accounts for income taxes using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts reportable for income tax purposes.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered. The Company evaluates the need to establish a valuation allowance for deferred tax assets based on positive and negative evidence including past operating results, the amount of existing temporary differences to be recovered and expected future taxable income. A valuation allowance to reduce the deferred tax assets is established when it is "more likely than not" that some or all of the deferred tax assets will not be realized.

The Company follows the provisions of accounting for uncertainty in income taxes in ASC 740, which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities.

The Company has recorded a tax benefit for the current period which reflects the fact that it is subject to tax in multiple jurisdictions, consistent with the requirements of ASC 740-270.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the respective balance sheet date with all translation gains or losses reported as a component of other comprehensive income. The

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
JUNE 30, 2013 (UNAUDITED)

2. Significant Accounting Policies (Continued)

statements of operations' amounts have been translated using average exchange rates in effect over the relevant periods. Foreign currency transactional gains (losses) have been reflected as a component of the Company's condensed consolidated statements of operations within other income (expense), net.

Stock-Based Compensation

Share-based payments to employees, including grants of employee stock options, are required to be recognized in the financial statements based on their estimated fair values. This guidance requires that an entity measure the cost of equity-based service awards based on the grant-date fair value of the award and recognize the cost of such award over the period during which the employee is required to provide service in exchange for the award (vesting period).

Geographic Information

The Company's non-U.S. operations accounted for approximately 20% and 17% of service revenue during the six months ended June 30, 2013 and 2012, respectively. In addition, approximately 26% and 29% of the Company's consolidated tangible assets were located in foreign locations at June 30, 2013 and December 31, 2012, respectively.

	Americas	Europe	Asia-Pacific	Total
Service revenue from customers(1)
Six months ended June 30, 2013	$198,284,855	$17,067,719	$8,651,575	$224,004,149
Six months ended June 30, 2012	184,251,119	13,791,376	6,362,115	204,404,610
Long-lived assets(2)
As of June 30, 2013	5,858,149	1,077,659	562,516	7,498,324
As of December 31, 2012	6,226,816	1,165,899	846,893	8,239,608

(1)
Service revenue is attributable to geographic locations based on the physical location where the services are performed.

(2)
Long-lived assets represent the net book value of property and equipment.

3. Restatement

In September 2012, a customer asserted that the Company was not in compliance with a clause contained in its Master Services Agreement (the "Agreement") with the customer. The Company evaluated the customer's assertion and believed that the Company was in compliance with the disputed clause and intended to vigorously defend the matter. However, the Company concluded that there was a reasonable possibility of a potential material loss related to this matter, and accordingly, the potential loss contingency should have been disclosed within the footnotes to the financial statements pursuant to the provisions of ASC 450, Contingencies. The accompanying financial statements have been restated to correct this disclosure error.

On May 5, 2014, the Company and the customer reached a settlement agreement in the amount of $9.0 million regarding this matter. The $9.0 million is payable in installments through December 31, 2017 and amends the terms of the Agreement to eliminate the disputed clause. The settlement agreement stipulates that the Company denies that it failed to comply with the disputed clause, and there is no admission of any wrongdoing by either party.

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
JUNE 30, 2013 (UNAUDITED)

4. Joint Venture

In March 2013, the Company entered into a joint venture agreement with Asklep Inc. This joint venture is based in Tokyo, Japan and is 51%-owned and 49%-owned by Asklep Inc. and the Company, respectively. The joint venture will provide research and development outsourcing solutions in Japan to the biopharmaceutical and medical device industries. The Company contributed approximately $346,000 to the joint venture during May of 2013. The joint venture is accounted for under the equity method of accounting. Through June 30, 2013, there has been no substantive activity of the joint venture, and accordingly the $346,000 is included in other long -term assets on the condensed consolidated balance sheet at June 30, 2013.

5. Goodwill and Intangible Assets

There have been no changes in the goodwill balance from December 31, 2012 through June 30, 2013.

The following tables summarize intangible assets and their amortization as of:

Intangible assets subject to amortization:	Gross	June 30, 2013 Accumulated Amortization	Net
Customer contracts and lists	$34,165,000	$(11,533,593)	$22,631,407
Global recruitment database	3,745,000	(1,769,958)	1,975,042
Proprietary software	730,000	(345,012)	384,988
Non-compete agreements	1,545,000	(730,196)	814,804

Total	$40,185,000	$(14,378,759)	$25,806,241

Intangible assets subject to amortization:	Gross	December 31, 2012 Accumulated Amortization	Net
Customer contracts and lists	$34,165,000	$(9,093,236)	$25,071,764
Global recruitment database	3,745,000	(1,395,458)	2,349,542
Proprietary software	730,000	(272,012)	457,988
Non-compete agreements	1,545,000	(575,696)	969,304

Total	$40,185,000	$(11,336,402)	$28,848,598

The weighted-average amortization period for the intangible assets is 6.1 years at June 30, 2013. In addition, the Company has $24,530,000 capitalized for brand name, as of June 30, 2013 and December 31, 2012, respectively, which has an indefinite life.

The estimated amortization expense for the six months ending December 31, 2013 and each of the four years ending December 31, 2017 and thereafter for the definite-lived intangibles is as follows:

	Year ended
Six months ended December 31, 2013	2014	2015	2016	2017	Thereafter
$3,042,500	$6,085,000	$6,085,000	$5,046,000	$4,881,000	$667,000

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
JUNE 30, 2013 (UNAUDITED)

6. Restructuring

During the second half of 2012, the Company implemented a restructuring plan to reduce support costs in its European Operations ("European Restructuring Plan"). The Company offered severance benefits to the terminated employees and eliminated approximately 75 positions. The table below outlines the components of the restructuring charges, the payments made, and the remaining accrued balance, for the periods noted:

	Charges	Payments	Accrued Balance	Charges	Payments	Accrued Balance
	Year Ended As of December 31, 2012			Six months ended As of June 30, 2013
Severance and benefits	$6,380,380	$5,959,091	$421,289	$390,755	$723,271	$88,773
Professional fees	2,206,679	2,206,679	—	208,340	208,340	—
Contingency reserve	1,465,223	—	1,465,223	—	630,456	834,767

Total	$10,052,282	$8,165,770	$1,886,512	$599,095	$1,562,067	$923,540

Of the total charge of $10,100,000 during the year ended December 31, 2012, approximately $3,000,000 is included in direct costs and a total of approximately $7,100,000 is included in selling, general and administrative expenses on the condensed consolidated statement of operations. Of the total cost incurred in 2012, a total of approximately $1,125,000 was recorded during the six months ended June 30, 2012, which is included within selling, general and administrative expenses. Of the total charge of $599,000 recorded in the six months ended June 30, 2013, approximately $384,000 is included in direct costs and $215,000 in selling, general and administrative expenses on the condensed consolidated statement of operations.

In the second quarter of 2013 the Company restructured the U.S operations, ("U.S. Restructuring Plan"). The Company offered severance benefits to the terminated employees and eliminated approximately 30 positions. The table below outlines the components of the restructuring charges, the payments made and the remaining accrued balance for the periods noted:

	Charges	Payments	Accrued Balance
	Six months ended As of June 30, 2013
Severance and benefits	$2,073,000	$339,000	$1,734,000

Of the total charge of $2,073,000, approximately $587,000 is included in direct costs and a total of approximately $1,486,000 is included in selling, general and administrative expenses in the condensed consolidated statement of operations.

The severance and benefits charge of $2,073,000 recorded during the six months ended June 30, 2013 includes a severance of $700,000 for a former executive officer of the Company, all of which remains accrued for as of June 30, 2013. In addition to these severance benefits, the Company also agreed to settle certain vested stock options for cash, and to repurchase common shares held by this executive as well as to repay this executive's outstanding shareholder notes. The option settlements repurchase of common shares and repayment of shareholder notes are scheduled to occur in the second half of 2013, with the exact payment dates and amounts contingent on whether or not a qualifying change of control occurs, as defined. Should a change of control not occur, the aggregate payment to be made to the executive for the option

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
JUNE 30, 2013 (UNAUDITED)

6. Restructuring (Continued)

settlements, repurchase of common shares and repayment of shareholder notes is approximately $678,000. A total of approximately $255,000 of the executive's shareholder notes have been classified as current liabilities as of June 30, 2013, as settlement will occur within the second half of 2013. In addition, should a qualifying change of control occur by December 31, 2013, the executive will also be entitled to a transactional bonus based on the aggregate transaction value ("Transaction Value"), as defined. This transactional bonus would be paid out of the proceeds received from the qualifying change of control.

7. Debt Facilities

On February 18, 2011, the Company entered into the Senior Secured Credit Facilities. The Senior Secured Credit Facilities consist of a six-year $35,000,000 revolving credit facility (the Revolving Credit Facility) and a six-year $80,000,000 term loan facility (the Term Loan Facility). RPS, Inc. is the borrower under the Senior Secured Credit Facilities and Roy RPS Holdings Corp. ("Roy RPS") as well as certain subsidiaries are the guarantors under this facility. The Senior Secured Credit Facilities require quarterly principal payments commencing September 30, 2011 on the Term Loan Facility. The quarterly payments are made as follows: $500,000 for the periods from September 30, 2011 through June 30, 2012, $1,000,000 for the periods from September 30, 2012 through June 30, 2014, $1,500,000 for the periods from September 30, 2014 through June 30, 2015, and $2,000,000 for the periods from September 30, 2015 through December 31, 2016. The final principal payment of $52,000,000 is due on February 17, 2017. Prepayments may be required under defined cash flow events.

In March and April 2012, the Company entered into amendments to the Senior Secured Credit Facilities which, among other modifications, adjusted the applicable margins on both Eurodollar and Base Rate loans, and adjusted certain financial and operating covenant requirements.

The Revolving Credit Facility is available, subject to certain conditions, for general corporate purposes in the ordinary course of business and for other transactions permitted under the Senior Secured Credit Facilities. Borrowings under the Senior Secured Credit Facilities bear interest, at the Company's option, at the base rate or the Eurodollar rate plus a margin. The Revolving Credit Facility is guaranteed by the net assets of Roy RPS and its subsidiaries.

The interest rate on the Term Loan Facility was 6.75% at June 30, 2013 and the interest rate on the Revolving Credit Facility 7.5% at June 30, 2013. At June 30, 2013 there was $13,400,000 in borrowings outstanding on the revolving credit facility.

The Company also agreed to pay a commitment fee on the unused portion of the Revolving Credit Facility of 0.25% to 0.50% per annum based upon the ratio of the Company's profit to debt as defined by the Senior Secured Credit Facilities. The commitment fee on unused borrowings for the Revolving Credit Facility was 0.50% at June 30, 2013.

The Senior Secured Credit Facilities require compliance with certain financial and operating covenants including a minimum consolidated cash interest coverage ratio and a maximum consolidated net leverage ratio. The Company is not permitted to declare, make or pay any cash dividends to RPS Parent Holding Corp. or other parties. The Company was in compliance with all required debt covenants at June 30, 2013. Upon a change in control, any amounts outstanding under the Senior Secured Credit Facilities shall immediately become due and the facilities shall immediately terminate.

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
JUNE 30, 2013 (UNAUDITED)

7. Debt Facilities (Continued)

In February 2011, the Company entered into Note Purchase Agreements with Warburg Pincus and other shareholders for an aggregate of $80,000,000 of 9% Subordinated Notes due February 2017. In addition, in April of 2012, the Company entered into an additional Note Purchase Agreement with Warburg Pincus for an additional $10,000,000 of 12% Subordinated Notes due February 2017. We will refer hereinafter to both the 9% Notes and the 12% Notes as "Shareholder Notes" or "Notes". The key provisions of the Shareholder Notes are as follows.

Interest accrues on the principal sum of the Shareholder Notes on a daily basis at an annual rate of 9% for the $80,000,000 of principal and 12% for the $10,000,000 of principal and is due and payable by increasing the principal amount of the Notes in arrears on a semi-annual basis. Any payment-in-kind (PIK) interest and principal will be paid-in-full in cash on the earliest to occur of the maturity date of the Notes (February 2017), a redemption in conjunction with a change of control, or the date under which payment on the Shareholder Notes is no longer restricted under the Senior Secured Credit Facilities and RPS Parent elects to pay the PIK interest. RPS Parent may redeem all or a portion of the Shareholder Notes, at its option and at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest. If less than all of the Shareholder Notes are redeemed, RPS Parent must redeem the Shareholder Notes ratably amongst all the holders of the Shareholder Notes. The holders of a majority of the outstanding principal under the Shareholder Notes may request redemption at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest upon a change of control.

As long as the Shareholder Notes remain outstanding, the Company will not make any acquisitions, including acquisitions of the stock or assets of another company, except the formation of new subsidiaries and any investment permitted under the terms of the Note Purchase Agreement. As long as the Shareholder Notes remain outstanding, the Company shall not create or enter into any indebtedness other than the Shareholder Notes, indebtedness to subsidiaries, guarantees of subsidiary debt, or other indebtedness not to exceed $12,000,000. The Shareholder Notes are subordinated to the Senior Secured Credit Facilities.

Owners of approximately 4.4% of the Shareholder Notes are members of management (Management Noteholders). The Management Noteholders may request borrowings (the Tax Notes) from the Company in an amount equal to the annual tax liability of each Management Noteholder under the Notes upon the request of the applicable Management Noteholder. Approximately $218,000 of Tax Notes have been issued through June 30, 2013.

The following summarizes the Company's required debt principal payments under the Term Loan Facility for the next five years and thereafter:

Term Loan Facility Payment
For the six months ending December 31, 2013	$3,000,000
2014	5,000,000
2015	7,000,000
2016	8,000,000
2017	52,000,000

Total	$75,000,000

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
JUNE 30, 2013 (UNAUDITED)

8. Stockholders' Equity

There are 66,000,000 authorized shares of common stock of RPS Parent Holding Corp. as of June 30, 2013 and December 31, 2012 and 54,443,847 and 54,442,523 shares are issued and outstanding as of June 30, 2013 and December 31, 2012, respectively. The majority of the common stock is owned by affiliates of Warburg Pincus. For so long as Warburg Pincus maintains specified ownership percentages of the Company's common stock, they will be entitled to certain protective provisions as defined in the Stockholders Agreement. These protective provisions would require Warburg Pincus to approve certain significant corporate actions, including any adoption or amendment, modification or supplement to the certificate of incorporation, and incurrence, assumption or any commitment for any indebtedness in excess of $1,000,000, among others.

As of June 30, 2013, 2,709,884 shares of common stock are owned by members of management (Management Stockholders). The Management Stockholders are subject to certain rights and provisions as per the terms of the Stockholders Agreement, which include certain restrictions on the transfer of Management Stockholder shares, tagalong rights, put rights and call rights.

Put Rights

In the event of a Management Stockholder's termination of service from the Company without cause or for cause or a Management Stockholder's resignation at any time during the period ending on the six-month anniversary of such termination of service, the Management Stockholder may cause the Company to repurchase from the Management Stockholder any shares of common stock held by the Management Stockholder at a repurchase price equal to the fair value of such common stock as of the date of repurchase; provided, that in the event of a Management Stockholder's termination of service from the Company for cause (or a voluntary resignation within 30 days after the occurrence of an event that would be grounds for a termination for cause, as determined by the Board of Directors in good faith) the repurchase price shall equal the lesser of (i) the original exercise price or purchase price (as applicable) of the common stock, if any, and (ii) the fair value of such common stock as of the date of repurchase.

If a Management Stockholder elects to exercise these put rights, such Management Stockholder must also sell to the Company as a condition to the Company's repayment obligations an amount of the aggregate principal amount of the Shareholder Notes (including any accrued but uncompounded interest thereon) held by such Management Stockholder or any transferees of such Management Stockholder equal to the product of (i) the quotient determined by dividing (A) the number of shares of common stock owned by such Management Stockholder proposed to be sold to the Company, divided by (B) the aggregate number of shares of common stock owned by such Management Stockholder, multiplied by (ii) the aggregate principal amount of Stockholder Notes (including any accrued but uncompounded interest thereon) held by such Management Stockholder or any transferees of such Management Stockholder.

Call Rights

In the event of a Management Stockholder's termination of service from the Company for any reason, at any time during the period ending on the six-month anniversary of such termination, the Company may repurchase from the Management Stockholder any shares of common stock held by such Management Stockholder or any transferees of such Management Stockholder at a repurchase price equal to the fair value as of the date of the repurchase; provided, that in the event of a Management Stockholder's termination of service from the Company for cause (or a voluntary resignation within 30 days after the

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
JUNE 30, 2013 (UNAUDITED)

8. Stockholders' Equity (Continued)

occurrence of an event that would be grounds for a termination for cause, as determined by the Board of Directors in good faith) the repurchase price shall equal the lesser of (i) the original exercise price or purchase price (as applicable), if any, and (ii) the fair value of such common stock as of the date of repurchase; provided, further, that the Company shall be precluded from exercising the foregoing repurchase right until the later of six months after an award vests (in the case of a restricted stock reward) or six months after option exercise (in the case of an Option), in which case the repurchase right may be exercised during the six-month period following the date such repurchase right may be exercised.

As a consequence of the aforementioned put and call rights, the 2,709,884 shares of common stock held by the Management Stockholders are considered to be contingently redeemable for financial reporting purposes.

9. Stock Option Plans

The Company adopted the 2007 Stock Incentive Plan (the 2007 Incentive Plan) on August 30, 2007. The 2007 Incentive Plan awarded options and restricted stock. In connection with the acquisition of the Company in February 2011, a total of 4,571,108 vested options in the 2007 Incentive Plan were cancelled in exchange for the right to receive an amount per share of common stock underlying the applicable stock option equal to the excess, if any, of the merger consideration of $6.10 per share over the applicable exercise price of such stock option. In addition, a portion of vested options held by senior management were exchanged for options of RPS Parent Holding Corp. The remaining unvested options continue to be governed by the 2007 Incentive Plan, and vesting continuing under the original terms, which was generally over a three-year period. The exercise period of awards under the 2007 Incentive plan is determined by the Board of Directors or a committee thereof, and may not exceed 10 years from the date of grant.

The RPS Parent Holding Corp. 2011 Stock Incentive Plan adopted on February 18, 2011 (the 2011 Option Plan) authorizes the award of stock-based incentives to eligible participants, including employees of the Company, non-employee directors, and eligible consultants. All stock-based incentives are non-qualified in nature. The 2011 Option Plan provides for three types of awards: time-based vesting awards, performance vesting awards and outperformance vesting awards, all of which are described below. The exercise period for these awards cannot exceed ten years from the date of grant. Each option entitles the holder to purchase one share of common stock at the applicable exercise price. The provisions of each type of award are as follows:

Time-Based Vesting awards — As long as the participant remains employed by the Company or its subsidiaries on each vesting date, the awards generally vest and become exercisable on the following schedule: (i) 20% on the first anniversary of the grant date, and (ii) 5% on each three-month anniversary beginning on the fifteenth month following the grant date. Time-based vesting shall only occur on the vesting dates, and there will be no proportional or incremental vesting on the interim dates.

Performance vesting awards — These awards shall vest and become proportionally exercisable upon a transaction, including a change of control or an initial public offering, in which Warburg Pincus or its affiliates receive proceeds in the form of cash or marketable securities, provided that Warburg Pincus's internal rate of return is greater than 25% but less than 50%. An internal rate of return equal to or greater than 50% will result in vesting of the entire performance vesting tranche.

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
JUNE 30, 2013 (UNAUDITED)

9. Stock Option Plans (Continued)

Outperformance Vesting awards — These awards shall vest and become proportionally exercisable upon a transaction, including a change of control or an initial public offering, in which Warburg Pincus or its affiliates receive proceeds in the form of cash or marketable securities, provided that Warburg Pincus's internal rate of return is greater than 50% but less than 75%. An internal rate of return equal to or greater than 75% will result in vesting of the entire outperformance vesting tranche.

The following table summarizes activity under the 2011 Option Plan:

	Options Available for Grant	Number of Options Outstanding	Weighted-Average Exercise Price
Balance, December 31, 2012	2,538,160	8,876,030	$1.80
Authorized	—	—	$—
Granted	(225,000)	225,000	$2.75
Exercised	1,324	(1,324)	$2.25
Forfeited/cancelled	163,732	(163,732)	$2.00

Balance, June 30, 2013	2,478,216	8,935,974	$1.82

At June 30, 2013, 2,040,285 options were exercisable at a weighted-average exercise price of $0.99 per share. The weighted-average remaining contractual life of all outstanding options at June 30, 2013 was 8.2 years. The weighted-average remaining contractual life of vested options at June 30, 2013 was 7.1 years.

Stock-based compensation expense for the six months ended June 30, 2013 and June 30, 2012 was approximately $247,000 and $216,000, respectively, and is included in selling, general, and administrative expenses in the accompanying consolidated statements of operations. The Company recognizes the compensation expense of such share-based service awards on a straight-line basis. Total compensation cost of time-based awards options granted but not yet vested as of June 30, 2013 was approximately $1,903,000, net of estimated forfeitures, which is expected to be recognized over the weighted-average period of 4.0 years.

Valuation of Time-Based Vesting Awards

The per-share weighted-average fair value of time-based vesting awards granted was estimated at $1.49 and $1.07 for the six months ended June 30, 2013 and June 30, 2012, respectively; on the date of grant, using the Black-Scholes option-pricing model with the following weighted-average assumptions which are based upon the Company's history or industry comparative information:

	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012
Expected dividend yield	0.00%	0.00%
Expected volatility	55.00%	55.00%
Risk-free interest rate	1.53%	1.61%
Expected life	6.5 years	6.5 years

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
JUNE 30, 2013 (UNAUDITED)

9. Stock Option Plans (Continued)

The Company's common stock is not publicly traded; as such, the expected volatility has been calculated for each date of grant based on an alternative method (defined as the calculated value). The Company identified similar public entities for which share price information is available and has considered the historical volatility of these entities' share prices in determining its estimated expected volatility. The Company used the average volatility of these guideline companies over the expected term calculated using the simplified method pursuant to FASB guidance. The Company estimates the fair value of its common stock using the market and income valuation approaches, with the assistance of a valuation consultant.

Valuation of Performance and Outperformance Vesting Awards

Of the total 8,935,974 options granted outstanding at June 30, 2013, 3,756,901 are time-based awards, 2,140,035 are Performance Vesting awards and 3,039,038 are Outperformance Vesting awards. The Performance Vesting awards and Outperformance Vesting awards contain both performance and market conditions. The estimated fair value of these awards on the date of grant will be amortized to expense should the performance condition become probable of achievement. As of June 30, 2013, the Company has not recognized any compensation expense to date related to these awards as the achievement of the performance condition is not deemed probable.

The Company estimated the fair value of the Performance Vesting awards and the Outperformance Vesting awards on the dates of grant by using a risk-neutral lattice methodology within a Monte Carlo simulation model. The primary inputs into the model include the estimated fair value of common stock, the exercise price, the risk-free rate, stock price volatility and an estimated time until an exit event. There were no Performance Vesting Awards or Outperformance Vesting Awards issued during the six months ended June 30, 2013. The estimated fair value of the Performance Vesting Awards and Outperformance Vesting awards granted during the year ended December 31, 2012 was $647,000 and $1,300,000 respectively, which will be recognized to expense when the underlying performance condition is deemed probable of occurrence.

10. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date. The fair value standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures.

The fair value guidance describes three levels of input that may be used to measure fair value.

  •
  Level 1 — Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the company has the ability to access at the measurement date.

  •
  Level 2 — Financial assets and liabilities whose values are based on quoted prices in markets where trading occurs infrequently or whose values are based on quoted prices of instruments with similar attributes in active markets. Level 2 inputs include the following:

  •
  Quoted prices for similar assets or liabilities in active markets;

  •
  Quoted prices for identical or similar assets or liabilities in non-active markets;

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
JUNE 30, 2013 (UNAUDITED)

10. Fair Value Measurements (Continued)

    •
    Inputs other than quoted prices that are observable for substantially the full term of the asset or liability; and

    •
    Inputs that are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability.

  •
  Level 3 — Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following tables summarize the Company's financial assets and liabilities measured at fair value on a recurring basis at June 30, 2013 and December 31, 2012, respectively:

	2013
	Fair Value at June 30, 2013	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets measured at fair value on a recurring basis:
Cash and cash equivalents	$15,720,435	$15,720,435	$—	$—
Restricted cash	4,969,086	4,969,086	—	—
Derivatives — interest rate collar (Note 11)	5,728	—	—	5,728

Total	$20,695,249	$20,689,521	$—	$5,728

	2012
	Fair Value at December 31, 2012	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets measured at fair value on a recurring basis:
Cash and cash equivalents	$16,903,458	$16,903,458	$—	$—
Restricted cash	5,054,826	5,054,826	—	—
Derivatives — interest rate collar (Note 11)	13,812	—	—	13,812

Total	$21,972,096	$21,958,284	$—	$13,812

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
JUNE 30, 2013 (UNAUDITED)

10. Fair Value Measurements (Continued)

The reconciliation of the interest rate collar measured at fair value on a recurring basis using unobservable inputs (Level 3) is as follows:

Interest Rate Collar
Balance at December 31, 2012	$13,812
Change in fair value	(8,084)

Balance at June 30, 2013	$5,728

Interest rate collars are valued using discounted cash flows. The key input used is the LIBOR rate, which is observable at quoted intervals for the term of the cap. Assets and liabilities that are measured at fair value on a non-recurring basis include intangible assets and goodwill.

11. Derivative Financial Instruments

The Company manages interest rate exposure by using an interest rate collar agreement to reduce the variability of cash flows in interest payments for the principal amount of variable-rate debt. In August 2011, the Company entered into interest rate collar agreement with an aggregate notional principal amount of $80,000,000. This collar is used to hedge the variable rate of the Company's Senior Secured Credit Facilities. The Company paid $366,000 to enter into the interest rate collar, which is recorded in long-term assets. The interest rate collar is classified as an ineffective hedge, and changes in the fair value are recorded in interest expense. The fair value of the interest rate collar was $5,728 and $13,812 at June 30, 2013 and December 31, 2012, respectively, and the Company recorded $8,084 and $203,117 of interest expense during the six months ended June 30, 2013 and June 30, 2012, respectively, in order to mark the interest rate collar to fair value.

	Asset Derivatives
	June 30, 2013		December 31, 2012
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Derivatives not designated as hedging instruments:
Interest rate collar	Other assets	$5,728	Other assets	$13,812

	Six months ended June 30, 2013		Six months ended June 30, 2012
	Location of Gain or Loss	Amount of Gain or Loss	Location of Gain or Loss	Amount of Gain or Loss
Derivatives not designated as cash flow hedge:
Interest rate collar	Interest expense	$(8,084)	Interest expense	$(203,117)

12. Commitments and Contingencies

The Company occupies its corporate headquarters and other offices and uses certain equipment under various operating leases. The Company's current lease for its corporate headquarters expires in June 2017. Rent and equipment expense under such lease arrangements was approximately $4,216,000 and $3,619,000 during the six months ended June 30, 2013 and 2012, respectively. The Company is the

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
JUNE 30, 2013 (UNAUDITED)

12. Commitments and Contingencies (Continued)

lessee of approximately $796,000 of automobiles and equipment under capital leases expiring through 2015. The equipment is recorded at the present value of minimum lease payments and is amortized over its estimated useful life. Amortization of the assets under capital lease agreements of approximately $129,000 and $155,000 for the six months ended June 30, 2013 and 2012, respectively, and is included in depreciation expense.

Future minimum lease payments subsequent to June 30, 2013 under capital and noncancelable operating leases are as follows:

	Capital Leases	Operating Leases
Six months ending December 31, 2013	$165,015	$3,915,934
2014	333,675	6,697,043
2015	297,524	5,321,438
2016	—	3,553,486
2017	—	1,319,863
Thereafter	—	25,621

Total minimum lease payments	796,214	$20,833,385

Less amount representing interest	(50,792)

Present value of net minimum lease payments	$745,422

The Company recorded an accrual in the amount of $1,500,000 million in the fourth quarter of 2012 related to outstanding claims in accordance with the European Restructuring Plan (Note 6). This accrual was recorded based on management's best estimate of the range of the probable loss related to these disputes in accordance with the provisions of ASC 450, Contingencies. These estimates are based on management's assessment of the facts and circumstances for each of the outstanding matters, which includes analyses by external legal counsel. These estimates are subject to considerable judgment. During the six months ended June 30, 2013, the Company settled certain of these disputes and paid out approximately $630,000 to former employees. The remaining accrued amount of $835,000 as of June 30, 2013 is management's best estimate of the remaining liability for these matters.

The Company is involved in various other claims incidental to the conduct of its business. Management does not believe that any such claims to which the Company is a party, both individually and in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or cash flows.

13. Subsequent Events

On July 24, 2013, the Company entered into a Letter Agreement with the Chief Executive Officer, whereby the officer agreed to terminate employment with the Company effective August 7, 2013. The executive will be entitled to severance benefits pursuant to the provisions of an existing employment agreement. In addition, the Company and executive agreed to the terms of transaction bonuses to be paid to the executive, should a qualifying change of control occur.

RPS PARENT HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
JUNE 30, 2013 (UNAUDITED)

13. Subsequent Events (Continued)

On July 29, 2013, RPS Parent Holding Corp. entered into an agreement and plan of merger (the "RPS Merger Agreement") with Redwood Holdco Parent, Inc. ("RPS Parent") and Redwood Merger Sub, Inc. ("RPS Merger Sub"). The RPS Merger Agreement provides for, upon the terms and subject to the conditions of the RPS Merger Agreement, the merger of RPS Merger Sub with and into RPS Parent Holding Corp., with RPS Parent Holding Corp. continuing as the surviving corporation in the merger as a wholly-owned subsidiary of RPS Parent (the "RPS Merger" and, together with the PRA Merger, the "Mergers"). RPS Parent and RPS Merger Sub are affiliates of Kohlberg Kravis Roberts & Co., L. P. ("KKR") and were formed by investment funds affiliated with KKR in order to acquire RPS Parent Holding Corp.

Pursuant to the RPS Merger Agreement, at the effective time of the RPS Merger, each issued and outstanding share of RPS Parent Holding Corp. (other than (i) any shares owned or held directly or indirectly by RPS Parent or RPS Parent Holding Corp. and (ii) shares owned by RPS Parent Holding Corp.'s stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive cash (the "RPS Merger Consideration").

Should the merger close, the Company would be obligated to pay an investment banking fee related to the merger, totaling a minimum of 1% of the aggregate Transaction Value, as defined.

The Company has evaluated subsequent events through September 9, 2013, the date on which the condensed consolidated financial statements were available to be issued.

INDEPENDENT AUDITORS' REPORT

To the Board of Managers and Members of
CRI Holding Company, LLC

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of CRI Holding Company, LLC and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of income, changes in members' equity, and cash flows for each of the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CRI Holding Company, LLC and Subsidiaries as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the years then ended in accordance with accounting principles generally accepted in the United States of America.

Jenkintown, Pennsylvania
April 15, 2013

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Consolidated Balance Sheets

	December 31
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$2,136,759	$3,325,738
Accounts receivable, net	6,536,290	8,931,685
Deferred income taxes	404,663	—
Prepaid expenses and other current assets	232,223	163,152

Total current assets	9,309,935	12,420,575
Property and equipment, net	2,874,077	786,912
Goodwill	15,220,764	15,220,764
Intangible assets, net	5,070,700	5,906,017
Deferred income taxes	1,375,299	—
Other assets	67,414	69,968

	$33,918,189	$34,404,236

LIABILITIES
Current liabilities:
Current portion of long-term debt	$700,000	$1,250,260
Accounts payable	1,034,526	1,560,707
Accrued expenses and other current liabilities	2,958,835	2,958,358
Current portion of contingent consideration	—	1,083,333
Deferred revenue	591,569	1,284,836

Total current liabilities	5,284,930	8,137,494
Other liability	1,883,869	3,021,042
Revolving line-of-credit	2,000,000	1,100,000
Long-term debt, net of discount	7,711,358	538,670
Deferred rent, net of current portion	883,287	136,700

Total liabilities	17,763,444	12,933,906
Commitments and contingencies
MEMBERS' EQUITY	16,154,745	21,470,330

	$33,918,189	$34,404,236

See notes to consolidated financial statements

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Consolidated Statements of Income

	Years Ended December 31
	2012	2011
Revenue:
Service fees	$36,156,183	$33,040,147
Reimbursement revenue	1,426,206	1,684,925

	37,582,389	34,725,072

Operating expenses:
Costs of service fees	23,232,495	19,157,010
Reimbursable out-of-pocket expenses	1,426,206	1,684,925
Selling, general and administrative	7,437,060	6,894,176
Depreciation and amortization	1,324,199	1,642,073

	33,419,960	29,378,184

Income from operations	4,162,429	5,346,888

Other expense:
Interest expense, net	221,862	514,141
Change in fair value of warrant liabilities	476,354	—
Change in estimated contingent consideration	974,185	944,980

	1,672,401	1,459,121

Income before income tax (benefit) provision	2,490,028	3,887,767
Income tax (benefit) provision	(1,619,480)	180,640

Net income	$4,109,508	$3,707,127

See notes to consolidated financial statements

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Consolidated Statements of Changes in Members' Equity
Years Ended December 31, 2012 and 2011

	Series A Preferred	Series B Preferred	Series C Preferred	Incentive Shares	Accumulated Deficit	Total
Balance — January 1, 2011	$22,700,000	$5,719,134	$500,000	$—	$(11,206,561)	$17,712,573
Issuance of incentive shares	—	—	—	50,630	—	50,630
Net income	—	—	—	—	3,707,127	3,707,127

Balance — December 31, 2011	22,700,000	5,719,134	500,000	50,630	(7,499,434)	21,470,330
Reclassification of warrant liabilities	—	—	—	—	(380,677)	(380,677)
Issuance of incentive shares	—	—	—	98,552	—	98,552
Exercise of warrants	—	40,366	816,666	—	—	857,032
Distribution	—	(5,759,500)	(1,316,666)	—	(2,923,834)	(10,000,000)
Net income	—	—	—	—	4,109,508	4,109,508

Balance — December 31, 2012	$22,700,000	$—	$—	$149,182	$(6,694,437)	$16,154,745

See notes to consolidated financial statements

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Consolidated Statements of Cash Flows

	Years Ended December 31
	2012	2011
Cash flows from operating activities:
Net income	$4,109,508	$3,707,127
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	1,324,199	1,642,073
Deferred income tax benefit	(1,779,962)	—
Bad debt expense	—	10,014
Loss on dispositions of property and equipment	—	2,377
Noncash interest expense	75,234	174,273
Change in fair value of warrant liabilities	476,354	—
Incentive share expense	98,552	50,630
Change in estimated contingent consideration	974,185	944,980
Changes in:
Accounts receivable	2,395,395	(3,925,208)
Prepaid expenses and other current assets	(87,072)	175,179
Other assets	(23,923)	(1,425)
Accounts payable	(526,181)	(464,548)
Accrued expenses	479	1,451,404
Deferred rent	746,587	96,283
Deferred revenue	(693,267)	862,063

Net cash provided by operating activities	7,090,088	4,725,222

Cash flows from investing activities:
Purchases of property and equipment	(2,558,046)	(423,861)
Proceeds from dispositions of property and equipment	—	1,250
Decrease in restricted cash	—	250,000
Proceeds from working capital adjustment	—	60,942

Net cash used in investing activities	(2,558,046)	(111,669)

Cash flows from financing activities:
Repayments of long-term debt	(1,837,688)	(1,537,693)
Proceeds from long-term debt	7,700,000	—
Net borrowings (repayments) under revolving line-of-credit	900,000	(1,905,778)
Distribution to members	(10,000,000)	—
Payment of contingent consideration	(2,483,333)	—
Payments of capital lease obligations	—	(4,652)

Net cash used in financing activities	(5,721,021)	(3,448,123)

Net increase (decrease) in cash and cash equivalents	(1,188,979)	1,165,430
Cash and cash equivalents at beginning of year	3,325,738	2,160,308

Cash and cash equivalents at end of year	$2,136,759	$3,325,738

Supplemental disclosure of cash flow information:
Cash paid for interest during the year	$156,361	$357,326
Supplemental disclosure of noncash investing and financing activities:
Promissory notes issued as contingent consideration	711,358	—
Fully depreciated property and equipment disposed of during year	376,663	—

See notes to consolidated financial statements

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)

Notes to Consolidated Financial Statements
December 31, 2012 and 2011

NOTE A — ORGANIZATION AND BUSINESS

CRI Holding Company, LLC ("CRI Holdco"), a Delaware limited liability company headquartered in Mt. Laurel, New Jersey, was organized on May 30, 2007 as a holding company for CRI Worldwide, LLC ("CRI WW") and CRI NewCo, Inc. ("CRI NewCo"). CRI WW is wholly-owned by CRI NewCo. CRI NewCo, a Delaware corporation, is a wholly-owned subsidiary of the Company. On December 7, 2010, CRI WW purchased all of the outstanding membership units of Lifetree Clinical Research, L.C. ("Lifetree"), a Utah limited liability company.

CRI WW is a clinical research company which performs inpatient and outpatient clinical trials in the United States, ranging from Phase I to IV, as contracted by pharmaceutical and biotechnology companies, and other clinical research organizations.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Principles of consolidation:

The accompanying consolidated financial statements include the accounts of CRI Holdco and its wholly-owned subsidiaries, CRI WW, CRI NewCo and Lifetree (the "Company") along with the accounts of CNS Research Institute, P.C. ("CNS"). All intercompany accounts and transactions are eliminated in consolidation.

Financial Accounting Standards Board's ("FASB") accounting guidance concerning variable interest entities ("VIE") addresses the consolidation of business enterprises to which the usual condition of consolidation (ownership of a majority voting interest) does not apply. This guidance focuses on controlling financial interests that may be achieved through arrangements that do not involve voting interests. The guidance requires an assessment of who the primary beneficiary is and whether the primary beneficiary should consolidate the VIE. The primary beneficiary is identified as the variable interest holder that has both the power to direct the activities of the variable interest entity that most significantly impacts the entity's economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Application of the VIE consolidation requirements may require the exercise of significant judgment by management.

The Company has evaluated its relationship with CNS, and has determined that CNS is a variable interest entity. The Company considered many factors in connection with determining that it is appropriate to consolidate CNS. CNS was organized, and is controlled, by an officer and an owner of the Company for the purpose of conducting clinical trial research. The Company has a professional services agreement with CNS with an initial term expiring May 30, 2017. Under the terms of the agreement, CRI WW compensates CNS for services performed by CNS at a rate equal to direct costs incurred plus indirect costs as specified in the agreement. Additionally, CNS cannot provide services to any other party without the prior written approval of the Company. The Company manages all aspects of CNS' operations including providing all administrative support and making all significant operational decisions for CNS. During the years ended December 31, 2012 and 2011, the Company paid CNS $1,576,245 and $1,129,070, respectively, as compensation under this agreement, which was eliminated in consolidation. CNS had no net income for each of the years ended December 31, 2012 and 2011. The Company considered all of these factors and has determined that it is the primary beneficiary of this variable interest entity and that CNS is required to be consolidated.

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Consolidated Financial Statements (Continued)
December 31, 2012 and 2011

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

[2] Estimates:

The preparation of the consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the consolidation of variable interest entities, the carrying amount of property and equipment, intangible assets and goodwill, assessment of impairment, valuation allowances for accounts receivable and deferred tax assets and the valuation of warrants, incentive shares and contingent consideration. Actual results could differ from those estimates.

[3] Cash and cash equivalents:

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

[4] Accounts receivable and unbilled services:

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company does not require collateral from its customers. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio when deemed necessary. In establishing the required allowance, management considers historical losses and current receivables' aging. The Company reviews its allowance for doubtful accounts monthly. Account balances would be charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The allowance for doubtful accounts as of December 31, 2012 and 2011 was $-0- and $10,014, respectively.

Unbilled services represent amounts earned for services that have been rendered, but for which clients have not been billed, and include reimbursement revenue.

[5] Property and equipment:

Property and equipment are carried at cost, less accumulated depreciation. Depreciation, including amortization of assets held under capitalized leases, is computed using the straight-line method over the following estimated useful lives, or lease term, if shorter, of the respective assets:

Computers and office equipment	3-7 years
Vehicles	3-7 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of lease term or useful life

[6] Long-lived assets:

The Company assesses long-lived assets for impairment whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. No impairment charges were recorded during the years ended December 31, 2012 and 2011.

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Consolidated Financial Statements (Continued)
December 31, 2012 and 2011

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

[7] Deferred financing fees:

Included in other assets in the accompanying consolidated balance sheets is $-0-and $26,476 of deferred financing fees for the years ended December 31, 2012 and 2011, respectively. Deferred financing fees are costs incurred in connection with the issuance of debt that are deferred and amortized as a component of interest expense over the term of the related debt using the effective interest method. Amortization of deferred financing fees for the years ended December 31, 2012 and 2011 was $26,476 and $22,730, respectively.

[8] Goodwill and intangible assets:

The Company does not amortize goodwill and other identifiable intangible assets that have indefinite useful lives. Goodwill represents the excess cost of companies acquired over the fair value of their net assets at the dates of acquisition. The Company analyzes goodwill and other indefinite-lived intangible assets to determine any potential impairment loss annually as of December 31, unless conditions exist that require an updated analysis on an interim basis. A fair value approach is used to test for impairment. The fair value approach compares estimates related to the fair value of the reporting unit with the unit's carrying amount, including goodwill. The fair value is determined using both the market approach and the income approach, which consists of projected discounted cash flows. If the carrying amount of the reporting unit exceeds the fair value, the amount of the impairment loss must be measured. For the purpose of the impairment test, management has concluded that it has only one reporting unit. Management conducted its annual impairment test as of December 31, 2012 and 2011 and the results of the testing indicated that there was no impairment.

Intangible assets that have finite useful lives are amortized over the shorter of their useful lives or contractual lives. Intangible assets with finite useful lives are periodically reviewed to determine if facts and circumstances indicate that the useful life is shorter than originally estimated or that the carrying amount of an asset may not be recoverable. If such facts and circumstances do exist, the recoverability of intangible assets is assessed by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets.

[9] Fair value measurements:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A framework has been established for measuring fair value and providing disclosures regarding fair value measurement in accordance with accounting principles generally accepted in the United States of America. The framework established a three-level valuation hierarchy for fair value measurement. These valuation techniques are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Consolidated Financial Statements (Continued)
December 31, 2012 and 2011

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

These two types of inputs create the following fair value hierarchy:

  Level 1 — Quoted prices for identical instruments in active markets.

  Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable.

  Level 3 — Instruments whose significant inputs are unobservable.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset's or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The inputs used to estimate the Company's liability for contingent consideration and warrants to purchase Series B and Series C preferred shares are not observable. The fair values of these liabilities are based on Level 3 inputs. Management uses actual and projected operating results during the earn-out period to estimate the liability for contingent consideration. This valuation methodology involves a significant degree of judgment by management.

The following summarizes changes in the liabilities measured at fair value using Level 3 inputs on a recurring basis for the year ended December 31, 2012:

	Contingent Consideration	Preferred Warrants
Balance — January 1, 2012	$4,104,375	$380,677
Cash payments in 2012	(2,483,333)	—
Issuance of promissory notes in 2012	(711,358)	—
Change in estimated fair value	974,185	476,354
Exercise of preferred warrants	—	(857,031)

Balance — December 31, 2012	$1,883,869	$—

The following provides information on the valuation techniques and nature of significant unobservable inputs used to determine the value of the Level 3 liability as of December 31, 2012. The inputs are not indicative of the unobservable inputs that may have been used for an individual asset or liability.

Liability	Fair Value December 31, 2012	Valuation Techniques	Unobservable Inputs	Input
Liability for contingent consideration	$1,883,869	Discounted cash flows	Discount rate	13%

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Consolidated Financial Statements (Continued)
December 31, 2012 and 2011

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

[10] Service revenue:

The Company recognizes revenue when all of the following conditions are satisfied:

  •
  There is persuasive evidence of an arrangement;

  •
  The service has been delivered to the client;

  •
  The collection of fees is probable; and

  •
  The amount of fees to be paid by the customer is fixed or determinable.

The Company's agreements with its customers generally involve multiple service deliverables, where bundled service deliverables are accounted for in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 605-25, Multiple-Element Arrangements. The Company recognizes revenue primarily using a units-based methodology whereby units completed are multiplied by the applicable contracted per-unit price. For a units-based contract, a typical unit could include such things as completion of a monitoring visit, monthly site management units or case report form pages entered. The Company tracks the units completed for each unit category included in the contract. Service revenue is recognized monthly based on the units actually completed in the period at the agreed-upon unit value or selling price. Revenue related to changes in contract scope, which are subject to client approval, is recognized when realization is assured and amounts are reasonably determinable. Contract provisions do not provide for rights of return or refund, but normally include rights of cancellation with notice, in which case services delivered through the cancellation date are due and payable by the customer, including certain costs to conclude the trial or study.

[11] Reimbursement revenue and reimbursable out-of-pocket expenses:

As the Company provides services on contracts, it also incurs third-party and other pass-through costs, which are reimbursable by its customers pursuant to the terms of contracts. The revenues and costs from these third-party and other pass-through costs are reflected in the accompanying consolidated statements of income as reimbursement revenue and reimbursable out-of-pocket expenses.

[12] Deferred revenue:

Deferred revenue represents amounts that have been received, but have not yet been earned.

[13] Concentrations of credit risk:

The Company maintains cash accounts which, at times, may exceed the federally insured limit. The Company mitigates this risk by only depositing funds with major financial institutions and has not experienced any losses from maintaining cash accounts in excess of the federally insured limit. The cash balance in excess of the federally insured limit of $250,000 as of December 31, 2012 was $1,666,050. Management believes that it is not exposed to any significant credit risks on its cash accounts.

[14] Incentive share compensation:

The Company records compensation expense associated with incentive shares issued to employees based on the estimated fair value at the grant date. The Company uses the Black-Scholes option pricing model to

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Consolidated Financial Statements (Continued)
December 31, 2012 and 2011

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

determine the fair value of incentive share awards and recognizes such value over the service period of the awards, which is generally equal to the vesting period.

[15] Income taxes:

The Company is a partnership for federal income tax purposes; therefore, all income tax consequences resulting from the operations of the Company are reported on the members' income tax returns. CRI NewCo is a corporation for both legal and tax purposes. The tax balances in the consolidated financial statements, if any, relate to CRI NewCo. Included in CRI NewCo's tax balances are the results of its two wholly-owned single member limited liability companies, CRI WW and Lifetree Clinical Research, L.C.

Income taxes are accounted for under the assets-and-liabilities method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Accounting principles generally accepted in the United States of America require entities to evaluate, measure, recognize and disclose any uncertain income tax positions taken on their income tax returns. There are no uncertain tax positions.

The Company recognizes accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision. There was no income tax related interest and penalties recorded for the years ended December 31, 2012 and 2011.

The income tax returns of the Company for the years ended December 31, 2009, 2010, and 2011 are subject to examination by the Internal Revenue Service and other various taxing authorities, generally for three years after they were filed.

[16] Advertising costs:

Advertising costs are expensed when incurred. Advertising expense was $1,579,160 and $1,467,347 for the years ended December 31, 2012 and 2011, respectively. For the years ended December 31, 2012 and 2011, the Company recognized $1,046,626 and $1,126,964, respectively, of reimbursement revenue related to advertising.

[17] Deferred rent:

For operating leases that contain rent escalation or rent concession provisions, the Company records the total rent payable during the lease term on a straight-line basis over the term of the lease. The Company records the difference between the rent paid and the straight-line rent as a deferred rent liability in the accompanying consolidated balance sheets.

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Consolidated Financial Statements (Continued)
December 31, 2012 and 2011

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For leases in which the landlord provides the Company with a reimbursement of costs related to leasehold improvements, any payments made by a landlord to or on behalf of the Company are reported by the Company as a deferred rent liability that reduces rent expense on a straight-line basis over the lease term. During 2012, the Company received reimbursements of $693,858 which was recorded as a deferred rent liability as of December 31, 2012.

The current portion of the deferred rent liability of $67,702 is included in accrued expenses and other current liabilities in the accompanying consolidated balance sheet as of December 31, 2012.

[18] Significant customers:

There were no customers that accounted for 10% or more of the Company's revenues or accounts receivable for the year ended December 31, 2012. For the year ended December 31, 2011, one customer accounted for 25% of the Company's revenue. As of December 31, 2011, this customer accounted for 24% of accounts receivable.

[19] New accounting pronouncement:

In June 2011, the Financial Accounting Standards Board issued ASU 2011-05, Presentation of Comprehensive Income, an amendment to FASB ASC Topic 220, Comprehensive Income. The update gave companies the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments in the update do not change the items that must be reported in other comprehensive income or when an item of comprehensive income must be reclassified to net income. ASU 2011-05 was effective for the Company for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company has adopted ASU 2011-05 effective January 1, 2012. The Company does not have any comprehensive income for the years ended December 31, 2012 or 2011, and the adoption of ASU 2011-05 had no impact on the Company's consolidated financial statements.

[20] Reclassification:

In connection with the redemption of Series B and Series C shares in December 2012 (see Note G), the Company determined that a liability for the warrants to purchase Series B and Series C preferred shares should have been established upon the issuance of such warrants. Therefore, the Company reclassified $380,677 from equity as of January 1, 2012 for the liability related to the fair value of the warrants. The impact to the 2011 financial statements was not material. The Company also reclassified ($2,483,333) from cash flows used in investing activities to cash flows used in financing activities in the accompanying consolidated statements of cash flows for the year ended December 31, 2012.

NOTE C — BUSINESS ACQUISITION

On December 7, 2010, CRI WW purchased all of the outstanding membership units of Lifetree Clinical Research, L.C. ("Lifetree"), a Utah limited liability company engaged in the business of providing drug development, clinical trial management, contract research organization and site services to complement its existing business.

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Consolidated Financial Statements (Continued)
December 31, 2012 and 2011

NOTE C — BUSINESS ACQUISITION (Continued)

The acquisition agreement contained an earn out provision that could result in the payment of up to $5,749,999 as additional purchase price in the event that Lifetree and the Company meet certain earnings before interest, taxes, depreciation and amortization thresholds, as defined, annually from 2011 through 2013. The maximum earn out that could be earned for 2011, 2012 and 2013 is $1,458,333, $1,933,333 and $2,358,333, respectively. Management estimated the fair value of the earn out liability as of the acquisition date to be $3,159,395. As of December 31, 2011, based upon actual results for 2011 and forecasted results for 2012 and 2013, the total present value of payments to be made in the future were estimated to be $4,104,375, resulting in a charge of $944,980 that was included in other expenses for the year ended December 31, 2011. In February 2012, the Company paid $1,083,333 of the estimated amount owed in cash, which was accrued as a current liability as of December 31, 2011. The remaining estimated amount owed of $3,021,042 was recorded as other liability in the accompanying consolidated balance sheet as of December 31, 2011. Included in that amount was a $375,000 promissory note issued in February 2012 pursuant to the terms of the acquisition agreement (see Note G).

Based upon actual results for 2012 and forecasted results for 2013, management estimated the present value of earn out payments remaining to be made to be $3,620,227, resulting in an additional charge of $974,185 that was included in other expenses for the year ended December 31, 2012. The amount owed based upon 2012 earnings was $1,933,333 of which $1,400,000 was paid in cash in December 2012. The remaining $533,333 was satisfied by a promissory note issued in December 2012 pursuant to the terms of the acquisition agreement (see Note G). As of December 31, 2012, the present value of the remaining payments to be made for the earn out provision was estimated to be $1,883,869, which will be satisfied in 2014 and is recorded as other liability in the accompanying consolidated balance sheet.

NOTE D — ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2012 and 2011 consists of the following:

	2012	2011
Accounts receivable	$5,621,035	$7,984,818
Unbilled services	915,255	956,881

	6,536,290	8,941,699
Less allowance for doubful accounts	—	10,014

	$6,536,290	$8,931,685

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Consolidated Financial Statements (Continued)
December 31, 2012 and 2011

NOTE E — PROPERTY AND EQUIPMENT

Property and equipment and the related accumulated depreciation and amortization consist of the following as of December 31, 2012 and 2011:

	2012	2011
Computers and office equipment	$1,517,199	$1,048,627
Vehicles	231,149	207,562
Furniture and fixtures	336,760	248,181
Leasehold improvements	2,457,083	856,438

	4,542,191	2,360,808
Less accumulated depreciation and amortization	1,668,114	1,573,896

	$2,874,077	$786,912

Depreciation and amortization related to property and equipment for the years ended December 31, 2012 and 2011 was $470,881 and $291,694, respectively.

NOTE F — INTANGIBLE ASSETS

The following is a summary of intangible assets and related accumulated amortization as of December 31, 2012 and 2011:

	2012
	Life (Years)	Gross	Accumulated Amortization	Net
Customer list	10	$5,760,000	$(2,632,307)	$3,127,693
Patient list	5	2,580,000	(2,356,993)	223,007
Backlog	1	250,000	(250,000)	—
Trade name	Indefinite	1,720,000	—	1,720,000

Total intangible assets		$10,310,000	$(5,239,300)	$5,070,700

	2011
	Life (Years)	Gross	Accumulated Amortization	Net
Customer list	10	$5,760,000	$(2,056,307)	$3,703,693
Patient list	5	2,580,000	(2,097,676)	482,324
Backlog	1	250,000	(250,000)	—
Trade name	Indefinite	1,720,000	—	1,720,000

Total intangible assets		$10,310,000	$(4,403,983)	$5,906,017

Amortization of intangible assets was $835,317 and $1,326,379 for the years ended December 31, 2012 and 2011, respectively.

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Consolidated Financial Statements (Continued)
December 31, 2012 and 2011

NOTE F — INTANGIBLE ASSETS (Continued)

The estimated future amortization related to intangible assets as of December 31, 2012 is as follows:

Year Ending December 31
2013	$652,000
2014	652,000
2015	647,003
2016	576,000
2017	336,833
Thereafter	486,864

3,350,700
Indefinite life trade name	1,720,000

$5,070,700

NOTE G — LINE-OF-CREDIT, LONG-TERM DEBT AND WARRANTS

[1] Square 1 Bank credit facility:

As of December 31, 2011, the Company had a loan and security agreement with Square 1 Bank that provided for borrowing under a revolving line-of-credit of up to $4,850,000 and term loans of up to $3,494,222. On December 21, 2012, the Company entered into an amendment to the loan and security agreement which allowed the Company to increase available borrowing under the revolving line-of-credit to $6,000,000 and borrow $7,700,000 under an additional term loan.

The credit facility is collateralized by all assets of the Company. The line-of-credit facility provides borrowing up to a maximum of $6,000,000, subject to availability calculated under the borrowing base, which is 80% of the eligible accounts as defined in the agreement. The unused borrowing base was $3,092,234 as of December 31, 2012. Interest is due monthly and accrues at the greater of the prime rate plus 2.25% or 5.50% (5.50% as of December 31, 2012). The line-of-credit matures on December 21, 2014. The Company is required to pay quarterly, in arrears, a fee of 0.125% of the average unused available balance under the revolving line-of-credit for the quarter. Interest expense on the revolving line-of-credit was $54,426 and $148,079 for the years ended December 31, 2012 and 2011, respectively.

The proceeds from the $7,700,000 additional term loan were used to repay all other term loans with Square 1 Bank outstanding as of December 21, 2012, to redeem Series B Preferred and Series C Preferred shares of the Company (see Note H) and for general working capital purposes. The term loan matures in June 2016 with monthly payments of $233,333 commencing in October 2013, and bears interest, which is payable monthly, at the greater of the prime rate plus 3.25% or 6.50% (6.50% as of December 31, 2012). Interest expense on the term loans was $90,465 and $192,487 for the years ended December 31, 2012 and 2011, respectively.

The loan and security agreement with Square 1 Bank contains financial covenants, including a minimum cash plus excess availability covenant that requires the Company to maintain cash held by Square 1 Bank plus amounts which are undrawn but available under the revolving line-of-credit of at least $1,500,000,

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Consolidated Financial Statements (Continued)
December 31, 2012 and 2011

NOTE G — LINE-OF-CREDIT, LONG-TERM DEBT AND WARRANTS (Continued)

and a minimum debt service coverage ratio covenant, as defined in the agreement. As of December 31, 2012 and 2011, the Company was in compliance with its financial covenants.

[2] Promissory notes payable to former members of Lifetree:

In connection with the acquisition of Lifetree, the Company issued an aggregate of $250,000 of promissory notes to the former members of Lifetree, which were due on December 7, 2011. If the Company became entitled to any indemnification in connection with the acquisition of Lifetree, the Company would have had the right to set off the indebtedness evidenced by the notes against any obligations or liabilities of the former members of Lifetree under the acquisition agreement. These notes were repaid during 2011.

In connection with the earn out provision included in the acquisition agreement for Lifetree, the Company issued two promissory notes during 2012 with an aggregate principal amount of $908,333 to the former members of Lifetree (see Note C). The promissory notes may be prepaid without premium or penalty and are due on March 1, 2015. The notes do not accrue interest unless a payment default, as defined, was to occur. Management has estimated the fair value of these notes to be $711,358 as of December 31, 2012, which is included in long-term debt as of December 31, 2012 in the accompanying consolidated balance sheet. At maturity, the holder of the notes has the option to be paid in cash or by the issuance of the most recent form of preferred shares issued by the Company. The notes are secured by all of the assets of the Company and are subordinate to the borrowings outstanding under the Square 1 Bank credit facility.

[3] Warrant issuance:

In conjunction with the December 2009 and 2010 debt agreements, the Company issued Square 1 Bank warrants to purchase 120,000 Series B Preferred Shares and 75,000 Series C Preferred Shares, respectively, at an exercise price of $1 per share. The warrants expire on December 10, 2016 and December 7, 2017, respectively. The fair value of the December 2009 and 2010 warrants was determined to be $116,439 and $141,509, respectively, and was recorded as a debt discount. The debt discount was allocated on a pro rata basis between the revolving line-of-credit and the term loans. Debt discount related to the warrants is amortized, as a charge to interest expense, over the corresponding terms of the revolving line-of-credit and term loans. Amortization of the debt discount was $48,757 and $151,543 for the years ended December 31, 2012 and 2011, respectively.

On December 21, 2012, Square 1 Bank exercised 40,366 of the Series B Preferred warrants and the 75,000 Series C Preferred warrants. The Series B and Series C Preferred Shares that were received upon exercise were redeemed for an aggregate cash payment of $190,366. As of December 31, 2012, Square 1 Bank holds warrants to purchase 79,634 Series B Preferred Shares at an exercise price of $1 per share, and the fair value of these remaining warrants was not material.

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Consolidated Financial Statements (Continued)
December 31, 2012 and 2011

NOTE G — LINE-OF-CREDIT, LONG-TERM DEBT AND WARRANTS (Continued)

[4] Future maturities:

Aggregate maturities of the revolving line-of-credit and long-term debt subsequent to December 31, 2012 are as follows:

	Square 1 Bank
Year Ending December 31	Line-of- Credit	Long-term Debt	Promissory Notes	Debt Discount	Long-term Debt, Net
2013	$—	$700,000	$—	$—	$700,000
2014	2,000,000	2,800,000	—	—	2,800,000
2015	—	2,800,000	908,333	(196,975)	3,511,358
2016	—	1,400,000	—	—	1,400,000

	$2,000,000	$7,700,000	$908,333	$(196,975)	8,411,358

	Less current portion				(700,000)

	Long-term debt, net of discount				$7,711,358

NOTE H — MEMBERS' EQUITY

[1] Units of interest:

The Company's authorized shares consist of Series A-1 and A-2 preferred shares, Series A-3 shares, Series B preferred shares and Series C preferred shares. On December 21, 2012, following the receipt of the additional financing from Square 1 Bank, as discussed in Note G, the Company redeemed and retired previously issued and outstanding Series C preferred shares and Series C Preferred warrants, paid a distribution to Series B Preferred shareholders and redeemed certain Series B Preferred warrants for an aggregate amount of $10,000,000. As of December 31, 2012, the Company has authorized and issued the following number of shares:

	Authorized	Issued and Outstanding
Series A-1 preferred	15,200,000	15,200,000
Series A-2 preferred	10,842,997	10,842,997
Series A-3	97	97
Series B preferred	5,839,134	5,719,134
Series C preferred	5,908,333	—

	37,790,561	31,762,228

The holders of shares are considered members of the Company and participate in the ownership, including voting rights, of the Company. The holders of Series A-1 and Series A-2 preferred shares are entitled to a preferred return of 8% per annum, cumulative and compounded monthly. The preferred return would also be payable upon the liquidation of the Company. The holders of Series B preferred shares are entitled to a preferred return equal to 100% of their contributions. The holders of Series C preferred shares are entitled

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Consolidated Financial Statements (Continued)
December 31, 2012 and 2011

NOTE H — MEMBERS' EQUITY (Continued)

to a preferred return equal to 200% of their contributions. The holders of Series A-3 shares are not entitled to any distributions. The distribution preferences of the Series A-1 and A-2 preferred shareholders increased by $1,818,159 and $1,296,993, respectively, during the year ended December 31, 2012 and were $23,723,824 and $16,923,510, respectively, as of December 31, 2012. The remaining distribution preference of the Series B preferred shareholders was $3,795,300 as of December 31, 2012.

The holders of Series C preferred shares have priority for distribution before Series B, Series A-1 and Series A-2 preferred holders. The holders of Series B preferred shares have priority for distribution before Series A-1 and Series A-2 preferred holders. The holders of Series A-1 preferred shares have priority for distribution before Series A-2 preferred holders. No member is required to pay to any other member or the Company any deficit or negative balance that may exist from time to time in such member's capital account.

At the election of the members holding (a) two-thirds of the Series C preferred shares with respect to the Series C preferred shares, (b) two-thirds of the Series B preferred shares with respect to the Series B preferred shares, (c) two-thirds of the Series A-3 shares with respect to the Series A-1 preferred shares, and (d) two-thirds of the Series A-2 preferred shares with respect to the Series A-2 preferred shares, at any time on or after January 1, 2013 and the first and second anniversaries of such date (each, a "Redemption Date"), the Company would be required to redeem up to 33%, 67% and 100%, respectively, of the Series C, Series B, Series A-1 and/or Series A-2 preferred shares outstanding as of the date of the first such election, at an amount per share equal to the amount of the Series C, Series B, Series A-1 or A-2 preferred contribution amount, as defined, plus the Series C, Series B, Series A-1 or A-2 preferred return, in each case as applicable (the "Redemption Price"); provided that, the Company shall not redeem any (i) Series B preferred shares until all of the Series C preferred shares have been redeemed, (ii) Series A-1 or A-2 preferred shares until all of the Series B preferred shares have been redeemed or (iii) Series A-2 preferred shares until the members holding two-thirds of the Series A-3 shares have elected to have the Company redeem the Series A-1 preferred shares.

Upon receipt of approval by the majority directors, as defined, the Company has the option to redeem any or all of the Series C and/or Series B preferred shares upon 30 days prior written notice to each of the holders of Series C and/or Series B preferred shares. No Series B preferred shares may be redeemed until all of the Series C preferred shares have been redeemed. Since the Company is privately held, the redeemable preferred shares are classified as equity as they are not mandatorily redeemable.

In connection with the purchase agreement to acquire Lifetree (see Note C), CRI WW and the Company entered into a Make Well Agreement on December 7, 2010 pursuant to which certain members of the Company would be required to purchase up to 5,000,000 Series C preferred shares of the Company for $1.00 per share if any amount of any earn out payment or of principal under the promissory notes payable to the former members of Lifetree is due and payable and not timely paid by the Company. In consideration for the members' entry into the agreement, the members received warrants to purchase an aggregate of 333,333 Series C preferred shares at an exercise price of $1.00 per share. The warrants were exercisable upon grant and scheduled to expire in December 2020. In lieu of exercising via a cash payment, the warrants may be converted into Series C preferred shares, at the option of the holder, the number of shares to be determined by dividing (a) the aggregate fair market value of the shares, as determined by the Board

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Consolidated Financial Statements (Continued)
December 31, 2012 and 2011

NOTE H — MEMBERS' EQUITY (Continued)

of Managers of the Company, issuable upon exercise minus the aggregate exercise price of such shares by (b) the fair market value of one share.

On December 21, 2012, the members holding the warrants to purchase 333,333 Series C preferred shares exercised the warrants via a cashless exercise. The Series C preferred Shares that were receivable upon exercise were redeemed for an aggregate cash payment of $666,666.

[2] Allocation of profits or losses:

Profits are allocated, as defined by the Limited Liability Company Agreement, to the members: 1) in proportion to and to the extent of their respective negative capital account balances, and 2) in proportion to their percentage interests. Losses are allocated, as defined, to the members: 1) in proportion to and to the extent of their respective positive capital account balances, and 2) in proportion to their percentage interests.

[3] Incentive shares:

Incentive share awards are granted by the Board to key employees of the Company under the terms of Incentive Share Agreements. Holders of incentive shares are not considered to be members and do not have voting rights. Incentive shares allow for the grantee to participate in the profits of the Company, and are paid in cash when approved by the Board. The maximum number of incentive shares that can be issued is 4,684,058.

Following is a summary of the activity in the incentive share awards plan:

Number of Shares
Outstanding as of December 31, 2010	3,574,321
Granted	651,000
Forfeited	(9,482)

Outstanding as of December 31, 2011	4,215,839
Granted	375,000
Forfeited	(20,000)

Outstanding as of December 31, 2012	4,570,839

During the years ended December 31, 2012 and 2011, the Company recognized $98,552 and $50,630, respectively, of expense related to incentive shares, which is included in selling, general and administrative expenses in the accompanying consolidated statements of income. The fair value of the incentive shares

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Consolidated Financial Statements (Continued)
December 31, 2012 and 2011

NOTE H — MEMBERS' EQUITY (Continued)

granted in 2012 and 2011 was estimated at the date of grant using the Black-Scholes option pricing model, assuming no dividends and using the following weighted average valuation assumptions:

	2012	2011
Risk-free rate	0.6%	0.9%
Expected life	5 years	5 years
Expected volatility	45.0%	45.0%

Incentive shares generally vest over a period of four years. As of December 31, 2012, 2,970,762 outstanding incentive shares were vested and there was $252,965 of unearned compensation related to nonvested incentive shares. In the event that employment with the Company is terminated for any reason other than cause, all unvested incentive shares would be cancelled and revert to the Company, and the Company may, but is not obligated to, repurchase all or any portion of any former employee's vested incentive shares from such former employee at the then fair market value, as determined by the Board in its sole discretion. In the event that employment with the Company is terminated for cause, all vested and unvested incentive shares would be forfeited and revert to the Company.

NOTE I — COMMITMENTS AND CONTINGENCIES

[1] Operating leases:

The Company leases office and other facilities under operating leases expiring at various dates through September 2022. Total rent expense under these leases was approximately $1,994,000 and $1,091,000 for the years ended December 31, 2012 and 2011, respectively.

The Company also leases certain office equipment under operating leases with various terms expiring through March 2016. Total rent expense under these leases was approximately $68,000 and $67,000 for the years ended December 31, 2012 and 2011, respectively.

Estimated future minimum lease payments required under operating leases as of December 31, 2012 are as follows:

Year Ending December 31
2013	$1,312,906
2014	1,282,476
2015	1,286,349
2016	921,980
2017	667,404
Thereafter	1,878,583

$7,349,698

[2] Employment agreements:

The Company executed employment agreements with certain executive officers of the Company that provide for base salaries, discretionary bonus opportunities and Company-provided benefits. The agreements also

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Consolidated Financial Statements (Continued)
December 31, 2012 and 2011

NOTE I — COMMITMENTS AND CONTINGENCIES (Continued)

provide for certain termination benefits to be provided to the officers in the event that their employment is terminated without cause. In addition, in the event that the Company terminates or is deemed to terminate an executive's employment within one year following a change in control, as defined, or within 135 days preceding a change in control, any incentive shares held by the executive would become immediately vested. Four of the employment agreements also provide for the payment of a bonus to the executive upon the sale of the Company meeting certain conditions.

NOTE J — RELATED PARTY TRANSACTIONS

Two of the Company's office and other facility leases are leased from partnerships controlled by certain officers and members of the Company as of December 31, 2012 and 2011. One of the leases expired in April 2011 and the second will expire in July 2014. Total rent expense under these agreements was approximately $80,000 and $127,000 for the years ended December 31, 2012 and 2011, respectively.

NOTE K — RETIREMENT PLAN

The Company provides a defined-contribution and profit-sharing plan available to substantially all employees under Section 401(k) of the Internal Revenue Code. Under the defined-contribution plan, the Company contributes a maximum of 4% of all eligible employees' salaries. The Company's contribution to the plan was $119,663 and $100,359 for the years ended December 31, 2012 and 2011, respectively. The Company, at its discretion, may also make profit-sharing contributions. No profit-sharing contributions were made in 2012 or 2011.

NOTE L — INCOME TAXES

The Company is not subject to income taxes because it is treated as a partnership for income tax purposes. As such, the Company's members are taxed on their allocable share of the Company's profit and loss. CRI NewCo is a corporation subject to income taxes. Accordingly, the income tax amounts in the consolidated financial statements relate to CRI NewCo.

The provision for income taxes for the years ended December 31, 2012 and 2011 consists of the following:

	2012	2011
Current tax provision:
Federal	$51,357	$87,500
State and local	109,125	93,140

	160,482	180,640

Deferred tax benefit:
Federal	(1,383,030)	—
State and local	(396,932)	—

	(1,779,962)	—

Income tax (benefit) provision	$(1,619,480)	$180,640

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Consolidated Financial Statements (Continued)
December 31, 2012 and 2011

NOTE L — INCOME TAXES (Continued)

CRI NewCo had federal and state net operating loss carryforwards of approximately $1.0 million and $750,000, respectively, available to offset future taxable income as of December 31, 2012. If not utilized, such carryforwards expire in various years through 2030.

Deferred tax attributes resulting from differences between financial accounting amounts and tax bases of assets and liabilities of CRI NewCo as of December 31, 2012 and 2011 are as follows:

	2012	2011
Deferred tax assets — current:
Net operating loss carryforwards	$404,663	$—
Allowance for doubtful accounts	—	4,000

	404,663	4,000

Deferred tax assets — noncurrent:
Net operating loss carryforwards	—	1,327,000
AMT tax credit carryforward	113,695	78,000
Basis in property and equipment	(395,420)	206,000
Basis in intangible assets	1,552,629	1,569,000
Deferred rent	103,004	—
Incentive shares	—	20,000
Charitable contribution carryforwards	1,391	1,000

	1,375,299	3,201,000

	1,779,962	3,205,000
Valuation allowance	—	(3,205,000)

Net deferred tax assets	$1,779,962	$—

As of December 31, 2011, management recorded a full valuation allowance against the Company's net deferred tax assets. As of December 31, 2012, management determined that it is more likely than not that the Company will be able to utilize the full benefit of its deferred tax assets. Therefore, a valuation allowance against net deferred tax assets was no longer required given the Company's projected taxable income in future years and the timing and amount of the reversal of temporary differences.

NOTE M — SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 15, 2013, the date that the consolidated financial statements were available to be issued.

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Consolidated Condensed Balance Sheets
(Unaudited)

	September 30, 2013	December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$2,488,132	$2,136,759
Accounts receivable and unbilled services, net	9,324,895	6,536,290
Prepaid expenses and other current assets	1,442,168	636,886

Total current assets	13,255,195	9,309,935
Property and equipment, net	2,724,845	2,874,077
Goodwill	15,220,764	15,220,764
Intangible assets, net	4,581,700	5,070,700
Other assets	1,442,713	1,442,713

Total assets	$37,225,217	$33,918,189

LIABILITIES
Current liabilities:
Current portion of long-term debt	$2,800,000	$700,000
Accounts payable	700,830	1,034,526
Accrued expenses and other current liabilities	5,806,274	2,958,835
Deferred revenue	1,701,519	591,569

Total current liabilities	11,008,623	5,284,930
Revolving line-of-credit	—	2,000,000
Long-term debt	5,808,333	7,711,358
Other long-term liabilities	1,474,394	2,767,156

Total liabilities	18,291,350	17,763,444
Commitments and contingencies
MEMBERS' EQUITY	18,933,867	16,154,745

Total liabilities and members' equity	$37,225,217	$33,918,189

See notes to consolidated condensed financial statements

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Consolidated Condensed Statements of Income
(Unaudited)

	Nine Months Ended September 30,
	2013	2012
Revenue:
Service fees	$32,184,922	$28,269,001
Reimbursement revenue	1,176,188	1,030,830

	33,361,110	29,299,831

Operating expenses:
Costs of service fees	19,868,338	18,762,007
Reimbursable out-of-pocket expenses	1,176,188	1,030,830
Selling, general and administrative	6,189,727	5,583,374
Depreciation and amortization	988,049	1,029,007

	28,222,302	26,405,218

Income from operations	5,138,808	2,894,613

Other expense:
Interest expense, net	638,537	174,836
Other expense	409,719	1,087,904

	1,048,256	1,262,740

Income before income tax provision	4,090,552	1,631,873
Income tax provision	1,375,855	571,155

Net income	$2,714,697	$1,060,718

See notes to consolidated condensed financial statements

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Consolidated Condensed Statements of Cash Flows
(Unaudited)

	Nine Months Ended September 30,
	2013	2012
Cash flows from operating activities:	$2,701,189	$4,456,506

Cash flows from investing activities:
Purchases of property and equipment	(349,816)	(1,823,117)

Net cash used in investing activities	(349,816)	(1,823,117)

Cash flows from financing activities:
Repayments of long-term debt	—	(965,765)
Payment of contingent consideration	—	(1,083,333)
Net repayments under revolving line-of-credit	(2,000,000)	(1,100,000)

Net cash used in financing activities	(2,000,000)	(3,149,098)

Net increase (decrease) in cash and cash equivalents	351,373	(515,709)
Cash and cash equivalents at beginning of year	2,136,759	3,325,738

Cash and cash equivalents at end of period	$2,488,132	$2,810,029

Supplemental disclosure of noncash investing and financing activities:
Promissory notes issued as contingent consideration	$—	$375,000

See notes to consolidated condensed financial statements

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Unaudited Consolidated Condensed Financial Statements

Note A — Organization and Business

CRI Holding Company, LLC ("CRI Holdco"), a Delaware limited liability company headquartered in Mt. Laurel, New Jersey, was organized on May 30, 2007 as a holding company for CRI Worldwide, LLC ("CRI WW") and CRI NewCo, Inc. ("CRI NewCo"). CRI WW is wholly-owned by CRI NewCo. CRI NewCo, a Delaware corporation, is a wholly-owned subsidiary of the Company. On December 7, 2010, CRI WW purchased all of the outstanding membership units of Lifetree Clinical Research, L.C. ("Lifetree"), a Utah limited liability company.

CRI WW is a clinical research company which performs inpatient and outpatient clinical trials in the United States, ranging from Phase I to IV, as contracted by pharmaceutical and biotechnology companies, and other clinical research organizations.

Note B — Summary of Significant Accounting Policies

[1] Basis of Presentation:

The accompanying consolidated condensed financial statements of CRI Holdco and its wholly-owned subsidiaries, CRI WW, CRI NewCo and Lifetree (the "Company") along with the accounts of CNS Research Institute, P.C. ("CNS") are unaudited. All intercompany accounts and transactions are eliminated in consolidation.

The consolidated condensed financial statements for the unaudited interim periods presented include all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation of financial position, results of operations and cash flows for such interim periods. Results of those interim periods are not necessarily indicative of results that may be expected for the full year.

Financial Accounting Standards Board's ("FASB") accounting guidance concerning variable interest entities ("VIE") addresses the consolidation of business enterprises to which the usual condition of consolidation (ownership of a majority voting interest) does not apply. This guidance focuses on controlling financial interests that may be achieved through arrangements that do not involve voting interests. The guidance requires an assessment of who the primary beneficiary is and whether the primary beneficiary should consolidate the VIE. The primary beneficiary is identified as the variable interest holder that has both the power to direct the activities of the variable interest entity that most significantly impacts the entity's economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Application of the VIE consolidation requirements may require the exercise of significant judgment by management.

The Company has evaluated its relationship with CNS, and has determined that CNS is a variable interest entity. The Company considered many factors in connection with determining that it is appropriate to consolidate CNS. CNS was organized, and is controlled, by an officer and an owner of the Company for the purpose of conducting clinical trial research. The Company has a professional services agreement with CNS with an initial term expiring May 30, 2017. Under the terms of the agreement, CRI WW compensates CNS for services performed by CNS at a rate equal to direct costs incurred plus indirect costs as specified in the agreement. Additionally, CNS cannot provide services to any other party without the prior written approval of the Company. The Company manages all aspects of CNS' operations including providing all administrative support and making all significant operational decisions for CNS. During the nine months ended September 30, 2013 and 2012, the Company paid CNS $883,595 and $1,263,053, respectively, as compensation under this agreement, which was eliminated in consolidation. CNS had no net income for

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Unaudited Consolidated Condensed Financial Statements (Continued)

Note B — Summary of Significant Accounting Policies (Continued)

each of the nine months ended September 30, 2013 and 2012. The Company considered all of these factors and has determined that it is the primary beneficiary of this variable interest entity and that CNS is required to be consolidated.

[2] Estimates:

The preparation of the consolidated condensed financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the consolidation of variable interest entities, the carrying amount of property and equipment, intangible assets and goodwill, assessment of impairment, valuation allowances for accounts receivable and deferred tax assets and the valuation of warrants, incentive shares and contingent consideration. Actual results could differ from those estimates.

[3] Cash and cash equivalents:

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

[4] Accounts receivable and unbilled services:

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company does not require collateral from its customers. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio when deemed necessary. In establishing the required allowance, management considers historical losses and current receivables' aging. The Company reviews its allowance for doubtful accounts monthly. Account balances would be charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The allowance for doubtful accounts as of September 30, 2013 and December 31, 2012 was $0.

Unbilled services represent amounts earned for services that have been rendered, but for which clients have not been billed, and include reimbursement revenue.

[5] Long-lived assets:

The Company assesses long-lived assets for impairment whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. No impairment charges were recorded during the nine months ended September 30, 2013 and 2012.

[6] Goodwill and intangible assets:

The Company does not amortize goodwill and other identifiable intangible assets that have indefinite useful lives. Goodwill represents the excess cost of companies acquired over the fair value of their net assets at the dates of acquisition. The Company analyzes goodwill and other indefinite-lived intangible assets to determine any potential impairment loss annually as of December 31, unless conditions exist that require an updated analysis on an interim basis. A fair value approach is used to test for impairment. The fair value approach compares estimates related to the fair value of the reporting unit with the unit's carrying amount, including goodwill. The fair value is determined using both the market approach and the income approach, which consists of projected discounted cash flows. If the carrying amount of the reporting unit exceeds the

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Unaudited Consolidated Condensed Financial Statements (Continued)

Note B — Summary of Significant Accounting Policies (Continued)

fair value, the amount of the impairment loss must be measured. For the purpose of the impairment test, management has concluded that it has only one reporting unit. Management conducted its annual impairment test as of December 31, 2012 and the results of the testing indicated that there was no impairment.

Intangible assets that have finite useful lives are amortized over the shorter of their useful lives or contractual lives. Intangible assets with finite useful lives are periodically reviewed to determine if facts and circumstances indicate that the useful life is shorter than originally estimated or that the carrying amount of an asset may not be recoverable. If such facts and circumstances do exist, the recoverability of intangible assets is assessed by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets.

[7] Fair value measurements:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A framework has been established for measuring fair value and providing disclosures regarding fair value measurement in accordance with accounting principles generally accepted in the United States of America. The framework established a three-level valuation hierarchy for fair value measurement. These valuation techniques are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

These two types of inputs create the following fair value hierarchy:

  Level 1 — Quoted prices for identical instruments in active markets.

  Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable.

  Level 3 — Instruments whose significant inputs are unobservable.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset's or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The inputs used to estimate the Company's liability for contingent consideration are not observable. The fair value of this liability is based on Level 3 inputs. Management uses actual and projected operating results during the earn-out period to estimate the liability for contingent consideration. This valuation methodology involves a significant degree of judgment by management.

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Unaudited Consolidated Condensed Financial Statements (Continued)

Note B — Summary of Significant Accounting Policies (Continued)

The following summarizes changes in the liability measured at fair value using Level 3 inputs on a recurring basis for the nine months ended September 30, 2013:

Contingent Consideration
Balance — December 31, 2012	$1,883,869
Change in estimated fair value	415,343

Balance — September 30, 2013	$2,299,212

The following provides information on the valuation techniques and nature of significant unobservable inputs used to determine the value of the Level 3 liability as of September 30, 2013. The inputs are not indicative of the unobservable inputs that may have been used for an individual asset or liability.

Liability	Fair Value September 30, 2013	Valuation Techniques	Unobservable Inputs	Input
Liability for contingent consideration	$2,299,212	Discounted cash flows	Discount rate	13%

The current portion of this liability at September 30, 2013, totaling $1,683,334, is recorded in accrued expenses and other current liabilities and the remaining long-term portion, totaling $615,878, is recorded in other long-term liabilities in the accompanying consolidated condensed balance sheets.

[8] Service revenue:

The Company recognizes revenue when all of the following conditions are satisfied:

  •
  There is persuasive evidence of an arrangement;

  •
  The service has been delivered to the client;

  •
  The collection of fees is probable; and

  •
  The amount of fees to be paid by the customer is fixed or determinable.

The Company's agreements with its customers generally involve multiple service deliverables, where bundled service deliverables are accounted for in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 605-25, Multiple-Element Arrangements. The Company recognizes revenue primarily using a units-based methodology whereby units completed are multiplied by the applicable contracted per-unit price. For a units-based contract, a typical unit could include such things as completion of a monitoring visit, monthly site management units or case report form pages entered. The Company tracks the units completed for each unit category included in the contract. Service revenue is recognized monthly based on the units actually completed in the period at the agreed-upon unit value or selling price. Revenue related to changes in contract scope, which are subject to client approval, is recognized when realization is assured and amounts are reasonably determinable. Contract provisions do not provide for rights of return or refund, but normally include rights of cancellation with notice, in which case services delivered through the cancellation date are due and payable by the customer, including certain costs to conclude the trial or study.

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Unaudited Consolidated Condensed Financial Statements (Continued)

Note B — Summary of Significant Accounting Policies (Continued)

[9] Reimbursement revenue and reimbursable out-of-pocket expenses:

As the Company provides services on contracts, it also incurs third-party and other pass-through costs, which are reimbursable by its customers pursuant to the terms of contracts. The revenues and costs from these third-party and other pass-through costs are reflected in the accompanying consolidated statements of income as reimbursement revenue and reimbursable out-of-pocket expenses.

[10] Deferred revenue:

Deferred revenue represents amounts that have been received, but have not yet been earned.

[11] Concentrations of credit risk:

The Company maintains cash accounts which, at times, may exceed the federally insured limit. The Company mitigates this risk by only depositing funds with major financial institutions and has not experienced any losses from maintaining cash accounts in excess of the federally insured limit. The cash balance in excess of the federally insured limit of $250,000 as of September 30, 2013 was $2,210,403. Management believes that it is not exposed to any significant credit risks on its cash accounts.

[12] Incentive share compensation:

The Company records compensation expense associated with incentive shares issued to employees based on the estimated fair value at the grant date. The Company uses the Black-Scholes option pricing model to determine the fair value of incentive share awards and recognizes such value over the service period of the awards, which is generally equal to the vesting period.

[13] Income taxes:

The Company is a partnership for federal income tax purposes; therefore, all income tax consequences resulting from the operations of the Company are reported on the members' income tax returns. CRI NewCo is a corporation for both legal and tax purposes. The tax balances in the consolidated condensed financial statements, if any, relate to CRI NewCo. Included in CRI NewCo's tax balances are the results of its two wholly-owned single member limited liability companies, CRI WW and Lifetree Clinical Research, L.C.

Income taxes are accounted for under the assets-and-liabilities method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Accounting principles generally accepted in the United States of America require entities to evaluate, measure, recognize and disclose any uncertain income tax positions taken on their income tax returns. There are no uncertain tax positions.

The Company recognizes accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision. There was no income tax related interest and penalties recorded for the nine months ended September 30, 2013 and 2012.

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Unaudited Consolidated Condensed Financial Statements (Continued)

Note B — Summary of Significant Accounting Policies (Continued)

The income tax returns of the Company for the years ended December 31, 2010, 2011, and 2012 are subject to examination by the Internal Revenue Service and other various taxing authorities, generally for three years after they were filed.

[14] Deferred rent:

For operating leases that contain rent escalation or rent concession provisions, the Company records the total rent payable during the lease term on a straight-line basis over the term of the lease. The Company records the difference between the rent paid and the straight-line rent as a deferred rent liability in the accompanying consolidated condensed balance sheets.

For leases in which the landlord provides the Company with a reimbursement of costs related to leasehold improvements, any payments made by a landlord to or on behalf of the Company are reported by the Company as a deferred rent liability that reduces rent expense on a straight-line basis over the lease term. During 2012, the Company received reimbursements of $693,858 which was recorded as a deferred rent liability as of December 31, 2012.

The current portion of the deferred rent liability of $52,704 and $67,702 is included in accrued expenses and other current liabilities in the accompanying consolidated condensed balance sheets as of September 30, 2013 and December 31, 2012, respectively.

[15] Significant customers:

There were two customers that accounted for 10% or more of the Company's revenues for the nine months ended September 30, 2013 and one customer that accounted for more than 10% of accounts receivable as of September 30, 2013. Customer A accounted for 19% of our revenues and 21% of our accounts receivable balance at September 30, 2013. Customer B accounted for 11% of our revenues for the nine months ended September 30, 2013 and 2% of our accounts receivable balance at September 30, 2013. There were no customers that accounted for 10% or more of the Company's revenues for the nine months ended September 30, 2012.

[16] New accounting pronouncement:

In July 2012, the FASB issued an Accounting Standards Update ("ASU") on testing indefinite-lived intangible assets for impairment. This guidance allows entities to use a qualitative approach to test indefinite-lived intangible assets for impairment. The guidance permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed quantitative impairment test by comparing the fair value of the indefinite-lived intangible asset with its carrying value. Otherwise, the quantitative impairment test is not required. This guidance is effective for fiscal years beginning after September 15, 2012. The Company has not yet determined if we will utilize the qualitative assessment for impairment during our annual impairment testing in the fourth quarter but we do not expect the adoption of this standard to have a material impact on the Company's financial statements.

In February 2013, the FASB issued an ASU on reclassifications out of other comprehensive income. The amendments in this update require an entity to report the effect of significant reclassifications out of

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Unaudited Consolidated Condensed Financial Statements (Continued)

Note B — Summary of Significant Accounting Policies (Continued)

accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This accounting standard update is effective prospectively for annual and interim periods beginning after December 15, 2013 and will not have a material impact on the Company's consolidated financial statements, but will likely result in additional disclosures as described above.

In July 2013, the FASB issued an ASU on the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This ASU requires that entities present an unrecognized tax benefit, or portion of an unrecognized tax benefit, as a reduction to a deferred tax asset in the financial statements for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with certain exceptions. This accounting standard update is effective prospectively for fiscal years and interim periods within those years beginning after December 15, 2013, however early adoption and retrospective application is permitted. The Company does not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

Note C — Accounts Receivable

Accounts receivable as of September 30, 2013 and December 31, 2012 consists of the following:

	September 30, 2013	December 31, 2012
Accounts receivable	$8,719,291	$5,621,035
Unbilled services	605,604	915,255

	$9,324,895	$6,536,290

Note D — Intangible Assets

The following is a summary of intangible assets and related accumulated amortization as of September 30, 2013 and December 31, 2012:

	September 30, 2013
	Life (Years)	Gross	Accumulated Amortization	Net
Customer list	10	$5,760,000	$(3,064,307)	$2,695,693
Patient list	5	2,580,000	(2,413,993)	166,007
Backlog	1	250,000	(250,000)	—
Trade name	Indefinite	1,720,000	—	1,720,000

Total intangible assets		$10,310,000	$(5,728,300)	$4,581,700

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Consolidated Condensed Financial Statements (Continued)

Note D — Intangible Assets (Continued)

	December 31, 2012
	Life (Years)	Gross	Accumulated Amortization	Net
Customer list	10	$5,760,000	$(2,632,307)	$3,127,693
Patient list	5	2,580,000	(2,356,993)	223,007
Backlog	1	250,000	(250,000)	—
Trade name	Indefinite	1,720,000	—	1,720,000

Total intangible assets		$10,310,000	$(5,239,300)	$5,070,700

Amortization of intangible assets was $489,000 and $690,317 for the nine months ended September 30, 2013 and 2012, respectively.

Note E — Line-of-Credit, Long-Term Debt and Warrants

[1] Square 1 Bank credit facility:

As of December 31, 2011, the Company had a loan and security agreement with Square 1 Bank that provided for borrowing under a revolving line-of-credit of up to $4,850,000 and term loans of up to $3,494,222. On December 21, 2012, the Company entered into an amendment to the loan and security agreement which allowed the Company to increase available borrowing under the revolving line-of-credit to $6,000,000 and borrow $7,700,000 under an additional term loan.

The credit facility is collateralized by all assets of the Company. The line-of-credit facility provides borrowing up to a maximum of $6,000,000, subject to availability calculated under the borrowing base, which is 80% of the eligible accounts as defined in the agreement. The unused borrowing base was $6,000,000 as of September 30, 2013. Interest is due monthly and accrues at the greater of the prime rate plus 2.25% or 5.50% (5.50% as of September 30, 2013). The line-of-credit matures on December 21, 2014. The Company is required to pay quarterly, in arrears, a fee of 0.125% of the average unused available balance under the revolving line-of-credit for the quarter.

The proceeds from the $7,700,000 additional term loan were used to repay all other term loans with Square 1 Bank outstanding as of December 21, 2012, to redeem Series B Preferred and Series C Preferred shares of the Company and for general working capital purposes. The term loan matures in June 2016 with monthly payments of $233,333 commencing in October 2013, and bears interest, which is payable monthly, at the greater of the prime rate plus 3.25% or 6.50% (6.50% as of September 30, 2013).

The loan and security agreement with Square 1 Bank contains financial covenants, including a minimum cash plus excess availability covenant that requires the Company to maintain cash held by Square 1 Bank plus amounts which are undrawn but available under the revolving line-of-credit of at least $1,500,000, and a minimum debt service coverage ratio covenant, as defined in the agreement. As of September 30, 2013 and December 31, 2012, the Company was in compliance with its financial covenants.

During the nine months ended September 30, 2013, the Company repaid all amounts outstanding on the line of credit.

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Consolidated Condensed Financial Statements (Continued)

Note E — Line-of-Credit, Long-Term Debt and Warrants (Continued)

[2] Promissory notes payable to former members of Lifetree:

In connection with the earn out provision included in the acquisition agreement for Lifetree, the Company issued two promissory notes during 2012 with an aggregate principal amount of $908,333 to the former members of Lifetree. The promissory notes may be prepaid without premium or penalty and are due on March 1, 2015. The notes become due immediately upon change of control. The notes do not accrue interest unless a payment default, as defined, was to occur. Management has estimated the fair value of these notes to be $908,333 and $711,358 as of September 30, 2013 and December 31, 2012, respectively, which is included in long-term debt as of December 31, 2012 in the accompanying consolidated condensed balance sheets. At maturity, the holder of the notes has the option to be paid in cash or by the issuance of the most recent form of preferred shares issued by the Company. The notes are secured by all of the assets of the Company and are subordinate to the borrowings outstanding under the Square 1 Bank credit facility.

[3] Warrant issuance:

In conjunction with debt agreements executed with Square 1 Bank in December 2009 and 2010, the Company issued Square 1 Bank warrants to purchase 120,000 Series B Preferred Shares and 75,000 Series C Preferred Shares, respectively, at an exercise price of $1 per share. The warrants expire on December 10, 2016 and December 7, 2017, respectively.

On December 21, 2012, Square 1 Bank exercised 40,366 of the Series B Preferred warrants and the 75,000 Series C Preferred warrants. The Series B and Series C Preferred Shares that were received upon exercise were redeemed for an aggregate cash payment of $190,366. As of September 30, 2013, Square 1 Bank holds warrants to purchase 79,634 Series B Preferred Shares at an exercise price of $1 per share, and the fair value of these remaining warrants was not material.

[4] Future maturities:

Aggregate maturities of long-term debt subsequent to September 30, 2013, are as follows:

Year Ending December 31	Long-term Debt	Promissory Notes	Total Long-term Debt
2013 (remaining)	$700,000	$—	$700,000
2014	2,800,000	—	2,800,000
2015	2,800,000	908,333	3,708,333
2016	1,400,000	—	1,400,000

	$7,700,000	$908,333	8,608,333

Less current portion			(2,800,000)

Long-term debt			$5,808,333

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Consolidated Condensed Financial Statements (Continued)

Note F — Members' Equity

[1] Incentive shares:

Incentive share awards are granted by the Board to key employees of the Company under the terms of Incentive Share Agreements. Holders of incentive shares are not considered to be members and do not have voting rights. Incentive shares allow for the grantee to participate in the profits of the Company, and are paid in cash when approved by the Board. The maximum number of incentive shares that can be issued is 4,684,058.
Following is a summary of the activity in the incentive share awards plan:

Number of Shares
Outstanding as of December 31, 2012	4,570,839
Granted	—
Forfeited	—

Outstanding as of September 30, 2013	4,570,839

During the nine months ended September 30, 2013 and 2012, the Company recognized $64,425 and $73,914, respectively, of expense related to incentive shares, which is included in selling, general and administrative expenses in the accompanying consolidated condensed statements of income.

The fair value of the incentive shares granted during the nine months ended September 30, 2012 was estimated at the date of grant using the Black-Scholes option pricing model, assuming no dividends and using the following weighted average valuation assumptions:

Risk-free rate	0.6%
Expected life	5 years
Expected volatility	45.0%

Incentive shares generally vest over a period of four years. As of September 30, 2013, 2,970,762 outstanding incentive shares were vested and there was $188,540 of unearned compensation related to nonvested incentive shares. In the event that employment with the Company is terminated for any reason other than cause, all unvested incentive shares would be cancelled and revert to the Company, and the Company may, but is not obligated to, repurchase all or any portion of any former employee's vested incentive shares from such former employee at the then fair market value, as determined by the Board in its sole discretion. In the event that employment with the Company is terminated for cause, all vested and unvested incentive shares would be forfeited and revert to the Company.

CRI HOLDING COMPANY, LLC AND SUBSIDIARIES
(A Limited Liability Company)
Notes to Consolidated Condensed Financial Statements (Continued)

Note G — Related Party Transactions

One of the Company's facility leases is leased from partnerships controlled by certain officers and members of the Company as of September 30, 2013 and 2012. The lease will expire in July 2014. Total rent expense under these agreement was approximately $60,000 for the nine months ended September 30, 2013 and 2012, respectively.

Note H — Retirement Plan

The Company provides a defined-contribution and profit-sharing plan available to substantially all employees under Section 401(k) of the Internal Revenue Code. Under the defined-contribution plan, the Company contributes a maximum of 4% of all eligible employees' salaries. The Company did not make any contribution to the plan for the nine months ended September 30, 2013 and 2012, as the contributions are made during the fourth quarter of each year. The Company, at its discretion, may also make profit-sharing contributions. No profit-sharing contributions were made in 2013 or 2012.

Note I — Income Taxes

The Company is not subject to income taxes because it is treated as a partnership for income tax purposes. As such, the Company's members are taxed on their allocable share of the Company's profit and loss. CRI NewCo is a corporation subject to income taxes. Accordingly, the income tax amounts in the consolidated condensed financial statements relate to CRI NewCo.

Note J — Subsequent Events

On December 2, 2013, the Company was acquired by PRA Global Holdings, Inc., a clinical research organization, for $77.1 million in cash.

                                   Shares

PRA Health Sciences, Inc.

Common Stock

PRELIMINARY PROSPECTUS

Joint Book-Running Managers
 Jefferies
Citigroup
KKR
UBS Investment Bank
Credit Suisse
Wells Fargo Securities

Co-Managers
 Baird
William Blair

                                , 2014

Until                                             , 2014 (25 days after the commencement of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the NASDAQ Global Market listing fee.

Amount
Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
The NASDAQ Global Stock Market listing fee		*
Accountants' fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent's fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides for this limitation of liability. We have entered into indemnification agreements with our directors pursuant to which we have agreed to indemnify them to the fullest extent permitted by Delaware law.

Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys' fees) which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

Our amended and restated bylaws provide that we must indemnify, and advance expenses to, our directors and officers to the full extent authorized by the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by the board of directors pursuant to the applicable procedure outlined in the amended and restated bylaws.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15.    Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by us within the past three years. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

Stock Option Grants

On December 20, 2013, we granted stock options to purchase an aggregate of 11,170,000 shares of our common stock with an exercise prices of $5.00 per share, to certain of our employees and directors in connection with services provided to us by such parties. As of July 31, 2014, options to purchase 26,666 shares of common stock had been exercised for aggregate consideration in the amount of $33,333, and options to purchase 202,234 shares of common stock had been canceled or repurchased.

The issuances of stock options and the shares of common stock issuable upon the exercise of the options described in this Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, and directors, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated under the Securities Act or the exemption set forth in Section 4(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.

Item 16.    Exhibits and Financial Statement Schedules.

See the Exhibit Index beginning on page II-7, which follows the signature pages hereof and is incorporated herein by reference.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  (4)
  In a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)
  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  (ii)
  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  (iii)
  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  (iv)
  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on this           day of                        , 2014.

PRA HEALTH SCIENCES, INC.
By:	Colin Shannon President and Chief Executive Officer

Signatures and Power of Attorney

We, the undersigned officers and directors of PRA Health Sciences, Inc., hereby severally constitute and appoint                             , and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Name	Title	Date

Colin Shannon	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	, 2014
Linda Baddour	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	, 2014
James C. Momtazee	Director	, 2014

Name	Title	Date

Ali J. Satvat	Director	, 2014
Max C. Lin	Director	, 2014

EXHIBIT INDEX

Exhibit Number		Description of Exhibit
1.1	*	Form of Underwriting Agreement
3.1	*	Form of Amended and Restated Certificate of Incorporation (to be effective immediately prior to the closing of this offering)
3.2	*	Form of Amended and Restated Bylaws (to be effective immediately prior to the closing of this offering)
4.1	*	Specimen Stock Certificate evidencing the shares of common stock
4.2		Form of Management Stockholder's Agreement of PRA Health Sciences, Inc.
4.3		Sale Participation Agreement of KKR PRA Investors L.P., dated September 23, 2013
5.1	*	Opinion of Simpson Thacher & Bartlett LLP
10.1	*	PRA Health Sciences, Inc. 2014 Equity Incentive Plan
10.2		PRA Holdings Global, Inc. 2013 Equity Incentive Plan
10.3		PRA Holdings, Inc. 2007 Equity Incentive Plan
10.4		PRA International 2004 Incentive Award Plan
10.5		PRA Holdings, Inc. 2001 Stock Option Plan
10.6		Form of Stock Option Agreement
10.7		Form of Rollover Option Agreement
10.8		Amended and Restated Employment Agreement, effective as of January 1, 2010, by and between PRA International and Colin Shannon, as amended
10.9		Employment Agreement, effective July 1, 2014, between PRA Global Holdings, Inc., PRA International and Colin Shannon
10.10		Employment Agreement, dated as of June 4, 2007, by and between PRA International and Linda Baddour
10.11		Employment and Non-Competition Agreement, effective as of March 1, 2009, by and between Pharmaceutical Research Associates, Inc. and David W. Dockhorn
10.12		Senior Secured Credit Agreement, dated as of September 23, 2013, by and among PRA Holdings, Inc., UBS AG, Stamford Branch, as administrative agent, and other agents and lenders party thereto
10.13
Amendment No. 1 to the Senior Secured Credit Agreement, dated as of March 14, 2014, by and among PRA Holdings, Inc., UBS AG, Stamford Branch, as administrative agent, and other agents and lenders party thereto
10.14		Security Agreement, dated as of September 23, 2013, by and among PRA Holdings, Inc., UBS AG, Stamford Branch, as administrative agent, and other agents and lenders party thereto
10.15		Guarantee Agreement, dated as of September 23, 2013, by and among PRA Holdings, Inc., UBS AG, Stamford Branch, as administrative agent, and other agents and lenders party thereto

Exhibit Number		Description of Exhibit
10.16		Indenture, dated as of September 23, 2013, among Pinnacle Merger Sub, Inc., as Issuer, the Guarantors named therein and Wells Fargo Bank, National Association, as Trustee
10.17		Registration Rights Agreement among KKR PRA Investors L.P., KKR PRA Investors GP LLC and PRA Health Sciences, Inc. (f/k/a Pinnacle Holdco Parent, Inc.)
10.18		Monitoring Agreement of PRA Health Sciences, Inc. (f/k/a) Pinnacle Holdco Parent, Inc., dated September 23, 2013
10.19
Indemnification Agreement among KKR PRA Investors L.P., KKR PRA Investors GP LLC, PRA Health Sciences, Inc. (f/k/a Pinnacle Holdco Parent, Inc.), PRA Holdings, Inc. and Kohlberg Kravis Roberts & Co. L.P. dated September 23, 2013
10.20		Transaction Fee Agreement between PRA Health Sciences, Inc. (f/k/a Pinnacle Holdco Parent, Inc.) and Kohlberg Kravis Roberts & Co. L.P. dated September 23, 2013
10.21	*	Form of Stockholders Agreement among PRA Health Sciences, Inc., KKR PRA Investors L.P. and KKR Associates North America Fund XI
16.1		Letter from PricewaterhouseCoopers LLP, dated July 16, 2014
21.1		Subsidiaries of the Registrant
23.1	*	Consent of Deloitte & Touche LLP
23.2	*	Consent of PricewaterhouseCoopers LLP
23.3	*	Consent of BDO USA, LLP
23.4	*	Consent of Ernst & Young LLP
23.5	*	Consent of EisnerAmper LLP
23.6	*	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1)
24.1		Power of Attorney (included on signature page)

*
To be filed by amendment.